Filed Pursuant to Rule 424(b)(4)

Registration No. 333-124225

PROSPECTUS

2,500,000 Shares

Common Stock

We are offering 2,500,000 shares of our common stock. Our common stock is currently listed on the Nasdaq National Market under the symbol “BXXX.” The last reported sale price of our common stock on August 9, 2005 was $12.90.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 10 to read about factors you should consider before you make your investment decision.

	Per Share	Total
Price to public	$11.500	$28,750,000
Underwriting discounts and commissions	$0.661	$1,653,125
Proceeds, before expenses, to us	$10.839	$27,096,875

We have granted the underwriters a 30-day option to purchase up to 375,000 additional shares of common stock at the same price, and on the same terms, solely to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the common stock to purchasers against payment in New York, New York on or about August 15, 2005 subject to customary closing conditions.

The date of this prospectus is August 9, 2005

BROOKE CORPORATION	OFFICE AND FRANCHISE LOCATIONS (as of June 30, 2005)

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of the date on the front cover, but the information may have changed since that date.

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FORWARD-LOOKING AND CAUTIONARY STATEMENTS

We caution you that this prospectus includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to the safe harbor created by that act. Among other things, these statements relate to our financial condition, results of operations and business. These forward-looking statements are generally identified by the words or phrases “would be,” “will allow,” “expect to,” “intend to,” “will continue,” “is anticipated,” “estimate,” “plan,” “may,” “believe,” “implement,” “build,” “project” or similar expressions and references to strategies or plans.

While we provide forward-looking statements to assist in the understanding of our anticipated future financial performance, we caution readers not to place undue reliance on any forward-looking statements, which speak only as of the date that we make them. Forward-looking statements are subject to significant risks and uncertainties, many of which are beyond our control. Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove to be inaccurate. Actual results may differ materially from those contained in or implied by these forward-looking statements for a variety of reasons. These risks and uncertainties are discussed in more detail under “Risk Factors,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus and include, but are not limited to:

•	A significant part of our business strategy involves adding new franchise locations, and our failure to grow may adversely affect our business, prospects, results of operations and financial condition.

•	Our franchisees’ financial performance may adversely affect their ability to repay amounts due to us.

•	Our financial condition could be adversely affected if we are unable to fund our loans through sales to third parties.

•	We make certain assumptions regarding the profitability of our securitizations and loan participations which may not prove to be accurate.

•	The value of the collateral securing our loans to borrowers may be adversely affected by our borrowers’ actions.

•	Potential litigation and regulatory proceedings regarding commissions, fees, contingency payments, profit sharing and other compensation paid to brokers or agents could materially adversely affect our financial condition.

•	We may be required to repurchase loans sold with recourse or make payments on guarantees.

•	We are dependent on key personnel.

•	Efforts to comply with the Sarbanes-Oxley Act will involve significant expenditures; non-compliance with the Sarbanes-Oxley Act may adversely affect us.

•	We have experienced material weaknesses in our internal controls.

•	We compete in a highly regulated industry, which may result in increased expenses or restrictions in our operations.

We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the market performance of our shares of common stock.

INDUSTRY AND MARKET DATA

The market data and other statistical information relating to our industry used throughout this prospectus are based on independent industry publications, government publications, reports by market research firms or other published independent sources. Some data are also based on our good faith estimates, which are derived from our review of internal surveys, as well as the independent sources listed above. Although we believe these sources are reliable, we have not independently verified this information and cannot guarantee its accuracy and completeness.

SUMMARY

The items in the following summary are described in more detail later in this prospectus. This summary provides an overview of selected information and does not contain all of the information that you should consider before you invest. Therefore, you should also read the more detailed information set out in this prospectus, including the consolidated financial statements and related notes included in this prospectus. In this prospectus, unless the context requires otherwise or unless as otherwise expressly stated, references to “we,” “our,” “us,” “the Company” and “Brooke” refer collectively to Brooke Corporation and its subsidiaries.

Brooke Corporation

We sell property and casualty insurance and other services to individuals and small businesses through our network of over 440 franchise locations in 28 states. In exchange for initial franchise fees and a share of ongoing revenues, we provide our franchise agencies with access to the products of many leading insurance companies, as well as marketing assistance and administrative support. As part of our strategy, we lend to our franchisees to fund the acquisition of franchises or the start up of new franchises. We believe that independent ownership creates incentives for growth and profitability, which in turn drives the creation of shareholder value for our company. We are one of the largest franchisors of insurance agencies in the United States, based on number of franchise locations.

We provide our franchisees with the wealth creation opportunities associated with independent business ownership while offering operational assistance more typical of a large insurance distribution company. The key elements of our business model are:

•	financing the acquisition or start up of locally-owned insurance agencies for our franchisees;

•	providing our franchisees with access to the products of hundreds of insurance companies;

•	receiving commissions directly from insurance companies and deducting the loan payments and other amounts due to us before remitting the balance to our franchisees;

•	offering operational support, such as cash management, record-keeping, financial management and marketing assistance to our franchisees; and

•	monitoring the financial performance of our borrowers and taking early corrective action in the event of financial difficulty.

Between December 31, 2001 and December 31, 2004, we grew our total operating revenues and net income by a compound average annual rate of 61% and 113%, respectively. During this period, our network of franchises has grown by a compound average annual rate of 52% and our loan portfolio has grown by a compound average annual rate of 69%. For the year ended December 31, 2004, we had total operating revenues and net income of $101.9 million and $6.7 million, respectively. For the six months ended June 30, 2005, we had total operating revenues and net income of $69.0 million and $5.4 million, respectively.

To expand our franchise network, we acquire independent insurance agencies, generally those with less than $1 million in annual revenues, and convert them into our franchises. We also recruit experienced individual insurance agents to start up new franchises. According to industry sources, as of 2004, there were over 20,000 independent insurance agencies with annual revenues of between $150,000 and $1.25 million and over 380,000 individual licensed insurance agents in the United States. We believe there is a significant opportunity to expand both our franchising and lending operations. During 2004, we added 156 locations to our network and, during the six months ended June 30, 2005, we added 87 locations.

We conduct our business through three operating subsidiaries. For the year ended December 31, 2004, Brooke Franchise represented 83% of our total operating revenues, while Brooke Credit accounted for 8% of our total operating revenues and Brooke Brokerage accounted for 9% of our total operating revenues.

Brooke Franchise Corporation. Through Brooke Franchise, we provide marketing and operational support to our franchise agencies to help them compete and operate their businesses successfully. Our marketing and operational support systems include the following:

Access to the products of leading insurance carriers. The consolidated purchasing power that we gain by aggregating our franchisees’ insurance premium volumes allows our franchise network to access the insurance products of hundreds of insurance companies, including 10 of the 15 largest property and casualty insurers in the United States, as measured by net premiums written.

Professional marketing. We assist our franchisees in identifying potential customers, developing advertising and measuring marketing effectiveness.

Business and financial administration. We provide cash management, electronic document archiving and budgeting assistance to our franchisees.

Buyers assistance. We assist our franchisees in the acquisition and conversion of businesses into our franchises, including pre-closing inspection, marketing plan development and operation consulting services.

For the six months ended June 30, 2005, we generated approximately 70% of our retail commission income from personal lines insurance, such as auto and homeowners insurance, and approximately 30% from commercial lines insurance, such as business owners insurance. In addition to our franchising of insurance agencies, to a limited extent, we sell mutual funds and securities through our financial services franchise locations and final expense and funeral services through our funeral home franchise locations.

Brooke Credit Corporation. Brooke Credit specializes in lending to our franchisees to fund the acquisition of our franchises, initial franchise fees and, in certain cases, working capital needs. We believe that our ability to provide acquisition financing, which can otherwise be difficult for insurance agent entrepreneurs to access, helps facilitate independent ownership and helps us to grow our franchise network.

Brooke Franchise assists Brooke Credit in monitoring our borrowers’ business performance, identifying negative operating trends and providing management expertise to address these trends. To reduce our risk of loss on loans made to our franchisees, we have developed tools to preserve collateral and mitigate losses, including:

Receipt of cash directly from insurers. We receive, in most cases, commissions directly from insurance carriers for the insurance policies sold by our franchisees. We deduct our percentage of the revenues, monthly loan payments and any other amounts owed to us before we distribute the balance to our franchisee.

Ability to monitor our franchisees and take action. We review reports monthly and have daily access to financial data on our franchisees. In cases where we identify financial or operational problems, we generally are able to establish greater expense controls or, in severe cases, assume day-to-day operating control of the franchise.

Loan underwriting. We use our managing and lending expertise to analyze such factors as revenue, supplier relationships, marketing activities and customer retention before making a loan to a borrower.

Back-office administration. We provide trust accounts for customer receipts, centralized storage of customer files, and accounting for and disbursement of revenues. In the event that we must assume operating control over a franchisee borrower, we have the information and records necessary for continued operations.

We have relationships with approximately 110 commercial banks and finance companies that purchase either direct interests in our loans or securities backed by pools of our loans. Although these institutions do not generally originate acquisition loans to insurance agencies, they have purchased our loan interests and securitizations in part due to the collateral preservation and loss mitigation tools that we have developed. We believe that our funding institutions provide us with a distinct competitive advantage.

In addition to loans made to our franchisees, we also extend credit to borrowers to acquire non-franchised businesses in which we have underwriting expertise, such as insurance agencies affiliated with major insurance companies and funeral homes. As of December 31, 2004, approximately 90% of our outstanding loans were to our franchisees.

During the year ended December 31, 2004, we increased our loan balances outstanding by approximately $71 million. As of June 30, 2005, we had loan balances outstanding in the amount of approximately $230 million, of which a principal balance of approximately $233,000 was considered 60 days or more past due.

Brooke Brokerage Corporation. Brooke Brokerage serves as a wholesale broker and has binding authority on behalf of certain insurance companies. We place business with ten major carriers and syndicates and assist both unaffiliated agents and our franchise agents in finding insurance coverage for hard to place and niche risks. Our brokerage business allows us to provide additional services to our franchisees at no additional cost to them. Through our Bermuda captive insurance companies, we also self insure certain of our risks and are positioned to reinsure risks in connection with policies placed by our franchisees and other agents.

Strategy

Our goal is to become one of the leading distributors of property and casualty insurance through the growth of our franchise network. The key elements of our strategy include:

Expand our network through continued conversion and start up of agencies. We expect to expand our network through more active recruitment of conversion opportunities and entrepreneurs for start up franchises. As older, independent insurance agents near retirement and look to sell their businesses, we believe that we have significant opportunity to acquire and convert these agencies into our franchise network. In 2004, we added 115 new franchise locations by acquiring and converting existing agencies into our franchise network and we added 41 new franchise locations as start up agencies. In the six months ended June 30, 2005, we added 48 new franchise locations by conversion and we added 37 new franchise locations as start up agencies. In 2004, we entered eight new states and continue to strengthen our market presence in these states in 2005. We also are reviewing opportunities to expand into additional states.

Increase loan volume and availability of funds. Our ability to finance the acquisition or start up of our franchise locations helps us to attract franchisees and assists us in growing our network. To fund our anticipated loan growth, we are expanding the number of commercial banks and finance companies that purchase interests in our individual loans and securities backed by pools of our loans. In 2004, we added 20 new funding institutions. In the six months ended June 30, 2005, we added 26 new funding institutions and we plan to continue to add to this group during the remainder of 2005. Increasing the number of funding institutions has allowed us to make more loans while reducing our dependence on any one source of capital. Further, we intend to increase our use of securitizations to fund our loans because such transactions generally carry a lower cost of funds for us. Since 2003, we have issued securities backed by our pooled loans in the amount of approximately $83.9 million and we expect to complete another securitization in the second half of 2005.

Increase the predictability of our revenue base and overall profitability. Through the continued expansion of our network, we expect to earn more initial franchise fees, which carry a relatively high profit margin. At the same time, we are working to reduce the importance of such fees to our financial results by emphasizing recurring sources of revenue and by lowering our cost of funds through the securitizations of our loans. To enhance the predictability of our revenues, we intend to recognize fewer gains on the sale of loans and more interest income over the life of our loans, which will help reduce the potential volatility of our earnings. Finally, as our network grows, we expect our corporate overhead costs to represent a lower percentage of our revenues, as we spread our existing marketing and administrative costs over a larger revenue base.

Strengthen the Brooke brand. We are building our brand identity to help our franchisee insurance agencies sell insurance more effectively, to enhance the market value of our franchises and to increase the attractiveness of our franchises to entrepreneurs considering ownership. We believe that a stronger Brooke brand will help our franchisees grow more quickly, which will in turn enhance our growth rate. To increase the visibility of our franchisees in their individual markets, we engage in “cooperative marketing” where we fund a portion of our franchisees’ cost of advertising. At the corporate level, we promote the Brooke brand particularly in regions where we operate a large number of franchise locations, such as California, Arizona and Florida. We also are in the process of placing marketing professionals in these regions to strengthen the effectiveness of our advertising and help our franchisees identify and attract new customers.

Competitive Strengths

We believe that we have the following competitive strengths:

Successful track record of attracting franchisees and building our network. Since December 31, 2001, our network of franchise locations has grown from 105 locations to 444 as of June 30, 2005. During this time, we have expanded our presence from 13 states to 28 states. We have accomplished this growth by acquiring existing insurance agencies and converting them into our franchises and by recruiting experienced insurance agents to start up new franchises. We believe that our ability to open new franchises has been a key reason for our achieving a compound annual growth rate in revenues and net income of 61% and 113%, respectively, for the three years ended December 31, 2004.

Business model focused on smaller, independent insurance agencies. We have built our business model to address the operating and ownership liquidity needs of insurance agencies with less than $1 million in annualized revenues. In contrast, the national insurance brokers, such as Brown & Brown and Hilb Rogal & Hobbs, generally seek to acquire agencies with larger revenue bases. In addition, we focus on agencies that sell primarily personal lines insurance and commercial insurance to small businesses, rather than on agencies that sell insurance for larger commercial insurance accounts that the national brokers emphasize. As a result, we generally experience less competition in making our acquisitions. Further, because there are more than 20,000 independent insurance agencies with revenues between $150,000 and $1.25 million in the United States, we believe that we have a significant opportunity to acquire agencies and convert them into our franchises.

Strong competitive position of our franchisees. Our franchisees generally compete against other independent agencies and the “captive” agencies affiliated with certain large insurance companies. We provide our franchisees with access to the products of hundreds of insurance companies, including 10 of the 15 largest property and casualty insurers in the United States, as measured by net premiums written. In contrast, “captive” agencies primarily offer the products of only one carrier and the small independent agents typically offer the products of only a few carriers. In addition, we provide our franchisees with the wealth creation incentives of independent ownership while delivering marketing, back-office and financial management support typically enjoyed by captive agents.

Integrated franchise and lending operations. Brooke Franchise and Brooke Credit work together to identify potential borrowers, finance the acquisition of agencies by these borrowers and then monitor their financial performance. Each of Brooke Franchise and Brooke Credit must independently review and approve potential borrowers. Once a loan has been made, Brooke Franchise reviews monthly and, in some cases, daily financial reporting that allows us to detect potential cash flow problems early. In the event of financial difficulty, we generally are able to take corrective action and, in severe cases, assume management of the franchise to protect the value of our loan. This integrated franchise and credit management has allowed us to minimize credit losses and, we believe, is a key reason why our funding institutions provide capital to us on attractive terms.

Attractive cost of funds through our specialized funding sources. As of June 30, 2005, we had loan balances outstanding in the amount of approximately $230 million that we made primarily to our franchisees and to unaffiliated insurance agencies. We have developed specialized loan origination and management expertise. We have developed funding relationships with approximately 110 commercial banks and finance companies that purchase either direct interests in our loans or securities backed by pools of our loans. We believe that these funding institutions view our loans favorably because of our significant lending experience, our control of our franchisees’ commission revenue and our ability to closely monitor our borrowers, all of which can reduce the risk of default and credit loss. In 2003, we worked closely with Standard & Poor’s Rating Services to structure our securitizations and achieve an investment grade credit rating of “A” on our asset backed securities. Our loan origination and credit management skills have allowed us to develop an attractive cost of funds that in turn helps us generate a high return on our capital.

Company Information

Our principal executive office is located at 10950 Grandview Drive, Suite 600, Overland Park, Kansas 66210, and our telephone number is (913) 661-0123. Our web site address is www.brookecorp.com. The information found on our web site is not, however, a part of this prospectus and any reference to our website is intended to be an inactive textual reference only and is not intended to create any hypertext link.

The Offering

Shares of common stock being offered	2,500,000 shares

Total shares of common stock outstanding after this offering	11,998,068 shares (1)

Over-allotment	We have granted the underwriters a 30-day option to purchase up to 375,000 additional shares of common stock at the same price, and on the same terms, solely to cover over-allotments, if any.

Net proceeds

We estimate that our net proceeds from this offering will be approximately $26.1 million, after deducting the underwriting discounts and commissions and our estimated offering expenses. Our expected net proceeds do not give effect to any exercise of the underwriters’ over-allotment option.

Use of proceeds	We intend to use the net proceeds from the sale of our common stock to repay indebtedness, to contribute capital to Brooke Franchise and Brooke Credit and for general corporate purposes.

Risk factors	An investment in our common stock involves a significant degree of risk. We urge you to carefully consider all of the information described in the section entitled “Risk Factors” beginning on page 10.

Stock exchange symbol	Our Nasdaq National Market symbol is “BXXX.”

Dividend policy

We have paid regular cash dividends since the second quarter of 2000. We intend to continue to pay regular cash dividends on our common stock. Any decision to pay future dividends to holders of our common stock will be at the discretion of our board of directors and such decision will depend on many factors, including our financial condition, earnings, legal requirements and other factors as our board of directors deems relevant.

(1)	The number of shares of our common stock outstanding after this offering is based on 9,498,068 shares of common stock outstanding as of June 30, 2005, and excludes 860,620 shares of common stock reserved for future issuance under our 2001 Compensatory Stock Option Plan (which includes 458,080 shares of common stock issuable upon the exercise of outstanding options at a weighted average price of $3.69), as of June 30, 2005.

Summary Financial Information

The following table sets forth a summary of our historical consolidated financial information for the periods ended and as of the dates indicated. The following income statement data for the years ended December 31, 2004, 2003 and 2002 and balance sheet data as of December 31, 2004, 2003 and 2002 are derived from our audited financial statements. The financial data for the six months ended June 30, 2005 and 2004 are derived from our unaudited financial statements, and our results for the six months ended June 30, 2005 are not necessarily indicative of results that may be expected for our entire fiscal year ending December 31, 2005. You should read this data together with our consolidated financial statements and related notes, which are included elsewhere in this prospectus, and the information under “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Six Months Ended June 30,		Year Ended December 31,
	2005	2004	2004		2003	2002
	(unaudited)
	(in thousands, except per share data)
Statement of Operations Data:
Operating Revenue
Insurance commissions	$43,942	$31,189	$63,904		$45,706	$30,540
Interest income (net)	4,111	1,877	5,072		1,819	737
Seller consulting fees	2,502	2,728	5,236		4,109	1,589
Gain on sale of businesses	857	402	5,261		418	165
Initial franchise fees for basic services	8,125	3,185	8,795		425	—
Initial franchise fees for buyer assistance plans	5,256	3,290	8,122		8,147	3,954
Gain on sale of notes receivable	2,891	1,948	2,475		4,368	2,762
Gains on extinguishment of debt	—	—	—		—	439
Insurance premiums earned	220	268	401		283	—
Policy fee income	793	878	2,003		610	173
Other income	350	132	654		82	36

Total Operating Revenues	69,047	45,897	101,923		65,967	40,395

Operating Expenses
Commissions expense	31,956	23,350	49,600		37,011	26,184
Payroll expense	13,949	8,927	20,151		11,355	7,014
Depreciation and amortization	1,137	1,092	2,504		1,423	809
Other operating expenses	10,824	5,575	16,444		8,617	3,442
Insurance loss and loss expense incurred	—	30	(17)		77	—
Other operating interest expense	758	334	927		665	497

Total Operating Expenses	58,624	39,308	89,609		59,148	37,946

Income from Operations	10,423	6,589	12,314		6,819	2,449

Interest expense	1,800	924	2,340		576	252

Income Before Income Taxes	8,623	5,665	9,974		6,243	2,197
Income tax expense	3,177	1,857	3,280		2,083	747

Net Income	$5,446	$3,808	$6,694		$4,160	$1,450

Net Income Per Share
Basic net income per share(1)	$0.57	$0.40	$0.69		$0.42	$0.14
Diluted net income per share(2)	0.54	0.37	0.65		0.41	0.14
Weighted average of shares—basic(3)	9,453	9,362	9,362		9,293	9,079
Weighted average of shares—diluted(3)	9,911	9,957	9,925		9,615	9,597
Cash dividends declared per common share	$0.32	$0.20	$0.55	(4)	$0.1525	$0.04

	As of June 30,		As of December 31,
	2005	2004	2004	2003	2002
	(unaudited)
	(in thousands, except number of franchises)
Balance Sheet and Other Data:
Total current assets	$123,191	$64,357	$94,073	$46,930	$21,670
Cash and cash equivalents	14,481	12,903	19,761	13,741	7,210
Accounts and notes receivable, net	73,843	27,542	51,803	16,005	9,237
Securities	28,438	18,674	17,889	11,381	1
Total assets	138,897	83,069	108,330	56,858	28,355
Total liabilities	128,640	75,256	100,994	51,079	25,314
Total debt(5)	91,246	52,032	80,482	34,976	13,670
Total stockholders’ equity	10,257	7,813	7,336	5,779	3,041
Loan balances outstanding	230,013	137,398	183,384	112,732	60,353
Number of franchise locations	444	306	370	234	163

(1)	Based on net income available to common stockholders (basic) of $6,500, $3,964 and $1,236 for the years ended December 31, 2004, 2003 and 2002, respectively, and of $5,349 and $3,711 for the six months ended June 30, 2005 and 2004, respectively. Net income available to common stockholders (basic) is equal to net income less preferred dividends of $194, $196 and $214 for the years ended December 31, 2004, 2003 and 2002, respectively, and of $97 and $97 for the six months ended June 30, 2005 and 2004, respectively.
(2)	Based on net income available to common stockholders (diluted) of $6,500, $3,964 and $1,301 for the years ended December 31, 2004, 2003 and 2002, respectively, and of $5,349 and $3,711 for the six months ended June 30, 2005 and 2004, respectively. Net income available to common stockholders (diluted) is equal to net income less dividends on non-convertible preferred stock of $194, $196 and $149 for the years ended December 31, 2004, 2003 and 2002, respectively, and of $97 and $97 for the six months ended June 30, 2005 and 2004, respectively.
(3)	The weighted average number of shares has been adjusted to reflect a 2-for-1 stock split in 2004 and a 6-for-1 stock split in 2003.
(4)	Includes special dividend of $0.15 per share paid on August 30, 2004.
(5)	Includes total bank loans, notes payable and other long-term obligations.

RISK FACTORS

An investment in our common stock involves a number of risks. You should carefully consider the risks described below, together with the other information contained in this prospectus, before you decide to buy our common stock.

Risks Related to Brooke Corporation

A significant part of our business strategy involves adding new franchise locations, and our failure to grow may adversely affect our business, prospects, results of operations and financial condition.

Our expansion strategy consists principally of adding new franchise locations. Our continued growth is dependent upon a number of factors, including the availability of adequate financing and suitable franchise locations on acceptable terms, experienced management employees, the ability to obtain required government permits and licenses and other factors, some of which are beyond our control. In addition, we compete for acquisition and expansion opportunities with entities that have substantially greater resources than us. We cannot assure you that we will be able to grow our business successfully through adding new franchise locations or by growing the operations of existing franchisees. Our failure to grow could have a material adverse effect on our business, prospects, results of operations and financial condition.

Our franchisees’ financial performance may adversely affect their ability to repay amounts due to us.

We have credit exposure with respect to loans made to our franchisees and with respect to our franchisees’ monthly statement balances. We lend money to our franchisees to acquire businesses and, in addition, we assist our franchisees by financing long-term producer development, cyclical fluctuations of revenues, receivables, payables and other needs. We make loans to help our franchisees with monthly fluctuations of revenues and record these advances on our franchisees’ monthly statements. We also grant temporary extensions of due dates for franchisee statement balances owed by franchisees to us. To fund long-term producer development of our franchisees, including hiring and training costs, we also extend credit to our franchisees which we refer to as “non-statement balances.” Our franchisees depend on commission income to pay amounts due to us in respect of their loans, in respect of their statement balances and in respect of their non-statement balances used to finance long-term producer development. If our franchisees’ businesses are not successful, they may be unable to pay statement or non-statement balances to us and may be unable to repay their loans, any of which would have a detrimental effect on us. As of June 2005, franchise statement balances totaled $2.6 million, of which $1.8 million we identified as “watch” balances because the balances were not repaid in full at least once in the previous four months. Non-statement balances totaled $1.5 million owed to us by our franchisees.

Our credit loss reserves are determined primarily by our watch statement balances. Other factors we consider in determining credit loss reserves are statement loss experience, management’s evaluation of the potential for future losses and management’s evaluation of the potential for future recoveries. We may not be able to accurately predict credit losses and, as a result, our credit reserves may not be sufficient to cover future losses, in which case, our financial condition and results of operations will be adversely affected.

The ability of our borrowers to repay loans made to them by our finance subsidiary may be adversely affected by an increase in market interest rates.

The loans we make to our franchisees and other borrowers through Brooke Credit typically bear interest at a variable or floating interest rate. To the extent that market interest rates increase, our borrowers may be unable to make debt service payments. As a result, an increase in market interest rates will increase the risk of default on the loans made by us. The risk associated with rising interest rates will increase if coupled with a flattening or decreasing of property and casualty insurance premiums, and thus commissions. As well, an increase in interest rates could cause certain insurance companies to reduce their premium rates in an effort to sell more insurance and invest the resulting premiums in fixed income securities to get the benefit of these higher rates. In such event, the amount of commissions our franchisees earn could be adversely affected, further increasing the risk of default on loans made by us to our franchisees. See “Our business is dependent on the cyclical pricing of property and casualty insurance, which may adversely affect our franchisees’ performance and, thus, our financial performance.”

Our financial condition could be adversely affected if we are unable to fund our loans through sales to third parties.

In an effort to broaden our funding sources and to provide an additional source of liquidity, we have sold participation interests in our loans and have accessed, and intend to attempt to continue to access, the asset-backed securitization markets. Under a typical asset-backed securitization, we sell a “pool” of secured loans to a special-purpose entity, generally a limited liability company. The special-purpose entity, in turn, typically issues securities that are collateralized by the pool, and the holders of the securities are entitled to participate in certain pool cash flows. Several factors will affect our ability to sell participation interests in our loans and to complete securitizations, including:

•	conditions in the securities markets, generally;

•	conditions in the asset-backed securities markets;

•	the credit quality and performance of our financial instruments and loans;

•	our ability to adequately service our financial instruments and loans;

•	our ability to monitor our borrowers and to implement collateral preservation; and

•	the absence of any material downgrading or withdrawal of ratings given to securities previously issued in our securitizations.

We make certain assumptions regarding the profitability of our securitizations and loan participations which may not prove to be accurate.

In a securitization or participation sale transaction, we may recognize a gain on sale resulting from related retained interest and/or servicing rights in the securitized pool or loan when we sell the assets. The value assigned to the retained interest and/or servicing asset depends upon certain assumptions we make about future performance of the securitized loan portfolio or participation loan, including the level of credit losses and the rate of prepayments. If actual credit losses or prepayment rates differ from the original assumptions, the value of the retained interest and/or servicing asset may decrease materially. The value of the retained interest and/or servicing asset may also decrease materially as a result of changes in market interest rates.

In addition, changes in the volume of assets securitized or loan participations sold due to our inability to access the asset-backed securitization markets, or other funding sources, could have a material adverse effect on our business, financial condition and results of operations. Decreases in the value of the retained interests and/or servicing asset in securitizations that we have completed or loan participations we have sold due to market interest rate fluctuations or higher than expected credit losses on prepayments also could have a material adverse effect on our business, financial condition and results of operations.

The value of the collateral securing our loans to borrowers may be adversely affected by our borrowers’ actions.

We make loans to franchisees and other borrowers through Brooke Credit primarily for the purpose of allowing them to acquire insurance agencies. These loans are secured by, among other things, insurance agency assets. Insurance agency assets in most cases are intangible, and the value of these assets may rapidly deteriorate if our borrowers do not adequately serve their customers or if the policies they offer are not competitively priced. Reduction in the value of such assets could result in these loans being inadequately secured, which could adversely affect us in the event of a default on these loans.

Carrier override and contingent or profit sharing commissions are difficult to predict, and any decrease in our receipt of such payments will adversely affect us.

We derive a portion of our revenues from carrier override and contingent or profit sharing commissions based upon the terms of the contractual relationships between our insurance companies and us. Carrier override commissions are commissions paid by insurance companies in excess of the standard commission rates on specific classes of business. These amounts may be but are not always contingent on achieving a specific premium volume or profitability of the business. Contingent or profit sharing commissions are commissions paid by insurance companies based on the estimated profit that the companies make on the overall volume of business that we place with such companies. We generally receive these contingent commissions in the first and second quarters of each year. We do not account for carrier overrides separately. However, contingent or profit sharing commissions accounted for approximately 4% of our total operating revenues for the year ended December 31, 2004 and 8% for the six months ended June 30, 2005.

Due to the nature of these commissions, it is difficult for us to predict their payment. Increases in loss ratios experienced by insurance companies will result in a decreased profit to them and may result in decreases in payments of contingent or profit sharing commissions to us. Furthermore, we have no control over insurance companies’ ability to estimate loss reserves, which affects our profit-sharing calculation. In addition, tightening of underwriting criteria by certain insurance companies, due in part to high loss ratios, may result in a lower volume of business that we are able to place with them. Our company override and contingent or profit sharing commissions affect our revenues, and decreases in their payment to us may have an adverse effect on our results of operations.

Potential litigation and regulatory proceedings regarding commissions, fees, contingency payments, profit sharing and other compensation paid to brokers or agents could materially adversely affect our financial condition.

The insurance industry has recently come under a significant level of scrutiny by various regulatory bodies, including state Attorneys General and the departments of insurance for various states, with respect to contingent compensation and other volume or profit based compensation arrangements. Attorneys General have issued subpoenas to various insurance brokerages and insurance companies. Certain of these investigations have led to complaints being filed against brokerages and insurance companies and some brokerages and insurance companies have stated that they will discontinue accepting or making, respectively, volume based and profit based payments. In addition to government investigations, class action lawsuits relating to these business practices have been filed against various members of the insurance industry. Negative publicity associated with these investigations and lawsuits have precipitated increased volatility in the prices of securities issued by companies throughout the insurance industry. We have received inquiries from departments of insurance which are related to such compensation arrangements or are related to unethical or unlawful sales practices. These inquiries were not related to specific or general allegations of wrongdoing on our behalf. Rather, these inquiries were sent to numerous agents and brokers based upon their status as a licensed agent or broker, the volume of business they produce or other factors unrelated to allegations of wrongdoing. We cannot predict whether we will receive further inquiries or will receive subpoenas, or will become subject to investigations, regulatory actions, proceedings or lawsuits. The outcome of any such subpoena, investigation, regulatory action, proceeding or lawsuit could have a material adverse effect on our business or financial condition.

The insurance industry has also recently come under a significant level of scrutiny by consumer advocacy groups, and certain media reports have advocated governmental action with respect to contingent and other volume or profit based compensation arrangements. The consumer groups and media reports typically characterize these payments as creating an unacceptable conflict of interest and adding an unnecessary or even unfair consumer cost. If negative characterizations of such compensation arrangements become accepted by consumers, this could have a material adverse effect on the demand for our franchisees’ products and services and could materially adversely affect our results of operations and financial condition. Negative perception of such compensation arrangements or other activities could also result in us being subject to more restrictive laws and regulations as well as increased litigation, which may increase further our costs of doing business and adversely affect our profitability by impeding our ability to market our products and services, requiring us to change our marketing practices, products or services and increasing the regulatory burdens under which we operate.

Our business is dependent on the cyclical pricing of property and casualty insurance, which may adversely affect our franchisees’ performance and, thus, our financial performance.

Our franchisees are primarily engaged in insurance agency and brokerage activities and derive revenues from commissions paid by insurance companies, which commissions are based in large part on the amount of premiums paid by our franchisees’ customers to such insurance companies. In turn, we earn fees from our franchisees based upon the amount of such commissions payable by insurance companies, which fees make up a substantial portion of our revenues. Neither we nor our franchisees determine insurance premiums. Premium rates are determined by insurers based on a fluctuating market. Historically, property and casualty insurance premiums have been cyclical in nature, characterized by periods of severe price competition and excess underwriting capacity, or soft markets, which generally have an adverse effect upon the amount of commissions earned by our franchisees, followed by periods of high premium rates and shortages of underwriting capacity, or hard markets. The current insurance market generally may be characterized as “soft,” with a flattening or decreasing of premiums in most lines of insurance. As insurance carriers continue to outsource the production of premium revenue to independent brokers or agents, such as our franchisees, those insurance carriers may seek to reduce further their expenses by reducing the commission rates payable to our franchisees. The reduction of these commission rates, along with general volatility and/or declines in premiums, may significantly undermine our franchisees’ and our profitability. A reduction in commission rates may significantly undermine our borrowers’ ability to repay loans to us. Because we do not determine the timing and extent of premium pricing changes, we cannot accurately forecast our commission revenues, including whether they will significantly decline. As a result, our budgets for future acquisitions, capital expenditures, credit loss reserves, dividend payments, loan repayments and other expenditures may have to be adjusted to account for unexpected changes in revenues.

We may not be able to successfully convert new franchises.

Our ability to successfully identify suitable acquisition candidates, complete acquisitions, convert acquired businesses into our franchisees, and expand into new markets will require us to continue to implement and improve our operations, financial and management information systems. Our new franchises may not achieve levels of revenue, profitability, or productivity comparable to our existing franchises, or otherwise perform as expected. In addition, when we make an acquisition and effect a conversion, we are subject to a number of special risks, such as entry into unfamiliar markets and unanticipated problems or legal liabilities, some or all of which could have a material adverse effect on our results of operations and financial condition.

We may be required to repurchase loans sold with recourse or make payments on guarantees.

In some instances, Brooke Credit has sold loans to investors with full recourse, which may adversely affect our financial condition or results of operations in the event Brooke Credit is required to repurchase loans of poor quality. In addition, in connection with our activities of matching business purchasers and sellers, we have sometimes guaranteed payments from purchasers to sellers, which may adversely affect us in the event such a purchaser defaults on its obligations to such a seller.

We will be adversely affected if we do not have alternative sources of funds to repay our obligations as they mature.

Loans made by Brooke Credit are usually amortized for a period of between twelve years and fifteen years. We have funded a portion of our loan portfolio with a funding facility which will require all or partial repayment by us prior to the time that loans made by us are scheduled to be repaid, and we will be adversely affected if we do not have alternative sources of funds to repay these obligations as they mature.

We are dependent on key personnel.

We are dependent upon the continued services of senior management, particularly the services of Robert D. Orr, Leland G. Orr, Shawn T. Lowry, Michael S. Lowry, Kyle L. Garst and Anita F. Larson. We have entered into an employment agreement with each of them. The loss of the services of any of these key personnel, by termination, death or disability, or our inability to identify, hire and retain other highly qualified personnel in the future, could have a material adverse effect on us. We currently do not maintain key employee insurance with respect to any of our officers or employees.

Because we intend to change our method of funding our loans, our leverage will increase.

Our goal is to recognize fewer gains on loan sales and more net interest revenue. As a result, our current liabilities are expected to increase because more loans will be funded through sales of participations that do not qualify as true sales and through our warehouse facility with DZ Bank AG Deutsche Zentral-Genossenschaftsbank. Our network of participating lenders may become uncomfortable with such an increase in current liabilities. As a result, we may not be able to sell participation interests in loans we originate on terms acceptable to us or at all, which would have a material adverse effect on our operations and prospects for growth.

Our business, results of operations, financial condition or liquidity may be materially adversely affected by errors and omissions.

Our franchisees are subject to claims and litigation in the ordinary course of business resulting from alleged errors and omissions. Because we are agent of record on policies written through our franchisees, claims against our franchisees may also allege liability against us for all or part of the amounts in question. Claimants may seek large damage awards and these claims may involve potentially significant defense costs. Errors and omissions could include, for example, our employees or sub-agents failing, whether negligently or intentionally, to place coverage or to notify insurance companies of claims on behalf of clients, to provide insurance companies with complete and accurate information relating to the risks being insured or to appropriately apply funds that we hold for our clients. It is not always possible to prevent and detect errors and omissions and the precautions we take may not be effective in all cases. While most of the errors and omissions claims made against us have been covered by our professional liability insurance, subject to our self-insured deductibles, our results of operations, financial condition or liquidity may be adversely affected if in the future our insurance coverage proves to be inadequate or unavailable or there is an increase in liabilities for which we self-insure. In addition, errors and omissions claims may harm our reputation or divert management resources away from operating our business.

Termination of our professional liability insurance policy would adversely impact our financial prospects and our ability to continue our relationships with insurance companies.

Without professional liability insurance, it is unlikely that we would be able to continue our relationships with insurance companies, which would adversely impact our financial prospects. Although we have an acceptable claims history, there can be no assurance that we will be able to maintain our professional liability insurance and in the event of the termination or non-renewal of our professional liability insurance policy, we may be unable to acquire this insurance on acceptable terms, or at all.

Efforts to comply with the Sarbanes-Oxley Act will involve significant expenditures; non-compliance with the Sarbanes-Oxley Act may adversely affect us.

The Sarbanes-Oxley Act of 2002 that became law in July 2002 and rules subsequently implemented by the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. require changes to some of our accounting and corporate governance practices, including the requirement that we issue a report on our internal controls as required by Section 404 of the Sarbanes-Oxley Act. Because we are not an accelerated filer (as defined in Exchange Act Rule 12b-2) as of June 30, 2005, we will be required to comply with Section 404 of the Sarbanes-Oxley Act as of the year ending December 31, 2006. We expect these new rules and regulations to continue to increase our accounting, legal and other costs, and to make some activities more difficult, time consuming and/or costly. In the event that we are unable to maintain or achieve compliance with the Sarbanes-Oxley Act and related rules, we may be adversely affected.

We have experienced material weaknesses in our internal controls. If we fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential shareholders could lose confidence in our financial reporting, which would harm the value of our common stock.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports, effectively prevent fraud and operate successfully as a public company. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results will be harmed. We have, in the past, discovered and may in the future discover areas of our internal controls over financial reporting that need improvement. For example, during the audits of our 2001, 2002 and 2003 results, our independent auditors noted certain reportable conditions involving our internal controls and operations, primarily relating to accounting oversight, including a shortage of a qualified, experienced accounting staff. In addition, our independent auditors indicated in connection with the audit of our 2003 results that our lack of accounting personnel was a material weakness. We have made significant changes to our operations to improve our internal controls and have hired several individuals who have accounting experience, have accounting degrees and/or are certified public accountants. As a result of these improvements, our independent auditor’s letter to our audit committee in connection with the audit of our 2004 results did not note any material weaknesses. In connection with our 2004 audit, our independent auditors noted reportable conditions relating to accounting staff shortages and the need for additional documentation in support of estimates related to revenue recognition. To address these reportable conditions, we are continuing to take steps to improve our internal controls. For example, we have hired two people and intend to hire another person for our accounting staff and have engaged an independent accounting firm to assist our internal accounting staff with financial reporting and other accounting related matters. We cannot be certain that these measures, and any other steps we may take, will ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operations or results or cause us to fail to meet our reporting obligations.

As a public company we are subject to the reporting requirements of the Sarbanes-Oxley Act of 2002. Beginning with the year ending December 31, 2006, our management will be required to annually assess and report on our internal controls over financial reporting. We cannot assure you that our management will be able to complete its required assessment by our reporting deadline. If we are unable to adequately establish or improve our internal controls over financial reporting, we may report that our internal controls are ineffective and our independent auditors will not be able to issue an unqualified opinion on the effectiveness of our internal controls. Ineffective internal controls over financial reporting could also cause investors to lose confidence in our reported financial information, which would likely have a negative effect on the trading price of our common stock or could affect our ability to access the capital markets, and which could result in regulatory proceedings against us by, among others, the U.S. Securities and Exchange Commission.

Our dependence on initial franchise fees creates an incentive for us to extend credit to borrowers that may not meet our stringent underwriting guidelines.

A significant part of our revenues are derived from one time initial fees we receive from assisting franchisees and others with the acquisition of businesses. Generating fees is largely dependent on our franchisees’ and others’ ability to obtain acquisition financing from Brooke Credit. Our dependence on these initial fees creates an incentive for us to extend credit to borrowers that may not meet our stringent underwriting criteria. Our failure to follow stringent underwriting guidelines could adversely affect the quality of the loans we make and adversely affect our financial condition and results of operations.

Because a significant part of our loans and insurance-related revenues derive from operations located in five states, our business may be adversely affected by conditions in these states.

A substantial portion of our loans and insurance-related revenues derive from operations located in the states of Florida, California, Texas, Missouri and Kansas. Our franchisees’ and our revenues and profitability are affected by the prevailing regulatory, economic, demographic, weather, competitive, industry and other conditions in these states. Changes in any of these conditions could make it more costly or difficult for our franchisees and us to conduct our business. Adverse regulatory or industry developments in these states, which could include fundamental changes to the design or implementation of the insurance regulatory framework, could have a material adverse effect on our results of operations and financial condition.

Losses sustained by our Bermuda captive insurance companies may adversely affect us.

Our captive insurance company subsidiary, DB Indemnity, LTD., domiciled in Bermuda, is directly liable for losses and loss adjustment expenses under the terms of the insurance policies that it writes. DB Indemnity is required by Bermuda law to maintain minimum levels of statutory capital and surplus. In addition, DB Indemnity is required to maintain a minimum liquidity ratio whereby the value of its relevant assets is not less than a specified percentage of the amount of its relevant liabilities.

If DB Indemnity fails to accurately assess the risks it assumes, it may fail to establish appropriate premium rates and its reserves may be inadequate to cover its losses. Claim reserves represent estimates involving actuarial and statistical projections, at a given point in time, of expectations of the ultimate settlement and administrative costs of claims incurred. DB Indemnity uses actuarial models as well as historical industry loss development patterns to assist in the establishment of appropriate claim reserves. For both casualty and property losses, actual claims and claim expenses paid may deviate, perhaps substantially, from DB Indemnity’s reserve estimates. If DB Indemnity’s claim reserves are determined to be inadequate, it will be required to increase claim reserves with a corresponding reduction in its net income in the period in which the deficiency is rectified. Even though most insurance contracts have policy limits, the nature of property and casualty insurance and reinsurance is that losses can exceed policy limits for a variety of reasons and could significantly exceed the premiums received on the underlying policies. DB Indemnity has not incurred any claims or claims expenses; however, claims, claims settlement patterns, legislative activity, social and economic patterns, and litigation and regulatory trends, all of which are difficult to predict, may have a substantial impact on DB Indemnity’s future loss experience. If DB Indemnity’s reserves are insufficient to cover claims, this could have a material adverse effect on future earnings DB Indemnity contributes to the Company and accordingly could have a material adverse effect on our prospects.

In addition, if DB Indemnity’s reserves are insufficient to cover claims, because the risks insured are risks of the Company and its franchisees, in some instances, we may have to pay losses for which DB Indemnity’s reserves were not adequate to cover.

Our other Bermuda captive insurance company subsidiary, DB Group, LTD., is currently negotiating a quota share reinsurance agreement with an unaffiliated insurance company which would allow us to share a portion of the premiums and risks in relation to certain policies written through our franchisees and unaffiliated agents. Our plans also include negotiation of reinsurance agreements with other carriers. Brooke Brokerage’s ability to achieve its goals is dependent upon the successful negotiation of such agreements. There can be no assurance that current or future negotiations will be successful, and if negotiations fail, it could have a material adverse effect on our financial prospects. If we are successful in negotiating these reinsurance agreements, DB Group’s financial prospects will be subject to most of the risks described above with respect to DB Indemnity, including failure to assess the risks it assumes and inadequate claims reserves.

Our reliance on the Internet could have a material adverse effect on our operations and our ability to meet customer expectations.

We rely heavily on the Internet in conducting our operations. A main component of our franchise program is providing franchisees and their personnel access to documents and other data over the Internet. This service requires efficient operation of Internet connections from franchisees and franchisee personnel to our system. These connections, in turn, depend on efficient operation of web browsers, Internet service providers and Internet backbone service providers, all of which have experienced periodic operational problems or outages in the past and over which we have no control. Any system delays, failures or loss of data, whatever the cause, could reduce customer satisfaction with our services and products. Moreover, despite the implementation of security measures, our computer system may be vulnerable to computer viruses, program errors, attacks by third parties or similar disruptive problems. These events could have a material adverse effect on our operations and our ability to meet customer expectations.

Our network may be vulnerable to security breaches and inappropriate use by Internet users, which could disrupt or deter future use of our services.

Concerns over the security of transactions conducted on the Internet and the privacy of users may inhibit the growth of the Internet and other online services. Our failure to successfully prevent security breaches could significantly harm our business, reputation and results of operations and could expose us to lawsuits by state and federal consumer protection agencies, by governmental authorities in the jurisdictions in which we operate, and by consumers. Anyone who is able to circumvent our security measures could misappropriate proprietary information, including personal customer data, cause interruptions in our operations or damage our brand and reputation. A breach of our security measures could involve the disclosure of personally identifiable information and could expose us to a material risk of litigation, liability or governmental enforcement proceedings. We cannot assure you that our financial systems and other technology resources are completely secure from security breaches, password lapses or sabotage, and we have occasionally experienced attempts at “hacking.” We may be required to incur significant additional costs to protect against security breaches or to alleviate problems caused by any of these type of breaches. Any well publicized compromise of our security or the security of any other Internet provider could deter people from using our services or the Internet to conduct transactions that involve transmitting confidential information or downloading sensitive materials, which could have a detrimental impact on our franchise network. Furthermore, computer viruses may affect our ability to provide our services and adversely affect our revenues. Moreover, if a computer virus affecting our system were highly publicized, our reputation could be significantly damaged, resulting in the loss of current and future franchisees and customers.

We are in a highly competitive market, which could result in reduced profitability.

Our franchisees face significant competition. The popularity of Internet sales and enactment of the Financial Services Modernization Act have increased the number of potential competitors and allow highly capitalized competitors, like banks, to offer certain kinds of insurance services which are competitive with the products of our franchisees. If our prediction that the number of agents will increase is accurate, we will face greater competition for the services we provide to our franchisees. Our funeral services franchisees face competition for sales of funeral services from independent, regional and multinational operators, including large publicly traded owners and discount funeral service providers who provide products and services on discount or “a la carte” bases. In addition, they face significant competition with respect to pre-need insurance policies, pre-need trusts and other products. Many of our potential competitors have greater financial resources and market acceptance than we do.

Our processing center may be insufficient to accommodate expected growth.

Our processing services are completed at a processing center located in Phillipsburg, Kansas. If we grow more quickly than anticipated, the processing center’s management, facilities, and labor force may become insufficient to accommodate our expected growth. We have safeguards for emergencies and have arranged for back-up facilities to process information if the processing center in Phillipsburg, Kansas is not functioning. However, the occurrence of a major catastrophic event or other system failure at our processing center in Phillipsburg, Kansas could interrupt document processing or result in the loss of stored data.

We compete in a highly regulated industry, which may result in increased expenses or restrictions in our operations.

We conduct business in a number of states and are subject to comprehensive regulation and supervision by government agencies in many of the states in which we do business. The primary purpose of such regulation and supervision is to provide safeguards for policyholders rather than to protect the interests of shareholders. The laws of the various state jurisdictions establish supervisory agencies with broad administrative powers with respect to, among other things, licensing to transact business, licensing of agents and unfair trade practices.

Although we believe that we are currently in material compliance with statutes and regulations applicable to our business, we cannot assure you that we will be able to maintain compliance without incurring significant expense, or at all. In addition, our franchisees are also subject to comprehensive regulations and supervision and we cannot ensure their material compliance with statutes and regulations applicable to our business. Our failure to comply, or the failure of our franchisees to comply, with any current or subsequently enacted statutes and regulations could have a material adverse effect on us. Furthermore, the adoption of additional statutes and regulations, changes in the interpretation and enforcement of current statutes and regulations, or the expansion of our business into jurisdictions that have adopted more stringent regulatory requirements than those in which we currently conduct business, could have a material adverse effect on us.

We are subject to franchise law and regulations that govern our status as a franchisor and regulate some aspects of our franchise relationships. Our ability to develop new franchise locations and to enforce contractual rights against franchisees may be adversely affected by these laws and regulations, which could cause our franchise revenues to decline and adversely affect our growth strategy.

We are subject to federal and state laws and regulations, including the regulations of the Federal Trade Commission as well as similar authorities in individual states, in connection with the offer, sale and termination of franchises and the regulation of the franchisor-franchisee relationship. Our failure to comply with these laws could subject us to liability to franchisees and to fines or other penalties imposed by governmental authorities. In addition, we may become subject to litigation with, or other claims filed with state or federal authorities by, franchisees based on alleged unfair trade practices, implied covenants of good faith and fair dealing, payment of royalties, location of stores, advertising expenditures, franchise renewal criteria or express violations of franchise agreements. We cannot assure you that we will not encounter compliance problems from time to time, or that material disputes will not arise with one or more franchisees. Accordingly, our failure to comply with applicable franchise laws and regulations, or disputes with franchisees, could have a material adverse effect on our results of operations, financial condition and growth strategy.

Risks Related to Our Common Stock and This Offering

Our Chairman of the Board and Chief Executive Officer, Robert D. Orr, is able to exert significant control over us and may act in a manner that is adverse to your interests.

Prior to this offering, Robert D. Orr, our Chairman of the Board and Chief Executive Officer, beneficially owned approximately 61.9% of our outstanding common stock. Upon completion of this offering, Robert D. Orr will beneficially own approximately 49.0% of our outstanding common stock (approximately 47.5% if the underwriters’ over-allotment option is exercised in full). As a result, he will be able to exert significant influence over:

•	the nomination, election and removal of our board of directors;

•	the adoption of amendments to our charter documents;

•	our management and policies; and

•	the outcome of any corporate transaction or other matter submitted to our shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets.

Robert D. Orr’s interests may conflict with the interests of other holders of our common stock and he may take actions affecting us with which you may disagree. For example, in order to retain control, Robert D. Orr may decide not to enter into a transaction in which our shareholders would receive consideration for their shares that is much higher than the cost of their investment in our common stock or than the then current market price of our common stock. Any decision regarding the ownership of our company that Robert D. Orr may make at some future time will be in his absolute discretion.

We are a controlled company that is exempt from certain stock exchange corporate governance requirements.

Our common stock is currently listed on the Nasdaq National Market. The rules of the National Association of Securities Dealers, Inc. generally require a majority of directors to be independent and require audit, compensation and nominating committees to be composed solely of independent directors. However, under the rules of the NASD, if a single stockholder or a group of stockholders acting together holds more than 50% of the voting power of a listed company, that company is considered a “controlled company” and, except for the rules relating to independence of the audit committee, is exempt from these independence requirements. We are a controlled company because Brooke Holdings, Inc., Robert D. Orr, Leland G. Orr, Shawn T. Lowry, Michael S. Lowry, Anita F. Larson and Kyle L. Garst have agreed orally to vote their shares together and, as a group, they will beneficially own approximately 54.5% of our common stock after completion of this offering (approximately 52.8% if the underwriters’ over-allotment option is exercised in full). Furthermore, the right to nominate, elect and remove directors rests solely with the representative of our controlling shareholder, Brooke Holdings, Inc., which is controlled by Robert D. Orr. A majority of our directors are not independent and our shareholders do not have, and may never have, all the protections that these rules are intended to provide. If we become unable to continue to be deemed a controlled company, we would be required to meet these independence requirements and, if we are not able to do so, our common stock could be delisted from the stock exchange on which it is listed.

Our relatively low trading volume may limit your ability to sell your shares.

Although shares of our common stock are listed on the Nasdaq National Market, our average daily trading volume was less than 9,000 shares during the year ended December 31, 2004. As a result of this low trading volume, you may have difficulty selling a large number of shares of our common stock in the manner or at the price that might be attainable if our common stock were more actively traded.

The price of our common stock may fluctuate significantly, which may make it difficult for you to resell common stock when you want or at a price you find attractive.

Since January 1, 2004, our common stock has traded at prices ranging between $5.03 and $31.50 on the American Stock Exchange and, since June 20, 2005, the Nasdaq National Market. We expect that the market price of our common stock will continue to fluctuate. Our common stock price can fluctuate as a result of a variety of factors, many of which are beyond our control. These factors include:

•	actual or anticipated variations in our quarterly operating results;

•	actual or anticipated changes in the dividends we pay on our common stock;

•	recommendations by securities analysts;

•	changes in interest rates and other general economic conditions;

•	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors;

•	operating and stock price performance of other companies that investors deem comparable to us;

•	news reports relating to trends, concerns, litigation, regulatory changes and other issues in our industry;

•	geopolitical conditions such as acts or threats of terrorism or military conflicts; and

•	relatively low trading volume.

Kansas law and our articles of incorporation and bylaws contain antitakeover provisions that could delay or discourage takeover attempts that shareholders may consider favorable.

Certain provisions of our articles of incorporation and our bylaws and of Kansas law may discourage, delay or prevent transactions that our shareholders may consider favorable, including transactions that could provide for payment of a premium over the prevailing market price of our common stock, and also may limit the price that investors are willing to pay in the future for our common stock. For example, our articles of incorporation contain provisions, such as allowing our board of directors to issue preferred stock with rights superior to those of our common stock without the consent of our shareholders, which could make it more difficult for a third party to acquire us without the consent of our board of directors. In addition, our bylaws establish that our independent directors have neither the right nor the obligation to vote for the nomination, election or removal of directors of our company; those rights and obligations rest solely with the representative of our controlling shareholder, Brooke Holdings, Inc.

Investors will incur immediate dilution in the offering.

The public offering price of our common stock will be substantially higher than our net tangible book value per share of our outstanding common stock immediately after this offering. If you purchase common stock in this offering, based upon the issuance of 2,500,000 shares of common stock at the public offering price of $11.50 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, you will incur immediate dilution of approximately $9.22 in the net tangible book value per share of the common stock and the existing shareholders will receive an immediate increase in pro forma net tangible book value of $2.15 per share.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of shares of our common stock in this offering will be approximately $26,097,000, after deducting underwriting discounts and commissions and our estimated offering expenses. Our net proceeds are based on the public offering price of $11.50 per share and no exercise of the underwriters’ over-allotment option. We will use the net proceeds from the sale of our common stock to repay approximately $14,595,000 of our indebtedness; to make a capital contribution of approximately $5,000,000 to Brooke Credit for the repayment of approximately $4,315,000 of Brooke Credit bonds; and to make a capital contribution of approximately $5,000,000 to Brooke Franchise. We will use any remaining proceeds for general corporate purposes. Please refer to the “Capitalization” section of this prospectus for a discussion of the maturity dates, interest rates and loan amounts of the debt we intend to repay with the proceeds of this offering.

DIVIDEND POLICY

Our board of directors has declared regular cash dividends since the second quarter of 2000. We intend to continue to pay regular cash dividends on our common stock. Any decision to pay future dividends to holders of our common stock will be at the discretion of our board of directors and such decision will depend on many factors, including our financial condition, earnings, legal requirements and other factors as our board of directors deems relevant.

During our last two fiscal years and during 2005, we paid dividends per share as follows:

2005		2004		2003
Quarter	Dividend	Quarter	Dividend	Quarter	Dividend
First	$0.16	First	$0.10	First	$0.0125
Second	0.16	Second	0.10	Second	0.04
Third**	0.16	Third*	0.10	Third	0.05
		Fourth	0.10	Fourth	0.05

*	We also paid a special dividend of $0.15 per share on August 30, 2004.

**	On July 26, 2005, our board of directors declared a dividend of $0.16 per share for the third quarter of 2005 payable on or about August 25, 2005 to our shareholders of record as of August 8, 2005.

CAPITALIZATION

The following table sets forth our capitalization at June 30, 2005, on an actual basis and as adjusted to give effect to the sale by us of shares of common stock in this offering at the public offering price of $11.50 per share, after deducting the underwriting discount and our estimated offering expenses, and our use of proceeds from the sale.

You should read this table in conjunction with our consolidated financial statements and related notes contained in this prospectus as well as the information under “Use of Proceeds,” “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of June 30, 2005
	Actual		As Adjusted
	(in thousands)
Cash and cash equivalents	$14,481	(1)	$21,668

Total debt	$91,246	(2)	$72,336
Stockholders’ equity:
Common stock, $.01 par value, 99,500,000 shares authorized, 9,498,068 (Actual) and 11,998,068 (As Adjusted) shares issued and outstanding	95		120
Preferred stock series 2002 and 2002A, $25 par value, 110,000 shares authorized, 49,667 shares issued and outstanding	1,242		1,242
Preferred stock series 2002B, $32 par value, 34,375 shares authorized, 24,331 shares issued and outstanding	779		779
Additional paid-in capital	5,100		31,172
Retained earnings	2,358		2,358
Accumulated other comprehensive income	683		683

Total stockholders’ equity	10,257		36,354

Total capitalization	$101,503		$108,690

(1)	On July 26, 2005 our board of directors declared a dividend of $0.16 per share of common stock for the third quarter of 2005 payable to our shareholders of record as of August 8, 2005. Based on the number of shares of common stock outstanding on August 8, 2005, on or about August 25, 2005 we will pay an aggregate amount of $1,521,899.
(2)	Includes the following debt to be repaid from the proceeds of this offering:

Loan amount (in thousands)	Interest rate	Maturity date
$4,315	9.125%	2006
1,069	8.00	2005
1,340	9.25	2007
7,882(a)	8.00	2011
4,304	6.75	2010

(a)	Incurred during the last year to make a capital contribution to Brooke Credit.

The outstanding share information in the table above is based on the number of shares of our common stock outstanding as of June 30, 2005. The table excludes 860,620 shares of common stock reserved for issuance pursuant to our 2001 Compensatory Stock Option Plan as described in the section “Management—Compensatory Stock Option Plan” included in this prospectus.

PRICE RANGE OF OUR COMMON STOCK

The price of our common stock currently is quoted on the Nasdaq National Market under the symbol “BXXX.” As of June 30, 2005, there were approximately 484 holders of record of our common stock. The following table presents, for the periods indicated, the high and low sales prices of our common stock as reported on the OTC Bulletin Board, the American Stock Exchange and the Nasdaq National Market.

	Price Range
	High	Low
2005
Third Quarter (through August 9, 2005)	$15.00	$12.25
Second Quarter (1)	16.85	10.25
First Quarter	26.25	9.75
2004
Fourth Quarter	$31.50	$18.01
Third Quarter	19.95	14.57
Second Quarter	20.00	8.88
First Quarter	11.40	5.03
2003
Fourth Quarter	$5.07	$4.13
Third Quarter	4.55	4.08
Second Quarter	5.25	2.38
First Quarter (2)	5.03	1.84

(1)	Our common stock ceased trading on the American Stock Exchange after the close of business on June 17, 2005, and began trading on the Nasdaq National Market on June 20, 2005.
(2)	During the first quarter of our fiscal year 2003, our common stock was traded on the OTC Bulletin Board. Our common stock began trading on the American Stock Exchange in the second quarter of the year ended December 31, 2003. The per share quotation for the period in which our common stock was traded on the OTC Bulletin Board represent inter-dealer prices without adjustment for retail mark-ups, mark-downs or commissions and may not necessarily represent actual transactions.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth selected historical consolidated financial information for the periods ended and as of the dates indicated. The following income statement data for the years ended December 31, 2004, 2003 and 2002 and balance sheet data as of December 31, 2004 and 2003 are derived from our audited financial statements, which are included elsewhere in this prospectus. The financial data for the six months ended June 30, 2005 and 2004 are derived from our unaudited financial statements included elsewhere in this prospectus and, in our opinion, include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of our financial condition and results of operations. Our operating results for the six months ended June 30, 2005 are not necessarily indicative of the results that may be expected for our entire fiscal year ending December 31, 2005. The following income statement data for the years ended December 31, 2001 and 2000 and balance sheet data as of December 31, 2002, 2001 and 2000 are derived from our audited financial statements not included in this prospectus. You should read this data together with our financial statements and related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Six Months Ended June 30,		Year Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
	(unaudited)
	(in thousands, except per share data and number of franchises)
Statement of Operations Data:
Operating Revenue
Insurance commissions	$43,942	$31,189	$63,904	$45,706	$30,540	$20,895	$13,751
Interest income (net)	4,111	1,877	5,072	1,819	737	418	289
Seller consulting fees	2,502	2,728	5,236	4,109	1,589	450	—
Gain on sale of businesses	857	402	5,261	418	165	676	18
Initial franchise fees for basic services	8,125	3,185	8,795	425	—	—	—
Initial franchise fees for buyer assistance plans	5,256	3,290	8,122	8,147	3,954	1,590	—
Gain on sale of notes receivable	2,891	1,948	2,475	4,368	2,762	508	—
Gains on extinguishment of debt	—	—	—	—	439	—	—
Loss on sale of fixed assets	—	—	—	—	—	(47)	—
Insurance premiums earned	220	268	401	283	—	—	—
Policy fee income	793	878	2,003	610	173	—	—
Other income	350	132	654	82	36	4	—

Total Operating Revenues	69,047	45,897	101,923	65,967	40,395	24,494	14,058

Operating Expenses
Commissions expense	31,956	23,350	49,600	37,011	26,184	16,220	10,036
Payroll expense	13,949	8,927	20,151	11,355	7,014	4,113	2,757
Depreciation and amortization	1,137	1,092	2,504	1,423	809	440	406
Other operating expenses	10,824	5,575	16,444	8,617	3,442	1,991	1,459
Insurance loss and loss expense incurred	—	30	(17)	77	—	—	—
Other operating interest expense	758	334	927	665	497	344	184

Total Operating Expenses	58,624	39,308	89,609	59,148	37,946	23,108	14,842

Impairment Loss	—	—	—	—	—	163	300

Income from Operations	10,423	6,589	12,314	6,819	2,449	1,223	(1,084)

Interest expense	1,800	924	2,340	576	252	170	201

Income Before Income Taxes	8,623	5,665	9,974	6,243	2,197	1,053	(1,285)
Income tax expense	3,177	1,857	3,280	2,083	747	358	(437)

Net Income	$5,446	$3,808	$6,694	$4,160	$1,450	$695	$(848)

	Six Months Ended June 30,		Year Ended December 31,
	2005	2004	2004		2003	2002	2001	2000
	(unaudited)
	(in thousands, except per share data and number of franchises)
Net Income Per Share
Basic net income per share (1)	$0.57	$0.40	$0.69		$0.42	$0.14	$0.07	$(0.10)
Diluted net income per share (2)	0.54	0.37	0.65		0.41	0.14	0.07	(0.10)
Weighted average of shares—basic outstanding (3)	9,453	9,362	9,362		9,293	9,079	8,437	8,437
Weighted average of shares—diluted outstanding (3)	9,911	9,957	9,925		9,615	9,597	9,443	8,559
Cash dividends declared per common share	$0.32	$0.20	$0.55	(4)	$0.1525	$0.04	$0.02	$0.02

Balance Sheet and Other Data (at period end):
Total current assets	$123,191	$64,357	$94,073		$46,930	$21,670	$14,194	$5,053
Cash and cash equivalents	14,481	12,903	19,761		13,741	7,210	4,788	1,684
Accounts and notes receivable, net	73,843	27,542	51,803		16,005	9,237	7,811	2,705
Securities	28,438	18,674	17,889		11,381	1	1	1
Total assets	138,897	83,069	108,330		56,858	28,355	17,868	7,515
Total liabilities	128,640	75,256	100,994		51,079	25,314	17,388	8,938
Total debt (5)	91,246	52,032	80,482		34,976	13,670	11,565	5,498
Total stockholders’ equity	10,257	7,813	7,336		5,779	3,041	479	(1,423)
Loan balances outstanding	230,013	137,398	183,384		112,732	60,353	37,943	21,251
Number of franchise locations	444	306	370		234	163	105	96

(1)	Based on net income available to common stockholders (basic) of $6,500, $3,964 and $1,236 for the years ended December 31, 2004, 2003 and 2002, respectively, and of $5,349 and $3,711 for the six months ended June 30, 2005 and 2004, respectively. Net income available to common stockholders (basic) is equal to net income less preferred dividends of $194, $196 and $214 for the years ended December 31, 2004, 2003 and 2002, respectively, and of $97 and $97 for the six months ended June 30, 2005 and 2004, respectively.
(2)	Based on net income available to common stockholders (diluted) of $6,500, $3,964 and $1,301 for the years ended December 31, 2004, 2003 and 2002, respectively, and of $5,349 and $3,711 for the six months ended June 30, 2005 and 2004, respectively. Net income available to common stockholders (diluted) is equal to net income less dividends on non-convertible preferred stock of $194, $196 and $149 for the years ended December 31, 2004, 2003 and 2002, respectively, and of $97 and $97 for the six months ended June 30, 2005 and 2004, respectively.
(3)	The weighted average number of shares has been adjusted to reflect a 2-for-1 stock split in 2004 and a 6-for-1 stock split in 2003.
(4)	Includes special dividend of $0.15 per share paid on August 30, 2004.
(5)	Includes total bank loans, notes payable and other long-term obligations.

SUPPLEMENTARY FINANCIAL INFORMATION

The following table sets forth unaudited supplementary financial information for each quarter in the years ended December 31, 2004 and 2003, and the first and second quarters of 2005. This information has been derived from our unaudited consolidated financial statements, which, in management’s opinion, have been prepared on the same basis as our audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of our unaudited quarterly results. You should read this information together with our financial statements and related notes included elsewhere in this prospectus and the information under “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	(in thousands, except per share data)
2005

Total operating revenue			$33,399	$35,648
Total operating expenses			29,060	29,564
Income from operations			4,339	6,084
Total other expense			1,011	789
Net income (after taxes)			1,997	3,449
Net income per share
Basic net income per share(1)			$0.21	$0.36
Diluted net income per share(2)			0.20	0.34
2004

Total operating revenue	$29,855	$26,170	$23,594	$22,304
Total operating expenses	26,983	23,318	20,713	18,595
Income from operations	2,873	2,852	2,881	3,708
Total other expense	706	711	501	423
Net income (after taxes)	1,479	1,407	1,570	2,238
Net income per share
Basic net income per share(1)	$0.15	$0.14	$0.16	$0.23
Diluted net income per share(2)	0.14	0.14	0.15	0.22

2003

Total operating revenue	$17,198	$17,725	$15,369	$15,675
Total operating expenses	15,512	16,355	14,112	13,169
Income from operations	1,686	1,370	1,257	2,507
Total other expense	236	131	114	96
Net income (after taxes)	992	822	755	1,591
Net income per share
Basic net income per share(1)	$0.10	$0.08	$0.07	$0.17
Diluted net income per share(2)	0.10	0.08	0.07	0.15

(1)	Based on net income available to common stockholders (basic) of $1,949 for the second quarter of 2005 and $3,400 for the first quarter of 2005; of $2,190, $1,522, $1,359, and $1,430 for the first, second, third and fourth quarters of 2004, respectively, and $1,541, $705, $773, and $943 for the first, second, third and fourth quarters of 2003, respectively. Net income available to common stockholders (basic) is equal to net income less dividends on preferred stock of approximately $49 for the second quarter of 2005 and $49 for the first quarter of 2005, and $49 per quarter ($194 for the year) for 2004 and $50, $49, $49, and $49 for the first, second, third and fourth quarters of 2003, respectively.
(2)	There was no difference between net income available to common stockholders (diluted) and net income available to common stockholders (basic) for the first and second quarters of 2005 and for the quarters of 2004 and 2003.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and the related notes thereto and the “Selected Consolidated Financial Data,” all included elsewhere in this prospectus. This discussion contains certain statements of a forward-looking nature that involve risks and uncertainties. As a result of many factors, such as those set forth under “Risk Factors” included elsewhere in this prospectus, our actual results may differ materially from those anticipated by such forward-looking statements. Please refer to risks associated with forward-looking statements in the section entitled “Forward-Looking and Cautionary Statements” included in this prospectus.

Dollar amounts in this section have been rounded to the nearest thousand. Unless otherwise indicated, or unless the context otherwise requires, references to years in this section mean our fiscal years ended December 31.

General

Our primary business activity is insurance sales through franchisees and most of our revenues are generated from commissions paid on the sale of insurance. Commission revenues typically represent a percentage of insurance premiums paid by policyholders. Premium amounts and commission percentage rates are established by insurance companies, so we have little or no control of the commission amount generated from the sale of a specific insurance policy. Our business also includes lending to businesses that sell insurance and related services. Unlike commission revenues, lending interest rates are typically set by us, although competitive forces are important limiting factors when establishing rates.

Brooke Franchise Most of our revenues are from commissions paid to Brooke Franchise, our wholly owned franchise subsidiary, by insurance companies for the sale of insurance policies on a retail basis through exclusive franchisees. Brooke Franchise primarily relies on the recruitment of additional franchisees to increase retail insurance commission revenues. Brooke Franchise’s franchisees specialize in general insurance sales, auto insurance sales, business insurance sales, financial services and final expense/funeral services. Brooke Franchise also consults with business sellers and lenders.

Brooke Credit Our wholly owned finance subsidiary, Brooke Credit, generates most of its revenues from interest income resulting from loans held on our balance sheet in the form of inventory loans held for sale, which are mostly made to Brooke Franchise’s franchisees. Brooke Credit also generates revenues from gains on the sale of franchisee loans when they are removed from our balance sheet. Brooke Credit funds its loan portfolio primarily through the sale of loan participation interests to other lenders, commercial bank loans secured by loan assets and the sale of securities, backed by loan assets, to accredited investors. During fiscal years 2004 and 2003, Brooke Credit sold three issues of asset-backed securities totaling approximately $52,000,000. During the first quarter of 2005, Brooke Credit sold an issue of asset-backed securities totaling $32,000,000. During fiscal year 2004, Brooke Credit secured a $50,000,000 line of credit with DZ Bank AG Deutsche Zentral-Genossenschaftsbank (DZ Bank) for the purpose of warehousing loans until securitized. On August 1, 2005 Brooke Credit announced that DZ Bank had agreed to increase the credit limit available under the line of credit to $80,000,000.

Brooke Brokerage Although a relatively small part of our business, we also generate revenues from commissions paid to Brooke Brokerage, our wholly owned brokerage subsidiary, by insurance companies for the sale of hard to place and niche insurance policies on a wholesale basis through non-exclusive agents and our own franchise agents. Brooke Brokerage primarily relies on the recruitment of additional broker agents to increase wholesale commission revenues.

Results of Operations

Our consolidated results of operations have been significantly impacted by our expansion of territory and personnel in recent years. The following table shows revenues and expenses for the six months ended June 30, 2005 and 2004 and for the years ended December 31, 2004, 2003 and 2002, and the percentage change from period to period and from year to year.

	Six Months Ended June 30, 2005	2005 % Increase (Decrease) Over Same Period In 2004	Six Months Ended June 30, 2004	Year Ended December 31, 2004	2004 % Increase (Decrease) Over 2003	Year Ended December 31, 2003	2003 % Increase (Decrease) Over 2002	Year Ended December 31, 2002
	(in thousands, except percentages and per share data)
Revenues
Insurance commissions	$43,942	41%	$31,189	$63,904	40%	$45,706	50%	$30,540
Interest income (net)	4,111	119	1,877	5,072	179	1,819	147	737
Seller consulting fees	2,502	(8)	2,728	5,236	27	4,109	159	1,589
Gain on sale of businesses	857	113	402	5,261	1,159	418	153	165
Initial franchise fees for basic services	8,125	155	3,185	8,795	1,969	425	—	—
Initial franchise fees for buyers assistance plans	5,256	60	3,290	8,122	—	8,147	106	3,954
Gain on sale of notes receivable	2,891	48	1,948	2,475	(43)	4,368	58	2,762
Gain on extinguishment of debt	—	—	—	—	—	—	(100)	439
Insurance premiums earned	220	(18)	268	401	42	283	—	—
Policy fee income	793	(10)	878	2,003	228	610	253	173
Other income	350	163	132	654	698	82	128	36

Total Operating Revenues	69,047	50	45,897	101,923	55	65,967	63	40,395

Expenses
Commission expense	31,956	37	23,350	49,600	34	37,011	41	26,184
Payroll expenses	13,949	56	8,927	20,151	77	11,355	62	7,014
Depreciation and amortization expense	1,137	4	1,092	2,504	76	1,423	76	809
Insurance loss and loss expense incurred	—	(100)	30	(17)	(122)	77	—	—
Other operating expenses	10,824	94	5,575	16,444	91	8,617	150	3,442
Other operating interest expenses	758	127	334	927	39	665	34	497

Total Operating Expenses	58,624	49	39,308	89,609	51	59,148	56	37,946
Income from operations	10,423	58	6,589	12,314	81	6,819	178	2,449
Interest expense	1,800	95	924	2,340	306	576	129	252
Income before income taxes	8,623	52	5,665	9,974	60	6,243	184	2,197
Income tax expenses	3,177	71	1,857	3,280	57	2,083	179	747

Net income	$5,446	43%	$3,808	$6,694	61%	$4,160	187%	$1,450

Basic net income per share	$0.57	43%	$0.40	$0.69	64%	$0.42	200%	$0.14
Diluted net income per share	0.54	46	0.37	0.65	59	0.41	193	0.14

Operating revenue is expected to continue to increase during the remainder of 2005 as a result of opening new franchise locations. During the six months ended June 30, 2005 and fiscal years 2004 and 2003, the increases in total operating revenues, and most of the individual revenue categories that make up total operating revenues, are primarily attributable to the expansion of our franchise operations. In the six months ended June 30, 2005 and fiscal years 2004 and 2003, the increases in interest income (net), which includes interest income we receive on loans less interest expense paid to those purchasing participation interests in our loans, are primarily attributable to our decision to hold more loans on our balance sheet for longer periods of time.

Expenses are also expected to continue to increase during the remainder of 2005 as a result of opening new franchise locations. The increase of commission expense in the six months ended June 30, 2005 and fiscal year 2004 is primarily attributable to increases in insurance commissions received from insurance companies, because a share of insurance commissions is typically paid to franchisees. Payroll expenses, which include wages, salaries, payroll taxes and compensated absences expenses, and other operating expenses, which includes advertising, rent, travel, lodging, office supplies and insurance expenses, increased primarily as a result of the expansion of our franchise operations, the opening of additional service/sales centers and the acquisition of Texas All Risk General Agency in fiscal year 2003. Payroll expenses, as a percentage of total operating revenue, were approximately 20% in the six months ended June 30, 2005, 19% in the six months ended June 30, 2004, 20% in fiscal year 2004, 17% in fiscal year 2003, and 17% in fiscal year 2002. Other operating expenses, as a percentage of total operating revenues, were approximately 16% in the six months ended June 30, 2005, 12% in the six months ended June 30, 2004, 16% in fiscal year 2004, 13% in fiscal year 2003, and 9% in fiscal year 2002.

Amortization expense increased in fiscal years 2004 and 2003, primarily as a result of amortization of the servicing asset which increased significantly as a result of Brooke Credit’s sales of loan participations.

Depreciation expense increased in fiscal year 2004 primarily as a result of the renovation of our national office facility in Overland Park, Kansas in the third quarter of 2003. Depreciation expense also increased as the result of equipment purchases associated with the acquisition of Texas All Risk General Agency in fiscal year 2003. In fiscal year 2003, depreciation expense increased primarily as a result of the acquisition/renovation of our processing center facility in Phillipsburg, Kansas in the last quarter of 2002.

The increase in other operating interest expenses in the six months ended June 30, 2005 and fiscal year 2004 is primarily attributable to interest paid on a bank line of credit. We use this line of credit to fund our loans until we sell them in a securitization. The increase in fiscal year 2003 is primarily attributable to the sale of $1,069,000 in unsecured 8.0% Series A Brooke Corporation debentures and $1,340,000 in unsecured 9.25% Series B Brooke Corporation debentures. We consider the DZ Bank line of credit, bond and debenture interest expense to be an operating expense because the proceeds from the sale of such bonds and debentures are used, along with our bank line of credit, to partially fund our lending activities.

We consider interest expense, other than the DZ Bank line of credit, bond and debenture interest expense, to be a non-operating expense. Interest expense increased significantly in the six months ended June 30, 2005 and in fiscal year 2004 as a result of increased debt to commercial banks, which was incurred primarily to capitalize our operating subsidiaries, and increased notes payable balances resulting from deferred payments to sellers on acquired businesses. In fiscal year 2003, interest expense increased primarily as a result of increased notes payable balances resulting from deferred payments to sellers on acquired businesses.

Income before income taxes for the six months ended June 30, 2005, increased at a faster rate than net income because we increased our 2005 income tax liability to reflect an increase in the 2005 estimated effective tax rate from 33% to 37%. The increase in the estimated effective tax rate resulted from a preliminary estimate of 2004 taxes and the 2004 actual tax rate.

Net income and net income per share have increased for all periods primarily because we have increased the number of new franchises each year and a significant share of our revenues result from initial franchise fees associated with adding new franchise locations. Initial franchise fees typically are among our most profitable sources of revenues.

Assets are expected to continue to increase during the remainder of 2005 as a result of our continued expansion and holding more loans for longer periods of time, prior to the sale of participation interests in such loans or securitizing such loans, in order to increase interest income. The following table shows selected assets and liabilities (in thousands, except percentages) as of June 30, 2005, December 31, 2004, 2003 and 2002, and the percentage change from period to period.

	As of June 30, 2005	2005 % Increase (Decrease) Since Year End 2004	As of December 31, 2004	2004 % Increase (Decrease) Over 2003	As of December 31, 2003	2003 % Increase (Decrease) Over 2002	As of December 31, 2002
Customer receivable	$10,844	57%	$6,915	55%	$4,461	(44)%	$7,970
Notes receivable	63,107	42	44,644	313	10,810	1,192	837
Interest earned not collected on notes	968	18	819	12	734	71	429
Other receivables	1,417	14	1,239	(27)	1,698	(24)	2,221
Securities	28,438	59	17,889	57	11,381	11,380	1
Deferred charges	736	(12)	839	179	301	15	261
Accounts payable	7,803	10	7,081	38	5,131	(1)	5,182
Payable under participation agreements	16,011	553	2,452	500	409	—	—
Premiums payable	9,041	40	6,441	(10)	7,153	62	4,415
Debt	91,246	13	80,482	130	34,976	156	13,670

Customer receivables primarily include amounts owed to Brooke Franchise by our franchisees. They increased in the six months ended June 30, 2005 and in fiscal year 2004 primarily from continued expansion of our franchise operations. They decreased in fiscal year 2003 primarily because Brooke Credit began to provide working capital financing to franchisees, which increased notes receivables and decreased customer receivables. A loss allowance was established for Brooke Franchise’s credit loss exposure to these receivable balances from franchisees (see “Franchise Services Segment”).

Notes receivable include loans made by Brooke Credit to franchisees and others. Notes receivable balances vary, sometimes significantly from period to period and from year to year, as a result of our decision to temporarily retain more or fewer loans in our “held for sale” loan inventory based on the funds available to us. Notes receivable balances in the six months ended June 30, 2005 increased as a result of increased volume of loan originations. During fiscal year 2004, Brooke Credit used its line of credit to increase its notes receivable balances. No loss allowance has been made for the notes receivable held in Brooke Credit’s loan inventory because we typically hold these assets for less than one year and, therefore, have a short term exposure to loss and we have experienced limited credit losses (see “Lending Services Segment”). Interest earned not collected on notes (accrued interest income) increased during the six months ended June 30, 2005 primarily because loan interest rates have increased, and increased in fiscal years 2004 and 2003 primarily because we are holding more loans for longer periods of time.

Customer receivables, notes receivable and interest earned not collected on notes are the three items above that comprise our accounts and notes receivable, net, as shown on our consolidated balance sheet.

Other receivables, which primarily include the estimated amounts due from franchisees for future policy cancellations, increased during the six months ended June 30, 2005 primarily from the continued expansion of our franchise operations, which significantly increased the commission revenues generated by franchisees. In fiscal years 2004 and 2003 other receivables decreased primarily from repayment of amounts due to us from franchisees for certain commission advances.

The terms of our securitizations require the over-collateralization of the pool of loan assets that back the securities sold to investors. We retain ownership of the resulting subordinate interest in the loan pool, and the corresponding securities asset increased during the six months ended June 30, 2005 and in fiscal years 2004 and 2003 as the result of our securitizations during those periods.

Deferred charges increased in fiscal year 2004 primarily as a result of origination fees and other such expenses associated with acquiring the DZ Bank line of credit.

Accounts payable, which includes franchise payables, producer payables, payroll payables and other accrued expenses, increased during the six months ended June 30, 2005 and in fiscal year 2004 primarily from the continued expansion of our franchise operations, which significantly increased the accrual for estimated commission expense due franchisees.

Payable under participation agreements is the amount we owe to funding institutions who have purchased a participating interest in loans pursuant to transactions that do not meet the true sale test of FAS 140, “Accounting for Transfers and Services of Financial Assets and Extinguishments of Liabilities.” Payable under participation agreements increased during the six months ended June 30, 2005 and in fiscal year 2004 because we sold more loans pursuant to transactions that did not meet the true sale test.

The premiums payable liability category is comprised primarily of amounts due to insurance companies for premiums that are billed and collected by our franchisees. Premiums payable increased during the six months ended June 30, 2005 primarily from the continued expansion of our franchise operations, which resulted in an increase of premiums billed and collected by our franchisees. Premiums payable decreased in fiscal year 2004 primarily as a result of an increased emphasis on direct insurance company billing of policies. Premiums payable increased in fiscal year 2003 primarily as a result of the acquisition of Texas All Risk General Agency, which sells more policies that are agent billed.

Debt increased during the six months ended June 30, 2005 primarily as the result of increased commercial bank loan balances to capitalize our operating subsidiaries. Debt increased in fiscal years 2004 and 2003 primarily to fund increases in our notes receivable and securities.

During fiscal year 2003, there was an extraordinary reduction in our retained earnings in the amount of $1,957,000 because our stock dividend of 3,820,000 shares at $1.00 par value per share exceeded our paid in capital of $1,863,000. The excess over the paid in capital was allocated to retained earnings.

The following tables provide information regarding our Notes Receivable, Notes Participations, Notes Payable and Bonds and Debentures Payable principal balances and the corresponding weighted interest rates as of the end of each quarter in fiscal years 2004, 2003 and 2002 (excluding capitalized lease balances).

Notes Receivable

Notes receivable balances include the loans originated by Brooke Credit to our franchisees and others, even though the notes may no longer be on our balance sheet.

	2004		2003		2002
	Principal	Weighted Rate	Principal	Weighted Rate	Principal	Weighted Rate
	(in thousands, except percentages)
1st Quarter	$131,496	7.63%	$70,545	8.14%	$44,624	8.58%
2nd Quarter	153,823	7.68	81,770	7.94	47,069	8.63
3rd Quarter	177,200	7.79	92,723	7.90	50,529	8.61
4th Quarter	199,889	8.04	115,880	7.70	60,353	8.59

Notes Participations

Notes participations are comprised of loan participation interests that we have sold to our funding institutions and that we typically no longer carry on our balance sheet.

	2004		2003		2002
	Principal	Weighted Rate	Principal	Weighted Rate	Principal	Weighted Rate
	(in thousands, except percentages)
1st Quarter	$114,730	4.94%	$66,098	6.29%	$41,118	7.60%
2nd Quarter	137,954	4.88	75,559	5.64	44,547	7.72
3rd Quarter	144,646	5.13	84,104	5.66	49,039	8.07
4th Quarter	157,697	5.52	105,479	4.99	59,516	7.50

Notes Payable

Notes payable balances are comprised of borrowings to fund the loans that we have made to our franchisees and others and include primarily notes issued to sellers of agencies we have purchased, borrowings under our lines of credit and bank borrowings.

	2004		2003		2002
	Principal	Weighted Rate	Principal	Weighted Rate	Principal	Weighted Rate
	(in thousands, except percentages)
1st Quarter	$33,632	6.00%	$7,007	5.20%	$6,385	3.62%
2nd Quarter	43,903	6.19	8,178	5.37	7,125	4.93
3rd Quarter	58,513	4.91	12,268	5.26	4,561	4.96
4th Quarter	73,093	4.47	26,812	5.79	6,385	5.81

Bonds and Debentures Payable

Bonds and debentures payable include bonds and debentures that we have issued to primarily fund our lending and commission advance activities.

	2004		2003		2002
	Principal	Weighted Rate	Principal	Weighted Rate	Principal	Weighted Rate
	(in thousands, except percentages)
1st Quarter	$7,429	8.99%	$7,484	8.98%	$5,385	9.22%
2nd Quarter	7,429	8.99	7,429	8.99	5,385	9.22
3rd Quarter	6,724	8.97	7,429	8.99	5,385	9.22
4th Quarter	6,724	8.97	7,429	8.99	6,490	9.08

Key Measurements Used by Management

At present, our profitability is dependent in part on our ability to continue adding locations to our franchise network. As we grow, we believe that our profitability will become less dependent on the opening of new franchise locations and more dependent on the operation of existing franchise locations. We measure our progress in becoming less dependent upon the opening of these new locations by monitoring the following:

•	the ratio of revenues from our existing business to expenses from our existing business;

•	revenues from franchise network expansion; and,

•	the ratio of gain on loan sales of notes receivable to net interest revenues.

The ratio of revenues from our existing business to expenses from our existing business helps us identify operating losses we currently would experience in the event that franchise locations are not added and the associated initial franchise fees are not recorded. We define “revenues from our existing business” as net franchise commissions, net interest income, net brokerage commissions and net brokerage underwriting profits. These are the revenues that come from our existing franchise locations, our existing loans outstanding and our existing wholesale brokerage operations and are not dependent on the addition of new franchise locations. We exclude initial franchise fees, seller consulting fees, gains on sales of businesses and gains on extinguishment of debt. Revenues from our existing business are generally considered by us to be those revenues that are reasonably likely to be recorded in the next year regardless of whether new franchise locations are added.

We define “expenses from our existing business” as the expenses that we believe we will continue to incur, even if we do not expand our franchise network. Expenses from our existing business include payroll, other operating expenses and depreciation and amortization expense and are reasonably likely to be incurred in the next year regardless of whether new franchise locations are added. A ratio of 100% would indicate that our existing business produces sufficient revenues to cover the expenses incurred in connection with our existing operations. Part of our operating strategy is to ultimately increase this ratio to 100%.

Monitoring our revenues from franchise network expansion is also important to us because our profitability currently is largely determined by our ability to add new franchise locations and to earn the associated initial franchise fees. “Revenues from franchise network expansion” are defined as initial franchise fees, seller fees, gains on sales of businesses and gains on extinguishment of debt. We do not include gains on sales of notes receivable in revenues from franchise network expansion because we monitor these gains separately, as discussed below. A leveling or declining amount of revenues from franchise network expansion could indicate that our overall profitability is leveling or declining.

We also measure our gains on sales of notes receivable as a percentage of net interest revenues. This ratio measures our success in decreasing the relative amount of revenues recorded from gains on sales of notes receivable, which are non-cash revenues and are based on assumptions we make about discount rate, speed of prepayments and credit losses. Part of our operating strategy is to reduce the ratio of gain on sales of notes receivable to net interest revenue and to emphasize net interest revenue as our primary source of earnings from our lending operations. We monitor this ratio as a way to measure our progress towards this operating objective.

Income Taxes

For the six months ended June 30, 2005 and 2004, we incurred income tax expenses of $3,177,000 and $1,857,000, respectively, resulting in effective tax rates of 37% and 33%. As of June 30, 2005, we had a current income tax receivable of $1,093,000 and, as of December 31, 2004, we had a current income tax liability of $1,913,000. As of June 30, 2005 and December 31, 2004, we had deferred income tax liabilities of $2,176,000 and $481,000, respectively. The deferred tax liability is due to accumulated other comprehensive income that resulted from the sale of notes receivable to participating banks, gain on sale of notes receivable and accelerated depreciation for tax.

For the years ended December 31, 2004, 2003 and 2002, we incurred income tax expenses of $3,280,000, $2,083,000 and $747,000, respectively, resulting in effective tax rates of 33%, 33% and 34%. As of December 31, 2003 and 2002, we had current income tax liabilities of $1,624,000 and $0, respectively, and deferred income tax liabilities of $189,000 and $0, respectively. We had recorded a deferred tax asset of $160,000 as of December 31, 2002, from the tax benefits resulting from prior period losses. During fiscal year 2003, all such remaining tax benefits were used.

Analysis by Segment

Our three reportable segments are Franchise Services, Lending Services and Insurance Brokerage. The Franchise Services segment includes the sale of general insurance and related services to customers on a retail basis by our franchisees through Brooke Franchise. The Lending Services Segment includes our lending activities through Brooke Credit. The Insurance Brokerage Segment includes the sale of hard to place and niche insurance on a wholesale basis by Brooke Brokerage.

Each segment is assessed a shared services expense which is an internal allocation of legal, accounting, information technology and facilities management expenses based on our estimate of usage. Except as noted, separate audited annual financial statements are prepared for each segment. Segment income and expenses exclude consolidating entries and segment assets and liabilities include consolidating entries, except total assets listed in tables.

Franchise Services Segment

Financial information for the six months ended June 30, 2005 and 2004 and for the years ended December 31, 2004, 2003 and 2002, and the percentage change between periods, relating to Brooke Franchise and our Franchise Services Segment is as follows:

	Six Months Ended June 30, 2005	2005 % Increase (Decrease) Over Same Period In 2004	Six Months Ended June 30, 2004	Year Ended December 31, 2004	2004 % Increase (Decrease) Over 2003	Year Ended December 31, 2003	2003 % Increase (Decrease) Over 2002	Year Ended December 31, 2002
	(in thousands, except percentages)
Revenues
Insurance commissions	$40,476	44%	$28,027	$57,619	44%	$40,110	43%	$27,966
Seller consulting fees	2,502	(8)	2,728	5,236	27	4,109	159	1,589
Gain on sale of businesses	859	114	402	5,261	1,374	357	116	165
Initial franchise fees for basic services	8,125	155	3,185	8,795	1,969	425	—	—
Initial franchise fees for buyers assistance plans	5,256	60	3,290	8,122	—	8,147	106	3,954
Gain on extinguishment of debt	—	—	—	—	—	—	(100)	439
Interest income, net	60	362	13	39	333	9	—	—
Other income	406	1,462	26	211	10,450	2	(94)	36

Total revenues	57,684	53	37,671	85,283	60	53,159	56	34,149

Expenses
Commission expense	30,547	39	21,926	46,725	34	34,751	39	25,036
Payroll expense	9,540	118	4,368	11,262	107	5,433	(8)	5,925
Depreciation and amortization	(56)	(129)	191	429	1,029	38	(91)	444
Other operating expenses	10,212	73	5,903	15,929	73	9,208	205	3,015

Total operating expenses	50,243	55	32,388	74,345	50	49,430	44	34,420
Income from operations	7,441	41	5,283	10,938	193	3,729	—	(271)
Interest expense	659	21	545	1,344	651	179	(84)	1,122

Income before income taxes	$6,782	43%	$4,738	$9,594	170%	$3,550	—%	$(1,393)

Total assets (at period end)	$50,586	5	$48,153	$47,300	87	$25,277	69	$14,981

Financial data for the six months ended June 30, 2005 and 2004 was compiled using unaudited internal revenue and expense allocations. Financial data for fiscal years 2004 and 2003 corresponds to subsidiary audited financial reports for Brooke Franchise. Financial data for fiscal year 2002 was compiled using unaudited internal revenue and expense allocations.

Commission Revenues Insurance commissions, primarily from policies sold on an exclusive retail basis through franchisees, increased $12,449,000, or 44%, to $40,476,000, in the six months ended June 30, 2005 from $28,027,000 in the six months ended June 30, 2004. Insurance commissions increased $17,509,000, or 44%, to $57,619,000, in fiscal year 2004 and $12,144,000, or 43%, to $40,110,000 in fiscal year 2003. Retail insurance commissions have increased primarily as a result of Brooke Franchise’s continued expansion of franchise operations. Brooke Franchise also received commissions from the sale of investment securities and revenues from the sale of funeral services that are not directly related to insurance sales. However, these revenues are not sufficient to be considered material and are, therefore, combined with insurance commission revenues.

Commission expense paid to Brooke Franchise’s franchisees increased $8,621,000, or 39%, to $30,547,000 in the six months ended June 30, 2005 from $21,926,000 in the six months ended June 30, 2004. Commission expense increased $11,974,000, or 34%, to $46,725,000 in fiscal year 2004 and $9,715,000, or 39%, to $34,751,000 in fiscal year 2003. Commission expense increased because insurance commission income increased and franchisees are typically paid a share of insurance commission income. Commission expense represented approximately 75% and 78%, of Brooke Franchise’s insurance commissions for the six months ended June 30, 2005 and 2004, respectively, and approximately 81%, 87% and 90%, respectively, for the years ended December 31, 2004, 2003 and 2002.

Brooke Franchise sometimes retains an additional share of franchisees’ commissions as payment for their optional use of Brooke Franchise’s service/sales centers. However, all such payments are applied to service/sales center expense and not applied to commission expense. Currently, Brooke Franchise has 22 service/sales centers. Of these service/sales centers, one service/sales center was opened during the six months ended June 30, 2005 and twelve service/sales centers were opened in fiscal year 2004.

Franchisees operating in our service centers are responsible for payment of expenses related to sales producers and marketing expenses while Brooke Franchise is responsible for payment of expenses related to office space, administration and customer service. In sales centers, Brooke Franchise is also responsible for payment of sales producers. For competitive reasons, most franchisees prefer not to share office space with other franchisees so we do not expect widespread use of service and sales centers. Although we are actively recruiting additional franchisees into existing service and sales centers, we expect to open few additional centers in 2005.

Amortization expense for the six months ended June 30, 2005, reports a decrease as the result of an internal audit of the amortization calculations on intangible assets. The net book value of the intangible assets were adjusted accordingly.

Profit sharing commissions, or Brooke Franchise’s share of insurance company profits paid by insurance companies on policies written by franchisees, increased $1,954,000, or 74%, to $4,581,000 in the six months ended June 30, 2005 from $2,627,000 in the six months ended June 30, 2004. Profit sharing commissions increased $925,000, or 43%, to $3,087,000 in fiscal year 2004 and $1,547,000, or 252%, to $2,162,000 in fiscal year 2003. Profit sharing commissions increased during the six months ended June 30, 2005 and in fiscal years 2004 and 2003 primarily because overall insurance company profits increased on policies written by Brooke Franchise’s franchisees. Profit sharing commissions represented approximately 11% and 9%, respectively, of Brooke Franchise’s insurance commissions for the six months ended June, 2005 and 2004 and approximately 5% and 5%, respectively, of Brooke Franchise’s insurance commissions for the years ended December 31, 2004 and 2003. Franchisees do not receive any share of Brooke Franchise’s profit sharing commissions.

Net commission refund expense is our estimate of the amount of Brooke Franchise’s share of retail commission refunds due to policyholders resulting from future policy cancellations. This expense increased

$57,000, or 77%, to $131,000 in the six months ended June 30, 2005 from $74,000 in the six months ended June 30, 2004 and increased $35,000 in fiscal year 2004 and $26,000 in fiscal year 2003 primarily as a result of Brooke Franchise’s continued expansion of franchise operations. As of June 30, 2005 and December 31, 2004, Brooke Franchise recorded corresponding total commission refund liabilities of $652,000 and $521,000, respectively. As of December 31, 2003, and 2002, Brooke Franchise recorded corresponding total commission refund liabilities of $338,000 and $327,000, respectively.

Initial Franchise Fees for Basic Services A certain level of basic services is initially provided to all franchisees, whether they acquire an existing business and convert into a Brooke franchise or whether they start up a new Brooke franchise. These basic services include services usually provided by other franchisors, including a business model, use of a registered trade name, access to suppliers and license for an Internet based management system. The amount of the initial franchise fees typically paid for basic services is currently $125,000. We expect the initial franchise fee rate for basic services to increase as demand for access to our trade-name, suppliers and business model increases.

Prior to the fourth quarter of 2003, our franchises were typically conversions of acquired businesses. The initial franchise fee for basic services was typically waived because we believed that our franchise operations and trade name were not sufficiently established for franchisees to pay initial franchise fees for our basic services. Prior to the fourth quarter of 2003, our initial franchise fees were attributed to inspection reports and other specific buyers assistance services. However, as our franchise network has grown, our basic franchise services have become more valuable to our franchisees and we have been able to charge for these services.

The value of our basic franchise services was demonstrated when we began selling start up, or de novo, franchises in the fourth quarter of 2003. These franchisees did not require any specific buyers assistance services, but did require basic franchise services such as use of a registered trade name, supplier access and a proven business model. Therefore, when we introduced our start up franchise program in the fourth quarter of 2003, we began allocating a portion of the initial franchise fees paid by conversion franchisees to basic services because start up franchisees willingly paid us initial franchise fees for basic services. Correspondingly, the amount of this allocation was based on the amount of initial franchise fees typically paid by a start up franchisee. Prior to the first quarter of 2004, we had one start up franchisee. During the period from January 1, 2004 to June 30, 2005, we added 78 start up franchisees who paid us initial franchise fees for basic services, thus demonstrating the value of our basic services.

Initial franchise fees for basic services increased $4,940,000, or 155%, to $8,125,000 in the six months ended June 30, 2005 from $3,185,000 in the six months ended June 30, 2004. The increases resulted from continued expansion of Brooke Franchise’s franchise operations and the corresponding increase in franchise start ups and conversions by our franchisees. Initial franchise fees for basic services increased $8,370,000 in fiscal year 2004 to $8,795,000 and was $425,000 in fiscal year 2003. For the reasons outlined above, prior to 2004, most initial franchise fees for basic services were accounted for as part of our initial franchise fees for buyers assistance plans (see “Initial Franchise Fees for Buyers Assistance Plan” below). None of the initial franchise fees collected by Brooke Franchise in fiscal year 2002 was for basic services. Revenues from initial franchise fees for basic services are recognized as soon as Brooke Franchise delivers the basic services to the new franchisee, such as access to insurance company contracts, access to our management contracts and access to our brand name. Upon completion of this commitment, Brooke Franchise has no continuing obligation to the franchisee in respect of basic services.

Initial franchise fees for basic services are typically assessed once for each franchisee even though some franchisees operate multiple locations. A total of 87 and 79 new franchise locations were added in the six months ended June 30, 2005 and 2004, respectively. Out of these total new franchise locations, 37 and 14, respectively, were start up locations. A total of 156, 65 and 55 new franchise locations were added in fiscal years 2004, 2003 and 2002, respectively. Out of these total franchise locations, 41, 1, and 0 were start up franchise locations added in fiscal years 2004, 2003 and 2002, respectively. In fiscal year 2005, our strategy is to decrease our dependence on acquiring and converting new franchise locations into our system, and to significantly increase the number of start up locations relative to the number of new conversion franchise locations. Therefore, we expect initial franchise fees for basic services to increase at a faster rate than initial franchise fees for buyers assistance plan services.

Initial Franchise Fees for Buyers Assistance Plans The amount of the total initial franchise fees for all initial services typically varies based on the level of additional assistance provided by Brooke Franchise, which is largely determined by the size of the acquisition. We typically base our initial franchise fees on the estimated revenues of the acquired business. All initial franchise fees are paid to Brooke Franchise when an acquisition closes. We allocate initial franchise fees collected in excess of $125,000 to initial franchise fees for buyers assistance plans. As noted above, $125,000 is the amount of initial franchise fees typically paid by a start up franchisee.

The most significant part of Brooke Franchise’s growth comes from acquisitions of existing businesses that are subsequently converted into Brooke franchises. Brooke Franchise provides assistance regarding the acquisition and conversion of businesses such as inspection report compilation, operations analysis and marketing plan development. Initial franchise fees for buyers assistance plans increased $1,966,000 or 60%, to $5,256,000 in the six months ended June 30, 2005 from $3,290,000 in the six months ended June 30, 2004. The increase of initial franchise fees for buyers assistance plan services resulted from continued expansion of Brooke Franchise’s franchise operations and the corresponding increase in business acquisitions and franchise conversions by Brooke franchisees. Initial franchise fees for buyers assistance plans decreased $25,000 in fiscal year 2004 to $8,122,000 and increased $4,193,000, or 106%, to $8,147,000, in fiscal year 2003. As noted above, beginning in the fourth quarter of fiscal year 2003, we began to categorize a significantly greater share of initial franchise fees as initial franchise fees for basic services. As a result, initial fees for buyers assistance plans for fiscal year 2004 were flat in comparison to fiscal year 2003; however, total initial fees increased significantly in fiscal year 2004. Combined together, initial franchise fees for basic services and initial franchise fees for buyers assistance plans were $16,917,000 in fiscal year 2004 compared to $8,572,000 in fiscal year 2003, an increase of 97%. The increase of initial franchise fees for buyers assistance plan services in fiscal year 2003 resulted from continued expansion of Brooke Franchise’s franchise operations and the corresponding increase in business acquisitions and franchise conversions by Brooke franchisees.

The buyers assistance plan is designed to assist a franchisee in inspecting the agency assets to be acquired. The buyers assistance plan includes an inspection report, an operations report, and a marketing report, all of which are to be delivered on or prior to closing. As such Brooke Franchise performs substantially all of the buyers assistance plan services before an acquisition closes. However, a relatively small level of buyers assistance plan services are performed during the four months after acquisition, including advertising and training assistance. For this reason, a relatively small portion of the initial franchise fees for buyers assistance are correspondingly deferred until the service is performed. Brooke Franchise records initial franchise fee revenues for buyers assistance plans using the percentage of completion accounting method. To reflect revenues not yet earned, we deferred $202,000 as of June 30, 2005 and deferred $410,000, $771,000 and $1,666,000 of initial franchise fee revenues for buyers assistance plans as of December 31, 2004, 2003 and 2002, respectively.

Buyers assistance plans provide initial conversion assistance for recently acquired businesses and buyers assistance plan services are, therefore, not provided to buyers of businesses that are already franchises. In addition, buyers assistance plans are not typically provided to franchisees selling to other franchisees and are not provided to franchisees purchasing businesses that had previously been purchased by Brooke Franchise in the past twenty-four months. A total of 48 and 60 of the new franchise locations in the six months ended June 30, 2005 and 2004, respectively, represent businesses that were converted into Brooke franchises and received initial assistance through buyers assistance plans. A total of 115, 59 and 32 of the new franchise locations in fiscal years 2004, 2003 and 2002, respectively, represent businesses that were converted into Brooke franchises and received assistance through initial buyers assistance plans.

Initial Franchise Fees for Start Up Assistance Plans Although Brooke Franchise expects to eventually receive additional initial franchise fees for start up assistance, no such initial franchise fees were received in the six months ended June 30, 2005 or in fiscal years 2004, 2003 or 2002. A total of 37 and 14 of the new franchise locations in the six months ended June 30, 2005 and 2004, respectively, represent businesses that were started up as Brooke franchises and received initial start up assistance. A total of 41, 1 and 1 of the new franchise locations in fiscal years 2004, 2003 and 2002, respectively, were started up as Brooke franchises and received initial start up assistance.

Seller Related Revenues Seller related revenues typically are generated when a business is acquired by Brooke Franchise for sale to a franchisee or an agreement to purchase a business is assigned by Brooke Franchise to a franchisee. Seller related revenues include consulting fees paid directly by sellers, gains on sale of businesses from deferred payments (including gains on extinguishment of debt to sellers), gains on sale of businesses relating to company owned stores, and gains on sale of businesses relating to inventory. A primary aspect of Brooke Franchise’s business is the buying and selling of businesses. Therefore, all seller related revenues are considered part of normal business operations and are classified on our income statement as operating income. Seller related revenues increased $231,000, or 7%, to $3,361,000, in the six months ended June 30, 2005 from $3,130,000 in the six months ended June 30, 2004. Seller related revenues increased $6,031,000, or 135%, to $10,497,000, in fiscal year 2004 and $2,273,000, or 104%, to $4,466,000, in fiscal year 2003. Seller related revenues increased for all periods primarily as the result of continued expansion of Brooke Franchise’s franchise operations and the corresponding increase in business acquisitions and franchise conversions by Brooke franchisees.

Consulting fees. Brooke Franchise helps sellers prepare their businesses for sale by developing business profiles, tabulating revenues, sharing its legal library and general sale preparation. The scope of the seller consulting engagement is largely determined by the size of the business being sold. Seller consulting fees are typically based on the transaction value, are contingent upon closing of the sales transaction, and are paid at closing. Brooke Franchise completes its consulting obligation at closing and is not required to perform any additional tasks for the seller. Therefore, seller consulting fees paid directly by sellers are recognized at closing immediately because Brooke Franchise has no continuing obligation. Seller consulting fees increased $1,127,000, or 27%, to $5,236,000, in 2004 and $2,520,000, or 159%, to $4,109,000 in 2003.

Gains on Sale of Businesses from Deferred Payments. Our business includes the buying and selling of insurance agencies, financial service firms and funeral homes and occasionally holding them in inventory. When purchasing an agency, we typically defer a portion of the purchase price, at a low or zero interest rate, to encourage the seller to assist in the transition of the agency to one of our franchisees. We carry our liability to the seller at a discount to the nominal amount we owe, to reflect the below-market interest rate. When we sell an acquired business to a franchisee (typically on the same day it is acquired), we generally sell it for the full nominal price (i.e. before the discount) paid to the seller. When the sale price of the business exceeds the carrying value, the amount in excess of the carrying value is recognized as a gain. Gains on sale resulting primarily from discounted interest rates increased $221,000, or 57%, to $612,000 in the six months ended June 30, 2005 from $391,000 in the six months ended June 30, 2004. Gains on sale increased $193,000, or 31%, to $810,000 in fiscal year 2004 and increased $381,000, or 162%, to $617,000 in fiscal year 2003. Because we expect to purchase and sell more agencies in 2005 than in 2004, we expect the level of income recorded from this type of gain on sale of businesses to increase.

We regularly negotiate below-market interest rates on the deferred portion of the purchase prices we pay sellers. We consider these below market interest rates to be a regular source of income related to the buying and selling of businesses. Although we have a continuing obligation to pay the deferred portion of the purchase price when due, we are not obligated to prepay the deferred portion of the purchase price or to otherwise diminish the benefit of the below-market interest rate upon which the reduced carrying value was based.

The calculation of the reduced carrying value, and the resulting gain on sale of businesses, is made by calculating the net present value of scheduled future payments to sellers at a current market interest rate. The following table provides information regarding the corresponding calculations:

	Six Months Ended June 30,		Year Ended December 31,
	2005	2004	2004	2003	2002
Beginning Principal Balance	$ 5,230,000	$2,052,000	$7,669,000	$2,316,000	$ 73,000
Weighted Average Rate	5.66%	7.26%	5.91%	5.59%	5.75%
Weighted Average Maturity	795 days	583 days	807 days	769 days	840 days
Interest Rate Used for Net Present Value	5.50% to 8.29%	6.75% to 7.75%	5.50% to 6.75%	5.50% to 8.27%	5.75%
Full Nominal Purchase Price	$14,065,000	$8,057,000	$8,221,000	$6,981,000	$2,673,000
Reduced Carrying Value	$13,453,000	$7,666,000	$7,411,000	$6,363,000	$2,437,000
Gain on Sale from Deferred Payments	$ 612,000	$ 391,000	$ 810,000	$ 617,000	$ 236,000

If we negotiate to prepay the deferred portion of the purchase price to the seller before maturity for an amount less than our carrying value, we recognize the difference between our carrying value and the amount repaid to the seller as a gain on debt extinguishment. This is another source of income from the deferred payments associated with the buying and selling of businesses. We recognize these gains on extinguishment of debt immediately because Brooke Franchise is released by the seller from all remaining payment obligations. Gains on extinguishment of debt resulting from prepayment of deferred balances were $439,000 in 2002 and represented a major part of ongoing operations. We have negotiated fewer prepayments in recent years primarily, we believe, as the result of fewer suitable alternatives for reinvestment of funds by sellers. As a result, in 2003 and 2004, gains on extinguishment of debt were incidental to our operations and were not material amounts. We did not experience a material amount of gains on extinguishment of debt in the six months ended June 30, 2005.

Gains on Sale of Businesses—Company-owned Stores. If we expect to own and operate businesses for more than one year, we consider these businesses to be company-owned stores and treat such transactions under purchase accounting principles, including booking intangible assets and recognizing the related amortization expense. By contrast, agencies purchased with the intent to resell them to our franchisees (usually within one year) are carried at cost as business inventory, without the booking of intangible assets. There were no gains on sale resulting from the sale of company-owned stores in the six months ended June 30, 2005 and 2004.

In fiscal year 2004, a subsidiary of Brooke Franchise acquired the stock or business assets of six auto insurance agencies for purchase prices totaling $8,258,000. We originally planned to operate these agencies as company-owned stores.

The subsidiary paid initial franchise fees to Brooke Franchise totaling $3,142,000. These franchise fees were equal to those paid by unaffiliated franchisees but were eliminated when the subsidiary’s results were consolidated with those of Brooke Franchise.

After completing the conversion of these agencies, we decided to sell them to franchisees for a total of $11,847,000, producing a gain on sale of businesses of $4,270,000. The carrying value of the six agencies at the time of the sale was equal to the original purchase prices less the amortization expense recognized during the holding period less the discount on below market interest rate notes on the deferred portion of the purchase price owed the original business sellers. Below are the components of the gain:

Aggregate Sale Price	$11,847,000
Less:
Original purchase price	8,258,000
Amortization expense	(354,000)
Discount on below market interest rate note	(327,000)

Gain on sale of business	$4,270,000

Had we accounted for these transactions as agencies held in inventory for resale to franchisees, we would have recognized initial franchise fees and a gain from the below market deferred payments and would not have recognized amortization expense during fiscal year 2004. For this reason, we believe that the sale of these agencies is essentially equivalent to holding these agencies as business inventory and selling them to franchisees.

In the future, we do not expect to purchase businesses for resale to franchisees if the holding period exceeds one year. Therefore, recording income from the sale of these six agencies as gain on sale of businesses was an anomaly, and we expect the income from similar future transactions will be recorded primarily as initial franchise fees.

Gains on Sale of Businesses—Inventoried Stores. As noted above, acquired businesses are typically sold on the same day as acquired for the same nominal price paid to the seller. However, this is not always the case and businesses are occasionally held in inventory. As such, gains and losses are recorded when an inventoried business is ultimately sold and carrying values of inventoried businesses are adjusted to estimated market value when market value is less than cost. As a result, gains on sale resulting from the sale of inventoried stores increased $237,000, or 2,370%, to $247,000 in the six months ended June 30, 2005, from $10,000 in the six months ended June 30, 2004. Gains on sale resulting from the sale of inventoried stores was $181,000 in 2004, a loss of $260,000 in 2003 and a loss of $71,000 in 2002.

Income Before Income Taxes Brooke Franchise’s income before income taxes increased in the six months ended June 30, 2005 because revenues from initial franchise fees, which typically generate larger profit margins, increased significantly as the result of expanded personnel and facilities. Income before taxes increased in 2004 and 2003 because revenues grew faster than expenses primarily as the result of significant increases in initial franchise fees and seller related revenues which have relatively high profit margins.

Inventory Management The number of total agencies purchased into inventory during the six months ended June 30, 2005 and 2004 was 38 and 22, respectively. As of June 30, 2005 and 2004, Brooke Franchise held one and one, respectively, business in inventory with total balances, at the lower of cost or market, of $1,776,000 and $367,000, respectively. The number of total agencies purchased into inventory in fiscal years 2004, 2003 and 2002 were 51, 50 and 25, respectively. As of December 31, 2004, 2003 and 2002, Brooke Franchise held 2, 1 and 1, respectively, businesses in inventory with total balances, at the lower of cost or market, of $1,022,000, $367,000 and $403,000, respectively.

The number of businesses twice-purchased within twenty-four months is an important indicator of Brooke Franchise’s success in recruiting qualified buyers. None of the businesses purchased by Brooke Franchise during the six months ended June 30, 2005 was twice purchased within twenty-four months. Two of the businesses purchased by Brooke Franchise during the six months ended June 30, 2004 were twice purchased. Three of the businesses purchased by Brooke Franchise during fiscal year 2004 had been first purchased by Brooke Franchise within twenty-four months of Brooke Franchise’s second purchase. The purchase prices of those businesses twice-purchased by Brooke Franchise in fiscal year 2004 totaled $1,748,000 when first purchased into inventory and $2,153,000 when purchased into inventory the second time. As the result of the sale of twice-purchased businesses, Brooke Franchise recorded a net gain of $360,000 in fiscal year 2004. None of the businesses purchased by Brooke Franchise during fiscal years 2003 and 2002 were twice purchased within twenty-four months. Brooke Franchise is not aware of any systemic adverse profitability or cash flow trends being experienced by buyers of businesses from its inventory.

Franchise Statement Balances Brooke Franchise assists franchisees by financing cyclical fluctuations of revenues, receivables and payables with commission advances recorded on franchisees’ monthly statements and granting temporary extensions of due dates for franchise statement balances owed by franchisees to Brooke Franchise. However, after expiration of the initial buyers assistance plan period, Brooke Franchise expects franchisees’ monthly statements to be repaid in full at least once every four months.

We believe the most accurate analysis of franchise statement balances occurs immediately after settlement of franchisees’ monthly statements before any additional entries are recorded to their account. Therefore, the following franchise statement balances are as of the settlement date after the corresponding commission month. Franchise statement balances totaled $2,614,000, $2,228,000, $2,505,000 and $5,130,000, respectively, as of June 30, 2005 and December 31, 2004, 2003 and 2002. Over the past two years we have sought to limit the growth of or reduce the outstanding franchise statement balances, even as our franchise network and commission income have grown significantly. Of these total franchise statement balances as of June 30, 2005 and as of December 31, 2004, Brooke Franchise identified statement balances totaling $1,782,000 and $1,576,000, respectively, which it categorizes as “watch” because the balances had not been repaid in full at least once in the previous four months. A similar identification of unpaid statement balances was not performed in fiscal years 2003 and 2002. During the remainder of 2005, we expect total franchise statement balances and watch balances to increase at approximately the same rate as commissions increase.

Separate from these franchise statement balances, Brooke Franchise also extends credit to franchisees for long-term producer development, including hiring and training new franchise employees, and other reasons not related to monthly fluctuations of revenues. These non-statement balances are not reflected in the franchise statement balances and totaled $1,492,000 and $584,000, respectively, as of June 30, 2005 and December 31, 2004. There were no corresponding balances related to producer development in fiscal years 2003 and 2002. During the remainder of 2005, we expect non-statement balances to increase at a faster rate than commissions increase primarily as a result of the increasing use of our producer development program by an increasing number of start up franchises.

The balance of Brooke Franchise’s Allowance for Doubtful Accounts was $1,076,000, $575,000 and $0, respectively, as of June 30, 2005, December 31, 2004 and 2003. The amount of the Allowance for Doubtful Accounts was determined based primarily on the amount of Brooke Franchise’s watch statement balances and our analysis of credit risk. Other factors in determining the Allowance for Doubtful Accounts were statement loss experience and Brooke Franchise’s evaluation of the potential for future losses. We increased the Allowance for Doubtful Accounts primarily because the rate of franchise statement write offs increased during the six months ended June 30, 2005. The increased level of write offs reflects management’s efforts to closely evaluate and monitor the Company’s on-going exposure to possible credit losses. During the remainder of 2005, we expect write offs to increase at approximately the same rate as commissions increase.

The following table summarizes the Allowance for Doubtful Accounts activity for the six months ended June 30, 2005 and the years ended December 31, 2004, 2003, and 2002. Additions to the allowance for doubtful accounts are charged to expense.

	Allowance for Doubtful Accounts
	Six Months Ended June 30, 2005	Year Ended December 31,
		2004	2003	2002
		(in thousands)
Balance at beginning of year	$575	$—	$—	$—
Charges to expense	1,985	1,757	644	931
Write-offs	(1,484)	(1,182)	(644)	(931)

Balance at end of year	$1,076	$575	$—	$—

Revenue generation, primarily commissions from insurance sales, is an important factor in franchise financial performance and revenue generation is carefully analyzed by Brooke Franchise. Although Brooke Franchise analyzes revenues during the first twenty-four months after conversion or startup, it is difficult to make reliable comparisons of businesses during this period. Converted franchises typically experience revenue decreases during the first months of operation and start up franchises typically experience significant revenue increases during the first months of operation. Therefore, twenty-four months after initial conversion of an acquired business or the startup of a new Brooke franchise, Brooke Franchise considers the franchise “seasoned” and the comparison of current to prior year revenues as a more reliable indicator of franchise success. A total of 145 franchise locations that we consider “seasoned” began their franchise relationship with Brooke Franchise prior to December 31, 2002 and have not purchased or sold a business since starting.

Overall annual revenues of seasoned franchise locations in fiscal years 2004 and 2003 increased 0% and 5%, to $28,212,000 and $12,187,000, respectively. The median annual revenue growth rate of individual seasoned franchise locations in fiscal years 2004 and 2003 increased 1% and 6%, to $1,000 and $9,000, respectively and the average annual growth rates of individual seasoned franchise locations in fiscal years 2004 and 2003 increased 2% and 6%, to $5,000 and $8,000, respectively. Brooke Franchise analyzes revenue growth rates annually, but did not analyze revenue growth rates in fiscal year 2002. All revenue generation calculations exclude profit sharing commissions. Brooke Franchise believes that the decrease in overall franchise revenue growth rates primarily results from softer industry pricing and a decline of property and casualty insurance premiums causing a corresponding decline in commissions. Brooke Franchise also believes that insurance premiums and commissions will not increase in 2005 and may decline further.

Lending Services Segment

Financial information for the six months ended June 30, 2005 and 2004 and the years ended December 31, 2004, 2003 and 2002, and the percentage change between periods, relating to Brooke Credit and our Lending Services Segment is as follows:

	Six Months Ended June 30, 2005	2005 % Increase (Decrease) Over Same Period In 2004	Six Months Ended June 30, 2004	Year Ended December 31, 2004	2004 % Increase (Decrease) Over 2003	Year Ended December 31, 2003	2003 % Increase (Decrease) Over 2002	Year Ended December 31, 2002
	(in thousands, except percentages)
Revenues
Interest income	$9,912	87%	$5,308	$12,507	81%	$6,922	43%	$4,824
Participating interest expense	(5,595)	93	(2,897)	(6,767)	48	(4,587)	40	(3,284)
Gain on sale of notes receivable	2,880	48	1,948	2,448	(43)	4,320	56	2,762
Other income	199	1,227	15	64	482	11	—	—

Total revenues	7,396	69	4,374	8,252	24	6,666	55	4,302

Expenses
Other operating interest expense	653	185	229	717	57	458	(8)	496
Payroll expense	840	13	742	1,441	72	838	87	449
Depreciation and amortization	552	24	446	973	42	685	120	312
Other operating expenses	1,106	298	278	1,122	(18)	1,363	1,075	116

Total operating expenses	3,151	86	1,695	4,253	27	3,344	144	1,373
Income from operations	4,245	58	2,679	3,999	20	3,322	13	2,929
Interest expense	582	133	250	648	800	72	—	—

Income before income taxes	$3,663	51%	$2,429	$3,351	3%	$3,250	11%	$2,929

Total assets (at period end)	$105,963	87	$56,750	$78,664	135	$33,485	176	$12,131

Financial data for the first six months ended June 30, 2005 and 2004 was compiled using unaudited internal revenue and expense allocations. Financial data for fiscal years 2004 and 2003 corresponds to subsidiary audited financial reports for Brooke Credit. Financial data for fiscal year 2002 was compiled using unaudited internal revenue and expense allocations.

Loan Interest

Brooke Credit typically sells most of the business loans it originates to funding institutions as participation interests and to accredited investors as asset-backed securities. Prior to either type of sale transaction, Brooke Credit holds these loans on its balance sheet and earns interest income from the loans. At the time of sale, we may recognize gains related to the portion of the interest income or asset-backed securities that we retain. Once a sale is completed, we continue to earn interest income from any portion of the participation interest or asset-backed security we retain. We also continue to provide servicing for the loan, including loan accounting, receipt and distribution of interest payments and loan monitoring, and receive compensation for these activities.

To increase interest income, Brooke Credit retained more loans for longer periods of time prior to the sale of participation interests in such loans or securitization of such loans. Total notes and interest receivables (net) increased 230% to $49,203,000 as of December 31, 2004 from $14,888,000 as of December 31, 2003, reflecting our intention to hold loans for longer periods.

Interest Income Brooke Credit earns interest income during the period it holds loans on its balance sheet and on that portion of the participation interest or those asset-backed securities that it does not sell. In the six months ended June 30, 2005, and in fiscal year 2004, interest income increased due to the larger volume of loans that Brooke Credit originated and the longer period of time that Brooke Credit held those loans on its balance sheet. In fiscal year 2003, interest income increased due primarily to the increases in loan volumes from fiscal years 2002 to 2003.

Participating Interest Expense A portion of the interest income that Brooke Credit receives on its loans is paid out to the holders of its participation interests. Payments to these holders are accounted for as participating interest expense, which is netted against interest income. In the six months ended June 30, 2005, participating interest expense increased 93% to $5,595,000 from $2,897,000 in the six months ended June 30, 2004. In fiscal year 2004, participating interest expense increased 48% to $6,767,000 from $4,587,000 in fiscal year 2003. The increases in the six months ended June 30, 2005 and 2004 were primarily as a result of the increase in participation interests that were sold by Brooke Credit. In fiscal year 2003, participating interest expense increased 40% to $4,587,000 from $3,284,000 in fiscal year 2002 as Brooke Credit increased the amount of participation interests sold.

Participation interest expense represented approximately 56%, 54%, 66% and 68%, respectively, of Brooke Credit’s interest income for the six months ended June 30, 2005 and the years ended December 31, 2004, 2003 and 2002. In fiscal years 2004, 2003 and 2002, participation interest expense did not increase as rapidly as interest income primarily because a smaller percentage of Brooke Credit’s loans were sold as note participations.

Gain on Sales of Notes Receivable When the sale of a loan is classified as a true sale pursuant to the criteria established by FAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” gains or losses are recognized, loans are removed from the balance sheet and residual assets are recorded. We estimate the value of the residual assets by estimating the present value of the future cash flows from the interest and servicing spread, reduced by our estimate of credit losses and note receivable prepayments. The interest and servicing spread is the difference between the interest rate paid by Brooke Credit to participating lenders and investors and the interest rate received by Brooke Credit from borrowers. Over time, as we receive cash from the payment of interest and servicing income, we reduce the value of the residual asset by recognizing a loss on the interest asset and amortization expense on the servicing asset.

Revenues from gain on sales of notes receivable were $2,880,000 and $1,948,000, respectively, in the six months ended June 30, 2005 and 2004. The increase resulted from Brooke Credit’s securitization of notes receivable in March 2005. Revenues from gain on sales of notes receivable were $2,448,000, $4,320,000 and $2,762,000 in fiscal years 2004, 2003 and 2002, respectively. The 43% year to year decrease in 2004 resulted from Brooke Credit’s reduction in the relative amount of gain on sales revenues by retaining more sales of notes receivable as secured borrowings.

When the sale is classified as a secured borrowing, no gain on sale is recognized, and the note receivable and the corresponding participation loan remain on the balance sheet. Part of our operating strategy is to reduce the amount of gain on sales revenues and emphasize net interest revenue as our primary source of earnings from our lending operations. If our operating strategy is successful, we expect that the relative amount of gain on sales revenues we record will continue to decrease as a percentage of net interest revenue.

One component of the gain on sales of notes receivable is the gain associated with our ongoing servicing responsibilities. When the sale of a loan participation interest is accounted for as a true sale, Brooke Credit retains servicing responsibilities for which it typically receives annual servicing fees ranging from 0.25% to 1.375% of the outstanding balance. A gain or loss is recognized immediately upon the sale of a loan participation based on whether the annual servicing fees are greater or less than the cost of servicing, which is estimated at 0.25% of the outstanding loan balance. The gain or loss associated with loan servicing is determined based on a present value calculation of future cash flows from servicing the underlying loans, net of prepayment assumptions. In the six months ended June 30, 2005 and 2004, the net gains from loan servicing totaled $252,000 and $419,000, respectively, which consisted of gains from servicing benefits. The decrease in net gains from loan servicing benefits is primarily the result of using a bank line of credit to fund notes receivables prior to securitization. During fiscal years 2004, 2003 and 2002, the net gains from loan servicing totaled $1,971,000, $1,029,000 and $1,243,000, respectively, which consisted of gains from servicing benefits. Losses from servicing liabilities totaled $27,000, $48,000 and $19,000 during fiscal years 2004, 2003 and 2002, respectively. The decrease in net gains from loan servicing benefits and servicing losses in 2003 is primarily the result of securitization activity and the increase in fiscal year 2004 is primarily the result of increased loan originations.

In a true sale, Brooke Credit also records a gain on sale for the interest benefit based on a present value calculation of future cash flows of the interest and servicing spread on the underlying loans sold, net of prepayment and credit loss assumptions. This spread is typically approximately 1.75% for participation loans and approximately 3.25% for securitized loan pools. In the six months ended June 30, 2005 and 2004, the net gains from interest benefits totaled $2,628,000 and $1,529,000, respectively, which included gross gains from interest benefits of $3,479,000, and $2,151,000, respectively, and losses from write down of retained interest asset to fair market value of $851,000 and $622,000, respectively. The increase in net gains from interest benefits in fiscal year 2005 is primarily the result of a securitization of notes receivable in March of 2005. During fiscal years 2004, 2003 and 2002, the net gains from interest benefits totaled $477,000, $3,291,000 and $1,519,000, respectively, which included gross gains from interest benefits of $2,255,000, $4,199,000, $1,753,000, respectively, and losses from write down of retained interest asset to fair market value of $1,778,000, $908,000, $234,000, respectively. The decrease in net gains from interest benefits in fiscal year 2004 is primarily the result of greater reductions in net gain income from marking to fair market value the increasing retained interest asset balances.

Gains (losses) from servicing and interest benefits are typically non-cash gains (losses) as Brooke Credit receives cash equal to the carrying value of the loans sold. A corresponding adjustment has been made on the Statement of Cash Flows to reconcile net income to net cash flows from operating activities. Gain-on-sale accounting requires us to make assumptions regarding prepayment speeds and credit losses for participated loans and asset-backed securities. The performances of these loans are extensively monitored, and adjustments to these assumptions will be made if necessary. Underlying assumptions used in the initial determination of future cash flows on the participation loans and asset-backed securities accounted for as sales include the following:

	Agency Loans (Adjustable Rate Stratum)	Agency Loans (Fixed-Rate Stratum)
Prepayment speed*	10%	8%
Weighted average life	142 months	75 months
Expected credit losses*	0.5%	0.21%
Discount rate*	8.5%	8.5%

*	Annual rates

The most significant impact from the sale of loan participations and asset-backed securities has been the removal of loans from Brooke Credit’s balance sheet that Brooke Credit continues to service. As of June 30, 2005 and December 31, 2004, 2003 and 2002, the balances of those off-balance sheet assets totaled $166,906,000, $138,740,000, $101,922,000 and $59,516,000, respectively. The increased level of off-balance sheet assets is primarily the result of a larger loan portfolio and the resulting sale of loan participations and asset-backed securities.

Loan Servicing Assets and Liabilities When we recognize non-cash gains for the servicing benefits of loan participation sales, we book that amount as a loan servicing asset on our balance sheet. This amount is equal to our estimate of the present value of future cash flows resulting from the servicing spread. We recognize such assets only when the income allocated to our servicing responsibilities exceeds our cost of servicing, which we typically estimate at 0.25% of the loan value being serviced. Components of the servicing asset as of June 30, 2005 were as follows (in thousands):

Estimated cash flows from loan servicing fees	$5,561
Less:
Servicing expense	(1,093)
Discount to present value	(1,789)

Carrying value of retained servicing interest in loan participations	$2,679

In connection with the recognition of non-cash losses for the servicing liabilities of loan participation sales, the present value of future cash flows were recorded as a servicing liabilities. Components of the servicing liability as of June 30, 2005 were as follows (in thousands):

Estimated cash flows from loan servicing fees	$—
Less:
Servicing expense	52
Discount to present value	(15)

Carrying value of retained servicing liability in loan participations	$37

Loan Participations-Interest-Only Strip Receivable Asset To the extent that the difference between the rate paid by Brooke Credit to participating lenders and investors and the rate received by Brooke Credit from borrowers exceeds the maximum of 1.375% allocated to the servicing benefit, Brooke Credit recognizes a non-cash asset, called an “Interest-Only Strip Receivable Asset,” on its balance sheet. This amount is equal to our estimate of the present value of future cash flows resulting from this interest spread. Components of the interest receivable asset as of June 30, 2005 were as follows (in thousands):

Estimated cash flows from loan servicing fees	$2,674
Less:
Estimated credit losses*	(119)
Discount to present value	(190)

Carrying value of interest-only strip receivable	$2,365

*	Estimated credit losses from liability on sold recourse loans with balances totaling $6,022,000 as of June 30, 2005. Credit loss estimates are based upon experience, delinquency rates, collateral adequacy, market conditions and other pertinent factors.

Securitization-Interest Receivable Asset The terms of Brooke Credit’s securitizations require the over-collateralization of the pool of loan assets that back the securities sold to investors. Brooke Credit retains ownership of the resulting subordinate interest in the loan pool and borrows money from commercial banks to fund this investment.

Additionally, Brooke Credit recognizes a non-cash gain from subordinate interest in the securitized loan pools, which is not sold to outside investors and is retained by us. Brooke Credit, therefore, retains a credit exposure in each loan pool. Brooke Credit Corporation’s subordinate interest and retained interest benefit results in a non-cash asset which is included within “Securities” on our balance sheet. As of June 30, 2005, $28,436,000 of the securities resulted from retained interest in securitizations. The fair value of these securities is comprised of the subordinate or equity interest in the securitized loan pools totaling $21,976,000 and the interest-only strip receivable, evidencing retained interest benefits, totaling $6,460,000. As of June 30, 2005, Brooke Credit had borrowed $12,739,000 from commercial banks the proceeds of which were used to fund its equity interest in the securitized loan pool.

Components of the interest receivable portion of securities as of June 30, 2005 were as follows (in thousands):

Estimated cash flows from loan servicing fees	$10,830
Less:
Estimated credit losses	(1,517)
Discount to present value	(2,853)

Carrying value of interest receivable portion of securities	$6,460

Income Before Income Taxes Brooke Credit’s income before income taxes increased $1,234,000, or 51%, to $3,663,000 in the six months ended June 30, 2005 from $2,429,000 in the six months ended June 30, 2004 because interest income increased from more loan originations and gain on sale income increased from the securitization of more notes receivable. Brooke Credit’s income before income taxes increased $101,000, or 3%, to $3,351,000 in fiscal year 2004 and increased $321,000, or 11%, to $3,250,000 in fiscal year 2003. Although total revenues increased $1,586,000, or 24%, to $8,252,000 in fiscal year 2004, income before taxes increased marginally because total expenses increased by a similar amount of $1,485,000, or 43%, to $4,901,000. Total expenses in fiscal year 2004 were significantly affected by a $576,000, or 800%, increase in interest expense due to Brooke Credit’s decision to hold more loans on its balance sheet for longer periods of time which is consistent with our plans to increase net interest revenues and to decrease the relative amount of gains on sale of note receivables. Correspondingly, gains on sale of notes receivable decreased $1,872,000, or 43%, in fiscal year 2004 to $2,448,000. The increase in net interest revenues, and the accompanying decrease in gain on sale of notes receivable, had an adverse impact on Brooke Credit’s income before taxes in fiscal year 2004, but is expected to increase Brooke Credit’s income before taxes in future years. In fiscal year 2003, gain on sale of notes receivable increased $1,558,000, or 56%, to $4,320,000 but this increase was partially offset in fiscal year 2003 by the first time assessment of a shared services fee in the amount of $1,200,000 which is carried as part of “other operating expenses.”

Loan Quality

No amounts of recourse loans and loans associated with securitizations were charged off for the six months ended June 30, 2005 or for the year ended December 31, 2004 and no such loans were delinquent 30 days or more as of June 30, 2005 or as of December 31, 2004, primarily because loan payments generally are deducted from commissions received by Brooke Franchise prior to payment of commissions to the borrower and most other creditors. We believe that credit problems on recourse and securitized loans are more likely to be identified when Brooke Franchise collects franchisees’ monthly statement account balance than by monitoring Brooke Credit’s loan delinquencies.

The terms of Brooke Credit’s securitizations (and a collateral preservation measure) require that payments on the pool of loan assets that back the securities sold to investors be paid from commissions received by Brooke Franchise prior to payment of commissions to the borrower and to most other creditors. As a result, we believe that our primary credit exposure generally results from Brooke Franchise’s collection of monthly franchisees’ statement balances rather than from loan defaults to Brooke Credit. Accordingly, Brooke Credit has not established credit loss reserves separate from the credit loss allowances made on recourse loans referenced above.

Perhaps a greater risk to Brooke Credit is the indirect exposure to credit losses that may be incurred by participating lenders and loan pool investors. Even if Brooke Credit does not bear any risk of direct credit losses, if losses by participating lenders and loan pool investors reach unacceptable levels, then Brooke Credit may not be able to sell loans in the future. Our business model requires that our franchisees have access to credit, so the inability to sell loans would have a significant adverse effect on Brooke Credit.

Insurance Brokerage Segment

Financial information for the six months ended June 30, 2005 and 2004 and for the years ended December 31, 2004, 2003 and 2002, and the percentage change between periods, relating to Brooke Brokerage and our Insurance Brokerage Segment is as follows:

	Six Months Ended June 30, 2005	2005 % Increase (Decrease) Over Same Period In 2004	Six Months Ended June 30, 2004	Year Ended December 31, 2004	2004 % Increase (Decrease) Over 2003	Year Ended December 31, 2003	2003 % Increase (Decrease) Over 2002	Year Ended December 31, 2002
	(in thousands, except percentages)
Revenues
Insurance commissions	$3,466	10%	$3,162	$6,285	12%	$5,596	117%	$2,574
Policy fee income	793	(10)	878	2,003	228	610	253	173
Insurance premiums earned	223	(17)	268	401	42	283	—	—
Interest income	102	750	12	52	(27)	71	8	66
Other income	121	33	91	353	854	37	—	—

Total revenues	4,705	7	4,411	9,094	38	6,597	135	2,813

Expenses
Commission expense	1,409	(1)	1,424	2,875	27	2,260	97	1,148
Payroll expense	1,934	12	1,720	3,314	53	2,163	238	640
Depreciation and amortization	271	78	152	254	147	103	94	53
Insurance loss and loss expense incurred	—	(100)	30	(17)	(122)	77	—	—
Other operating expenses	1,069	26	848	2,047	26	1,624	422	311

Total operating expenses	4,683	12	4,174	8,473	36	6,227	189	2,152

Income from operations	22	(91)	237	621	68	370	(44)	661

Interest expense	170	(47)	320	330	104	162	—	—

Income before income taxes	$(148)	—	$(83)	$291	40%	$208	(69)%	$661

Total assets (at period end)	$14,731	(3)	$15,258	$13,869	5	$13,254	127	$5,826

Financial data for the first six months ended June 30, 2005 and 2004 was compiled using unaudited internal revenue and expense allocations. Financial data for fiscal years 2003 and 2004 corresponds to subsidiary audited financial reports for Brooke Brokerage. Financial data for fiscal year 2002 was compiled using unaudited internal revenue and expense allocations.

Commission Revenues Insurance commissions, primarily from policies sold on a non-exclusive wholesale basis through insurance agents, increased $304,000, or 10%, to $3,466,000, in the six months ended June 30, 2005 from $3,162,000 in the six months ended June 30, 2004. Insurance commissions increased $689,000, or 12%, to $6,285,000, in fiscal year 2004 and $3,022,000, or 117%, to $5,596,000, in fiscal year 2003. Brokerage insurance commissions increased during the six months ended June 30, 2005 primarily as a result of increased profit sharing commissions. In fiscal year 2004, brokerage commissions increased primarily as a result of our acquisition of Texas All Risk General Agency and increased in fiscal year 2003 primarily as a result of our acquisition of CJD & Associates, L.L.C.

Commission expense generally increased because insurance commission income increased and insurance agents are typically paid a share of commission income. Commission expense represented approximately 41% and 45%, respectively, of Brooke Brokerage’s total insurance commission income for the six months ended June 30, 2005 and 2004. Commission expense represented approximately 46%, 40% and 45%, respectively, of Brooke Brokerage’s total insurance commission income for years ended December 31, 2004, 2003 and 2002. The increase in the rate of commission expense from 2003 to 2004 primarily results from payments to agents of a larger share of commissions by Texas All Risk General Agency.

Profit sharing commissions, or Brooke Brokerage’s share of insurance company profits paid by insurance companies on policies written by non-exclusive insurance agents, increased $233,000, or 57%, to $616,000, in the six months ended June 30, 2005 from $393,000 in the six months ended June 30, 2004 and increased $519,000, or 283%, to $703,000, in fiscal year 2004 and $126,000, or 221%, to $184,000, in fiscal year 2003. Profit sharing commissions increased during the six months ended June 30, 2005 and in fiscal year 2004 primarily because overall insurance company profits increased on policies written by Brooke Brokerage’s non-exclusive insurance agents and, particularly for fiscal year 2004, the acquisition of Texas All Risk General Agency. Profit sharing commissions represented approximately 18% and 12%, respectively, of Brooke Brokerage’s insurance commissions for the six months ended June 30, 2005 and 2004. Profit sharing commissions represented approximately 11% and 3%, respectively, of Brooke Brokerage’s insurance commissions for the years ended December 31, 2004 and 2003.

Policy fee income increased in fiscal year 2004 primarily as a result of Brooke Brokerage’s acquisition of Texas All Risk General Agency in November of 2003 and the inclusion of the income from such agency for a full year in 2004. Texas All Risk General Agency recorded policy fee income of $1,236,000 in fiscal year 2003, which approximates the amount of Brooke Brokerage’s policy fee income increase in fiscal year 2004. Policy fee income represented approximately 23% and 28%, respectively, of Brooke Brokerage’s insurance commissions for the six months ended June 30, 2005 and 2004. Policy fee income represented approximately 32%, 11% and 7%, respectively, of Brooke Brokerage’s insurance commissions for the years ended December 31, 2004, 2003 and 2002.

Net commission refund expense, or the estimated amount of Brooke Brokerage’s share of wholesale commission refunds due to policyholders resulting from future policy cancellations, increased $24,000, to $87,000, in fiscal year 2004 and increased $6,000, to $63,000, in fiscal year 2003. The net commission refund expense increased in fiscal year 2003 primarily as the result of acquiring Texas All Risk General Agency. As of June 30, 2005, and as of December 31, 2004, 2003 and 2002, Brooke Brokerage recorded corresponding total commission refund liabilities of $455,000, $455,000, $350,000 and $106,000, respectively.

Underwriting Revenues Part of Brooke Brokerage’s strategy for increasing long-term profitability is to reinsure selected hard to place and niche insurance policies placed by Brooke Brokerage with unaffiliated insurance companies to unaffiliated policyholders through The DB Group, LTD., a captive insurance company subsidiary wholly owned by Brooke Brokerage. As of June 30, 2005, Brooke Brokerage had not reinsured any policies written through The DB Group and no premium revenues were recorded by The DB Group.

Brooke Brokerage has also established DB Indemnity, LTD., a captive insurance company wholly owned by Brooke Brokerage, to insure a portion of Brooke Franchise’s professional liability exposure and to provide financial guaranty insurance for Brooke Credit. Although unlikely to have a significant effect on Brooke Brokerage’s long-term profitability, the issuance of policies through DB Indemnity to insure a portion of Brooke Franchise’s professional liability exposure is important to Brooke franchisees and the corresponding premiums are paid by Brooke franchisees. Also, the issuance of financial guaranty policies through DB Indemnity is important to Brooke Credit’s participating lender investors and the corresponding premiums are paid by Brooke Credit’s borrowers. As of June 30, 2005, DB Indemnity had financial guaranty policies in force covering principal loan balances totaling $59,671,000 and a professional liability policy covering Brooke Franchise franchisees with a policy limit of $2,000,000, which only applies after coverage of $7,000,000 provided by unaffiliated insurers is exhausted.

In the six months ended June 30, 2005, insurance premiums earned by DB Indemnity decreased primarily because fewer financial guaranty policies were issued to Brooke Credit as a result of decreased sales of loans to participating lenders. Because Brooke Credit relies more on banks lines of credit to fund lending activities, there was less demand for financial guaranty policies, which primarily cover loans sold to participating lenders. DB Indemnity’s first year of operation was 2003. DB Indemnity has not incurred any claims or loss expense since beginning operations. As of June 30, 2005 and December 31, 2004 and 2003, DB Indemnity recorded corresponding total reserves of $1,016,000, $719,000 and $135,000, respectively.

Income Before Income Taxes Brooke Brokerage’s income before income taxes decreased in the six months ended June 30, 2005 primarily because Brooke Brokerage increased payroll and other expenses in anticipation of increasing business. However, excluding increases in profit sharing commissions, insurance commissions in the six months ended June 30, 2005 did not significantly increase because premiums have decreased industry wide and because more hard-to-place policies were written by standard carriers. Income before taxes increased in 2004 primarily as the result of acquiring Texas All Risk General Agency in the fourth quarter of 2003. Income before taxes decreased in fiscal year 2003 primarily as the result of decreased revenues for CJD & Associates, L.L.C. because access to insurance companies for a niche insurance program for Home Medical Equipment dealers was interrupted.

Liquidity and Capital Resources

Our cash and cash equivalents were $14,481,000 as of June 30, 2005, a decrease of $5,280,000 from the $19,761,000 balance as of December 31, 2004 and were $13,741,000, and $7,210,000 as of December 31, 2003, and 2002, respectively. During the six months ended June 30, 2005, net cash of $5,667,000 was used by operating activities which primarily resulted from an $18,463,000 increase in notes receivable resulting from new loan originations. Net cash of $2,638,000 was used by investing activities which primarily resulted from a $9,043,000 purchase of securities related to securitization of notes receivable. Net cash of $3,025,000 was provided by financing activities.

Our cash and cash equivalents increased a total of $6,020,000 from December 31, 2003 to December 31, 2004. During 2004, net cash of $5,281,000 was used in operating activities. Cash of $33,834,000 was used to fund an increase in notes receivable and cash of $24,092,000 was provided by an increase in line of credit loans resulting in $9,742,000 in increased notes receivable balances that were not funded by line of credit balances. This increase in notes receivable balances is the primary reason for our negative operating cash flow. Net cash of $9,331,000 was provided by investing activities. A large net cash inflow resulted from business, primarily insurance agency, inventory transactions as cash proceeds of $29,951,000 from sales of business inventory exceeded cash payments of $18,866,000 for purchases of business inventory primarily because cash payments for part of the business purchase prices were deferred. A cash inflow also resulted from the sale of subsidiaries and business assets, primarily auto insurance agencies, as cash proceeds of $12,977,000 from the sale of these assets exceeded corresponding cash purchases of $8,215,000. A cash outflow of $4,882,000 resulted from our purchase of securities related to our loan securitizations in 2004. Net cash of $1,970,000 was provided by financing activities with $19,785,000 of cash provided by loan proceeds from long-term debt and $10,591,000 of cash used to make payments on long term debt.

Our cash and cash equivalents increased a total of $6,531,000 from December 31, 2002 to December 31, 2003. During 2003, net cash of $3,047,000 was used in operating activities. Cash of $9,972,000 was used to fund an increase in notes receivable which is the primary reason for our negative operating cash flow. Cash of $3,509,000 was provided by an accounts receivable decrease which primarily resulted from increased loan balances to franchisees for payment of franchisee statement balances. Cash of $3,097,000 was provided by an increase in accounts and expenses payable which primarily resulted from a $2,739,000 increase in premiums due to insurance companies. Net cash of $4,123,000 was used to fund investing activities. A large net cash inflow resulted from business, primarily insurance agency, inventory transactions as cash proceeds of $17,315,000 from sales of business inventory exceeded cash payments of $10,014,000 for purchases of business inventory primarily because cash payments for part of the business purchase prices were deferred. A cash outflow of $8,516,000 resulted from our purchase of securities related to our loan securitizations in 2003. Net cash of $13,701,000 was provided by financing activities with $14,176,000 of cash provided by loan proceeds on long-term debt and $2,000,000 of cash provided by loan proceeds on short term line of credit borrowings.

Our current ratios (current assets to current liabilities) were 1.44 and 1.49, respectively, as of June 30, 2005 and December 31, 2004 and were 1.83 and 1.46 as of December 31, 2003, and 2002, respectively. The decrease in our current ratio from 2003 to 2004 was primarily due to an increase in short term debt and current maturities of long term debt from deferred payments to sellers on acquired business inventory. The increase in our current ratio from 2002 to 2003 is primarily due to an increase in securities related to our loan securitizations in 2003, the purchase of which was primarily financed with long-term debt. Our current ratio and cash balances will be adversely affected if business inventory increases, seller loan balances are prepaid, or additional notes are retained in our portfolio.

Our “Other Assets” account balances totaled $8,986,000, $8,719,000, $6,083,000, and $3,963,000 as of June 30, 2005 and as of December 31, 2004, 2003, and 2002, respectively and are comprised primarily of intangible accounts such as excess of cost over fair value of net assets and servicing assets. If our total assets are adjusted to exclude Other Assets, then our total liabilities exceeded our total adjusted assets by $1,383,000, $304,000, and $922,000 on December 31, 2004, 2003, and 2002, respectively, and total adjusted assets exceeded total liabilities by $1,271,000 as of June 30, 2005. Future acquisitions by us will likely increase the Other Assets account balances and will likely result in total liabilities exceeding adjusted total assets in future periods. Our “Investment in Businesses” account balances of $1,776,000, $1,022,000, $367,000, and $403,000 as of June 30, 2005 and as of December 31, 2004, 2003, and 2002, respectively, represent the cost, or market value if lower, of businesses, primarily insurance agencies, held in inventory for resale to franchisees. Although intangible, business inventory is not included in “Other Assets.” We believe that business inventory assets differ from other intangible assets, because business inventory is typically held for less than one year and has a recently demonstrated value.

Brooke Corporation As a holding company, Brooke Corporation’s primary sources of revenues are derived from its operating subsidiaries from administrative services fees, income tax sharing arrangements and dividends. We believe that these sources of revenues are sufficient to fund Brooke Corporation’s normal operations and pay its corporate expenses, income taxes and dividends. Brooke Corporation may issue additional debt or equity in fiscal year 2005 to support the projected growth of its operating subsidiaries. In fiscal year 2004, Brooke Corporation issued long-term debt to fund an equity contribution of $8,500,000 to Brooke Credit. Brooke Corporation expects to make additional equity contributions to Brooke Credit totaling approximately $15,000,000 to $20,000,000, of which $5,000,000 is expected to be contributed in connection with this offering. Additionally, Brooke Corporation expects to use proceeds from this offering to make additional equity contributions to Brooke Franchise totaling approximately $5,000,000.

The growth of our franchise network largely determines our future capital needs. Other than the subsidiary equity contributions made with the proceeds of this offering (as noted above), based on current trends and our expectations, Brooke Corporation does not currently need to provide additional capital to its subsidiaries in fiscal year 2005. We expect that all other subsidiary capital requirements will be met by the operating, investing and financing activities of the individual subsidiaries. The sources and needs for capital of the individual subsidiaries are more fully explained below. Cash generated from operations is not compiled by us on an interim basis by business segment and, as a result, is not discussed below for the six months ended June 30, 2005.

Brooke Franchise Our franchise subsidiary typically generates sufficient cash from its operating and investing activities to satisfy its normal capital needs, including the funding of its business inventory and franchise statement balances. However, to generate sufficient cash to meet its capital needs, Brooke Franchise is largely dependent on the recruitment of additional franchisees and on the availability of loans for these new franchisees from Brooke Credit. Cash of $2,978,000 and $7,598,000, respectively, was generated from franchise operating activities in fiscal years 2004 and 2003. Additional cash of $15,847,000 and $5,255,000, respectively, was generated from the purchase and sale of subsidiaries, business assets and inventory in fiscal years 2004 and 2003. We expect to make a capital contribution of approximately $5,000,000 to Brooke Franchise to improve Brooke Franchise’s financial strength.

Brooke Credit Our finance subsidiary’s lending activities have been funded primarily through loan participation sales, asset-backed securitizations and bank lines of credit. Most of Brooke Credit’s loans are made to franchisees of Brooke Franchise. Brooke Credit’s operating activities used cash of $7,789,000 and $13,210,000, respectively, in fiscal years 2004 and 2003 primarily as a result of funding its growing loan portfolio. Brooke Credit expects its loan portfolio to continue increasing in 2005. To fund this anticipated loan growth, additional Brooke Credit equity is likely required to: improve capital to asset ratios, fund overcollateralization of bank lines of credit and capitalize special purpose entities for securitizations. The capital and loan funding needs of Brooke Credit and, indirectly, the capital needs of Brooke Franchise, are met through the sources discussed below.

Brooke Credit-Loan Participations In recent years, Brooke Credit has relied less on loan participation sales as a source of loan funding. Nevertheless, sale of loan participation interests remains an essential source of funding. Loan participation balances increased $44,925,000, $52,218,000 and $45,963,000, respectively, in the six months ended June 30, 2005 and in fiscal years 2004 and 2003. Brooke Credit expects to continue selling similar amounts of loan participations to its lender network during the remainder of 2005.

Brooke Credit-Asset Securitizations In recent years, Brooke Credit has relied on securitizations to fund an increasing share of its loan portfolio. Asset-backed securities totaling $32,000,000, $20,000,000 and $31,850,000, respectively, were issued in the six months ended June 30, 2005 and in fiscal years 2004 and 2003. Based on Brooke Credit’s experience in recent years, it believes that it can sell the asset-backed securities that it expects to issue during the remainder of 2005. However, if the market for these securities is such that it cannot, then Brooke Credit believes that the funding shortfall can be partially offset with the sale of more loan participations through its lender network and with increased borrowing from its bank lines of credit.

Brooke Credit-Bank Debt As part of Brooke Credit’s securitization activities, it regularly invests in subordinate securities and funds these purchases largely with bank debt. Subordinate securities totaling $4,882,000 and $8,516,000, respectively, were acquired in fiscal years 2004 and 2003 and corresponding bank debts of $3,750,000 and $5,500,000, respectively, were incurred in fiscal years 2004 and 2003. Brooke Credit expects to incur additional bank debt in 2005 to acquire subordinate securities in amounts dependent on the level of securitizations undertaken in 2005. In the six months ended June 30, 2005, Brooke Credit acquired $9,043,000 in subordinate securities and incurred corresponding bank debt of $6,740,000.

Brooke Credit-Bank Lines of Credit A primary Brooke Credit objective is to increase interest income by holding more loans for longer periods of time prior to their sale as loan participations or asset-backed securities. Brooke Credit has secured two bank lines of credit with combined limits of $54,000,000 for the purpose of funding these loans until sold. Although we may decide to increase our existing bank lines of credit, at the expected levels of loan participation sales, securitizations and bank debt, the existing bank lines of credit limits currently appear sufficient for 2005.

Brooke Brokerage Brooke Brokerage generated $1,586,000 and $2,287,000, respectively, in cash from operating activities in fiscal years 2004 and 2003. Brooke Brokerage does not expect to need any additional capital in 2005.

Subject to the above uncertainties, we believe that our existing cash, cash equivalents and funds generated from operating, investing and financing activities will be sufficient to satisfy our normal financial needs. Additionally, we believe that funds generated from future operating, investing and financing activities will be sufficient to satisfy our future financing needs, including the required annual principal payments of our long-term debt and any future tax liabilities.

Capital Commitments

The following summarizes our contractual obligations as of June 30, 2005 and the effect those obligations are expected to have on our liquidity and cash flow in future periods:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	(in thousands)
Short-term borrowings	$35,612	$35,612	—	—	—
Long-term debt	55,004	14,378	$24,171	$10,304	$6,151
Interest payments*	11,124	4,661	4,322	1,655	486
Operating leases (facilities)	7,046	2,135	3,834	999	78
Capital leases (facilities)	630	75	165	185	205
Other contractual commitments**	5,190	1,599	3,591	—	—

Total	$114,606	$58,460	$36,083	$13,143	$6,920

*	Includes interest on short-term and long-term borrowings. For additional information on the debt associated with these interest payments see footnote numbers 4, 5 and 6 to our unaudited consolidated financial statements for the six months ended June 30, 2005 and 2004.
**	Projected future purchase price payments due to the sellers of CJD & Associates, L.L.C. and Texas All Risk that are contingent on future revenues. For additional information, see footnote number 12 to our unaudited consolidated financial statements for the six months ended June 30, 2005 and 2004.

Our principal capital commitments consist of bank lines of credit, term loans, secured bonds, deferred payments to business sellers and obligations under leases for our facilities. We have entered into enforceable, legally binding agreements that specify all significant terms with respect to the contractual commitment amounts in the table above.

Critical Accounting Policies

Our established accounting policies are summarized in footnote numbers 1 and 2 to our consolidated financial statements for the six months ended June 30, 2005 and 2004 and for the years ended December 31, 2004, 2003 and 2002. As part of our oversight responsibilities, we continually evaluate the propriety of our accounting methods as new events occur. We believe that our policies are applied in a manner that is intended to provide the user of our financial statements with a current, accurate and complete presentation of information in accordance with Generally Accepted Accounting Principles.

We believe that the following accounting policies are critical. These accounting policies are more fully explained in the referenced footnote number 1 to our consolidated financial statements.

The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of our assets, liabilities, revenues and expenses. The following discussions summarize how we identify critical accounting estimates, the historical accuracy of these estimates, sensitivity to changes in key assumptions, and the likelihood of changes in the future. The following discussions also indicate the uncertainties in applying these critical accounting estimates and the related variability that is likely to result during the remainder of 2005.

Franchisees’ Share of Undistributed Commissions We are obligated to pay franchisees a share of all commissions we receive. Prior to allocation of commissions to a specific policy, we cannot identify the policy owner and do not know the corresponding share (percentage) of commissions to be paid. We estimate the franchisee’s share of commissions to determine the approximate amount of undistributed commissions that we owe to franchisees.

An estimate of franchisees’ share of undistributed commissions is made based on historical rates of commission payout, management’s experience and the trends in actual and forecasted commission payout rates. Although commission payout rates will vary, particularly if use of service/sales centers increases significantly, we do not expect significant variances from year to year. We regularly analyze and, if necessary, immediately change the estimated commission payout rates based on the actual average commission payout rates. The commission payout rate used in 2005 to estimate franchisees’ share of undistributed commissions was 80% and the actual average 2005 commission payout rate to franchisees (net of profit sharing commissions) was 85% for the six months ended June 30, 2005. We believe that these estimates will not change substantially during the remainder of 2005.

Allowance for Doubtful Accounts Our allowance for doubtful accounts is comprised primarily of allowance for estimated losses related to franchise statement balances. The following franchise statement balances are as of settlement with franchisees after the corresponding commission month. Franchise statement losses are estimated by analyzing: all franchise advances that had not been re-paid within the previous four months; total franchise statement balances; historical loss rates; loss rate trends; potential for recoveries; and, management’s experience. Loss rates will vary and significant growth in our franchise network could accelerate those variances. The effect of any such variances can be significant. The estimated allowance for doubtful accounts was $1,076,000 and $575,000 as of June 30, 2005 and December 31, 2004, respectively. The estimated allowance as of June 30, 2005 was approximately 73% of the actual amount of franchise statement losses for the six months ended June 30, 2005, approximately 41% of the actual total franchise statement balances as of June 30, 2005, and approximately 60% of the actual franchise advances that had not been re-paid during the four-month period ending June 30, 2005. We believe that this estimate will not increase during the remainder of 2005 because of the significant increase in the Allowance for Doubtful Accounts during the six months ended June 30, 2005. The estimated allowance for doubtful accounts as of December 31, 2004 was $575,000. The estimated allowance was approximately 49% of the actual amount of franchise statement losses in 2004, approximately 26% of the actual total franchise statement balances as of December 31, 2004, and approximately 36% of the actual franchise advances that had not been re-paid during the four-month period ending December 31, 2004.

Unearned Initial Franchise Fees for Buyer Assistance Plans The initial franchise fees that we collect are typically allocated between basic services (for access to our trade-name, suppliers and business model) and buyer assistance plans (for consulting tasks such as inspection reports, operations analysis and marketing plan development). The initial franchise fees allocated to buyers assistance plan services are recognized as revenues when the individual consulting task is completed which requires that we estimate how much of the initial franchise fees for buyers assistance plan services are attributable to each consulting task. To make these estimates we analyze: the time required to complete the task; the level of expertise required to complete the task; the value of the task to the franchisee; and, management’s experience. Although the amounts of the initial franchise fees allocated are sometimes significant, the effect of variances on our results have not been significant, because most of the consulting tasks are completed prior to payment of the initial franchise fees at closing and all remaining consulting tasks are completed by the end of the four-month term of the buyers assistance plan consulting agreement. We believe that these estimates will not change substantially during the remainder of 2005.

Discount, Prepayment and Credit Loss Rates Used to Record Loan Participation Sales and Asset-Backed Securities Sales We regularly sell the loans that we originate to banks and finance companies. Accounting for the sale of loan participations and loan securitizations and the subsequent tests for impairment are summarized in footnote 2 to our consolidated financial statements.

Loan participations and loan securitizations represent the transfer of notes receivable, by sale, to “participating” lenders or special purpose entities. The fair value of retained interests and servicing assets resulting from the transferred loans are recorded in accordance with the criteria established by FAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” We typically estimate fair value based on the present value of future expected cash flows which requires us to make assumptions about credit losses, prepayment speed and discount rates. Most of our loans are adjustable rate loans on which in 2005 we assumed credit losses of 0.5% each year, prepayment speeds of 10% each year and a discount rate of 8.5%. These assumptions are made based on historical comparisons, management’s experience and the trends in actual and forecasted portfolio prepayment speeds, portfolio credit losses and market interest rates. Although we regularly analyze the accuracy of our assumptions of prepayment speeds, credit losses and discount rate and make changes when necessary, we believe that changes are unlikely during the remainder of 2005. As of December 31, 2004, we tested retained interests for impairment and the resulting analysis of prepayment speeds and credit losses for the various loan pools indicated that our assumptions were historically accurate. The effect of variances can be significant and the impact of changes in these estimates is more specifically described in footnote 2 to our consolidated financial statements.

Amortization and Useful Lives We acquire insurance agencies and other businesses that we intend to hold for more than one year. We record these acquisitions as Amortizable Intangible Assets. Accounting for Amortizable Intangible Assets, and the subsequent tests for impairment are summarized in footnote 1(g). The rates of amortization of Amortizable Intangible Assets are based on our estimate of the useful lives of the renewal rights of customer and insurance contracts purchased. We estimate the useful lives of these assets based on: historical renewal rights information; management’s experience; industry standards; and, trends in actual and forecasted commission payout rates. The rates of amortization are calculated on an accelerated method (150% declining balance) based on a 15-year life. As of December 31, 2004, we tested amortizable intangible assets for impairment and the resulting analysis indicated that our assumptions were historically accurate and that the useful lives of these assets exceeded the amortization rate. The amortizable intangible assets have a relatively stable life and, unless unforeseen circumstances occur, the life is not expected to change in the future. Because of the relatively large remaining asset balance, changes in our estimates could significantly impact our results. We believe that these estimates will not change during the remainder of 2005.

The rates of amortization of Servicing Assets are based on our estimate of repayment rates, and the resulting estimated maturity dates, of the loans that we service. Loan repayment rates are determined using assumptions about credit losses, prepayment speed and discount rates as outlined in the above discussion about the fair values of servicing assets. As of December 31, 2004, an analysis of prepayments speeds and credit losses indicated that our assumptions were historically accurate and the maturity date estimates were reasonable. Although significant changes in estimates are not expected, because of the relatively large remaining asset balance, changes in our estimates that significantly shorten the estimated maturity dates could significantly impact our results. We believe that these estimates will not change during the remainder of 2005.

Loan Origination Expenses Brooke Credit typically sells loans soon after origination and retains responsibility for loan servicing. However, most of Brooke Credit’s operating expenses are associated with loan origination. We analyze our lending activities to estimate how much of Brooke Credit’s operating expenses should be allocated to loan origination activities and, therefore, matched, or offset, with the corresponding loan origination fees collected from borrowers at loan closing. The estimated allocations of payroll and operating expenses to loan origination activities are based on: management’s observations and experience; job descriptions and other employment records; and, payroll records. Although not expected, significant changes in our estimation of expense allocations could significantly impact our results because loan fees amounts are significant to us. We believe that this estimate will increase during the remainder of 2005 primarily as a result of our growing loan origination activity.

Revenue Recognition Policies Revenue recognition is summarized in footnote 1(e) to our consolidated financial statements.

With respect to the previously described critical accounting policies, we believe that the application of judgments and assumptions is consistently applied and produces financial information which fairly depicts the results of operations for all years presented.

Off Balance Sheet Arrangements

As part of our ongoing operations, we make loans to franchisees and others to fund purchases or start ups of insurance agencies or funeral homes or ongoing working capital needs. We engage in the sale of loan participation interests in individual loans to banks and finance companies and the securitization of pools of insurance agency loans. These typically meet the requirements of true sales as outlined in FAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities.” The sale of loan participations and loan securitizations has resulted in the removal of a significant amount of loans from our balance sheet. The loan sales enable us to:

•	reduce our capital investment in our financing subsidiary;

•	reduce credit risk by removing loans from the balance sheet;

•	recognize gains on sales of loans; and

•	fund additional loans.

Even when loans are removed from the balance sheet, however, some risk is retained with respect to those loans that are sold with full recourse and the over-collateralized portion of securitized loan pools. See “Retained Securities” and “Loans Sold with Recourse,” below. Credit losses associated with recourse notes, retained interest held in securities and retained servicing obligations in excess of management’s assumptions could materially and adversely affect our operations and financial condition. However, based upon the historical performance of our loan portfolio, management believes that such a material adverse impact is unlikely.

Loan Sales and Securitizations When the sale of a loan is classified as a true sale, gains or losses are recognized, loans are removed from the balance sheet and residual assets, representing the present value of future cash flows from the interest and servicing spread, are recorded. Future cash flows are reduced by the amount of estimated credit losses and notes receivable prepayments, based on management’s assumptions and estimates.

The following table reports for each of the four securitizations in which we have been involved during the six months ended June 30, 2005 and fiscal years 2004 and 2003: (1) the amount of loans sold to a qualifying special purpose entity, (2) the amount of asset-backed securities issued as a part of the securitization, (3) the fair value of the difference between loans sold and securities issued to accredited investors and the fair value of the interest receivable retained recorded as a security for the six months ended June 30, 2005, (4) the portion of the security comprised of retained interest, and (5) the portion of the security comprised of retained equity in the special purchase entity.

Securitization Table

	Loans Sold	Asset-Backed Securities Issued	Servicing Income	Fair Value	Retained Interest	Retained Equity
April 2003	$15,825,000	$13,350,000	$4,000	$3,423,000	$391,000	$3,032,000
November 2003	23,526,000	18,500,000	6,000	6,807,000	836,000	5,971,000
June 2004	24,832,000	20,000,000	6,000	5,732,000	1,757,000	3,975,000
March 2005	40,993,000	32,000,000	11,000	12,474,000	3,476,000	8,998,000

As of June 30, 2005 and December 31, 2004, we had transferred assets with balances totaling $166,906,000 and $138,740,000, respectively, that were accounted for as true sales. Transferred assets resulted in pre-tax gains for the six months ended June 30, 2005 and 2004 of $2,891,000 and $1,948,000, respectively. As of December 31, 2004, 2003 and 2002, we had transferred assets with balances totaling $138,740,000, $101,922,000 and $59,516,000, respectively, that were accounted for as true sales. Transferred assets resulted in pre-tax gains for the years ended December 31, 2004, 2003 and 2002 of $2,475,000, $4,368,000 and $2,762,000, respectively. Purchasers of these notes receivable obtained full control over the transferred assets (i.e. notes receivables) and obtained the right, free of conditions that constrain it from taking advantage of that right, to pledge or exchange the notes receivables. Furthermore, the agreements to transfer assets do not entitle, or obligate, us to repurchase or redeem the notes receivable before their maturity except in the event of an uncured breach of a representation or warranty.

Servicing and Retained Interest Assets When we sell loan participations, we generally retain servicing income and recognize non-cash gains for the servicing benefits related to the loan sale. In recognizing such gains, we book a loan servicing asset on our balance sheet equal to our estimate of the present value of future cash flows resulting from the servicing spread. We recognize such assets only when the income allocated to our servicing responsibilities exceeds our cost of servicing, which we typically estimate at 0.25% of the loan value being serviced. On loan participations, we are typically paid annual servicing fees ranging from 0.25% to 1.375% of the outstanding loan balance. On loan securitizations, we are typically paid annual servicing fees ranging from 0.10% to 0.25% of the outstanding securitized loan balances. When the annual service fees paid to us are less than the minimum cost of servicing, which is estimated at 0.25% of the outstanding balance, a servicing liability is recorded.

To the extent that the difference between the rate paid by Brooke Credit to participating lenders and investors and the rate received by Brooke Credit from borrowers exceeds the maximum of 1.375% allocated to the servicing benefit, Brooke Credit recognizes a non-cash asset, called an “Interest Receivable Asset,” on its balance sheet. This amount is equal to our estimate of the present value of future cash flows resulting from this interest spread. With respect to sale of loan participations, our right to interest income is not subordinate to the purchaser’s interests and we share interest income with purchasers on a pro rata basis. Although not subordinate to the purchaser’s interests, our retained interest is subject to credit and prepayment risks on the transferred assets. On loan participations sold with recourse, our retained interest is subject to credit risk on the transferred assets.

As of June 30, 2005 and December 31, 2004 and 2003, we recorded the value of the servicing asset at $2,679,000, $2,909,000 and $1,723,000, respectively, and the value of the servicing liability at $37,000, $39,000 and $46,000, respectively. As of June 30, 2005 and December 31, 2004 and 2003, we recorded the fair value of retained interest at $8,825,000, $5,893,000 and $5,212,000, respectively, with $2,365,000, $2,484,000 and $3,120,000, respectively, listed as Interest-Only Strip Receivable on our balance sheet, and $6,460,000, $3,409,000 and $2,092,000, respectively, in retained interest carried in our securities.

Components of the loan servicing asset, servicing liability, interest receivable asset relating to loan participation sales as of June 30, 2005 were as follows (in thousands):

	Servicing Asset	Servicing Liability	Interest Receivable Asset
Estimated cash flows from loan servicing fees/interest income	$5,561	$—	$2,674
Less:
Servicing expense	(1,093)	52	—
Estimated credit losses*	—	—	(119)
Discount to present value	(1,789)	(15)	(190)

Carrying value	$2,679	$37	$2,365

*	Estimated credit losses from liability on sold recourse loans with balances totaling $6,022,000 as of June 30, 2005. Credit loss estimates are based upon experience, delinquency rates, collateral adequacy, market conditions and other pertinent factors.

Retained Securities The terms of Brooke Credit’s securitizations require the over-collateralization of the pool of loan assets that back the securities sold to investors. Brooke Credit retains ownership of the resulting subordinate interest in the loan pool and borrows money from commercial banks to fund this investment. As such, our retained interest is subject to credit and prepayment risks on the transferred assets. As of June 30, 2005, Brooke Credit had subordinate investment interest in loan pools totaling $21,976,000, part of which is the carrying value of our retained interest in asset-backed securities, and had borrowed $12,739,000 as of June 30, 2005 from commercial banks to fund this investment.

In connection with the recognition of non-cash gains for the interest benefits of asset-backed securities sales, the present value of future cash flows were recorded as an interest receivable asset and included on the balance sheet as part of the investment securities balance. Components of the interest receivable asset as of June 30, 2005 were as follows (in thousands):

Estimated cash flows from interest income	$10,830
Less:
Estimated credit losses	(1,517)
Discount to present value	(2,853)

Carrying Value of Retained Interest in Asset-Backed Securities	$6,460

We annually evaluate and measure the retained interest and servicing assets for potential impairment. Impairment testing involves comparing our current discounted value of future interest and servicing revenue with our carrying value for the retained interest and servicing assets (using a constant set of assumptions). If our current discounted value is less than our carrying value, we recognize an impairment equal to the difference in value. No impairment was recognized in the fiscal years ended December 31, 2004, 2003 and 2002.

In addition, we conduct sensitivity analysis to evaluate the potential impact of a 10% to 20% change in the key economic assumptions used in valuing our retained interest and servicing assets. These key economic assumptions include prepayment speed, expected credit losses and discount rate. As of June 30, 2005, an increase in these key economic assumptions by 10% to 20% generally results in decreases of 1% to 6% in the value of the retained interest and servicing assets. More drastic changes to economic and market conditions than those we have modeled would likely lead to greater diminution in the value of the retained interest and servicing assets.

Loans Sold With Recourse The business and real estate loans on our balance sheet as of June 30, 2005, December 31, 2004 and 2003, which were equal to $6,022,000, $3,733,000 and $14,131,000, respectively, were sold to various participating lenders with recourse to Brooke Credit Corporation. Such recourse is limited to the amount of actual principal and interest loss incurred and any such loss is not due for payment to the participating lender until such time as all collateral is liquidated, all actions against the borrower are completed and all liquidation proceeds applied. However, participating lenders may be entitled to periodic advances from Brooke Credit Corporation against liquidation proceeds in the amount of regular loan payments. At June 30, 2005, all such recourse loans: a) had no balances more than 60 days past due; b) had adequate collateral; and c) were not in default.

Market Conditions and Strategies Affecting Sale and Securitization Transactions Our lending operations depend on our ability to sell either loan participation interests or securities backed by our originated loans to banks and finance companies. We believe that our relationships with participating lenders and loan pool investors have been good, that investor interest in our loans has been strong, and that we will continue to have available purchasers of our loan participation interests and asset-backed securities. Several factors, however, will affect our ability to sell participation interests in our loans and to complete securitizations, including:

•	conditions in the securities markets, generally;

•	conditions in the asset-backed securities markets;

•	changes in interest rates and their impact on credit losses and prepayment speed;

•	the credit quality and performance of our financial instruments and loans;

•	our ability to adequately service our financial instruments and loans; and

•	the absence of any material downgrading or withdrawal of ratings given to securities previously issued in our securitizations.

One of our goals is to fund an increasing number of originated loans through our line of credit with DZ Bank, leading up to the time of loan securitizations. To do so, our debt is expected to increase. The increase in our debt may cause our network of participating lenders to become uncomfortable and, as a result, we may not be able to sell participation interests in loans we originate on terms acceptable to us or at all. Such result would have a material adverse effect on our operations and prospects for growth. Accordingly, we are cautiously monitoring our increased debt totals resulting from DZ Bank funding activities and the comfort of the network of participating lenders and will modify our method of funding practices as needed to maintain a significant network of purchasers of loans.

A material change in any of the foregoing economic and market conditions would likely have a material adverse effect on our ability to pursue sales of our loan participations or loan securitizations. In addition, such changes in economic and market conditions could lead to an impairment in the value of our retained interest and servicing assets. Either the loss of our loan sale markets or an impairment in the retained interest and servicing assets could, in turn, have a material adverse effect on our results of operations and financial condition.

In the event of such material change in economic and market conditions, we would likely examine a range of strategic options, including evaluating: our current capital structure; the availability of credit sources in addition to the loan participation and loan securitization markets; a possible reduction in the expansion of our franchise network; a possible curtailment in our lending operations; and an examination of our internal cost and operating structure. We would make no such change prior to thoroughly evaluating our alternatives and market conditions. While our management cannot predict market conditions or the reactions of participating lenders to changes in market conditions or our strategies, we are unaware of any trends or uncertainties that are reasonably likely to materially reduce our ability to sell loans and remove them from our balance sheet under current accounting rules, or any need to consider any such strategic options at this time.

Proposed Accounting Changes The Financial Accounting Standards Board has indicated its intention to reissue the exposure draft, “Qualifying Special Purpose Entities and Isolation of Transferred Assets, an Amendment of FASB Statement No. 140,” during the third quarter of calendar year 2005. The purpose of the proposal is to provide more specific guidance on the accounting for transfers of financial assets to a qualified special purpose entity. Provisions in the first exposure draft, as well as tentative decisions reached by the Board during its deliberations, may require the Company to consolidate its current qualified special purpose entities. The provisions of the exposure draft are subject to FASB due process and are subject to change. We will continue to monitor the status of the exposure draft, and consider changes, if any, to current structures as a result of the proposed rule.

Recently Issued Accounting Pronouncements

See footnote number 18 to our consolidated financial statements for a discussion of the effects of the adoption of new accounting standards.

Related Party Transactions

See footnote number 11 to our consolidated financial statements for information about related party transactions.

Impact of Inflation and General Economic Conditions

Although inflation has not had a material adverse effect on our financial condition or results of operations, increases in the inflation rate are generally associated with increased interest rates. A significant and sustained increase in interest rates could adversely affect our franchisees’ ability to repay the variable rate loans that we have made to them and thereby adversely affect our profitability. Such an interest rate increase could also adversely affect our profitability by increasing our interest expenses and other operating expenses.

A significant change in the credit markets could also have an adverse impact on our operations. Our lending operations depend on our ability to sell either loan participation interests or securities backed by our insurance agency loans to banks and finance companies. Several factors will affect our ability to sell participation interests in our loans and to complete securitizations, including:

•	conditions in the securities markets, generally;

•	conditions in the asset-backed securities markets;

•	changes in interest rates and their impact on credit losses and prepayment speed;

•	the credit quality and performance of our financial instruments and loans;

•	our ability to adequately service our financial instruments and loans; and

•	the absence of any material downgrading or withdrawal of ratings given to securities previously issued in our securitizations.

A significant change in interest rates or in the willingness to extend credit could have a significant and adverse impact on our ability to make loans and, by extension, to continue expanding our agency network.

A significant change in interest rates could also affect the cash flows associated with our servicing assets and liabilities; our retained interest assets related to our loan participation and securitization sales; and the value of our investment in the subordinate interests in our securitizations. We make certain assumptions about the rate of prepayment by our borrowers and the credit losses of our loan portfolio. In the event of a sudden increase in interest rates, it is reasonable to expect that credit losses would increase, as our borrowers found it increasingly costly to make their interest payments. Our assumptions about the prepayment rates on loans could also be subject to change in the event of a sudden increase or decrease in interest rates.

Our business is also dependent on the cyclical pricing of property and casualty insurance, which may adversely affect our franchisees’ performance and, thus, our financial performance. Our franchisees primarily derive their revenues from commissions paid by insurance companies, which commissions are based largely on the level of premiums charged by such insurance companies. In turn, we earn fees from our franchisees based upon the commissions earned by our franchisees. Because these premium rates are cyclical, our financial performance is dependent, in part, on the fluctuations in insurance pricing. Although the current insurance market generally may be characterized as “soft,” with a flattening or decreasing of premiums in most lines of insurance, it is likely that insurance pricing will decrease further in the future, subjecting us to lower commissions on the insurance placed by our franchisees.

A steep decline in insurance pricing could have a significant and adverse impact on our franchisees, because the commissions that they earn would likely decrease along with insurance pricing. That adverse impact would likely reduce our share of our franchisees’ insurance commissions and could also hurt our franchisees’ ability to make timely payment of principal and interest on our loans.

A general decline in economic activity in the United States or in one of the states or geographic regions in which we operate, such as California, Texas, the Southwest, the Midwest or the Southeast, could also affect our results and financial condition. An adverse change in economic activity could reduce the ability of individuals and small businesses—the key customers for our franchisees—to purchase insurance and other financial services. In such event, the revenue growth rate of our franchisees could flatten or decline, in turn reducing our revenues and hurting our franchisees’ ability to make timely interest and principal payments on their loans.

All other schedules have been omitted because they are either inapplicable or the required information has been provided in the consolidated financial statements or the notes thereto.

Quantitative and Qualitative Disclosures About Market Risk

We originate loans which will generally be sold to funding institutions as participation interests or to accredited investors as asset-backed securities. The substantial majority of the loans are adjustable-rate loans based on a prime rate plus a margin and interest rate changes will impact their value, and may impact credit losses and prepayments associated with the loans. A significant rise in interest rates may result in an increase in credit losses. A significant decrease in interest rates may result in an increase in prepayment speed as borrowers refinance their loans at lower interest rates.

When interest rates on our loan assets do not adjust at the same rates as our liabilities associated with those assets, our earnings are subject to risk. Interest rate risk associated with loan assets and funding liabilities prior to the sale of the loans is minimized by the fact that loans are generally held for less than one year. We further manage interest rate risk on loan assets and liabilities remaining after the sale of the loans by matching our cost of funds with the rate structure of the underlying loans. We apply interest rates on those assets and liabilities that float at a spread above the prime rate, so that, when interest rates on the assets adjust, the interest rates on the liabilities adjust correspondingly.

When loans are sold, and the sale of participation interests or asset-backed securities is classified as a true sale, we record a gain on sale for the interest benefit based on a present value calculation of future cash flows of the underlying loans, net of prepayment and credit loss assumptions. When the sale of a loan participation interest is accounted for as a true sale, we retain servicing responsibilities for which we receive annual servicing fees based on a percentage of the outstanding balance. The gain or loss associated with loan servicing is determined based on present value calculations of future cash flows from the servicing the underlying loans, net of prepayment assumptions. The present value calculations of future cash flows of underlying loans and future cash flows from the servicing of underlying loans are based in part on management’s estimates of discount rates. Underlying loans with adjustable interest rates are evaluated separately from loans with fixed interest rates. A significant rise in interest rates could result in the impairment of retained interest and servicing assets and adversely affect the Company’s financial condition and results of operation. Impairment is evaluated and measured annually. No impairment was recognized in the years ended December 31, 2004, 2003, and 2002. We continuously monitor market conditions, interest rate changes and market comparables, evaluate the propriety of the discount rate utilized in our assumptions, and assess interest rate sensitivity as an indication of interest rate risk.

As of June 30, 2005, key economic assumptions used in measuring the retained interests and servicing assets when loans were sold or securitized during the year were as follows (rates per annum):

	Business Loans (Adjustable Rate Stratum)*	Business Loans (Fixed-Rate Stratum)
Prepayment speed	10%	8%
Weighted average life (months)	142	75
Expected credit losses	0.5%	0.21%
Discount rate	8.5	8.5%

*	Rates for these loans are adjusted based on an index (for most loans, the New York prime rate plus 3.50%). Contract terms vary but, for most loans, the rate is adjusted annually on December 31st. Beginning in the third quarter of 2004, contract terms on new loans are adjusted monthly or daily to an index.

As of June 30, 2005, assumptions relating to discount rate and the sensitivity of the current fair value of residual cash flows to immediate 10% and 20% adverse changes in those assumptions are as follows:

	Business Loans (Adjustable Rate Stratum)*	Business Loans (Fixed-Rate Stratum)
	(in thousands)
Discount rate (annual)	8.5%	8.5%
Impact on fair value of 10% adverse change	$(300)	$(2)
Impact on fair value of 20% adverse change	(570)	(3)

These sensitivities are hypothetical and should be used with caution. The effect of a variation in a particular assumption on the value of the retained interests and servicing assets is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities. See footnote 2 to our consolidated financial statements regarding Notes Receivable, fair value and the effect of adverse changes to prepayment speed and credit losses.

The above adverse changes for discount rate are calculated on our retained interests and servicing assets on loans sold totaling $166,906,000.

The following illustrate how the changes in fair values were calculated for 10% and 20% adverse changes in discount rate assumptions.

Effect of Increases in Assumed Discount Rate on Servicing Asset

	Adjustable Rate Stratum		Fixed-Rate Stratum
	10% Discount Rate Increase	20% Discount Rate Increase	10% Discount Rate Increase	20% Discount Rate Increase
	(in thousands)
Estimated cash flows from loan servicing fees	$5,419	$5,419	$142	$142
Servicing expense	(961)	(961)	(132)	(132)
Discount of estimated cash flows	(1,838)	(1,890)	(7)	(7)

Carrying value of servicing asset after effect of increases	2,620	2,568	3	3
Carrying value of servicing asset before effect of increases	2,676	2,676	3	3

Decrease of carrying value due to increase in discount rate	$(56)	$(108)	$—	$—

Effect of Increases in Assumed Discount Rate on Retained Interest (Interest Only Strip Receivable, including retained interest carried in Securities balance)

	Adjustable Rate Stratum		Fixed-Rate Stratum
	10% Discount Rate Increase	20% Discount Rate Increase	10% Discount Rate Increase	20% Discount Rate Increase
	(in thousands)
Estimated cash flows from interest income	$13,334	$13,334	$170	$170
Estimated credit losses	(1,633)	(1,633)	(3)	(3)
Discount of estimated cash flows	(3,273)	(3,491)	(17)	(18)

Carrying value of retained interests after effect of increases	8,428	8,210	150	149
Carrying value of retained interests before effect of increases	8,672	8,672	152	152

Decrease of carrying value due to increase in discount rate	$(244)	$(462)	$(2)	$(3)

At this time, we do not utilize derivative instruments to hedge against changes in interest rates or for any other purpose.

BUSINESS

We sell property and casualty insurance and other services to individuals and small businesses through our network of over 440 franchise locations in 28 states. We provide our franchisees with wealth creation opportunities associated with independent business ownership while offering operational assistance more typical of a large insurance distribution company. In exchange for initial franchise fees and a share of ongoing revenues, through Brooke Franchise, we provide our franchise agencies with access to the products of many leading insurance companies, as well as marketing assistance and administrative support. As part of our strategy, we lend to our franchisees, through Brooke Credit, to fund the acquisition of franchises or the start up of new franchises. Through Brooke Brokerage, we act as a wholesale insurance broker for both unaffiliated agents and our franchise agents. We also conduct limited self-insurance operations and are positioned to conduct reinsurance operations through our Bermuda captive insurance companies.

For the year ended December 31, 2004, we had total operating revenues and net income of $101,923,000 and $6,694,000 compared to $65,967,000 and $4,160,000, respectively, for the year ended December 31, 2003. For the six months ended June 30, 2005, we had total operating revenues and net income of $69,047,000 and $5,446,000 compared to $45,897,000 and $3,808,000, respectively, for the six months ended June 30, 2004.

Business Strategy

Our goal is to become one of the leading branded distributors of property and casualty insurance through the growth of our franchise network. The key elements of our strategy include:

Expand our network through continued conversion and start up of agencies. We expect to expand our network through more active recruitment of conversion opportunities and entrepreneurs for start up franchises. As older, independent insurance agents near retirement and look to sell their businesses, we believe that we have significant opportunity to acquire and convert these agencies into our franchise network. In 2004, we added 115 new franchise locations by acquiring and converting existing agencies into our franchise network and we added 41 new franchise locations as start up agencies. In the six months ended June 30, 2005, we added 48 new franchise locations by conversion and we added 37 new franchise locations as start up agencies. In 2004, we entered eight new states and continue to strengthen our market presence in these states in 2005. We also are reviewing opportunities to expand into additional states.

Increase loan volume and availability of funds. Our ability to finance the acquisition or start up of our franchise locations helps us to attract franchisees and assists us in growing our network. To fund our anticipated loan growth, we are expanding the number of commercial banks and finance companies that purchase interests in our individual loans and securities backed by pools of our loans. In 2004, we added 20 new funding institutions. In the six months ended June 30, 2005, we added 26 new funding institutions and we plan to continue to add to this group during the remainder of 2005. Increasing the number of funding institutions has allowed us to make more loans while reducing our dependence on any one source of capital. Further, we intend to increase our use of securitizations to fund our loans because such transactions generally carry a lower cost of funds for us. Since 2003, we have issued securities backed by our pooled loans in the amount of approximately $83.9 million and we expect to complete another securitization in the second half of 2005.

Increase the predictability of our revenue base and overall profitability. Through the continued expansion of our network, we expect to earn more initial franchise fees, which carry a relatively high profit margin. At the same time, we are working to reduce the importance of such fees to our financial results by emphasizing recurring sources of revenue and by lowering our cost of funds through the securitizations of our loans. To enhance the predictability of our revenues, we intend to recognize fewer gains on the sale of loans and more interest income over the life of our loans, which will help reduce the potential volatility of our earnings. Finally, as our franchise network grows, we expect our corporate overhead costs to represent a lower percentage of our revenues, as we spread our existing marketing and administrative costs over a larger revenue base.

Strengthen the Brooke brand. We are building our brand identity to help our franchisee insurance agencies sell insurance more effectively, to enhance the market value of our franchises and to increase the attractiveness of our franchises to entrepreneurs considering ownership. We believe that a stronger Brooke brand will help our franchisees to grow more quickly, which will in turn enhance our growth rate. To increase the visibility of our franchisees in their individual markets, we engage in “cooperative marketing” where we fund a portion of our franchisees’ cost of advertising. At the corporate level, we promote the Brooke brand particularly in regions where we operate a large number of franchise locations, such as California, Arizona and Florida. We also are in the process of placing marketing professionals in these regions to strengthen the effectiveness of our advertising and help our franchisees identify and attract new customers.

Brooke Franchise Corporation

Brooke Franchise is one of the largest franchisors of property and casualty insurance agencies in the United States, based on number of locations. We offer to our franchise network access to the products of many leading insurance carriers, marketing and business management support, back office assistance, financial management tools and association with an emerging brand identity. According to Entrepreneur Magazine, January 2005, we were ranked first in our industry category of franchisors of miscellaneous financial services based on factors such as financial strength, stability, growth rate and size of system.

We currently franchise businesses in the following four specialties:

•	General insurance services. Franchise locations that sell primarily property and casualty insurance, such as homeowners and small business insurance.

•	Auto insurance services. Franchise locations, typically in a storefront environment, that focus on drivers with higher risk profiles.

•	Financial services. Franchise locations that sell primarily group and individual health insurance, life insurance, annuities and securities, such as mutual funds.

•	Final expense/funeral services. Franchise locations, such as funeral homes, that sell insurance and investments to prepay burial and other funeral expenses, as well as provide funeral and cremation services.

Based on commission revenue for the six months ended June 30, 2005, we generated approximately 70% of our retail commission income from personal lines insurance, such as auto and homeowners insurance, and approximately 30% from commercial lines insurance, such as business owners insurance. The following table shows revenues generated through our network of franchise locations by business specialty for the year ended December 31, 2004:

Specialty	Year Ended December 31, 2004
(in thousands)
General insurance	$35,876
Auto insurance	18,340
Financial services	1,104
Final expense/funeral services	2,299

Insurance commissions	$57,619

Franchisees. Our franchisees are typically entrepreneurial individuals with experience in the sale of insurance, or, in a limited number of cases, financial services or funeral services, and smaller businesses with annual revenues of less than $1 million. We believe that these entrepreneurial individuals and smaller businesses will benefit from the business, operational and marketing support that we offer. Because they are locally owned and operated by motivated entrepreneurs, we believe that our franchises will perform better than their competitors. Our franchisees generally either convert an existing insurance agency to a franchise or form a new insurance agency. As of December 31, 2004, 2003 and 2002, we had 370, 234 and 163 franchise locations, respectively. As of June 30, 2005, we had 444 franchise locations.

The following table shows the states that have fifteen or more of our franchise locations as of June 30, 2005.

State	Number of Franchise Locations	Property and Casualty Insurance	Conversions	Start ups
Kansas	76	76	70	6
Florida	57	55	57	0
Texas	69	65	56	13
California	33	33	28	4
Arizona	30	29	16	14
Illinois	22	17	16	5
Missouri	23	23	18	5
Colorado	20	20	16	4
Virginia	15	15	14	1

The other 19 states in which we operate had a total of 99 franchise locations as of June 30, 2005, of which 92 were property and casualty insurance agencies (including general insurance and auto insurance businesses), 78 were conversion franchisees and 21 were start up franchisees. The conversions and start ups include our property and casualty insurance agencies as well as our financial services and funeral services locations.

Support for our franchisees. We offer to our franchisees business opportunities and efficiencies more typical of a large company and other resources, including:

Access to the products of leading insurance carriers. As a general matter, insurance companies require their independent agents to produce specified minimum premium volumes in order to continue selling their products. While smaller insurance agencies can generally meet such minimum premium volumes for one or even a few carriers, it is often difficult for such insurance agencies to meet these minimum requirements for many carriers, thereby limiting the agent’s ability to offer an array of insurance products. We aggregate the insurance premium volumes generated by our franchisees, approximately $450,000,000 for the year ended December 31, 2004, in order to gain access to the insurance products of hundreds of insurance companies, including 10 of the 15 largest property and casualty insurers in the United States, as measured by net premiums written, such as Chubb, St. Paul Travelers, Hartford and American International Group, and other national carriers such as Safeco and Met Life Auto and Home. This consolidated purchasing power generally allows our franchisees to have far more insurance products to sell than they would have on their own.

Professional marketing. We have specialized teams of marketing professionals who assist our franchisees in identifying potential customers, developing cooperative advertising and measuring marketing effectiveness. Our lead generation system, which includes referrals from insurance companies, lead brokers, e-mail solicitations and our on-line quote request system, helps our franchisees identify prospective customers. We employ over 20 marketing professionals and expect to expand this staff to serve our growing network.

Business administration. We provide a range of administrative support services to our franchisees that enhance operating efficiency. First, we provide cash management services such as daily consolidation of all cash collected by franchisees and reconciliation of sales commissions and other revenue to the franchisee’s account statement. As part of our cash management services, we also make short-term commission advances to our franchisees, which we expect to be repaid within 120 days. As of June 30, 2005, there was approximately $2,614,000 in principal amount of these commission advances outstanding, of which $1,782,000 had been outstanding for more than 120 days. Second, we store our franchisees’ customer documents as electronic images and maintain customer name and address data for accurate ownership identification. Third, we have established buying groups to assist our franchisees in the purchase of office equipment, supplies and services at bulk discounted rates that may otherwise be unavailable to them.

Financial discipline. We work with our franchisees to devise budgets and action plans to help enhance agency performance. We monitor our franchisees’ performance and work with our franchisees to address negative operating trends. As a result, we generally can identify those franchisees who may have difficulty in meeting their obligations to Brooke Credit or who may become unable to repay short-term commission advances within the specified 120-day period. In cases where we identify financial or operational problems, we generally can instill greater financial discipline by establishing expense controls, making changes in management or, in severe cases, assuming day-to-day operating control of the franchise.

Buyers assistance. We assist our franchisees in the acquisition and conversion of businesses into our franchises. Our services include pre-closing inspections, human resources reviews, facilities and operations reports, marketing and training plan development and operational consulting. Further assistance provided includes our payment for signage, mass media advertising and direct mail advertising expenses.

We believe that these resources and systems provide our franchisees the ability to compete favorably against both small independent agencies and the “captive” insurance agencies controlled by large insurance companies, such as Allstate Insurance Group, State Farm, Farmers Insurance and Nationwide Group. We believe that our franchisees have significantly greater resources, including access to the products of many insurance carriers, than most small, independently owned property and casualty insurance agencies. Further, we believe our franchisees’ ability to offer their customers the products of many insurance carriers provides them with a competitive advantage over “captive” insurance agencies who generally can offer to their customers only the products of their affiliated insurance carrier.

Business model. We generate revenues through our network of franchise locations in the following ways:

Share of ongoing revenues. As part of our franchise relationship, we receive a percentage of the ongoing revenues of each franchisee, which is generally 15% of our insurance agency franchisees’ revenues. In most cases, we receive cash commission payments directly from the insurance companies that write the policies sold by our franchisees. We then remit to our franchisees the balance of the commissions, net of any loan payments, other amounts owed to us and our percentage of these commission revenues.

Franchise fees. We earn initial franchise fees from franchisees converting an existing agency into a new franchise and from those franchisees starting up a new franchise. These fees include:

•	Basic services fees. In exchange for a basic franchise fee of $125,000, we provide our conversion and start up franchisees with a business model, use of a registered trade name, access to the products of our insurance company suppliers and use of our Internet-based management system.

•	Buyers assistance fees. For those franchisees acquiring and converting an existing insurance agency into one of our franchised locations, we provide, among other things, an inspection of the agency to be acquired, human resources review, and a conversion and marketing transition strategy. Initial franchise fees associated with these services usually equal approximately 50% of the annual gross revenues of the agency to be acquired and converted, less the $125,000 initial franchise fee for basic services.

•	Start up assistance fees. In 2004, we began recruiting experienced insurance agents to start up new business locations, opening 41 new start up locations. We did not charge any additional initial franchise fees for start up services provided to these franchisees other than our fee for basic services, but we expect to eventually charge for these services in the future.

Seller consulting fees. We advise the owners of insurance agencies and, to a lesser extent, other businesses on the sale of their businesses to our franchisees and, in a limited number of cases, to unaffiliated third parties. We help sellers develop business profiles and tabulate revenues, share sample sales agreements and assist with general sale preparation. These consulting fees usually equal 10% of the total purchase price of the agency to be sold.

The following table shows the revenues and fees we received from our franchisees for the six months ended June 30, 2005 and for the years ended December 31, 2004, 2003 and 2002:

	Six Months Ended June 31, 2005	Year Ended December 31,
		2004	2003	2002
	(in thousands)
Share of ongoing revenues(1)	$11,986	$13,233	$6,421	$3,759
Initial franchise fees
Basic services	8,125	8,795	425	—
Buyer assistance plans	5,256	8,122	8,147	3,954
Start up assistance	—	—	—	—
Seller consulting fees	2,502	5,236	4,109	1,589

(1)	Share of ongoing revenues represents Brooke Franchise’s insurance commissions less commission expense.

Brooke Credit Corporation

Brooke Credit specializes in lending to our franchisees to fund the acquisition of our franchises, initial franchise fees, and, in certain cases, working capital needs. We also extend credit to borrowers to acquire non-franchised businesses such as captive Allstate insurance agencies and funeral homes. We believe that our ability to provide acquisition financing, which can otherwise be difficult for insurance agent entrepreneurs to access, helps facilitate independent ownership and helps us to grow our franchise network.

Business model. Brooke Franchise assists Brooke Credit in monitoring our borrowers’ business performance, identifying negative operating trends and providing management expertise to address these trends. To reduce our risk of loss on loans made to our franchisees, we have developed tools to preserve collateral and mitigate losses, including:

Receipt of cash directly from insurers. When our franchisees sell an insurance policy, the insurance carrier, in most cases, pays the commission directly to us, not to our franchisee. We deduct our percentage of the revenues, monthly loan payments and any other amounts owed to us before we distribute the balance to our franchisees.

Ability to monitor our franchisees and take action. In addition to controlling the initial receipt of our franchisees’ commission revenues, we help our franchisees set budgets, control operating expenses and develop marketing plans. We review reports monthly and have daily access to financial data on our franchisees, which enables us to identify potential shortfalls in cash flow at a relatively early stage. In cases where we identify financial or operational problems, we generally are able to take prompt corrective action, such as establishing greater expense controls or, in severe cases, assuming day-to-day operating control of the franchise.

Loan underwriting. In determining whether to make a loan, we conduct a thorough review of a potential borrower, including risk profiling and personality testing. We also analyze revenue, supplier relationships, marketing activities, producer relationships and customer retention.

Back-office administration. Our franchise agreements require that we provide trust accounts for customer receipts, centralized storage of customer files, and accounting for and disbursement of revenues. In the event that we must assume operating control over a franchisee borrower, we have the information and records necessary for continued operations.

Loan origination. We originate loans primarily through referrals from Brooke Franchise because of its extensive recruiting review process and its franchisee management systems. We also have originated loans through submissions from loan brokers who we believe have access to high quality borrowers in businesses such as insurance agencies and funeral homes. The following table shows information regarding our loans as of or for the six months ended June 30, 2005, and the years ended December 31, 2004, 2003 and 2002, as the case may be:

	As of and for the Six Months Ended June 30, 2005	As of and for Year Ended December 31,
		2004	2003	2002
	(in thousands, except number of loans outstanding)
Loan balances held by participating lenders	$81,678	$85,414	$72,031	$59,516
Loan balances held by securitization entities	85,228	53,326	29,891	—
Loan balances held on our balance sheet	63,107	44,644	10,810	837

Total loan balances outstanding	$230,013	$183,384	$112,732	$60,353

Gain on sale recognized	2,891	2,475	4,368	2,762
Loan origination fees	1,359	2,421	1,132	—
Interest and servicing income	4,111	5,072	1,819	737

Number of loans outstanding to franchisees	748	655	403	337
Number of loans outstanding to non-franchisees	83	77	52	24

No amounts of recourse loans or loans associated with securitizations were charged off during the six months ended June 30, 2005 and no such loans were delinquent 60 days or more as of June 30, 2005. Of inventory loans, principal balances of approximately $233,000 were 60 or more days past due as of June 30, 2005, but no such loans had been charged off. However, we believe that credit problems of our borrowers are more likely to be identified when Brooke Franchise collects franchisees’ monthly statement account balances than by monitoring Brooke Credit’s loan delinquencies.

In instances where our borrowers have failed to perform, we usually have been able to assume management of the franchise in question, address any relevant operating problems and then sell or facilitate the sale of the franchise to another interested party. In these cases, the franchise management expertise of Brooke Franchise and our access to the franchisee’s customer and other records have been critical in allowing us to preserve the value of the franchise and to ultimately achieve full or substantial repayment of the loan principal. Generally, there have not been charge-offs on our loans because we generally receive the commissions directly from insurance companies and deduct the loan payments prior to remitting the balance to our borrowers.

Loan funding. We fund our loans primarily by selling participation interests in individual loans and selling investments in pools of our loans to a network of approximately 110 commercial banks and finance companies that we have developed. Although traditional lenders typically avoid making acquisition and other loans to insurance agencies directly, our network of funding institutions has been willing to purchase loans from Brooke Credit because of our collateral preservation and loss mitigation tools. To provide short-term financing for our lending operations, in August 2004, we secured a $50 million line of credit through DZ Bank AG Deutsche Zentral-Genossenschaftsbank which was increased in July 2005 to $80 million. As of June 30, 2005, we had approximately $26,508,000 in loans pledged in connection with this line of credit and approximately $27,917,000 available under this line of credit. We expect that this line of credit will be repaid substantially in full upon the completion of each sale of securities backed by a pool of our loans.

Included in our funding programs are: a non-rated participation funding program; a self insured funding program; and a rated securitization funding program. First, our non-rated participation program involves the sale of non recourse loan participation interests in individual loans to our network of commercial banks and finance companies. The sole source of repayment is our borrowers. Second, our self-insured funding program involves the sale of non recourse participation interests in loans that are insured by a financial guaranty policy issued by one of our captive insurance companies. The financial guaranty policy provides coverage, under certain circumstances, for participating lenders, and the policy premiums are paid by our borrowers as part of the loan closing costs. The financial guaranty policy covers actual losses experienced by participating lenders after full liquidation of collateral and application of liquidation proceeds to loan balances and collection costs. Coverage is subject to a maximum of up to $5,000,000 and a deductible equal to 1% of the original principal amount and expires when 50% of the principal balance is repaid. Finally, our rated securitization funding program involves the sale of securities backed by a pool of our loans. Under a typical securitization of these loans, we sell a pool of secured loans to a special purpose entity, generally a limited liability company. The special purpose entity, in turn, usually issues securities that are collateralized by the pool and the holders of those securities are entitled to participate in certain pool cash flows. We have sold four issues of such securities backed by insurance agency loan assets, all of which have an “A” rating from Standard & Poor’s Ratings Services.

Brooke Brokerage Corporation

Brooke Brokerage serves as a wholesale broker and has binding authority on behalf of certain insurance companies. We assist both unaffiliated agents and franchise agents in finding insurance coverage for hard to place and niche risks. Through our Bermuda captive insurance companies, we also self insure certain of our risks and are positioned to reinsure risks in connection with policies placed by our franchisees and other agents.

We believe that engaging in insurance brokerage allows us to support our franchisees by providing services that would otherwise be provided by a third party. As a result, we are able to generate additional revenues without placing additional cost on our franchisees. We place business with ten major carriers and syndicates including Scottsdale Insurance Company, ACE INA Group of Companies, Penn-America and Penn-Star Insurance Companies, United National Insurance Company, Wind River Insurance Company, Nautilus Insurance Company, Sagamore Insurance Company and Lloyds of London syndicates.

The following table shows wholesale commissions and premiums received by Brooke Brokerage through its subsidiaries for the six months ended June 30, 2005 and for the years ended December 31, 2004, 2003 and 2002:

	Six Months Ended June 30, 2005	Year Ended December 31,
		2004	2003	2002
	(in thousands)
Wholesale commissions	$3,466	$6,285	$5,596	$2,574
Premiums earned
DB Indemnity, LTD.	223	401	283	—
DB Group, LTD.	—	—	—	—

We plan to reinsure the underwriting risk on selected hard to place and niche insurance policies placed by Brooke Brokerage with unaffiliated insurance companies. We expect to conduct this activity through one or more reinsurance contracts, in which percentages of expense, loss and profit will be assigned to each participant. We plan to conduct these reinsurance activities through DB Group, LTD., a captive insurance company subsidiary wholly owned by us. As of June 30, 2005, DB Group had not written any policies and had recorded no premium revenues, but had capital and surplus of $1,054,000.

We also have established DB Indemnity, LTD., a captive insurance company wholly owned by us, to self-insure a portion of our errors and omissions insurance and to issue financial guaranty policies on loans we have made. As of June 30, 2005, DB Indemnity had capital and surplus of $1,310,000. DB Indemnity is a Class 1 Bermuda Captive Insurer, which means that it is only allowed to insure our risks, and not those of unaffiliated third parties.

Typical Transaction

We create new franchises primarily by either converting existing insurance agencies into franchises or by helping entrepreneurs to form new franchise agencies. In both “conversion” and “start up” franchise transactions, we generate revenues through initial franchise fees and through receipt of an ongoing share of the franchisee’s revenues. In conversion franchise transactions, we also may earn a fee from the seller of the conversion agency. In a typical conversion transaction, we:

Identify insurance agencies for sale. We use tools such as Internet advertising, direct mail campaigns, magazine and newsletter advertisements, e-mail campaigns and our web site to identify potential sellers of insurance agencies.

Assist the seller. We help the seller prepare the agency for sale, in exchange for a seller fee generally based upon transaction size, as typically determined by the purchase price of the agency.

Identify a buyer. We identify and recruit potential buyers and conduct an extensive underwriting process (including background checks, personal interviews, applications and personality testing) to determine the prospective buyer’s suitability for agency ownership. Brooke Credit contemporaneously conducts its own underwriting processes in relation to those new franchisees desiring or requiring financing from us.

Structure the sale and enter into agreement with seller. Our acquisition agreements typically provide for the transfer of the agency’s assets, a down payment and the remaining purchase price generally paid over three or fewer years. We generally resell the agency to a franchisee on the same day we acquire it.

Enter into agreements with buyer. We then enter into an agreement for sale of agency assets and our franchise agreement with the qualified buyer. We also enter into a buyers assistance agreement pursuant to which we consult with the franchisee in purchasing agency assets and preparing for business ownership.

Provide needed financing. A loan originated by Brooke Credit for one of our new franchisees typically calls for a 5% to 10% down payment; a 12 to 15 year maturity; a personal guarantee by the principals of the franchise; an interest rate based on a spread over the New York prime rate; and loan origination fees. On the same date the loan is originated, we either: (1) retain the loan in our inventory; (2) sell up to 100% of the loan as a participation interest without recourse; or (3) fund the loan through our warehouse credit line and later package it with other loans to be sold as rated securities.

In a typical start up transaction, we identify a qualified entrepreneur, enter into our franchise agreement with the entrepreneur, assist in the opening of the new location and provide short-term financing. After the start-up franchise’s first year of operations, we extend permanent financing to qualified start-up franchisees on terms generally similar to those provided in a conversion transaction.

Industry Opportunity

We believe that the large number of both independent insurance agents and small insurance agencies in the United States offers us a significant opportunity to recruit experienced agents and agencies to start up their own franchise locations or to convert to one of our franchises. According to the FutureOne 2004 Agency Universe Study conducted by the Independent Insurance Agents and Brokers of America, there were approximately 39,000 independent insurance agencies in the United States in 2004. Of these insurance agencies, over 20,000 had annual revenues of between $150,000 and $1.25 million. Additionally, according to the U.S. Department of Labor, Bureau of Statistics, in 2002, there were over 380,000 individual licensed insurance agents in the United States. We also believe that the average age of these independent agents has been increasing, resulting in increased demand for liquidity and potential availability of agencies for sale.

We also have other opportunities to expand into financial services and final expense or funeral services. According to the five year statistical review of the National Association of Securities Dealers, as of 2004 there were approximately 659,000 individual licensed securities brokers. According to the 2004 National Directory of Morticians, there are more than 21,000 independently owned funeral homes in the United States.

Corporate Structure and Business History

Brooke Corporation was incorporated under the laws of the State of Kansas on January 22, 1986, under the name of Brooke Financial Services, Inc. We subsequently amended our articles of incorporation, changing our name to Brooke Corporation. Our registered office is located in Overland Park, Kansas. We are a controlled company because Brooke Holdings, Inc., Robert D. Orr, Leland G. Orr, Shawn T. Lowry, Michael S. Lowry, Anita F. Larson and Kyle L. Garst have agreed orally to vote their shares together and, as a group, they will beneficially own approximately 54.5% of our common stock after completion of this offering (approximately 52.8% if the underwriters’ over-allotment option is exercised in full). We are a holding company that owns, directly or indirectly through another subsidiary, 100% of the ownership of all our subsidiaries. Our primary business operations are conducted by our subsidiaries.

In 1986, we acquired our first property and casualty insurance agency. In 1996, we adopted a “franchise” approach to expansion and developed a lending program under Brooke Credit to facilitate agency ownership transfers. In 2000, we elected to register our common stock under Section 12(g) of the Securities Exchange Act of 1934, as amended, and thereafter began filing periodic reports with the Securities and Exchange Commission. In 2002, we obtained a posting on the OTC Bulletin Board to offer our shareholders increased liquidity and then subsequently listed on the American Stock Exchange in 2003. In June of 2005, we delisted from the American Stock Exchange in favor of listing on the Nasdaq National Market. Also in 2003, Brooke Credit completed its first two securitizations of insurance agency loans. In 2004, we secured a $50 million line of credit through DZ Bank, which was increased in 2005 to $80 million, to assist Brooke Credit in the short-term funding of its franchisee loans.

Competition

As a franchisor of property and casualty insurance agencies, we seek to grow our network of franchises primarily through conversions of existing insurance agencies to franchises and through start up franchise agencies. Our competition for these agencies and experienced agents includes large insurance companies that recruit insurance agents and agencies into their systems, such as Allstate Insurance Group, Nationwide Group and State Farm, all of which are larger and have greater financial resources than us. Because the larger insurance brokers and agents generally seek to acquire agencies with revenues greater than those we acquire, we believe that our franchising strategy offers an attractive alternative for smaller insurance agencies. We also face competition from regional franchisors of insurance agencies, such as Fed USA Insurance/Financial Services and DCAP Group, Inc., and networks of independently owned insurance agencies, such as Strategic Independent Agents Alliance and The Iroquois Group.

Our franchisees primarily compete against independent insurance agencies located in their communities, against the locally-placed “captive” insurance agencies of large insurance companies and against large insurance agencies and brokers. Our franchisees compete against these companies for the insurance business of the individual and small business end-customers. The popularity of Internet sales and the passage of the Financial Services Modernization Act also have increased the number of potential insurance and financial services competitors. In the sale of other financial services, our competitors include independent securities representatives, life insurance agents and securities dealers. In funeral and final expense services, competitors of our franchisees include independent, regional and multinational operators of funeral homes, crematoria and cemeteries, as well as publicly traded companies that expand through acquisitions of smaller funeral services providers.

In our lending business, our financing services compete against other lenders, primarily banks and other traditional lenders, who have substantially greater resources and market presence than we do. However, most traditional lenders will not finance agency acquisitions due to the intangible nature of the collateral typically offered to secure such loans.

Our brokerage product line competes for business with a large number of wholesale insurance brokerage companies some of which are independently owned and others of which are owned by major retail insurance agency companies. Many independent insurance agents and insurance brokers have developed insurance programs for specific market niches and provide significant competition.

Employees

We employ approximately 671 people, of which approximately 550 are employed on a full-time equivalency basis (work 37.5 hours or more per week). Of these employees, Brooke Corporation employs approximately 79, Brooke Franchise employs approximately 501, Brooke Credit employs approximately 14 and Brooke Brokerage and its subsidiaries employ approximately 77 people. We have never had a work stoppage, and none of our employees are currently represented under collective bargaining agreements. We consider our relations with our employees to be good.

Suppliers

Most of our revenues currently result from our franchisees’ sales of insurance policies. As such, our primary suppliers are insurance companies, and we have direct and indirect agency relationships with several hundred insurance companies, including several of the leading writers of personal lines and commercial insurance in the United States. Our largest suppliers include Progressive Insurance, Safeco Insurance Company, St. Paul Travelers, Allied Insurance Company, and Employers Mutual Companies, which together account for approximately 32% of the commissions generated by our franchisees. We have agency agreements with each of the suppliers listed above.

Regulations

We are subject to licensing or regulatory approval by the state insurance department in each state in which we do business. Each of our franchise agencies also is subject to licensing or regulatory approval in the state in which it conducts business. Our operations depend on the validity of and our continued good standing under the licenses and approvals under which we operate. Licensing laws and regulations vary from jurisdiction to jurisdiction. In all jurisdictions, the applicable licensing laws and regulations are subject to amendment or interpretation by regulatory authorities, and generally, these authorities are vested with broad discretion as to grant, renewal and revocation of licenses and approvals.

We are subject to the unfair trade practices acts of the various states in which we do business. Each of those acts defines and prohibits unfair methods of competition or unfair or deceptive acts or practices, including misrepresentation of policy terms, false advertising, making false statements, and defamation. Failure to comply with such acts or insurance regulations could have a material adverse effect on us.

Brooke Credit’s lending activities are targeted to businesses and are generally unregulated. Although we do not typically make consumer loans, Brooke Credit is licensed as a consumer finance company in Kansas.

We must comply with regulations adopted by the Federal Trade Commission and with several state laws that regulate the offer and sale of franchises. The Federal Trade Commission’s Trade Regulation Rule on Franchising and certain state laws require that we furnish prospective franchisees with a franchise offering circular containing information prescribed by the Trade Regulation Rule on Franchising and applicable state laws and regulations.

We also must comply with a number of state laws that regulate certain substantive aspects of the franchisor-franchisee relationship. These laws may limit a franchisor’s business practices in a number of ways, including limiting the franchisor’s ability to: (1) terminate or not renew a franchise without good cause; (2) interfere with the right of free association among franchisees; (3) disapprove the transfer of a franchise; and (4) discriminate among franchisees with regard to charges, royalties and other fees.

Our funeral home operations are regulated under the Federal Trade Commission Act which requires funeral service providers to disclose the prices for their goods and services as soon as the subject of price arises in a discussion with a potential customer and to offer their goods and services on an unbundled basis. Our pre-funded funeral insurance products are subject to state regulation, which varies considerably from state to state.

Pursuant to the Bermuda Insurance Act of 1978, our Bermuda captive insurance companies are regulated by the Supervisor of Insurance of the Bermuda Monetary Authority. Our captive insurance companies must appoint and maintain a principal representative in Bermuda, appoint an auditor to report on financial statements, meet minimum capital and solvency requirements, maintain certain liquid assets compared to liabilities, file annual statutory financial returns, and comply with other provisions of the Act as amended and with applicable Bermuda regulations.

We believe that we are currently in material compliance with all state, federal and foreign regulations to which we are subject and we are unaware of any pending or threatened investigation, action or proceeding by any state, federal or foreign regulatory agency involving us that would have a material adverse effect on us.

Legal Proceedings

We and our subsidiaries have from time to time been parties to claims and lawsuits that are incidental to our business operations. While ultimate liability with respect to these claims and litigation is difficult to predict, we believe that the amount, if any, that we are required to pay in the discharge of liabilities or settlements in these matters will not have a material adverse effect on our consolidated results of operations or financial position.

MANAGEMENT

Executive Officers and Directors

The following table sets forth our directors and our executive officers as of the date of this prospectus:

Name	Age	Position
Robert D. Orr	51	Director, Chairman of the Board and Chief Executive Officer
Leland G. Orr	42	Director, Chief Financial Officer, Treasurer and Assistant Secretary
Anita F. Larson	43	Director, President and Chief Operating Officer
John L. Allen	56	Director
Joe L. Barnes	51	Director
Derrol D. Hubbard	49	Director
James H. Ingraham	51	General Counsel and Secretary
Michael S. Hess	49	President of Brooke Brokerage Corporation and CJD & Associates, L.L.C.
Shawn T. Lowry	31	President of Brooke Franchise Corporation
Michael S. Lowry	30	President of Brooke Credit Corporation
Kyle L. Garst	35	Senior Vice President of Brooke Franchise Corporation

Robert D. Orr and Leland G. Orr are brothers. Shawn T. Lowry and Michael S. Lowry are brothers and they are also nephews of Robert D. Orr and Leland G. Orr.

Directors are elected to serve until the next annual meeting of shareholders and until their successors are elected and qualified. Officers are appointed annually by our board of directors and serve until their successors are appointed by our board of directors. Biographical résumés of each director and executive officer are set forth below:

Robert D. Orr, Director, Chairman of the Board and Chief Executive Officer, is our founder. Mr. Orr has served as a director and our Chief Executive Officer since our inception in 1986. He was our President from 1986 until 1991 and has been our Chairman of the Board since 1991. Since 1996, Mr. Orr has focused full time as our Chairman of the Board and Chief Executive Officer. Prior to that, Mr. Orr served as President of Farmers State Bank, Phillipsburg, Kansas; Chairman of the Board of Brooke State Bank, Jewell, Kansas; President of First National Bank, Smith Center, Kansas; and a self-employed insurance agent for American Family Insurance Company. Mr. Orr is an honors graduate from Fort Hays State University in Hays, Kansas, with a Bachelor of Arts degree in Political Science. He also completed the Graduate School of Banking program at the University of Colorado. Mr. Orr is the author of a book published in 2000 about the sale of insurance and financial services in the Internet age entitled Death of an Insurance Salesman?.

Leland G. Orr, Director, Chief Financial Officer, Treasurer and Assistant Secretary, has served as a director and officer since our inception in 1986. Mr. Orr has been our Chief Financial Officer since 1995, Treasurer since 1986, and Assistant Secretary since 2001. He served as our President from 2003 until January 2005 and as Secretary from 1986 until 2001. In addition to his other responsibilities, Mr. Orr manages our processing center in Phillipsburg, Kansas. Prior to assuming the role of our Chief Financial Officer, Mr. Orr served as President of Brooke State Bank, Jewell, Kansas, and as an accountant with Kennedy, McKee & Company, LLP (formerly Fox & Company) in Dodge City, Kansas. He is a Certified Public Accountant, a member of the American Institute of Certified Public Accountants and a member of the Kansas Society of Certified Public Accountants. Mr. Orr received a Bachelor of Science Degree in Accounting from Fort Hays State University in Hays, Kansas.

Anita F. Larson, Director, President and Chief Operating Officer, joined us in 1999. In January 2005, Ms. Larson was elected to our board of directors and appointed as our President and Chief Operating Officer. She was our General Counsel from 1999 until January 2005, Vice President from 2001 until January 2005, Secretary from 2001 until January 2005, and Assistant Secretary from 2000 until 2001. Prior to joining us, Ms. Larson was Vice President and Counsel of The Equitable Life Assurance Society of the United States, New York, New York;

Chief Administrative Officer of First Security Benefit Life Insurance and Annuity Company of New York; and Second Vice President and Counsel of Security Benefit Group, Inc., Topeka, Kansas. Ms. Larson received a Bachelor of Arts Degree in English from the University of Kansas and a Juris Doctorate Degree from the University of Kansas School of Law.

John L. Allen has been a director since January 2001. Mr. Allen has been the Chief Operating Officer of the Cincinnati Reds baseball organization since 1999 and served as Managing Executive of such organization from 1996 to 1999 and as its Controller from 1995 to 1996. Prior to joining the Cincinnati Reds, Mr. Allen was employed by the Columbus Clippers, the Class AAA minor league affiliate of the New York Yankees baseball organization, last serving as Director of Business Operations for that organization. Mr. Allen was previously employed by the accounting firms of Arthur Andersen in Kansas City, Missouri, and GRA, Inc. in Merriam, Kansas. He has a Bachelor of Science Degree in Accounting from Kansas State University and a Master’s Degree in Sports Management from The Ohio State University.

Derrol D. Hubbard has been a director since January 2001. Mr. Hubbard currently serves in various management capacities with several real estate, gaming and venture capital companies. Since 1998, his primary responsibilities have been as Real Estate Development Manager for R.D. Hubbard Enterprises, Inc. Mr. Hubbard is also President of DDH Enterprises, LLC, Double D Real Estate, Inc., H & H Development, LLC, Pinnacle Development, LLC, and Pinnacle Development II, all of which are real estate businesses and several of which are involved in residential development around the Bighorn Golf Course in Palm Desert, California. Mr. Hubbard is also Vice President of HBH Investments, LLC, which makes venture capital investments, and is managing member of New Mexico Gaming, LLC, which operates and distributes gaming machines in New Mexico. For more than five years prior to 1998, Mr. Hubbard was managing officer of DBarD, Inc., a family corporation with agricultural operations in Kansas.

Joe L. Barnes has been a director since April 2003. Dr. Barnes is a practicing family physician within the Smith County Family Practice in Smith Center, Kansas. He is a native of Kansas and a licensed Kansas physician who has maintained his medical practice in the state since 1985. Dr. Barnes is a community leader, currently serving on the Smith County Development Committee. He has a Bachelor of Science Degree in Biology from Wichita State University and a Medical Doctorate from the University of Kansas School of Medicine.

James H. Ingraham has served as our General Counsel and Secretary since January 2005, having joined us in November 2004 as Counsel. Mr. Ingraham previously worked for 24 years for H&R Block, Inc., a tax and financial services company in Kansas City, Missouri, most recently serving as Senior Vice President and General Counsel from 2001 until 2004, Vice President and General Counsel from 1996 to 2001, and Secretary from 1990 until 2002. He received a Bachelor of Science Degree in Business Administration from the University of Kansas and a Juris Doctorate Degree from the University of Kansas School of Law.

Michael S. Hess, President of Brooke Brokerage Corporation and CJD and Associates, L.L.C., two of our subsidiaries, was one of our original investors. Mr. Hess served on our board of directors from 1990 until January 2005, as our President from 1996 until 2003, and as our Vice President from 1988 until 1996. In 2002, Mr. Hess became President and a director of CJD and Associates, L.L.C., a Kansas limited liability company and wholesale insurance broker, upon its acquisition by us. He became President and a director of Brooke Brokerage Corporation, a holding company that owns CJD and Associates, L.L.C. and its subsidiaries, upon its formation in late 2004, and continues to focus his efforts on the wholesale broker segment of our business. Prior to joining us, Mr. Hess was employed by Western Resources, Inc. (now Westar Energy, Inc.), a utility company in Topeka, Kansas.

Shawn T. Lowry, President of Brooke Franchise Corporation, one of our subsidiaries, has served in such capacity and as a director of such corporation since April 2003. Mr. Lowry joined Brooke Corporation in 1996 as Corporate Sales Representative, was appointed Vice President and Missouri State Manager in 1998, became Vice President and Regional Manager in January 2000 and served as Vice President and National Sales Manager from August 2000 until April 2003. Mr. Lowry was appointed Vice President of Brooke Franchise Corporation after its acquisition by us in June 2000 and served as such until his appointment as President in 2003.

Michael S. Lowry, President of Brooke Credit Corporation, one of our subsidiaries, has served in such capacity and as a director of such corporation since February 2003. Mr. Lowry joined Brooke Credit Corporation as a loan officer in 1998 and was appointed its Vice President in 2000. He also served as Vice President of Brooke Corporation from 2000 until 2003. Prior to employment by us, Mr. Lowry was an Assistant Vice President of Sunflower Bank in Salina, Kansas.

Kyle L. Garst, Senior Vice President of Brooke Franchise Corporation, has served in such capacity since September 1, 2004. Mr. Garst has direct responsibility for managing Brooke Franchise Corporation’s funeral and financial services specialty franchise activities. Mr. Garst joined us as a sales representative in 1994. From 1997 to 1999, he was a sales representative and profit center leader for Koch Industries in Phoenix, Arizona. In March 1999, Mr. Garst returned as our State Manager for Oklahoma and, in August 2000, he was named Vice President and Regional Sales Manager for Texas, Oklahoma and Louisiana. In December 2001, Mr. Garst became our Vice President and Investment Sales Manager, as well as our Investor Relations Manager, and served in those capacities until September 2004 when he assumed his current position. Mr. Garst has a Bachelor of Science Degree in Business Finance from Kansas State University.

Audit Committee

Our audit committee currently consists of three directors: John L. Allen, Derrol D. Hubbard, and Joe L. Barnes. All of the members of our audit committee are independent, as that term is defined by the National Association of Securities Dealers, Inc. rules and the applicable Securities and Exchange Commission regulations. Our board of directors has determined that none of its members qualifies as an audit committee financial expert as defined by applicable Securities and Exchange Commission regulations. The reason that our board of directors has not appointed an audit committee financial expert is because we believe that the current members of our audit committee as a group have an understanding of audit committee functions, have the ability to understand financial statements and generally accepted accounting principles, have substantial business experience that results in financial sophistication, have the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves and have an understanding of internal controls and procedures for financial reporting. Our audit committee’s charter grants the audit committee authority to retain advisors with financial expertise at our expense. Our controlling shareholder and board of directors have encouraged our audit committee to retain such advisors if our audit committee, in its sole discretion, believes that such expertise is needed, or desired, and have encouraged the selection of advisors who meet the independence standards applicable to independent directors.

Compensation Committee

Our compensation committee currently consists of three independent directors, John L. Allen, Derrol D. Hubbard and Joe L. Barnes. Our compensation committee has adopted a compensation committee charter which defines the compensation committee’s primary powers and responsibilities to include the administration of the 2001 Compensatory Stock Option Plan in accordance with its provisions and the power to employ, with the approval of our board of directors, attorneys, consultants, accountants, appraisers, brokers or other persons to assist or advise the compensation committee in fulfilling the functions or powers set forth in the charter of the compensation committee.

Executive Committee

Our executive committee currently consists of three directors, Robert D. Orr, Leland G. Orr and Anita F. Larson. The purpose of the executive committee is to provide assistance to our board of directors through its power to act and adopt resolutions on administrative matters and its limited powers to act in emergency situations. In addition, our board of directors may delegate to our executive committee authority or responsibility to perform specific functions.

Corporate Governance

Our audit committee and our board of directors have approved several policies with respect to corporate governance including a General Governance policy and procedure, a Conflicts of Interest policy, an Insider Trading policy, a Whistle Blowing policy and an Ethics policy. The Ethics policy contains a “code of ethics” designed to promote compliance with applicable laws and regulations, and to promote integrity in business operations, decision-making and communications with the public. The “code of ethics” applies to all personnel, particularly officers, directors and managers and requires them to conduct business and perform their job duties in a manner that reasonably promotes: (a) honest and ethical conduct; (b) full, fair, accurate and timely disclosure in public reports; and (c) compliance with applicable governmental rules and regulations. The Whistle Blowing policy established by our audit committee and approved by our board of directors provides procedures for the receipt, retention, and treatment of complaints received by us regarding accounting, internal accounting controls, and auditing matters, as well as the confidential, anonymous submission of concerns regarding questionable accounting or auditing practices. A copy of these written policies will be provided free of charge by writing to: Brooke Corporation, Secretary of the Company, 10950 Grandview Drive, Suite 600, Overland Park, Kansas 66210.

Executive Compensation

The following table sets forth information concerning the compensation received for the years ended December 31, 2004, 2003, and 2002 for services rendered to us in all capacities by the individual who served as our Chief Executive Officer during the year ended December 31, 2004 and our four other most highly compensated executives during the year ended December 31, 2004.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)(1)	Restricted Stock Awards ($)	Securities Underlying Options (#)	All Other Compensation ($)
Robert D. Orr Chairman of the Board and Chief Executive Officer	2004 2003 2002	186,923 180,577 135,000	150,000 — —	12,100 8,600 7,900	— — —	— — —	— — —

Leland G. Orr(2) Chief Financial Officer, Treasurer and Assistant Secretary	2004 2003 2002	129,615 120,384 98,124	37,500 — —	4,032 3,412 2,925	— — —	— — 24,000	— — —

Anita F. Larson(3) President and Chief Operating Officer	2004 2003 2002	118,846 96,442 85,000	38,000 9,000 —	6,884 3,881 12,376	— — —	— — 24,000	— — —

Shawn T. Lowry(4) President, Brooke Franchise Corporation	2004 2003 2002	129,231 98,750 90,000	60,000 25,000 13,500	3,098 1,839 4,243	— — —	— — 24,000	— — —

Michael S. Lowry(5) President, Brooke Credit Corporation	2004 2003 2002	128,846 81,731 59,000	42,500 40,000 35,000	160 103 360	— — —	— — 24,000	— — —

(1)	Other annual compensation includes compensation attributable to the use of a vehicle for personal and commuting use.
(2)	Leland G. Orr was our President, Chief Financial Officer, Treasurer and Assistant Secretary until January 27, 2005, on which date he was elected as our Chief Financial Officer, Treasurer and Assistant Secretary.
(3)	Anita F. Larson was our Vice President, General Counsel and Secretary until January 27, 2005, on which date she was elected as our President and Chief Operating Officer.
(4)	Shawn T. Lowry received his 2003 and 2004 bonuses from Brooke Franchise.
(5)	Michael S. Lowry received his 2002, 2003 and 2004 bonuses from Brooke Credit.

There were no stock options or stock appreciation rights granted to the named executive officers and directors during the year ended December 31, 2004.

The following table sets forth information concerning the exercise of stock options granted to the named executive officers and directors during the year ended December 31, 2004, and the value of unexercised options as of such date for the named executive officers. The value of unexercised options at year end is calculated by determining the difference between the fair market value of the securities underlying the options at year end and the exercise price of the options multiplied by the number of shares underlying such option.

Aggregated Option Exercises in Last Fiscal Year

And Fiscal Year-End Option Values

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options at Fiscal Year-end (#)		Value of Unexercised In-the-money Options at Fiscal Year-end ($)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Robert D. Orr	—	—	—	—	—	—
Leland G. Orr	—	—	9,600	14,400	208,416	312,624
Anita F. Larson	—	—	9,600	14,400	210,336	315,504
Shawn T. Lowry	—	—	9,600	14,400	210,336	315,504
Michael S. Lowry	—	—	9,600	14,400	210,336	315,504

Director Compensation

Robert D. Orr, Leland G. Orr, and Anita F. Larson each receive cash and other compensation in their capacities as our Chief Executive Officer, Chief Financial Officer and Treasurer, and President and Chief Operating Officer, respectively, but receive no additional cash compensation or other fixed remuneration in their capacity as our directors. Michael S. Hess, a director of ours during all of 2004, received cash and other compensation in his capacity of President of CJD & Associates, L.L.C., but received no additional cash compensation or other fixed remuneration in his capacity as a director. Directors Allen, Barnes, and Hubbard each receive $3,000 plus reasonable travel allowance for each board meeting attended in person and $500 for each board meeting or audit committee meeting attended via teleconference or video conference.

Employment Agreements with Executive Officers

On March 1, 2005, Robert D. Orr, Leland G. Orr and Anita F. Larson each entered into an Executive Employment Agreement with us. On March 3, 2005, Michael S. Lowry entered into an Executive Employment Agreement with Brooke Credit. On February 23, 2005, Shawn T. Lowry entered into an Executive Employment Agreement with Brooke Franchise. Under the agreements, Robert D. Orr receives an annual base salary of $180,000 and the other executive officers each receive an annual base salary of $130,000. The agreements establish an at-will employment relationship and the agreements terminate simultaneously with employment. Each of the agreements of the executive officers also provides for annual base salary to be reviewed periodically by the employer for adjustment; provides that the employee is eligible to participate in any short-term or long-term bonus or incentive compensation programs designated by the employer; provides for other benefits specified in the applicable employer’s personnel policies; provides for protection of confidential information; contains a two-year post-termination covenant by the employee not to solicit customers, franchise agents or lenders of the employer or its affiliates; contains a two-year post-termination covenant by the employee not to solicit or hire employees, franchise agents, or producers of the employer or its affiliates; contains a covenant by the employee not to plan, organize, fund or operate any business activity competitive with any of the lines of business of the employer or its affiliates during the period of employment, contains a post-termination covenant not to compete against the employer or its affiliates in the United States in any lines of business in which the employer and its affiliates is engaged on the date of termination; and provides for mediation and arbitration of any disputes arising in connection with the agreements, the employment relationship, or the termination of employment.

401(k) Plan

Our 401(k) Plan, a qualified retirement plan, became effective on February 1, 1993, with the amended and restated provisions of the plan effective on April 1, 2004. Our employees and those of our subsidiaries 21 years of age and older who have completed twelve consecutive months of employment with at least 1,000 hours of service are eligible to participate in the plan. Participants may defer a specific percentage of compensation and have it contributed to the plan on a pre-tax basis, subject to maximum deferral amounts specified by law or us, as plan administrator. We may, at our discretion, contribute matching contributions and discretionary profit sharing contributions under the plan. No discretionary employer contributions were made in the year ended December 31, 2004 or the preceding two years. To share in any employer contributions made during a plan year, the participant must be actively employed on the last day of the plan year (December 31), or, if employment terminated during the plan year, have completed at least 500 hours of service during the plan year or had employment terminate due to death, disability or retirement. Any employer contributions are allocated to participants’ accounts in accordance with a formula specified in the plan, subject to certain limits. Each participant directs the investment of his or her interest in the plan in various investment alternatives approved by the employer. Our stock is not an investment alternative.

Participants are always 100% vested in amounts attributable to their deferrals and any rollover contributions. They are also 100% vested in any employer contributions if they are employed on or after 55 years of age. For other participants, vesting in any employer contributions occurs in 20% increments for each 12-month period in which they are employed by us. If participants terminate employment and then are rehired, they may “lose” credit for prior service under the plan’s break in service rules.

Distributions from the plan are generally not permitted except in the event of death, disability, severance from employment or financial hardship. In order to comply with the law, distributions of amounts contributed by certain highly compensated employees may be required. Participants are entitled to all of their accounts when they retire on or after 55 years of age. Receipt of benefits may be deferred until employment terminates if the participant remains employed after reaching 55 years of age. If a participant dies while still employed, 100% of the participant’s account balance is used to provide a death benefit to the participant’s beneficiary. Loans are available to participants on a reasonably equivalent basis in accordance with the plan provisions and procedures established by the plan administrator. Loans are considered a directed investment in the participant’s account under the plan.

Compensatory Stock Option Plan

On January 3, 2001, our board of directors adopted, and on February 27, 2001, our shareholders approved, the 2001 Compensatory Stock Option Plan, (the “option plan”) to enable us to attract, retain and motivate our key employees and directors through the grant of stock options.

Shares Reserved

The maximum number of shares of common stock reserved for issuance under the option plan is 1,080,000, subject to adjustment to reflect certain corporate transactions or changes in our capital structure. Of the 1,080,000 shares of common stock initially reserved under the option plan, 219,380 shares had been purchased through the exercise of options as of June 30, 2005, and 860,620 shares remain available for issuance under the option plan.

Administration

The option plan is administered by the compensation committee of our board of directors, unless our board of directors determines that it shall administer the option plan. The compensation committee must be comprised of two or more members who are outside directors within the meaning of Section 162(m) of the Internal Revenue Code of 1986 and non-employee directors within the meaning of Rule 16b-3 promulgated under Section 16 of the Securities Exchange Act of 1934. The option plan provides that the compensation committee has the authority to, among other things, determine the number of shares to be subject to the stock options and to determine the terms and conditions of the stock options, subject to certain option plan restrictions with respect to the option price and option term of incentive stock options.

Eligibility

Any employee or, to the extent permitted by law, any person associated with us who is selected by the compensation committee pursuant to the option plan is eligible to be granted options.

Stock Options

Key employees may be granted stock options under the option plan that are intended to qualify as incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or stock options that are not intended to so qualify. The compensation committee may fix the term and vesting schedule of each stock option, but no incentive stock option will be exercisable more than 10 years after the date of grant. The exercise price of each incentive stock option must not be less than 100% of the fair market value of our common stock on the date of grant. The exercise price of each stock option granted under the option plan will be paid in the form(s) specified by the committee, and may be made in a single payment, in installments, or on a deferred basis, as prescribed by the committee. Stock options are not transferable except by will or the laws of descent and distribution.

Amendment and Termination

At any time, our board of directors may amend the option plan, subject to shareholder approval for certain amendments, including increasing the maximum number of shares that may be issued under the option plan. The committee may amend any outstanding award in accordance with the option plan. The board may suspend or terminate the option plan at any time; however, suspension or termination will not affect the holders’ rights with respect to options previously granted to them without the holder of the option’s consent, and unexpired awards will continue in full force until they lapse by their own terms.

The following table shows information related to the stock options that have been granted and the number of shares remaining available for grant under our 2001 Compensatory Stock Option Plan as of December 31, 2004.

Equity Compensation Plan Information

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Outstanding Options, Warrants and Rights)
Equity compensation plans approved by security holders	562,550	$3.07	414,620

Equity compensation plans not approved by security holders	—	—	—

Total	562,550	$3.07	414,620

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves, or has served, as a director or member of the compensation committee, or of any other committee serving an equivalent function, of any entity for which one of our directors serves as an executive officer.

SECURITY OWNERSHIP

OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our common stock as of June 30, 2005 by:

•	each of our directors;

•	each of our executive officers;

•	all of our directors and executive officers as a group; and

•	each person or entity known to us to be the beneficial owner of more than 5% of our outstanding shares of common stock.

Under Securities and Exchange Commission rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. Except as otherwise noted, we believe that each of the shareholders listed below has sole voting and investment power over the shares beneficially owned. A person is also deemed to be a beneficial owner of any securities for which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed to be the beneficial owner of securities as to which such person has no economic interest.

We have based our calculation of the percentage of beneficial ownership on 9,498,068 shares of common stock outstanding on June 30, 2005 and 11,998,068 shares of common stock outstanding upon the closing of this offering. All shares not outstanding but which may be acquired by the shareholder within 60 days by the exercise of any stock option or any other right are deemed to be outstanding for the purposes of calculating beneficial ownership and computing the percentage of the class beneficially owned by the shareholder, but not by any other shareholder. The table below includes shares beneficially owned by the individual’s spouse and children living in the individual’s home.

		Percentage of Shares Beneficially Owned(3)
Name and address of Beneficial Owner(1)	Shares Beneficially Owned (2)	Before Offering	After Offering
5% Holder
Brooke Holdings, Inc.(4)	5,834,570	61.43%	48.63%
Directors and Executive Officers
Robert D. Orr(4)(5)	5,881,949	61.93	49.02
Leland G. Orr(4)(6)	1,271,719	13.37	10.59
Anita F. Larson(4)(7)	163,200	1.72	1.36
Shawn T. Lowry(4)(8)	286,400	3.01	2.39
Michael S. Lowry(4)(8)	286,850	3.02	2.39
John L. Allen 100 Main Street Cincinnati, Ohio 45202	14,400	*	*
Joe L. Barnes(9) 108 East Third Street Smith Center, Kansas 66967	44,112	*	*
Derrol D. Hubbard 73-405 El Paseo, #32-D Palm Desert, California 92260	14,400	*	*

All directors and executive officers as a group (11 persons)	6,883,178	71.74%	56.91%

*	Represents less than 1%

(1)	Unless otherwise listed, the business address of each of the shareholders is 10950 Grandview Drive, Suite 600, Overland Park, Kansas 66210.
(2)	Includes shares that on June 30, 2005, or within 60 days thereafter, the specified person had the right to purchase pursuant to options granted in connection with our 2001 Compensatory Stock Option Plan, as follows: 14,400 shares for each of Leland G. Orr, Anita F. Larson, Michael S. Lowry, John L. Allen and Derrol D. Hubbard; 4,800 shares for Shawn T. Lowry and Joe L. Barnes; and 96,000 for all executive officers and directors as a group.
(3)	All percentages herein represent the total number of shares shown as beneficially owned by the individual, group or entity as a percentage of (a) 9,498,068 shares of common stock issued and outstanding as of June 30, 2005, or 11,998,068 after the offering, plus (b) any shares that the individual or group has the right to purchase within 60 days after such date pursuant to the exercise of a vested stock option.
(4)	Brooke Holdings, Inc., Robert D. Orr, Leland G. Orr, Shawn T. Lowry, Michael S. Lowry, Anita F. Larson and Kyle L. Garst have agreed orally to vote their shares together and, as a group, they beneficially own 6,568,626 shares of our common stock, which will represent approximately 54.5% of our common stock after completion of this offering (approximately 52.8% if the underwriters’ over-allotment option is exercised in full).
(5)	Robert D. Orr indirectly beneficially owned all 5,834,570 shares of our common stock owned by Brooke Holdings, Inc. as of June 30, 2005 through his 65.45% ownership of the common stock of Brooke Holdings, Inc. as of that date. Robert D. Orr also indirectly beneficially owned 3,156 shares of our common stock owned by his wife and 6,570 shares of our common stock owned by his children.
(6)	Leland G. Orr indirectly beneficially owned 1,215,924 shares of our common stock as of June 30, 2005 through his 20.84% ownership of the common stock of Brooke Holdings, Inc. as of that date. Leland G. Orr also indirectly beneficially owned 40,800 shares of our common stock owned by his children as of June 30, 2005.
(7)	Anita F. Larson’s shares of our common stock include 2,400 shares owned by her husband. Ms. Larson disclaims beneficial ownership of these shares.
(8)	As of June 30, 2005, First Financial Group, L.C. owned 270,000 shares of our outstanding common stock. Shawn T. Lowry and Michael S. Lowry each have equal voting control of First Financial Group, L.C. Under the rules of the Securities and Exchange Commission, Shawn T. Lowry and Michael S. Lowry are each deemed to be the beneficial owners of First Financial Group’s shares.
(9)	Joe L. Barnes’ shares of our common stock include 36,712 shares owned by his wife. Dr. Barnes disclaims beneficial ownership of these shares.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In May 2000, Robert D. Orr, Leland G. Orr, Michael S. Hess and Shawn T. Lowry, each personally guaranteed repayment of a Brooke Credit loan to Austin Agency, Inc., Brownsville, Texas and each received 6.25% of the outstanding stock of Austin Agency, Inc. as consideration. During 2004, we had no loss exposure related to this loan because the entire loan balance had previously been sold to unaffiliated lenders without recourse. During the fourth quarter of the year ended December 31, 2004, Robert D. Orr, Leland G. Orr, Michael S. Hess and Shawn T. Lowry were released from their guarantees and surrendered ownership of their Austin Agency stock.

Robert D. Orr and Leland G. Orr own 100% of the voting stock of GI Agency, Inc. Although GI Agency was a franchisee of ours in previous years, it is not currently a franchisee and its business operations do not include insurance sales. Brooke Credit made loans to GI Agency when it was our franchise agent upon the same general terms as loans were made to our other franchise agencies. On September 30, 2004, our total loss exposure related to loans made by Brooke Credit to GI Agency was $133,000, as $2,183,000 of the $2,316,000 outstanding principal loan balances had been sold without recourse to an unaffiliated lender. During the fourth quarter of the year ended December 31, 2004, GI Agency repaid its loans in full and no outstanding balances existed as of December 31, 2004.

Shawn T. Lowry and Michael S. Lowry are the co-members of First Financial Group, L.C. On June 1, 2001, First Financial Group, L.C., guaranteed 65% of a Brooke Credit loan to Palmer, L.L.C. of Baxter Springs,

Kansas, and received a 15% profit interest in Palmer, L.L.C. as consideration. The loan was originated on June 1, 2001, and is scheduled to mature on September 1, 2011. At June 30, 2005, all but 4,000 of the entire loan principal balance of $592,000 had been sold to unaffiliated lenders. Our exposure to loss on this loan totals $319,000, of which $315,000 is the recourse obligation by Brooke Credit on a loan participation balance.

Kyle L. Garst is the sole manager and sole member of American Financial Group, L.L.C. On October 15, 2001, First Financial Group, L.C. and American Financial Group, L.L.C. each guaranteed 50% of a Brooke Credit loan to The Wallace Agency, L.L.C. of Wanette, Oklahoma, and each received a 7.5% profit interest in The Wallace Agency. The loan was originated on October 15, 2001, and is scheduled to mature on January 1, 2014. At June 30, 2005, the entire loan principal balance of $356,000 had been sold to unaffiliated lenders. Our exposure to loss on this loan is limited to a recourse obligation by Brooke Credit on $245,000 of loan participation balances.

Anita F. Larson is married to John Arensberg, a partner in Arensberg Insurance of Overland Park, Kansas. Arensberg Insurance is a franchisee of Brooke Franchise pursuant to our standard form franchise agreement, and utilizes the administrative and processing services of Brooke Franchise’s service center employees pursuant to a standard form service center agreement. Brooke Franchise receives in excess of $60,000 in fees from the franchisee in connection with each of these agreements. Prior to 2004, Brooke Credit made two loans to Arensberg Insurance upon substantially the same terms and conditions as loans were made to our other franchise agents. At January 1, 2004, the two loans had total principal balances of $634,000, of which $584,000 had been sold to unaffiliated lenders. Our exposure to loss at that time was $219,000, which included recourse obligations of $169,000 of loan participations and principal retained balances of $50,000. During the fourth quarter of the year ended December 31, 2004, the loans were paid in full by Arensberg Insurance and, as of December 31, 2004, there were no outstanding loan balances.

Anita F. Lowry is a sister to Robert D. Orr and Leland G. Orr and the mother of Shawn T. Lowry and Michael S. Lowry and is married to Don Lowry. Don and Anita Lowry are shareholders of American Heritage Agency, Inc. of Hays, Kansas. We entered into a franchise agreement with American Heritage Agency, Inc. in February 1999, pursuant to which American Heritage Agency, Inc. participates in our franchise program. At June 30, 2005, Brooke Credit had four loans outstanding to American Heritage Agency with total principal balances of $558,000, of which $486,000 had been sold to unaffiliated lenders. Such loans were made on substantially the same terms and conditions as provided to our other agents and are scheduled to mature on June 15, 2016. Our exposure to loss equals the retained principal balances of $72,000.

Pursuant to an announced personal financial planning process, in July 2004 Robert D. Orr transferred our common stock into Brooke Holdings, Inc., and in September 2004, Brooke Holdings, Inc. transferred our common stock to a Brooke Holdings, Inc. minority shareholder. Under Section 16(b) of the Securities Exchange Act of 1934 and the rules thereunder, these transfers by Brooke Holdings, Inc. were “purchases” and “sales” and the resulting short-swing profit of $196,258 was paid by Brooke Holdings, Inc. to us in the fourth quarter of the year ended December 31, 2004.

Our employee handbook and conflicts of interest policy recently adopted by our board of directors contain conflict of interest guidelines which are applicable to our management, employees and directors. Among other things, the purpose of the guidelines is to prevent employees and directors in a position to influence a decision regarding our company from using such influence for personal gain.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 100,000,000 shares, which consists of 99,500,000 shares of our common stock, par value $.01 per share, and a total of 500,000 shares of our preferred stock. As of June 30, 2005, we had 9,498,068 shares of common stock and 73,998 shares of preferred stock issued and outstanding.

Immediately after the sale of the shares of common stock in this offering, we will have approximately 11,998,068 shares of common stock outstanding. The following description of the terms of our capital stock is a summary and is qualified in its entirety by the provisions of our Amendment and Restatement to the Articles of Incorporation and Bylaws and by provisions of Kansas corporate and other applicable state law.

Common Stock

Each share of our common stock is entitled to one vote on each matter submitted to a vote of the shareholders and is equal to each other share with respect to voting, liquidation and dividend rights. Holders of the common stock are entitled to receive the dividends, if any, as may be declared by our board of directors out of assets legally available for dividend distributions and to receive net assets in liquidation after payment of all amounts due to creditors and any liquidation preference due to preferred shareholders. Our common stock does not have cumulative voting rights in the election of directors.

Preferred Stock

Our board of directors has the authority to issue up to 500,000 shares of our preferred stock. Our board of directors has designated and there are authorized: (a) 100,000 shares as series 2002 convertible preferred stock, par value $25.00 per share; (b) 10,000 shares as series 2002A convertible preferred stock, par value $25.00 per share; (c) 40,000 shares as series 2002B convertible preferred stock, par value $32.00 per share; and (d) 200,000 shares of 2003 convertible preferred stock, par value $50.00 per share. There remain 149,000 shares of preferred stock that are undesignated, for which the designations, preferences, conversion rights, and cumulative, relative, participating, optional or other rights, including voting rights, qualifications, limitations or restrictions thereof, may be determined by our board of directors on some future date without any further authorization by our shareholders.

As of June 30, 2005, we had 48,847 shares of our series 2002 preferred stock, 820 shares of our series 2002A preferred stock and 24,331 shares of our series 2002B preferred stock outstanding. We have not issued any shares of our series 2003 preferred stock and we presently have no plans to do so. Currently there exists no public market for our preferred stock and no assurances can be given that a public market will develop in the future.

Series 2002 Preferred Stock

Our series 2002 preferred stock has no voting rights. However, we must obtain the consent of a majority of the outstanding shares of the series 2002 preferred stock before we can (a) create or authorize any shares or series of shares ranking prior to or on a parity with the series 2002 preferred stock; or (b) amend, alter or repeal any of the express terms of the series 2002 preferred stock.

The holders of our series 2002 preferred stock are entitled to receive a quarterly cumulative cash dividend of 10% of the liquidation value of the stock per annum, out of funds at the time legally available for payments of dividends under the General Business Corporation Act of Kansas. The conversion option on all of the outstanding series 2002 preferred stock has expired.

We may redeem each share of the series 2002 preferred stock at our option at a redemption price of $27.50 per share on any dividend payment date.

If we are liquidated or dissolved, the holders of the series 2002 preferred stock are entitled to a liquidation preference of $25.00 per share before any amounts may be paid to the holders of our series 2002A preferred stock, our series 2002B preferred stock, our 2003 preferred stock, our preferred stock that is currently undesignated and our common stock. In the event of our liquidation, the only payment to the series 2002 preferred stock is the liquidation preference, as the remaining assets will be divided between our other security holders in the order of their respective priority.

Series 2002A Preferred Stock

Our series 2002A preferred stock has all of the same rights as our series 2002 preferred stock set forth above, except that the rights of the holders of the series 2002A preferred stock is subordinate to the series 2002 preferred stock with respect to the payment of dividends and upon liquidation or dissolution.

The holders of our series 2002A preferred stock are entitled to receive a quarterly cumulative cash dividend of 10% of the liquidation value of the stock per annum, out of funds at the time legally available for payments of dividends under the General Business Corporation Act of Kansas.

We may redeem each share of the series 2002A preferred stock at our option at a redemption price of $27.50 per share on any dividend payment date. The conversion option on all of the outstanding series 2002A preferred stock has expired.

If we are liquidated or dissolved, the holders of the series 2002A preferred stock are entitled to a liquidation preference of $25.00 per share before any amounts may be paid to the holders of our series 2002B preferred stock, our series 2003 preferred stock, our preferred stock that is currently undesignated and our common stock. In the event of our liquidation, the only payment to the series 2002A preferred stock is the liquidation preference, as the remaining assets will be divided between our other security holders in the order of their respective priority.

Series 2002B Preferred Stock

Our series 2002B preferred stock has all of the same rights as our series 2002 preferred stock and series 2002A preferred stock set forth above, except that the rights of the holders of the series 2002B preferred stock is subordinate to both the series 2002 preferred stock and the series 2002A preferred stock with respect to the payment of dividends and upon liquidation or dissolution.

The holders of our series 2002B preferred stock are entitled to receive a quarterly cumulative cash dividend of 9% of the liquidation value of the stock per annum, out of funds at the time legally available for payments of dividends under the General Business Corporation Act of Kansas.

We may redeem each share of the series 2002B preferred stock at our option at a redemption price of $35.20 per share on any dividend payment date. The conversion option on all of the outstanding series 2002B preferred stock has expired.

If we are liquidated or dissolved, the holders of the series 2002B preferred stock are entitled to a liquidation preference of $32.00 per share before any amounts may be paid to the holders, if any, of our series 2003 preferred stock, our preferred stock that is currently undesignated and our common stock. In the event of our liquidation, the only payment to the series 2002B preferred stock is the liquidation preference, as the remaining assets will be divided between our other security holders in the order of their respective priority.

Series 2003 Preferred Stock

Our series 2003 preferred stock has all of the same rights as our series 2002 preferred stock, series 2002A preferred stock and series 2002B preferred stock set forth above, except that the rights of any holders of the series 2003 preferred stock will be subordinate to the series 2002 preferred stock, the series 2002A preferred stock and the series 2002B preferred stock, including the payment of dividends and upon liquidation or dissolution.

If issued, the holders of our series 2003 preferred stock will be entitled to receive a quarterly cumulative cash dividend of 10% of the liquidation value of the stock per annum, out of funds at the time legally available for payments of dividends under the General Business Corporation Act of Kansas.

If issued, we may redeem each share of the series 2003 preferred stock at our option at a redemption price of $52.50 per share on any dividend payment date.

If we are liquidated or dissolved, the holders, if any, of the series 2003 preferred stock are entitled to a liquidation preference of $50.00 per share before any amounts may be paid to the holders of our preferred stock that is currently undesignated and our common stock. In the event of our liquidation, the only payment to the series 2003 preferred stock is the liquidation preference, as the remaining assets will be divided between our other security holders in the order of their respective priority.

Anti-Takeover Effects of Governing Instruments and State Law

The following is a summary of important provisions of Kansas law, our articles of incorporation and our bylaws. You should also refer to the Kansas General Corporation Code, and to our articles of incorporation and bylaws. Copies of our charter and bylaws are filed as exhibits to the registration statement of which this prospectus forms a part.

Our articles of incorporation and bylaws, as well as provisions of Kansas law, discourage, make more difficult, delay or prevent a change in our control without the support of our board of directors or without meeting various other conditions. These provisions and laws, summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions and laws are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe the benefits of requiring a proponent of an unfriendly or unsolicited takeover bid to negotiate with us outweigh the disadvantages of discouraging such proposals because such negotiations could result in more favorable terms for us and our shareholders.

Articles of Incorporation. Our articles of incorporation authorize the issuance by our board of directors, without requiring further notice or authorization by our shareholders, of 349,000 shares of undesignated preferred stock, all of which is unissued, unreserved and available for issuance. The preferred stock may be issued in one or more series and will have the voting powers, preferences, relative rights, designations, qualifications and limitations set by the board of directors at the time of issuance. One of the effects of blank check preferred stock could be to enable our board of directors to issue shares to persons friendly to current management. Such issuance could discourage or make it more difficult to obtain control of us by means of a merger, tender offer or proxy contest, and may protect the continuity of our management. Additional shares could also be used to dilute the stock ownership of persons seeking to obtain control of the company.

Bylaws. Our bylaws establish that our independent directors have neither the right nor the obligation to vote for the nomination, election or removal of directors of our company; those rights and obligations rest solely with the representative of our controlling shareholder, Brooke Holdings.

Business Combination Statute. Kansas’ business combination statutes generally limit business combinations, including mergers and the sale of assets, between the company and its interested stockholders. These business combinations can be approved by the board of directors and by the affirmative vote of disinterested stockholders holding two-thirds of the outstanding shares or by stockholder amendment of the articles or bylaws to opt-out of the business combination statute.

Control Share Acquisition Statute. Kansas’ control share acquisition statutes limit the voting rights of a person acquiring our shares when the acquisition causes the acquiring person to exceed 20% of our voting power. Shares acquired in such an acquisition cannot be voted by the acquiring person, and may be subject to redemption, unless our articles or bylaws are amended to state that the control share acquisition statutes do not apply to us. Shareholders may also approve the voting rights of a person making such an acquisition. These statutes are designed to limit the ability of a stockholder to acquire a substantial stake in our company without the approval of our shareholders.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer and Trust, 59 Maiden Lane, New York, New York 10038.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have outstanding 11,998,068 shares of common stock, assuming no exercise of the underwriters’ over-allotment option. All of the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, except for any shares, if any, purchased by affiliates, as defined in Rule 144 under the Securities Act. As of June 30, 2005, our executive officers, directors and principal shareholder beneficially owned 6,883,178 shares of our common stock. Brooke Holdings, Inc., Robert D. Orr, Leland G. Orr, Shawn T. Lowry, Michael S. Lowry, Anita F. Larson and Kyle L. Garst, the principal shareholder and executive officers who have orally agreed to vote their shares together, are affiliates who beneficially own 6,568,626 shares of our common stock. These shares held by affiliates may only be publicly sold pursuant to the provisions of Rule 144, unless they are registered under the Securities Act.

Under Rule 144, our affiliates would generally be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1.0% of the outstanding shares of our common stock then outstanding, which will equal approximately 120,000 shares immediately after this offering; or

•	the average weekly trading volume of our common stock on the stock exchange on which our common stock is traded during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale or preceding the sale date if no such notice is required to be filed.

Sales under Rule 144 are subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. Shares properly sold in reliance on Rule 144 to persons who are not affiliates of ours become freely tradable without restriction or registration under federal securities laws.

For a description of lock-up agreements that we, Brooke Holdings and each of our executive officers and directors have entered into, see “Underwriting—Lock-up Agreements.”

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the shares of common stock being offered. Subject to the terms and conditions contained in the underwriting agreement, each underwriter has agreed to purchase from us the respective number of shares of common stock set forth opposite its name below. The underwriters’ obligations are several, which means that each underwriter is required to purchase a specific number of shares, but it is not responsible for the commitment of any other underwriter to purchase shares. Sandler O’Neill & Partners, L.P. is acting as the representative of the underwriters.

Name	Number of Shares
Sandler O’Neill & Partners, L.P.	1,500,000
Fox-Pitt, Kelton Inc.	500,000
Oppenheimer & Co. Inc.	500,000

Total	2,500,000

We have granted to the underwriters an option, exercisable no later than 30 days after the date of this prospectus, to purchase up to 375,000 additional shares of common stock at the public offering price less the underwriting discount set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments, if any, made in connection with this offering. To the extent the option is exercised and the conditions of the underwriting agreement are satisfied, we will be obligated to sell to the underwriters, and the underwriters will be obligated to purchase, these additional shares of common stock in proportion to their respective initial purchase amounts.

The underwriters propose to offer the shares of common stock directly to the public at the offering price set forth on the cover page of this prospectus and to certain securities dealers at the public offering price less a concession not in excess of $0.30 per share. The underwriters may allow, and these dealers may re-allow, a concession not in excess of $0.10 per share on sales to other dealers. After the public offering of the common stock, the underwriters may change the offering price and other selling terms.

The following table shows the per share and total underwriting discount that we will pay to the underwriters and the proceeds we will receive before expenses. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase additional shares.

	Per Share	Total Without Over-Allotment	Total With Full Over-Allotment
Price to public	$11.500	$28,750,000	$33,062,500
Underwriting discounts and commissions	0.661	1,653,125	1,901,094
Proceeds to us, before expenses	10.839	27,096,875	31,161,406

We estimate that the total expenses of the offering, excluding the underwriting discount, will be approximately $1,000,000 and are payable by us. We have agreed to reimburse the underwriters for their out-of-pocket expenses incurred in connection with the offering, including certain fees and disbursements of underwriters’ counsel, in an amount equal to $100,000.

The shares of common stock are being offered by the several underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify this offer and to reject orders in whole or in part.

The underwriting agreement provides that the obligations of the underwriters are conditional and may be terminated at their discretion based on their assessment of the state of the financial markets. The obligations of the underwriters may also be terminated upon the occurrence of the events specified in the underwriting agreement. The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in this offering if any are purchased, other than those shares covered by the over-allotment option described above.

Lock-up Agreements. Each of our executive officers and directors, Brooke Holdings and us, have agreed, subject to certain exceptions, for a period of 180 days after the date of this prospectus, not to sell, offer, agree to sell, contract to sell, hypothecate, pledge, grant any option to sell, make any short sale, or otherwise dispose of or hedge, directly or indirectly, any shares of our common stock or securities convertible into, exchangeable or exercisable for any shares of our common stock or warrants or other rights to purchase shares of our common stock or other similar securities without, in each case, the prior written consent of Sandler O’Neill & Partners, L.P. These restrictions are expressly agreed to preclude Brooke Holdings, us and our executive officers and directors, from engaging in any hedging or other transaction or arrangement that is designed to, or which reasonably could be expected to, lead to or result in a sale, disposition or transfer, in whole or in part, of any of the economic consequences of ownership of our common stock, whether such transaction would be settled by delivery of common stock or other securities, in cash or otherwise. The 180-day period will be automatically extended if (1) during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day-period beginning on the last day of the 180-day restricted period, in which case the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. Notwithstanding the foregoing, an aggregate maximum number of 20,000 shares may be sold or transferred during this time subject to the conditions specified in the underwriting agreement.

Indemnity. We have agreed to indemnify the underwriters, and persons who control the underwriters, against certain liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments that the underwriters may be required to make in respect of these liabilities.

Stabilization. In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids.

•	Stabilizing transactions permit bids to purchase shares of common stock so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

•	Over-allotment transactions involve sales by the underwriters of shares of common stock in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the over-allotment option. If the underwriters sell more shares than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by that syndicate member is purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making. In connection with this offering, the underwriters and selected dealers, if any, who are qualified market makers on the Nasdaq National Market, may engage in passive market making transactions in our common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Act of 1933. Rule 103 permits passive market making activity by the participants in our common stock offering. Passive market making may occur before the pricing of our offering, or before the commencement of offers or sales of our common stock. Each passive market maker must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the bid of the passive market maker, however, the bid must then be lowered when purchase limits are exceeded. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when that limit is reached. The underwriters and other dealers are not required to engage in passive market making and may end passive market making activities at any time.

From time to time, some of the underwriters have provided, and may continue to provide, investment banking services to us in the ordinary course of their respective businesses, and have received, and may continue to receive, compensation for such services.

LEGAL MATTERS

Kutak Rock LLP, Denver, Colorado, and our in-house counsel will each pass upon certain matters regarding the validity of the shares of common stock we are offering. Shearman & Sterling LLP, New York, New York, will pass upon certain legal matters related to the offering for the underwriters.

EXPERTS

The audited consolidated financial statements of our company and its subsidiaries included in this prospectus have been audited by Summers, Spencer & Callison, CPAs, Chartered, independent registered public accounting firm, as stated in their reports appearing elsewhere in this prospectus and in the registration statement of which this prospectus forms a part, and are included in reliance upon their authority as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 with the Securities and Exchange Commission for the common stock we are offering by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of each actual contract, agreement or other document. In addition, we have filed and will file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934.

You may read our Securities and Exchange Commission filings, including the registration statement, on the Internet at the Securities and Exchange Commission web site at http://www.sec.gov. You may also read and copy any document we file with the Securities and Exchange Commission at its public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Brooke Corporation:

We have audited the accompanying consolidated balance sheets of BROOKE CORPORATION as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Brooke Corporation at December 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 22 to the financial statements, subsequent to the issuance of our report on March 4, 2005, management determined that commission amounts retained from franchisees as payment for use of service and sales centers should be applied to service/sales center expense, which is a component of other operating expenses, and not commission expense. The accompanying financial statements were adjusted to reflect this change.

/s/ Summers, Spencer & Callison, CPAs, Chartered

Topeka, Kansas

March 4, 2005

(except for Note 22 as to which the date is July 23, 2005)

Brooke Corporation

Consolidated Balance Sheets

(in thousands)

ASSETS

	December 31,
	2004	2003
Current Assets
Cash	$19,761	$13,741
Restricted cash	469	389
Accounts and notes receivable, net	51,803	16,005
Other receivables	1,239	1,698
Securities	17,889	11,381
Interest-only strip receivable	2,484	3,120
Deposits	186	363
Prepaid expenses	242	233

Total Current Assets	94,073	46,930

Investment in Businesses	1,022	367

Property and Equipment
Cost	6,696	6,055
Less: Accumulated depreciation	(2,180)	(2,577)

Net Property and Equipment	4,516	3,478

Other Assets
Amortizable intangible assets	5,793	4,166
Less: Accumulated amortization	(1,318)	(774)
Contract database	496	667
Servicing asset	2,909	1,723
Deferred charges	839	301

Net Other Assets	8,719	6,083

Total Assets	$108,330	$56,858

See accompanying summary of accounting policies and notes to financial statements.

Brooke Corporation

Consolidated Balance Sheets

(in thousands)

LIABILITIES AND STOCKHOLDERS’ EQUITY

	December 31,
	2004	2003
Current Liabilities
Accounts payable	$7,081	$5,131
Premiums payable to insurance companies	6,441	7,153
Payable under participation agreements	2,452	409
Unearned buyer consulting fees	410	771
Accrued commission refunds	976	688
IBNR loss reserve	60	77
Unearned insurance premiums	659	15
Income tax payable	1,913	1,624
Deferred income tax payable	258	189
Short-term debt	31,898	3,048
Current maturities of long-term debt	11,194	6,492

Total Current Liabilities	63,342	25,597
Non-current Liabilities
Deferred income tax payable	223	—
Servicing liability	39	46
Long-term debt less current maturities	37,390	25,436

Total Liabilities	100,994	51,079

Stockholders’ Equity
Common stock, $.01 par value, 99,500,000 shares authorized, 9,381,518 and 9,334,848 shares issued and outstanding	94	93
Preferred stock series 2002 and 2002A, $25 par value, 110,000 shares authorized, 49,667 shares issued outstanding	1,242	1,242
Preferred stock series 2002B, $32 par value, 34,375 authorized, 24,331 shares issued and outstanding	779	779
Additional paid-in capital	4,677	4,603
Retained earnings (deficit)	43	(1,304)
Accumulated other comprehensive income	501	366

Total Stockholders’ Equity	7,336	5,779

Total Liabilities and Stockholders’ Equity	$108,330	$56,858

See accompanying summary of accounting policies and notes to financial statements.

Brooke Corporation

Consolidated Statements of Operations

(in thousands, except per share data)

	Years Ended December 31,
	2004	2003	2002
Operating Revenues
Insurance commissions	$63,904	$45,706	$30,540
Interest income (net)	5,072	1,819	737
Seller consulting fees	5,236	4,109	1,589
Gain on sale of businesses	5,261	418	165
Initial franchise fees for basic services	8,795	425	—
Initial franchise fees for buyer assistance plans	8,122	8,147	3,954
Gain on sale of notes receivable	2,475	4,368	2,762
Gain on extinguishment of debt	—	—	439
Insurance premiums earned	401	283	—
Policy fee income	2,003	610	173
Other income	654	82	36

Total Operating Revenues	101,923	65,967	40,395

Operating Expenses
Commissions expense	49,600	37,011	26,184
Payroll expense	20,151	11,355	7,014
Depreciation and amortization	2,504	1,423	809
Insurance loss and loss expense incurred	(17)	77	—
Other operating expenses	16,444	8,617	3,442
Other operating interest expense	927	665	497

Total Operating Expenses	89,609	59,148	37,946

Income from Operations	12,314	6,819	2,449

Other Expenses
Interest expense	2,340	576	252

Total Other Expenses	2,340	576	252

Income Before Income Taxes	9,974	6,243	2,197
Income tax expense	3,280	2,083	747

Net Income	$6,694	$4,160	$1,450

Net Income per Share:
Basic	$0.69	$0.42	$0.14
Diluted	$0.65	$0.41	$0.14

See accompanying summary of accounting policies and notes to financial statements.

Brooke Corporation

Consolidated Statements of Changes in Stockholders’ Equity

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(in thousands, except common shares)

	Common Shares	Common Stock	Preferred Stock	Treasury Stock	Notes Rec for Common Stock	Add’l Paid-In Capital	Retained Earnings	Accum. Other Comprehensive Income	Total
Balances, December 31, 2001	704,018	$704	$1,900	$(40)	$(8)	$703	$(2,787)	$7	$479
Dividends paid							(532)		(532)
Equity issuance	800	1	2,002			19			2,022
Equity conversion	70,155	70	(1,823)			1,752			—
Equity stock split 6:1 and 2:1*	8,524,703	85				(85)			—
Equity change in par value*		(767)				767			—
Fair market value of contributed services**						30			30
Loan proceeds for common stock issuances					8				8
Deferred charges						(629)			(629)
Comprehensive income:
Interest-only strip receivable, fair market value, net of income taxes								213	213
Net income							1,450		1,450
Total comprehensive income									1,663

Balances, December 31, 2002	9,299,676	$93	$2,079	$(40)	$—	$2,557	$(1,869)	$220	$3,041

Balances, December 31, 2002	774,973	$775	$2,079	$(40)		$1,875	$(1,869)	$220	$3,041
Dividends paid							(1,610)		(1,610)
Equity stock split 6:1	3,819,615	3,819				(1,893)	(1,957)		(30)
Equity issuance from stock options	23,280	23				49			72
Equity conversion	60,606	61	(58)			(3)			—
Retirement of treasury stock	(11,050)	(11)		40			(28)		—
Equity change in par value*		(4,621)				4,621			—
Equity stock split*	4,667,424	47				(46)			—
Comprehensive income:
Interest-only strip receivable, fair market value, net of income taxes								146	146
Net income							4,160		4,160
Total comprehensive income									4,306

Balances, December 31, 2003	9,334,848	$93	$2,021	$—	$—	$4,603	$(1,304)	$366	$5,779

Balances, December 31, 2003	4,667,424	$4,667	$2,021	$—	$—	$29	$(1,304)	$366	$5,779
Dividends paid							(5,347)		(5,347)
Equity issuance from stock options	33,195	14				61			75
Equity change in par value		(4,634)				4,634			—
Equity stock split 2:1	4,680,899	47				(47)			—
Comprehensive income:
Interest-only strip receivable, fair market value, net of income taxes								135	135
Net income							6,694		6,694
Total comprehensive income									6,829

Balances, December 31, 2004	9,381,518	$94	$2,021	$—	$—	$4,677	$43	$501	$7,336

*	The par value of common stock was changed from $1 per share to $.01 per share in the 2nd quarter of 2004. The Company effected a 6-for-1 stock split in 2003 and a 2-for-1 stock split in 2004. These entries are shown as if the transactions occurred in the 2nd quarter of 2002 for comparative purposes. The reclassification does not affect total equity.
**	For the year ended December 31, 2002, the fair value of Robert Orr’s services was estimated at $30,000 even though he did not receive direct compensation from the Company. This value was established after analysis of the time Robert Orr spent on Company activities and not necessarily the amount of contribution made by Robert Orr, the importance of Robert Orr’s contributions, or the Company’s dependence on Robert Orr. On October 1, 2002, Robert Orr began receiving direct compensation from the Company at the rate of $15,000 per month as a result of the increased commitment required from Robert Orr to implement the Company’s plans.

See accompanying summary of accounting policies and notes to financial statements.

Brooke Corporation

Consolidated Statements of Cash Flows

(in thousands)

	Years Ended December 31,
	2004	2003	2002
Cash flows from operating activities:
Net income	$6,694	$4,160	$1,450
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation	629	433	303
Amortization	1,875	990	506
Fair market value of contributed services	—	—	30
Gain on sale of businesses	(5,261)	(418)	(165)
Deferred income tax expense	292	160	747
Gain on sale of notes receivable	(2,475)	(4,368)	(2,763)
(Increase) decrease in assets:
Accounts and notes receivables	(35,798)	(6,768)	(1,596)
Other receivables	459	523	(1,342)
Prepaid expenses and other assets	88	(336)	(233)
Increase (decrease) in liabilities:
Accounts and expenses payable	1,950	3,097	4,091
Other liabilities	26,266	(520)	2,927

Net cash provided by (used in) operating activities	(5,281)	(3,047)	3,955

Cash flows from investing activities:
Cash payments for securities	(4,882)	(8,516)	—
Cash payments for property and equipment	(1,634)	(1,421)	(1,757)
Purchase of subsidiary and business assets	(8,215)	(1,487)	(2,225)
Sale of subsidiary and business assets	12,977	—	—
Purchase of business inventory	(18,866)	(10,014)	(7,084)
Proceeds from sales of business inventory	29,951	17,315	12,400

Net cash provided by (used in) investing activities	9,331	(4,123)	1,334

Cash flows from financing activities:
Deferred charges	—	—	(629)
Dividends paid	(5,347)	(1,610)	(532)
Cash proceeds from bond/debenture issuance	—	1,304	2,510
Cash proceeds from preferred stock issuance	—	—	2,002
Cash proceeds from common stock issuance	74	42	20
Loan proceeds on debt	19,785	16,176	1,019
Payments on bond maturities	(775)	(425)	(1,005)
Payments on short-term borrowing	(1,176)	(473)	(696)
Payments on long-term debt	(10,591)	(1,313)	(5,556)

Net cash provided by (used in) financing activities	1,970	13,701	(2,867)

Net increase in cash and cash equivalents	6,020	6,531	2,422
Cash and cash equivalents, beginning of period	13,741	7,210	4,788

Cash and cash equivalents, end of period	$19,761	$13,741	$7,210

See accompanying summary of accounting policies and notes to financial statements.

Brooke Corporation

Notes to Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

1. Summary of Significant Accounting Policies

(a) Organization

Brooke Corporation (the “Company”) was incorporated under the laws of the State of Kansas in January 1986. The Company’s registered office is located in Overland Park, Kansas. At December 31, 2004, Brooke Holdings, Inc. owned 63.06% of the Company’s common stock. The Company is primarily a holding company that owns directly, or indirectly through a wholly-owned subsidiary, 100% of the stock and ownership interests of all of its subsidiaries. The Company’s primary business operations are conducted by its subsidiaries and include franchising, franchise and insurance related lending and insurance brokerage.

Operating Subsidiaries:

Although the Company has multiple subsidiaries, the Company’s business operations are typically performed by one of three operating subsidiaries: Brooke Franchise Corporation, Brooke Credit Corporation and Brooke Brokerage Corporation. Separate annual audited financial statements are prepared for each operating subsidiary and each operates independently from the other two operating subsidiaries, and from the Company, to perform its specific business purpose. The Company provides accounting, administrative and legal support to its three operating subsidiaries for which it receives administrative fees. Company revenues are typically limited to dividends and administrative fees from these operating subsidiaries.

Brooke Franchise Corporation is a Missouri corporation. The primary business purpose of this subsidiary is franchising insurance and related businesses and providing services to its franchisees through its network of regional offices, service centers and sales centers. Another business purpose of this subsidiary is to provide consulting services to business sellers and collateral preservation assistance to lenders.

Brooke Credit Corporation, a Kansas corporation, is a licensed finance company that primarily originates loans to insurance related businesses including insurance agencies, financial services practices and funeral homes. Although most of this subsidiary’s loans are made to franchisees, it also makes loans to non-franchised businesses if collateral preservation assistance is provided by Brooke Franchise Corporation. Loans originated by Brooke Credit Corporation are sold on an individual basis to participating lenders or on a pooled basis to investors.

Brooke Brokerage Corporation, a Kansas corporation, was incorporated at the end of 2004 to serve as the parent holding company of the subsidiaries involved in the brokerage segment. It is the direct owner of 100% of the ownership interests of CJD & Associates, L.L.C. Although Brooke Brokerage Corporation is categorized as an operating subsidiary, all of its operations are conducted through CJD & Associates, L.L.C., a licensed insurance agency that sells hard to place and niche insurance on a wholesale basis, under the trade names of Davidson-Babcock, Texas All Risk and All Risk General Agency.

Acquisition Subsidiaries:

The Brooke Agency, Inc. and Brooke Investments, Inc. subsidiaries acquire businesses and real estate assets for long-term investment. The operations of each acquisition subsidiary are conducted by employees of an affiliated subsidiary of the Company. Separate unaudited financial statements are typically prepared for each acquisition subsidiary because each obtains loans from Brooke Credit Corporation and other lenders to fund their acquisitions.

Brooke Agency, Inc. is a Kansas corporation. Brooke Agency sometimes acquires for investment those insurance agencies or funeral homes where local ownership is not considered critical to financial performance.

Brooke Corporation

Notes to Consolidated Financial Statements—(Continued)

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

Brooke Investments, Inc. is a Kansas corporation that acquires real estate for lease to franchisees or other purposes. In addition, to help preserve collateral interests, Brooke Investments enters into real estate leases that are subleased or licensed to franchisees.

Captive Subsidiaries:

The DB Group, LTD and DB Indemnity, LTD subsidiaries were incorporated in the country of Bermuda as captive insurance companies. Separate financial statements are prepared for Bermuda subsidiaries as required by the Bermuda government. The captive insurance company subsidiaries are wholly owned by CJD & Associates, L.L.C. and profits are not typically distributed as dividends.

DB Group, LTD was incorporated under the laws of Bermuda and is licensed as a Class 3 insurer under the Insurance Act 1978 of Bermuda and related regulations for the purpose of underwriting, as a reinsurer, a portion of the hard to place and niche insurance written by CJD & Associates, L.L.C. There were no premiums written by this subsidiary in 2004 or 2003.

DB Indemnity, LTD was incorporated under the laws of Bermuda and is licensed as a Class 1 insurer under the Insurance Act 1978 of Bermuda and related regulations for the purpose of self-insuring a portion of the professional insurance agents’ liability exposure of Brooke Franchise Corporation, its affiliated companies and its franchisees and for the purpose of self-insuring financial guaranty policies to Brooke Credit Corporation and its participating lenders.

Securitization Subsidiaries:

As part of the process of securitizing Brooke Credit Corporation’s loan portfolio, limited liability companies are organized in Delaware as bankruptcy-remote qualifying special purpose entities. To the extent required by the securitization process, separate financial statements are prepared for each securitization subsidiary.

Brooke Agency Services Company LLC is licensed as an insurance agency and was created to offer property, casualty, life and health insurance through the Company’s network of franchisees. Brooke Agency Services Company LLC has acquired ownership of franchise agreements from the Company and/or Brooke Franchise Corporation as part of an arrangement to preserve collateral on behalf of Brooke Credit Corporation as required by the securitization process. Brooke Agency Services Company LLC has contracted with the Company and/or Brooke Franchise Corporation for performance of any obligations to agents associated with all such franchise agreements. The financial information of this subsidiary is consolidated with the Company’s financial information.

Brooke Acceptance Company LLC, Brooke Captive Credit Company 2003, LLC, and Brooke Securitization Company 2004A, LLC are the purchasers of Brooke Credit Corporation loans pursuant to a true sale and the issuer of certain floating rate asset backed notes issued pursuant to various agreements. Brooke Capital Company, LLC was organized in 2004 in anticipation of a 2005 securitization. The financial information of these subsidiaries is not consolidated with the Company’s financial information.

Other Subsidiaries:

Subsidiaries have been established for contractual purposes but any revenues generated by these subsidiaries are assigned to one of the operating subsidiaries for performance of any associated obligations. These subsidiaries include Brooke Life and Health, Inc., The American Heritage, Inc., The American Agency, Inc., Texas All Risk General Agency, Inc., All Risk General Agency, Inc., Brooke Credit Funding LLC, and First Brooke Insurance and Financial Services, Inc.

Brooke Corporation

Notes to Consolidated Financial Statements—(Continued)

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

Subsidiaries have also been established for regulatory, licensing or other purposes and do not typically conduct any operations or own any assets. These subsidiaries include Brooke Bancshares, Inc., TAR Holding Company Inc., Brooke Funeral Services Company, LLC, and Brooke Agency Services Company of Nevada, LLC.

(b) Use of Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets, liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

The following are significant estimates made by management:

•	Amount of future policy cancellations which may result in commission refunds and a corresponding reserve

•	Share of future policy cancellations due from franchisees

•	Amount of allowance for doubtful accounts

•	Share of policy commissions due to franchisees for commissions received by the Company but not yet distributed to franchisees

•	Useful lives of assets

•	Amount of unearned initial franchise fees for Buyers Assistance Plans resulting from services and assistance not yet performed

•	Amount of future insurance claim losses, loss expense, and earned premium percentages

•	The discount, prepayment and credit loss rates used to calculate fair value of interest-only strip receivables, servicing assets and servicing liabilities resulting from loan participation sales

•	The discount, prepayment and credit loss rates used to calculate fair value of securities resulting from asset backed securitizations

•	Amortization

•	Allocation of payroll and operating expenses associated with the origination and servicing of loans

It is at least reasonably possible these estimates will change in the near term.

(c) Cash Equivalents

For purposes of the statements of cash flows, the Company considers all cash on hand, cash in banks and short-term investments purchased with a maturity of three months or less to be cash and cash equivalents. Restricted cash is not included in cash equivalents.

(d) Allowance for Doubtful Accounts

Except for the credit loss allowances included in the calculations of retained interests in loans sold, no loss allowances have been made for loans originated by the Company’s finance subsidiary primarily because these loans are typically held for less than one year before sold to investors and therefore have a short term exposure to

Brooke Corporation

Notes to Consolidated Financial Statements—(Continued)

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

loss. Additionally, commissions received by the Company’s franchise subsidiary are typically distributed to the finance subsidiary for loan payments prior to distribution of commissions to the franchisee borrower and most other creditors. As a result, the Company’s primary credit exposure more likely results from the collection of franchisees’ account balances than from the collection of loan payments.

The Company estimates that a certain level of accounts receivable, primarily franchisee account balances, will be uncollectible, therefore an allowance has been recognized for uncollectible amounts. See Footnote 2. The Company’s franchise subsidiary has established allowances of $575,000 and $0 at December 31, 2004 and 2003 respectively, against commission advance amounts owed by franchisees. The Company’s franchise subsidiary regularly assists its franchisees by providing commission advances during months when commissions are less than expected, but expects repayment of all such advances within four months. At December 31, 2004, the amount of allowance was determined after specific analysis of all franchise advances that had not been re-paid in the four month period ended December 31, 2004.

The following schedule entitled “Valuation and Qualifying Accounts” summarizes the Allowance for Doubtful Accounts activity for the years ended December 31, 2004, 2003, and 2002 (in thousands). Additions to the allowance for doubtful accounts are charged to expense.

Valuation and Qualifying Accounts

	Balance at Beginning of Year	Charges to Expenses	Write Offs	Balance at End of Year
Allowance for Doubtful Accounts
Year ended December 31, 2002	$—	$931	$931	$—
Year ended December 31, 2003	—	644	644	—
Year ended December 31, 2004	—	1,757	1,182	575

The Company’s brokerage subsidiary has established allowances of $52,000 and $23,000 at December 31, 2004 and 2003 respectively, against amounts owed by agents or insureds. Reserves of $60,000 and $77,000 at December 31, 2004 and 2003, respectively were established for loan loss coverage on financial guaranty policies issued by DB Indemnity, LTD on loans originated by the Company’s finance subsidiary.

The Company does not accrue interest on loans that are 90 days or more delinquent and payments received on all such loans are applied to principal. Loans and accounts receivables are written off when management determines that collection is unlikely. This determination is made based on management’s experience and evaluation of the debtor’s creditworthiness.

(e) Revenue Recognition

Commissions. Commission revenue on insurance policy premiums is generally recognized as of the effective date of the policies or, in certain cases, as of the effective date or billing date, whichever is later. Contingent and profit sharing commissions typically represent a share of insurance company profits on policies written by the Company. The calculation of insurance company profits is usually made by the insurance company by deducting policyholder claims and insurance company expenses from policy premiums. Although the share of insurance company profits paid to the Company is affected by annual premium growth, the Company does not typically receive contingent commissions based solely on premium volume. Contingent and profit sharing commissions are generally paid based on prior year performance and recognized when received. Premiums due from the insured to the Company are reported as assets of the Company and as corresponding liabilities, net of commissions, to the insurance carriers.

Brooke Corporation

Notes to Consolidated Financial Statements—(Continued)

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

In the event of cancellation or reduction in premiums, for policies billed by an insurance carrier, a percentage of the commission revenue is often returned to the insurance carrier and revenues are correspondingly reduced. The commission refunds are calculated by the insurance carriers and are typically deducted from amounts due to the Company from insurance carriers. The Company has estimated and accrued a liability for commission refunds of $976,000 and $688,000 at December 31, 2004 and 2003, respectively.

Policy fees. The Company receives fees for the placement and issuance of policies that are in addition to, and separate from, any sales commissions paid by insurance companies. As these policy fees are not refundable and the Company has no continuing obligation, all such revenues are recognized on the effective date of the policies or, in certain cases, the billing date, whichever is later.

Interest income. The Company recognizes interest income when earned.

Gains on sale of notes receivable. Loan participation and loan securitizations represent the transfer of notes receivable, by sale, to “participating” lenders or special purpose entities. When transfers meet the criteria to be accounted for as a true sale, established by FAS 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” the gain on sale of a note receivable is recognized when the note receivable is sold. When the Company sells notes receivables, it typically retains servicing rights and interest income. Gains or losses on sales of notes receivable depends, in part, on the previous carrying amount of the financial assets involved in the transfer, allocated between the assets sold and the retained interest and servicing assets based on their relative fair value at the date of transfer.

Loan origination fees. Loan origination fees charged to borrowers are offset against loan origination expenses incurred during the underwriting and placement of loans and are, therefore, not recorded as revenues. Loan origination fees reimburse the Company for cash outflows associated with the up-front issuance costs such as financial guarantee policy premiums, travel expenses for location inspections or meetings with the borrowers, and placement of the loans to outside investors.

Initial franchise fees. The Company receives initial franchise fees for two types of initial franchise services: basic services provided pursuant to a franchise agreement and buyers assistance plan (“BAP”) services provided pursuant to a consulting agreement. Agreements are typically executed, and initial franchise fees are typically paid, when a franchise is acquired or opened. Initial franchise fees are non-refundable after execution of the franchise or consulting agreement.

The initial franchise fees for basic services cover the franchisees’ access to the registered name “Brooke,” access to suppliers, and access to the Company’s Internet-based management software program. These basic services are the types of services typically provided by franchisors. Delivery of these services is substantially complete when the franchise location is opened. Therefore, all such revenues are immediately recognized.

The initial franchise fees paid for BAP services cover several separate and distinct consulting tasks such as inspection report compilation, marketing profile and plan development, and operations analysis. Each consulting task is a separate accounting unit and revenues for each consulting task are recognized using the percentage of completion accounting method. Most of the BAP services (inspection reports, operations analysis and marketing plan development) are provided by the Company before franchise acquisition, resulting in the recognition of associated revenues when initial franchise fees are paid at closing. Although substantially all of the BAP services are performed prior to closing, the Company does not record any revenues from initial franchise fees until the actual payment of fees at closing. As a result, in 2004, approximately 87% of those initial franchise fees related

Brooke Corporation

Notes to Consolidated Financial Statements—(Continued)

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

to BAP assistance were immediately recognized as revenue. The remaining BAP initial franchise fees are typically credits held in reserve for initial advertising, training and signage expenses. These credits are released, and the revenue recognized, as the actual expenses are incurred. When calculating the percentage of completion for these remaining BAP consulting services, the Company analyzes the time and expense expended to date in providing these services and the amount of tangible benefits received to date by franchisees.

Total initial franchise fees for BAP services typically vary based on a percentage of the acquired business’s revenues because the time and expertise required of the Company to perform BAP services generally varies with acquisition size. However, the time and expertise required of the Company to provide basic services and the value to franchisees of those basic services, remains the same for all franchisees (even to start up or de novo franchisees), so the amount of total initial franchise fees allocated to basic services does not vary. Accordingly, total initial franchise fees are first allocated to initial franchise fees for basic services in the amount typically charged to start up franchisees and the remainder of the total initial franchise fees is allocated to BAP services.

Seller consulting fees. The Company completes its consulting obligation to business sellers at closing and is not required to perform any additional tasks for the seller. Therefore, revenues from seller consulting fees are recognized at closing because the Company has no continuing obligation.

Gains on sale of businesses. The Company sometimes negotiates below-market interest rates on the deferred portion of purchase prices paid to business sellers. These interest rate concessions reduce the Company’s carrying value and increase the Company’s gain when sold to franchisees. Although the Company has a continuing obligation to pay the deferred portion of the purchase price when due, it is not obligated to prepay the deferred portion of the purchase price or to otherwise diminish the benefit of the below-market interest rate. Therefore, revenues from gains on sale of businesses resulting from deferred payments to sellers are recognized at closing because the Company has no continuing obligation.

The Company sometimes acquires businesses that it plans to own and operate as part of its business. If it later decides to sell such businesses for a price greater than their carrying value, then it recognizes a gain. When the business is sold, the Company has no continuing obligations and, therefore, revenues from gains on sale of businesses resulting from agency sales are recognized immediately at the time of sale.

Premiums. Through its subsidiary DB Indemnity LTD., excess liability premiums are recorded on the written basis and recorded as revenues over the term of the policies. Unearned premium reserves are established to cover the unexpired portion of premiums written and assumed and revenues are correspondingly reduced.

(f) Property and Equipment

Depreciable assets are stated at cost less accumulated depreciation. Depreciation is charged to expense using the straight-line method over the estimated useful lives of the assets. The following summarizes the estimated useful lives used by the Company for various asset categories:

Description	Useful Life
Furniture and fixtures	10 years
Airplanes	10 years
Office and computer equipment	5 years
Automobiles	5 years
Buildings	40 years

Brooke Corporation

Notes to Consolidated Financial Statements—(Continued)

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(g) Amortizable Intangible Assets

Included in other assets are the unamortized costs of renewal rights (rights to renewal commissions received from insurance policies) purchased by the Company and through subsidiaries (Brooke Life and Health, Inc., The American Agency, Inc., CJD & Associates, L.L.C., TAR Holding Company, Inc. and Texas All Risk General Agency, Inc) for businesses the Company plans to own and operate for more than one year. The balance is being amortized over a 15-year period using an accelerated 150% declining balance switching to straight-line method. The rates of amortization of Amortizable Intangible Assets are based on our estimation of the useful lives of the renewal rights of customer and insurance contracts purchased. Amortization was $898,000, $291,000 and $163,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

The acquisition of renewal rights purchased by the Company or by its subsidiaries for businesses the Company plans to own and operate for less than one year are not classified as Amortizable Intangible Assets (see footnote 1(i)). Recent acquisitions and divestitures of Amortizable Intangible Assets are discussed in footnote 12.

On July 1, 2002, the Company acquired 100% of the outstanding ownership interests of CJD & Associates, L.L.C. and $1,417,000 of the initial purchase price was allocated to renewal rights. The sellers may be entitled to an increase of the initial purchase price based on the amount of monthly net revenues received in future periods. In accordance with FAS 141, “Business Combination,” any such payments for an increased purchase price will be recorded as Amortizable Intangible Assets when made. Additional payments of the purchase price have been made in the amount of $993,000 since the initial purchase.

On August 1, 2002, the Company acquired insurance agency renewal rights operating under the trade-name of Bornstein Financial Group for an initial purchase price of $200,000. On August 8, 2003, an additional payment of $100,000 was made and the final total purchase price increased to $300,000 and was recorded as an Amortizable Intangible Asset in accordance with FAS 141, “Business Combinations.” The Company operates this business asset under Brooke Life and Health, Inc.

On November 30, 2003, CJD & Associates, L.L.C. acquired 100% of the outstanding shares of Texas All Risk General Agency, Inc. and TAR Holding Company, Inc. which collectively own 100% of the outstanding shares All Risk General Agency, Inc. $1,000,000 of the initial purchase price was allocated to Amortizable Intangible Assets. The sellers may be entitled to an increase of the initial purchase price based on the amount of monthly net revenues received in future periods. In accordance with FAS 141, “Business Combinations,” any such payments for an increased purchase price will be recorded as Amortizable Intangible Assets when made. Additional payments of the purchase price have been made in the amount of $472,000 since the initial purchase.

As a result of the acquisition of CJD & Associates, L.L.C. on July 1, 2002, the Company recorded additional Amortizable Intangible Assets of $85,000 (net of accumulated amortization of $111,000).

In February 2003, the Company acquired the rights to the web-site “Agencies4Sale.com” for $25,000.

In February 2004, the Company acquired insurance agency renewal rights from Brent and Haeley Mowery for $499,000.

Subsequent to the initial recording at fair value, the amortizable intangible asset is evaluated and measured annually for impairment. The impairment testing is performed by two different methods of analysis. The first method is a cash flow analysis to determine if there is sufficient operating cash flows. The second method is a fair market value analysis based primarily on comparative sales data. If analysis indicates that operating cash

Brooke Corporation

Notes to Consolidated Financial Statements—(Continued)

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

flows are insufficient or the asset’s fair value is less than its book value, then an impairment has occurred and the Company writes down the asset to the estimated fair value. No impairment was recognized for the years ended December 31, 2004, 2003 or 2002.

(h) Income Taxes

Net income tax expense is the tax calculated for the year based on the Company’s effective tax rate plus the change in deferred income taxes during the year. During 2003, the deferred tax asset decreased to zero as the result of using all net operating loss carryforwards available to the Company. Deferred tax liabilities were recorded in 2003 and 2004 to recognize the future tax consequences of temporary differences between financial reporting amounts and the tax basis of existing assets and liabilities based on currently enacted tax laws and tax rates in effect for the years in which the differences are expected to reverse.

(i) Investment in Businesses

The amount of assets included in the “Investment in Businesses” category is the total of purchase prices paid, or market prices if lower, for business assets, primarily renewal rights, that Brooke Franchise Corporation acquires to hold in inventory for sale to its franchisees. Renewal rights associated with businesses that the Company plans to own and operate for less than one year are considered inventory and are not amortized (see footnote 1(g)) because the residual values of those assets are expected to be the same at the time of sale to franchisees as the time of acquisition by the Company. Typically the Company acquires and sells the business assets simultaneously. If the assets are not sold simultaneously then the Company operates the business until sold and records the income and expense associated with the business. The amount of income and expenses associated with inventoried businesses is not considered material by the Company. The number of businesses purchased for this purpose for the years ended December 31, 2004 and 2003 was 51 and 50, respectively. Correspondingly, the number of businesses sold from inventory for the year ended December 31, 2004 and 2003 was 50 and 50, respectively. At December 31, 2004 and 2003, the “Investment in Businesses” inventory consisted of 2 businesses and 1 business, respectively, with fair market values totaling $1,022,000 and $367,000, respectively. Inventory at December 31, 2004 was partially funded with a $439,000 seller note payable collateralized by renewal rights generating estimated annual commissions of $469,000.

The acquisition of renewal rights purchased by the Company or through its subsidiaries for businesses the Company plans to own and operate for more than one year are not classified as Investment in Businesses (see footnote 1(g)). In footnote 12, we discuss our accounting for businesses which we have acquired with the intent to own and operate for periods greater than one year. Such businesses are part of the Company’s existing operations and are not part of Investment in Businesses.

(j) Gain or Loss on Sale of Businesses

“Investment in Businesses” gains or losses are the difference between the sales price and the book value of the business, which is carried at the lower of cost or fair value. Businesses are typically sold in the same units as purchased. However, in instances where a part of a business unit is sold, then management estimates the fair value of the portion of the business unit being sold and the difference between the sales price and the resulting fair value estimation is the amount of the gain or loss. Any such fair value estimation is evaluated for reasonableness by comparing the market value estimation of the portion being sold to the book value for the entire business unit. Fair value estimations are based on comparable sales information that takes into consideration business characteristics such as customer type, customer account size, supplier size and billing methods.

Brooke Corporation

Notes to Consolidated Financial Statements—(Continued)

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(k) Contract Database

The Contract database asset consists of legal and professional fees associated with development of standardized documents relating to the creation of a new asset class for securitization and rating of insurance agency loan pools. The initial one time development cost of standardized documents for creating a new security asset class is non-recurring and securitization of subsequent insurance agency loan pools results in lower and routine transaction expenses. This asset is being amortized over a five-year period because the benefits of this new asset class are expected to last at least five years and because significant changes to the associated standardized documents will probably not be required for five years.

Also included in the Contract database asset are the legal and professional fees associated with development of standardized loan documents. These contracts are available for sale to others that make these types of loans, by first purchasing a license from Brooke Credit Corporation. A complete review and revision is scheduled for all loan documents every five years, therefore, the asset is being amortized over a five-year period.

(l) Deferred Charges

Deferred charges include loan fees paid in 2004 to establish a line of credit with DZ BANK AG Deutsche Zentral-Genossenschaftsbank. Associated costs totaled $696,000 and are amortized over a period ending at the maturity date of the line of credit. Net of amortization, the balance of all such prepaid expenses at December 31, 2004 was $649,000.

Deferred charges also include the costs associated with the a public offering of bonds and debentures. Selling expenses, auditor fees, legal costs and filing charges associated with the Company’s public offering of bonds and debentures totaled $615,000 and are amortized over a period ending at the bond and debenture maturities. Net of amortization, the balance of all such prepaid expenses at December 31, 2004 and 2003 was $190,000 and $301,000, respectively.

(m) Equity Rights and Privileges

All of the Company’s outstanding shares of the 9% cumulative convertible preferred stock were converted into 10,296 (20,592 split adjusted) shares of common stock during the year ended December 31, 2003.

The holders of the Company’s 2002 and 2002A convertible preferred stock are entitled to receive a cumulative dividend in cash at the rate of 10% of the liquidation value of such stock per share per annum if determined by the Board of Directors. The holders of 2002 and 2002A convertible preferred stock do not have any voting rights and their conversion rights have expired. In the case of liquidation or dissolution of the Company, the holders of the 2002 and 2002A convertible preferred stock shall be entitled to be paid in full the liquidation value, $25 per share before the holders of common stock.

The holders of the Company’s 2002B convertible preferred stock are entitled to receive a cumulative dividend in cash at the rate of 9% of the liquidation value of such stock per share per annum if determined by the Board of Directors. The holders of 2002B convertible preferred stock do not have any voting rights and their conversion rights have expired. In the case of liquidation or dissolution of the Company, the holders of the 2002B convertible preferred stock shall be entitled to be paid in full the liquidation value, $32 per share, after payment of full liquidation value to the holders of 2002 convertible preferred stock, 2002A convertible preferred stock, and before the holders of common stock.

The Board of Directors designated 200,000 shares of preferred stock as 2003 convertible preferred stock; however, no shares of the 2003 convertible preferred stock have been issued and the Board of Directors has indicated that no such shares will be issued.

Brooke Corporation

Notes to Consolidated Financial Statements—(Continued)

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

In the first quarter of 2003, the Company authorized the split of common stock at a ratio of 6-for-1 and in the second quarter of 2004, the Company authorized the split of common stock at a ratio of 2-for-1.

In April 2004, the Company’s shareholders approved the reduction of the common stock’s par value from $1.00 to $.01 per share. The Company’s shareholders also authorized an increase in the number of common shares from 9,500,000 to 99,500,000. The common shareholders shall possess all rights and privileges afforded to capital stock by law, subject to holders of convertible preferred stock.

(n) Per Share Data

Basic net income per share is calculated by dividing net income, less preferred stock dividends declared in the period (whether or not paid) and the dividends accumulated for the period on cumulative preferred stock (whether or not earned), by the average number of shares of the Company’s common stock outstanding. Diluted net income per share is calculated by including the probable conversion of preferred stock to common stock, and then dividing net income, less preferred stock dividends declared on non-convertible stock during the period (whether or not paid) and the dividends accumulated for the period on non-convertible cumulative preferred stock (whether or not earned), by the adjusted average number of shares of the Company’s common stock outstanding. Total preferred stock dividends declared during the years ended December 31, 2004, 2003 and 2002 were $194,000, $196,000 and $214,000, respectively.

The prior year comparative average number of shares of common stock has been adjusted to reflect the 2-for-1 stock split in 2004 and the 6-for-1 stock split in 2003.

	Years ended
(in thousands, except per share data)	December 31, 2004		December 31, 2003		December 31, 2002
Basic Earnings Per Share
Net Income		$6,694		$4,160		$1,450
Less: Preferred Stock Dividends		(194)		(196)		(214)

Income Available to Common Stockholders		6,500		3,964		1,236
Average Common Stock Shares	9,362		9,293		9,090
Less: Treasury Stock Shares	—	9,362	—	9,293	(11)	9,079

Basic Earnings Per Share		$.69		$.42		$.14

	December 31, 2004		December 31, 2003		December 31, 2002
Diluted Earnings Per Share
Net Income		$6,694		$4,160		$1,450
Less: Preferred Stock Dividends on Non-Convertible Shares		(194)		(196)		(149)

Income Available to Common Stockholders		6,500		3,964		1,301
Average Common Stock Shares	9,362		9,293		9,090
Less: Treasury Stock Shares	—				(11)
Plus: Assumed Conversion of Convertible Preferred Shares	—				269
Plus: Assumed Exercise of 562,550 Stock Options	563	9,925	322	9,615	248	9,597

Diluted Earnings Per Share		$.65		$.41		$.14

Brooke Corporation

Notes to Consolidated Financial Statements—(Continued)

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(o) Buyers Assistance Plans

As part of its initial services to franchisees, the Company sometimes assists franchisees with the conversion of acquired businesses into its franchise system pursuant to a Buyers Assistance Plan (“BAP”). Substantially all of the BAP services (inspection reports, operations analysis and marketing plan development) are typically provided by the Company before franchise acquisition. However, some BAP related services (advertising and training) are performed during the four months after acquisition and a portion of BAP fees are correspondingly deferred. Unearned Buyer Assistance Plan and other related fees were $410,000 and $771,000 at December 31, 2004 and 2003, respectively.

(p) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries except for the following qualifying special purpose entities: Brooke Acceptance Company LLC, Brooke Captive Credit Company 2003, LLC and Brooke Securitization Company 2004A, LLC. These qualifying special purpose entities were formed for the sole purpose of acquiring loans in connection with the securitization of agency loans. Each is treated as its own separate and distinct entity. Qualifying special purpose entities are specifically excluded from consolidation under FIN 46. All significant intracompany accounts and transactions have been eliminated in consolidation of the financial statements.

(q) Accounts and Notes Receivable, Net

The net notes receivable included as part of the “Accounts and notes receivable, net” asset category are available for sale and are carried at the lower of cost or market. Any changes in the net notes receivable balances are classified as an operating activity.

(r) Other Receivables

Included in Other receivables are reimbursements due from franchisees and agents for possible cancellation of policies, and receivables from sellers for consulting fees and other services. Most of these amounts are collected within 30 days from franchisees, borrowers or agents and all amounts are collected within 12 months from date of recording.

(s) Advertising

The Company expenses the costs of advertising as they are incurred. Total advertising expense for the years ended December 31, 2004, 2003 and 2002 was $4,589,000, $2,098,000 and $843,000, respectively.

(t) Restricted Cash

Cash payments are made monthly to First National Bank of Phillipsburg as trustee for the Industrial Revenue Bonds. These funds are held by the trustee for payment of semi-annual interest and principal payments to bond holders on January 1st and July 1st. The amount of cash held at First National Bank of Phillipsburg at December 31, 2004 and 2003 was $59,000 and $63,000, respectively.

The Company holds insurance commissions for the special purpose entity Brooke Acceptance Company LLC for the purpose of making future loan payments and the use of these funds is restricted until the next monthly loan payment is made. The amount of commissions held at December 31, 2004 and 2003 was $410,000 and $326,000, respectively.

Brooke Corporation

Notes to Consolidated Financial Statements—(Continued)

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(u) Securities

The carrying values of securities were $17,889,000 and $11,381,000 at December 31, 2004 and 2003, respectively, and consisted primarily of three types of securities: interest only strip receivable in loan securitizations, retained interests in loan securitizations and common stock. These securities are classified as available for sale under SFAS 115 “Accounting for Certain Investments in Debt and Equity Securities.”

Loan securitizations represent the transfer of notes receivable by sale, to a bankruptcy-remote special purpose entity that issues asset-backed notes to accredited investors. The aggregate carrying values of $17,115,000 and $10,608,000 at December 31, 2004 and 2003 respectively, for the corresponding marketable securities approximates the fair value as calculated by the Company using reasonable assumptions.

The carrying values of the interest only strip receivable in loan securitizations were $3,409,000 and $2,092,000 at December 31, 2004 and 2003, respectively. The carrying values of retained interests were $13,706,000 and $8,516,000 at December 31, 2004 and 2003, respectively. The amount of unrealized gain on the interest only strip receivable was $226,000 and $96,000 at December 31, 2004 and 2003, respectively.

When the Company sells note receivables in securitizations of insurance agency loans, it retains an interest-only strip receivable, a subordinated tranche and cash reserve accounts, all of which are retained interests in the loan securitizations. The amount of gain or loss recorded on the sale of notes receivable in securitizations depends in part on the previous carrying amount of the financial assets involved in the transfer, allocated between the assets sold and the retained interests based on their relative fair value at the date of transfer. To initially obtain fair value of retained interest resulting from securitization of note receivables, quoted market prices are used if available. However, quotes are generally not available for such retained interests, so the Company typically estimates fair value based on the present value of future expected cash flows estimated using management’s best estimates of key assumptions, credit losses (.5% annually), prepayment speed (10% annually) and discount rates (8.5%) commensurate with the risks involved.

Upon the securitization of financial assets, unaffiliated purchasers in the transferred assets obtain full control over the assets and obtain the right to freely pledge or transfer the note receivables. Servicing associated with the transferred assets is the responsibility of unaffiliated servicing companies, which are compensated directly from cash flows generated from the transferred assets.

Although the Company does not provide recourse on the transferred notes and is not obligated to repay amounts due to unaffiliated purchasers, its retained interest is subject to loss, in part or in full, in the event credit losses exceed initial and ongoing management assumptions used in the fair market value calculation. Additionally, a partial loss of retained interest could occur in the event actual prepayments exceed management’s initial and ongoing assumptions used in the fair market calculation.

Cash flows associated with the Company’s retained interest in the transferred assets are subordinate to cash flow distributions to the trustee over the transferred assets, servicer of the transferred loans and unaffiliated purchasers. Actual prepayments and credit losses will impact the amount and frequency of cash flow distributions to the Company from its retained interest. Although the Company expects to receive a certain level of cash flow over the life of the securitized receivables and the term of the securitization notes, the Company will not receive full return of its retained interest until all obligations with respect to underlying loans are met.

Subsequent to the initial calculation of the fair value of retained interest, the Company utilizes the same initial fair market calculation methodology to determine the ongoing fair market value of the retained interest. Ongoing fair value is calculated using the then current outstanding principal of the transferred note receivables

Brooke Corporation

Notes to Consolidated Financial Statements—(Continued)

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

and the outstanding balances due unaffiliated purchasers, which are reflective of credit losses and prepayments prior to the fair value recalculation. Additionally, the Company completes an ongoing analysis of key assumptions used in the fair market value calculation to ensure that such assumptions used in the calculation are viable, based on current and historical prepayment and credit loss trends within similar asset types. Based upon this analysis, the assumptions currently used have not changed since the inception of the securities. Management may make necessary adjustments to key assumptions based on current and historical trends, which may result in an immediate reduction or impairment loss in the fair market value of retained interest. There are no trends known to management that will likely result in a change in the Company’s assumptions in the near future. Accordingly, although the value of the securities will decline as a result of underlying loan repayments, the Company does not anticipate changes in the fair value of securities in the near future based upon changes in assumptions. Summarized in footnote 2 to the Company’s consolidated financial statements is a sensitivity analysis or stress test on retained interests to determine the impact of a 10% and 20% variance in key assumptions currently used by management to calculate the fair value of retained interest.

Footnote 2 also contains a table summarizing the principal balances of loans managed by the Company, which includes the subordinate tranche (equity interest in securities balance) within the securitized note receivables. Included within the table are delinquency and net credit loss trends of managed receivables at December 31, 2004 and 2003.

The Company acquired approximately 9% of the stock outstanding in First American Capital Corporation in October, 2003 for $772,000. This investment was subsequently sold in March, 2005 for $770,000.

(v) Insurance Losses and Loss Expenses

Insurance losses to be incurred and loss expenses to be paid by DB Indemnity, LTD. are estimated and recorded when advised by the insured. Outstanding losses and loss expense adjustments represent the amounts needed to provide for the estimated ultimate cost of settling claims relating to insured events that have occurred before the balance sheet date. These amounts are based upon estimates of losses reported by the insureds plus an estimate for losses incurred but not reported.

Management believes that the provision for outstanding losses and loss expenses will be adequate to cover the ultimate net cost of losses incurred to the balance sheet date but the provision is necessarily an estimate and may ultimately be settled for a significantly greater or lesser amount. It is at least reasonably possible that management will revise this estimate significantly in the near term. Any subsequent differences arising are recorded in the period in which they are determined.

(w) Other Operating Interest Expense

Operating interest expense includes interest paid by the Company’s finance subsidiary to DZ BANK AG Deutsche Zentral-Genossenschaftsbank on a line of credit loan for the purpose of originating insurance agency loans and is therefore an operating expense. The interest paid to DZ BANK AG for the year ending December 31, 2004 was $291,000. No interest was paid prior to 2004. The finance subsidiary also pays interest to bondholders. The funds received from the sale of the bonds were for the purpose of originating loans and the associated interest expense is therefore an operating expense. Bond interest expenses for the years ended December 31, 2004, 2003 and 2002 were $426,000, $458,000, and $496,000, respectively. The Company also pays interest to debenture holders. The funds received from the sale of debentures were used by the finance subsidiary to originate loans and the associated interest expense is therefore an operating expense. The debenture interest expenses for the years ended December 31, 2004, 2003, and 2002 were $209,000, $207,000, and $0, respectively.

Brooke Corporation

Notes to Consolidated Financial Statements—(Continued)

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(x) Stock-Based Compensation

The Company has granted stock options to employees of the Company pursuant to its 2001 Compensatory Stock Option Plan. The Company’s net income would have been reduced to $6,493,000, $3,952,000, and $1,311,000 for the years ended December 31, 2004, 2003, and 2002 respectively with the Company’s income per fully diluted share being reduced to $.64, $.39 and $.12 at December 31, 2004, 2003, and 2002 respectively, if the compensation cost for the stock options had been determined based on the fair value at the date of grant pursuant to the provisions of SFAS No. 123, “Accounting for Stock-Based Compensation.” The Company made the following assumptions when calculating the fair value of the stock option: expected stock volatility of 30%; risk-free interest rate of 5%; and dividend rate of 1%. See footnote 13 for additional disclosures.

(in thousands, except per share data)	2004	2003	2002
Net income as reported	$6,694	$4,160	$1,450
Total stock-based employee compensation cost determined under fair value method for all awards, net of related income tax effects	(201)	(208)	(139)
Pro forma net income	6,493	3,952	1,311
Basic earnings per share:
As reported	.69	.42	.14
Pro forma	.67	.40	.12
Diluted earnings per share:
As reported	.65	.41	.14
Pro forma	.63	.39	.12

(y) Interest-only strip receivable

The aggregate carrying values of interest only-strip receivables were $2,484,000 and $3,120,000 at December 31, 2004 and 2003, respectively. Interest-only strip receivables represent the fair value of an asset resulting from the sale of notes receivable to a participating bank. The amount of unrealized gain on the interest-only strip receivable was $275,000 and $270,000 at December 31, 2004 and 2003, respectively. The interest-only strip receivables have varying dates of maturities ranging from the 3rd quarter of 2011 to the 4th quarter of 2019.

When the Company sells note receivables to a participating bank, it retains an interest-only strip receivable. The amount of gain or loss recorded on the sale of notes receivable to a participating bank depends in part on the previous carrying amount of the financial assets involved in the transfer, allocated between the assets sold and the interest-only strip receivable based on its relative fair value at the date of transfer. To obtain fair values, the Company estimates fair value based on the present value of future expected cash flows using management’s best estimates of the key assumptions (credit losses, prepayment speeds, and discount rates) commensurate with the risks involved. For additional information on the key assumptions and risks involved see footnote number 2.

Brooke Corporation

Notes to Consolidated Financial Statements—(Continued)

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

2. Notes Receivable

At December 31, 2004 and 2003, accounts and notes receivable consist of the following:

(in thousands)	December 31, 2004	December 31, 2003
Business loans	$158,875	$106,390
Less: Business loans sold	(124,720)	(96,599)
Commercial real estate loans	24,509	6,342
Less: Real estate loans sold	(16,472)	(5,732)
Loans with subsidiaries	16,505	3,148
Less: Subsidiaries loans sold	(16,505)	(3,148)
Plus: Loan participations not classified as a true sale	2,452	409

Total notes receivable, net	44,644	10,810
Interest earned not collected on notes*	819	734
Customer receivables	6,915	4,461
Allowance for doubtful accounts	(575)	—

Total accounts and notes receivable, net	$51,803	$16,005

*	The Company has a corresponding liability for interest payable to participating lenders in the amounts of $285,000 and $200,000 at December 31, 2004 and 2003, respectively.

Brooke Credit Corporation has loaned money to the Company and subsidiaries of the Company. These notes receivable have been eliminated in consolidation to the extent the notes receivable have not been sold to an unaffiliated third party. The sale of all or a portion of the intracompany notes receivable to an unaffiliated third party results in a notes payable, as discussed in footnote 4.

Loan participations and loan securitizations represent the transfer of notes receivable, by sale, to “participating” lenders or special purpose entities. The Company receives consideration from the transfer of note receivables, through retained interest and servicing assets. These transfers are accounted for by the criteria established by FAS 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.”

The transfers that do not meet the criteria established by FAS 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” are classified as secured borrowings and the balances recorded as both a note receivable asset and participation payable liability. At December 31, 2004 and 2003, secured borrowings totaled $2,452,000 and $409,000, respectively.

Of the note receivables sold, at December 31, 2004 and 2003, $138,740,000 and $101,922,000, respectively, were accounted for as sales because the transfers meet the criteria established by FAS 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” Purchasers of these note receivables obtained full control over the transferred assets (i.e. notes receivables) and obtained the right, free of conditions that constrain it from taking advantage of that right, to pledge or exchange the notes receivables. Furthermore, the agreements to transfer assets do not entitle, or obligate, the Company to repurchase or redeem the notes receivable before their maturity except in the event of an uncured breach of warranty.

When the Company sells notes receivable, it generally retains interest and servicing income. Gain or loss on sales of the notes receivable depends in part on the previous carrying amount of the financial assets involved in the transfer, allocated between the assets sold and the retained interest and servicing assets based on their relative fair value at the date of transfer.

Brooke Corporation

Notes to Consolidated Financial Statements—(Continued)

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

On loan participations, the Company is typically paid annual servicing fees ranging from .25% to 1.375% of the outstanding loan balance. In those instances whereby annual service fees paid to the Company are less than the minimum cost of servicing, which is estimated at .25% of the outstanding balance, a servicing liability is recorded. Additionally, the Company often retains interest income. The Company’s right to interest income is not subordinate to the purchasers’ interests and the Company shares interest income with purchasers on a prorata basis. Although not subordinate to purchasers’ interests, the Company’s retained interest is subject to credit and prepayment risks on the transferred assets. Additionally, on loan participations sold with recourse, the Company’s retained interest is subject to credit risk on the transferred assets.

On loan securitizations, the Company is typically paid annual servicing fees ranging from .10% to .25% of the outstanding securitized loan balances. Additionally, the Company often retains interest income. The Company’s right to interest income is subordinate to the investor’s interests. As such, the Company’s retained interest is subject to credit and prepayment risks on the transferred assets.

In April 2003, Brooke Credit Corporation sold $15,825,000 of loans to qualifying special purpose entity Brooke Acceptance Company LLC. This sale represents a loan securitization for which an interest receivable was retained. Of the loans sold, $13,350,000 of asset-backed securities were issued to accredited investors by Brooke Acceptance Company LLC. Brooke Credit Corporation received servicing income of $11,000 and $11,000, respectively from the primary servicer for the years ended December 31, 2004 and 2003. The fair value of the difference between loans sold and securities issued to accredited investors and the fair value of interest receivable retained were recorded on the Company’s books as a security with balances of $3,502,000 and $3,684,000, respectively on December 31, 2004 and 2003. This security is comprised of retained interest totaling $470,000 and retained equity in the special purchase entity totaling $3,032,000.

In November 2003, Brooke Credit Corporation sold $23,526,000 of loans to qualifying special purpose entity Brooke Captive Credit Company 2003, LLC. This sale represents a loan securitization for which an interest receivable was retained. Of the loans sold, $18,500,000 of asset backed securities were issued to accredited investors by Brooke Captive Credit Company 2003 LLC. Brooke Credit Corporation received servicing income of $17,000 and $2,000, respectively from the primary servicer for the years ended December 31, 2004 and 2003. The fair value of the difference between loans sold and securities issued to accredited investors and the fair value of interest receivable retained were recorded on the Company’s books as a security with balances of $6,955,000 and $6,924,000, respectively on December 31, 2004 and 2003. This security is comprised of retained interest totaling $984,000 and retained equity in the special purchase entity totaling $5,971,000.

In June 2004, Brooke Credit Corporation sold $24,832,000 of loans to qualifying special purpose entity Brooke Securitization Company 2004A, LLC. This sale represents a loan securitization for which an interest receivable was retained. Of the loans sold, $20,000,000 of asset backed securities were issued to accredited investors by Brooke Securitization Company 2004A, LLC. Brooke Credit Corporation received servicing income of $6,000 from the primary servicer for the year ending December 31, 2004. The fair value of the difference between loans sold and securities issued to accredited investors and the fair value of interest receivable retained were recorded on the Company’s books as a security with a balance of $6,658,000 on December 31, 2004. This security is comprised of retained interest totaling $1,955,000 and retained equity in the special purchase entity totaling $4,703,000.

At December 31, 2004 and 2003, the Company had transferred assets with balances totaling $138,740,000 and $101,922,000, respectively resulting in pre-tax gains for the years ended December 31, 2004, 2003 and 2002 of $2,475,000, $4,368,000 and $2,762,000, respectively.

Brooke Corporation

Notes to Consolidated Financial Statements—(Continued)

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

The fair value of retained interest is calculated by estimating the net present value of interest income on loans sold using the discount rate and prepayment speeds noted in the following table. The fair value of the retained interest is also reduced by the amount of estimated credit losses on loans sold with recourse and loans sold in securitizations, which are calculated using the estimated credit loss percentage noted in the following table. At December 31, 2004 and 2003, the fair value of retained interest recorded by the Company was $5,893,000 and $5,212,000, respectively. Of the totals at December 31, 2004, $2,484,000 was listed as Interest-Only Strip Receivable on the Company’s balance sheet and $3,409,000 in retained interest carried in the Company’s securities. Of the totals at December 31, 2003, $3,120,000 was listed as Interest-Only Strip Receivable on the Company’s balance sheet and $2,092,000 in retained interest carried in the Company’s securities.

Of the business and real estate loans at December 31, 2004 and 2003, $3,733,000 and $14,131,000, respectively, in loans were sold to various participating lenders with recourse to Brooke Credit Corporation. Such recourse is limited to the amount of actual principal and interest loss incurred and any such loss is not due for payment to the participating lender until such time as all collateral is liquidated, all actions against the borrower are completed and all liquidation proceeds applied. However, participating lenders may be entitled to periodic advances from Brooke Credit Corporation against liquidation proceeds in the amount of regular loan payments. At December 31, 2004, all such recourse loans: a) had no balances more than 60 days past due; b) had adequate collateral; c) and were not in default.

To obtain fair values of retained interests, quoted market prices are used if available. However, quotes are generally not available for retained interests, so the Company typically estimates fair value based on the present value of future expected cash flows estimated using management’s best estimates of key assumptions, credit losses, prepayment speed and discount rates commensurate with the risks involved.

The value of the “Servicing Asset” is calculated by estimating the net present value of net servicing income (or expense) on loans sold using the discount rate and prepayment speeds noted in the following table. At December 31, 2004 and 2003, the value of the servicing asset recorded by the Company was $2,909,000 and $1,723,000, respectively. Subsequent to the initial recording at fair value, the servicing asset is amortized in proportion to and over the period of estimated net servicing income.

The value of the “Servicing Liability” is calculated by estimating the net present value of net servicing expense on loans sold using the discount rate and prepayment speeds noted in the following table. At December 31, 2004 and 2003, the value of the servicing liability recorded by the Company was $39,000 and $46,000, respectively.

The predominant risk characteristics of the underlying loans of the Company’s retained interest and servicing assets have been analyzed by management to identify how to stratify these assets for the purpose of evaluating and measuring impairment. The underlying loans are very similar in virtually all respects; however management has concluded that those underlying loans with adjustable interest rates should be evaluated separately from loans with fixed interest rates. Accordingly, different key economic assumptions have been used when determining the fair value of retained interest and servicing assets resulted from fixed rate loans than have been used for adjustable rate loans. No valuation allowance has been established because the fair value for the adjustable rate loan stratum is not less than the carrying amount of the servicing assets.

Although substantially all of the Company’s loans are adjustable, a discount rate has been applied to reflect the net present value of future revenue streams. As such, changes in the net present value rate, or discount rate, resulting from interest rate variations, could adversely affect the asset’s fair value.

Brooke Corporation

Notes to Consolidated Financial Statements—(Continued)

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

Impairment of retained interest and servicing asset are evaluated and measured annually. The impairment testing is performed by taking the current interest and servicing revenue stream and valuing the new revenue stream with the same assumptions as were used in the initial recording of the assets. The new revenue stream is based on the loan balances at the date the impairment test is completed which will include all prepayments on loans and any credit losses for those loans. The new discounted revenue stream is then compared to the carrying value on the Company’s books and if the new value is greater than the value on the books no impairment has occurred. If the new discounted revenue stream is less than the value on the books an impairment has occurred and the Company would write the asset down to the new discounted revenue stream. No impairment was recognized in the years ended December 31, 2004, 2003 and 2002.

At December 31, 2004, key economic assumptions used in measuring the retained interests and servicing assets when loans were sold or securitized during the year were as follows (rates per annum):

	Business Loans (Adjustable Rate Stratum)*	Business Loans (Fixed-Rate Stratum)
Prepayment speed	10%	8%
Weighted average life (months)	137	61
Expected credit losses	.5%	.21%
Discount rate	8.5%	8.5%

*	Rates for these loans are adjusted based on an index (for most loans, the New York prime rate plus 3.50%). Contract terms vary but, for most loans, the rate is adjusted annually on December 31st. Beginning in the third quarter of 2004, contract terms on new loans are adjusted monthly or daily to an index as noted above.

At December 31, 2004, key economic assumptions and the sensitivity of the current fair value of residual cash flows to immediate 10 percent and 20 percent adverse changes in those assumptions are as follows:

(in thousands)	Business Loans (Adjustable Rate Stratum)	Business Loans (Fixed Rate Stratum)
Prepayment speed assumption (annual rate)	10%	8%
Impact on fair value of 10% adverse change	(196)	(1)
Impact on fair value of 20% adverse change	(385)	(2)

Expected credit losses (annual rate)	.5%	.21%
Impact on fair value of 10% adverse change	(72)	(0)
Impact on fair value of 20% adverse change	(110)	(1)

Discount rate (annual)	8.5%	8.5%
Impact on fair value of 10% adverse change	(192)	(2)
Impact on fair value of 20% adverse change	(371)	(4)

These sensitivities are hypothetical and should be used with caution. The effect of a variation in a particular assumption on the value of the retained interests and servicing assets is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

The above adverse changes for prepayment speed and discount rate are calculated on the Company’s retained interests and servicing assets on loans sold totaling $138,740,000. The above adverse changes for expected credit losses are calculated on the Company’s retained interests in loans sold with recourse to participating lenders and loans sold in securitizations.

Brooke Corporation

Notes to Consolidated Financial Statements—(Continued)

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

The following illustrate how the changes in fair values were calculated for 10% and 20% adverse changes in key economic assumptions.

Effect of Increases in Assumed Prepayment Speed on Servicing Asset

	Adjustable Rate Stratum		Fixed Rate Stratum
(in thousands)	10% Prepayment Increase	20% Prepayment Increase	10% Prepayment Increase	20% Prepayment Increase
Estimated cash flows from loan servicing fees	$5,222	$5,065	$171	$170
Servicing expense	(923)	(890)	(156)	(154)
Discount of estimated cash flows at 8.5% rate	(1,470)	(1,416)	(10)	(10)

Carrying value of servicing asset after effect of increases	2,829	2,759	5	6
Carrying value of servicing asset before effect of increases	2,904	2,904	5	5

Decrease of carrying value due to increase in prepayments	$(75)	$(145)	$0	$1

Effect of Increases in Assumed Prepayment Speed on Retained Interest (Interest Only Strip Receivable, including retained interest carried in Securities balance)

	Adjustable Rate Stratum		Fixed Rate Stratum
(in thousands)	10% Prepayment Increase	20% Prepayment Increase	10% Prepayment Increase	20% Prepayment Increase
Estimated cash flows from interest income	$7,747	$7,531	$202	200
Estimated credit losses	(820)	(794)	(3)	(3)
Discount of estimated cash flows at 8.5% rate	(1,336)	(1,264)	(18)	(18)

Carrying value of retained interests after effect of increases	5,591	5,473	181	179
Carrying value of retained interests before effect of increases	5,712	5,712	181	181

Decrease of carrying value due to increase in prepayments	$(121)	$(239)	$0	$(2)

Effect of Increases in Assumed Credit Loss Rate on Retained Interest (Interest Only Strip Receivable, including retained interest carried in Securities balance)

	Adjustable Rate Stratum		Fixed Rate Stratum
(in thousands)	10% Credit Loss Increase	20% Credit Loss Increase	10% Credit Loss Increase	20% Credit Loss Increase
Estimated cash flows from interest income	$7,967	$7,967	$203	$203
Estimated credit losses	(878)	(927)	(4)	(4)
Discount of estimated cash flows at 8.5% rate	(1,448)	(1,438)	(19)	(18)

Carrying value of retained interests after effect of increases	5,641	5,602	180	181
Carrying value of retained interests before effect of increases	5,712	5,712	181	181

Decrease of carrying value due to increase in credit losses	$(71)	$(110)	$(1)	$0

Brooke Corporation

Notes to Consolidated Financial Statements—(Continued)

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

Effect of Increases in Assumed Discount Rate on Servicing Asset

	Adjustable Rate Stratum		Fixed Rate Stratum
(in thousands)	10% Discount Rate Increase	20% Discount Rate Increase	10% Discount Rate Increase	20% Discount Rate Increase
Estimated cash flows from loan servicing fees	$5,390	$5,390	$173	$173
Servicing expense	(958)	(958)	(158)	(158)
Discount of estimated cash flows	(1,610)	(1,685)	(10)	(10)

Carrying value of servicing asset after effect of increases	2,822	2,747	5	5
Carrying value of servicing asset before effect of increases	2,904	2,904	5	5

Decrease of carrying value due to increase in discount rate	$(82)	$(157)	$0	$0

Effect of Increases in Assumed Discount Rate on Retained Interest (Interest Only Strip Receivable, including retained interest carried in Securities balance)

	Adjustable Rate Stratum		Fixed Rate Stratum
(in thousands)	10% Discount Rate Increase	20% Discount Rate Increase	10% Discount Rate Increase	20% Discount Rate Increase
Estimated cash flows from interest income	$7,967	$7,967	$203	$203
Estimated credit losses	(845)	(845)	(4)	(4)
Discount of estimated cash flows	(1,518)	(1,622)	(20)	(22)

Carrying value of retained interests after effect of increases	5,604	5,500	179	177
Carrying value of retained interests before effect of increases	5,712	5,712	181	181

Decrease of carrying value due to increase in discount rate	$(108)	$(212)	$(2)	$(4)

The following is an illustration of disclosure of expected static pool credit losses to the Company for loan participations sold with recourse and loans sold in securitizations. “Static pool credit loss” is an analytical tool that matches credit losses with the corresponding loans so that loan growth does not distort or minimize actual loss rates. The Company discloses static pool loss rates by measuring credit losses for loans originated in each of the last three years.

	Recourse & Securitized Loans Sold in
	2004	2003	2002
Actual & Projected Credit Losses (%) at:
December 31, 2004	0	0	0
December 31, 2003		0	0
December 31, 2002			0

Brooke Corporation

Notes to Consolidated Financial Statements—(Continued)

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

The following table presents quantitative information about delinquencies, net credit losses and components of loan participations sold with recourse, unsold, or inventoried, loans and the equity interest carried in securities balance at and for the years ended December 31, 2004 and 2003:

	Total Principal Amount of Loans		Principal Amounts 60 or More Days Past Due*		Net Credit Losses**
(in thousands)	2004	2003	2004	2003	2004	2003
Type of Loan
Participations sold with recourse	$3,733	$14,131	$0	$0	$0	$0
Inventory loans	44,644	10,810	135	0	0	0
Equity interest in securities balance	13,706	8,516	0	0	0	0

Total loans managed	$62,083	$33,457	$135	$0	$0	$0

*	Loans 60 days or more past due are based on end of period total loans
**	Net credit losses are charge-offs and are based on total loans outstanding

3. Property and Equipment

A summary of property and equipment and depreciation is as follows:

(in thousands)	December 31, 2004	December 31, 2003
Furniture	$1,311	$1,420
Office and computer equipment	2,285	1,976
Automobiles and airplanes	1,169	1,439
Building and leasehold improvements	1,514	1,220
Land	417	—

	6,696	6,055
Less: Accumulated depreciation	(2,180)	(2,577)

Property and equipment, net	$4,516	$3,478

Depreciation expense	$629	$433

Brooke Corporation

Notes to Consolidated Financial Statements—(Continued)

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

4. Bank Loans, Notes Payable, and Other Long-Term Obligations

(in thousands)	2004	2003
Seller notes payable. These notes are payable to the seller of businesses that the Company has purchased and are collateralized by assets of the businesses purchased. Some of these notes have an interest rate of 0% and have been discounted at a rate of 5.50% to 6.75%. Interest rates on these notes range from 4.00% to 8.00% and maturities range from January 2005 to January 2013.	$20,980	$11,122
Line of credit. Maximum line of credit available of $4,000,000. Collateralized by notes receivable. Line of credit due October 2005. Interest rate is 7.25% with interest and principal due monthly.	3,005	2,000
DZ BANK AG Deutsche Zentral-Genossenschaftsbank line of credit. Maximum line of credit available of $50,000,000. Collateralized by notes receivable. Line of credit due August 2009. Interest rate is 1.75% with interest due monthly.	24,092	—
Company debt with banks. These notes are payable to banks and collateralized by various assets of the company. Interest rates on these notes range from 5.5% to 11.75%. Maturities range from January 2005 to September 2015.	24,780	13,455
Company automobile notes payable. The Company uses Chrysler Credit Corporation to finance the company fleet. These loans are collateralized by the automobiles financed. The interest rates range from 5.75% to 7.65%. Maturities range from March 2005 to January 2008.	236	235

Total bank loans and notes payable	73,093	26,812
Bonds and debentures payable and capital lease obligation (See Notes 5 and 6)	7,389	8,164

Total bank loans, notes payable and other long-term obligations	80,482	34,976
Less: Current maturities and short-term debt	(43,092)	(9,540)

Total long-term debt	$37,390	$25,436

Seller notes payable are typically the deferred portion of purchase prices paid by the Company to acquire insurance agencies for resale by the Company to franchisees. Seller notes payable are secured by a collateral interest in the insurance policy renewal rights purchased by the Company. Sellers typically agree that their security interests are subordinate to Brooke Credit’s security interests in the renewal rights of the agency, which also collateralize the loans made by Brooke Credit to franchisees. The renewal rights associated with the collateral interests of seller notes payable had estimated annual commissions of $35,192,000 at December 31, 2004.

As referenced in footnote 1(i), the Investment in Businesses inventory at December 31, 2004 was partially funded with a $439,000 seller note payable collateralized by renewal rights generating estimated annual commissions of $469,000. None of the Amortizable Intangible Assets described in footnote 1(g) and none of the Acquisitions and Divestitures described in footnote 12 was financed with seller note payables at December 31, 2004.

Three notes payable to banks for Company debt require the Company to maintain minimum financial ratios or net worth and restrict dividend payments from Brooke Credit Corporation to the Company.

The note payable to DZ BANK AG Deutsche Zentral-Genossenschaftsbank also requires the Company and Brooke Credit Corporation to maintain minimum stockholders’ equity. The covenants do not restrict management’s ability to pay dividends (if minimum stockholders’ equity is maintained) or restrict management’s

Brooke Corporation

Notes to Consolidated Financial Statements—(Continued)

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

ability to incur additional debt. The note is subject to up front fees, which have been paid and are included in the deferred charges account. The note is also subject to recurring fees based on the use of the line of credit (monthly program fee and a non-use fee). The Company records the balance on this loan as a current obligation as the intent is to securitize the loans collateralized within twelve months. This line of credit matures August 2009 with the Company being able to advance and pay down the principal balance until maturity.

The other bank loans, notes payable and other long term obligations do not contain covenants that: require the Company to maintain minimum financial ratios or net worth; restrict management’s ability to pay dividends; restrict management’s ability to buy or sell assets; restrict management’s ability to incur additional debt; or include any subjective acceleration clauses.

Interest incurred on bank loans, notes payable and other long-term obligations for the years ended December 31, 2004, 2003 and 2002 was $3,267,000, $1,241,000 and $749,000, respectively.

Short-term debt represents the DZ BANK AG Deutsche Zentral-Genossenschaftsbank line of credit, the line of credit listed in the preceding table and non-cash investing transactions utilized to purchase business assets.

Bank loans, notes payable and other long-term obligations mature as follows:

Twelve Months Ended Dec 31 (in thousands)	Bank Loans & Notes Payable	Capital Lease	Bonds & Debentures Payable	Total
2005	$41,953	$70	$1,069	$43,092
2006	9,096	80	4,315	13,491
2007	6,219	80	1,340	7,639
2008	3,815	90	—	3,905
2009	3,963	90	—	4,053
Thereafter	8,047	255	—	8,302

	$73,093	$665	$6,724	$80,482

5. Long-Term Debt, Bonds Payable

Brooke Credit Corporation offered secured bonds (series 2000F) for sale to the public in $5,000 denominations. The bonds were issued in registered form with interest payable semi-annually on January 1st and July 1st of each year. Holders of series 2000F bonds representing $4,315,000 in principal value elected to modify the terms of their bonds by extending the maturity date to July 1, 2006 and permitting the bonds to be called by Brooke Credit Corporation during the period from the original maturity date to the extended maturity date. Holders of series 2000F bonds representing the remaining $705,000 in principal value elected not to modify the terms of their bonds and were paid in full at maturity. Brooke Credit Corporation covenants not to incur debt or obligations superior to its obligations to bondholders or pay dividends to shareholders.

The Company offered unsecured debentures (Series A and Series B) for sale to the public in denominations of $1,000 with a minimum purchase amount of $5,000. The bonds were issued in book-entry form and registered in the name of The Depository Trust Company or its nominee. Interest is paid semi-annually on December 1st and June 1st. The Series B debentures are callable on the third anniversary of the date of issuance of the debentures. The Company used the debenture sale proceeds to acquire insurance agencies for inventory, make corporate acquisitions, purchase loan participation certificates and make short-term working capital loans to insurance agents or other Company subsidiaries.

The prior year comparative principal value was adjusted to reflect the proper grouping of bondholders electing to extend the maturity date to July 1, 2006.

Brooke Corporation

Notes to Consolidated Financial Statements—(Continued)

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

At December 31, 2004 and 2003, the bonds and debentures payable consist of:

Series (in thousands)	Rate	Maturity	2004 Principal Value	2003 Principal Value
2000F Bonds	9.125%	Jul 1, 2004	$—	$705
2000F Bonds	9.125%	Jul 1, 2006	4,315	4,315
Series A Debentures	8.000%	Dec 1, 2005	1,069	1,069
Series B Debentures	9.250%	Dec 1, 2007	1,340	1,340

Total			$6,724	$7,429

Interest payable was $214,000 and $246,000 at December 31, 2004 and 2003, respectively.

6. Long-Term Debt, Capital Leases

Phillips County, Kansas issued Industrial Revenue Bonds in February 2002 for the purpose of purchasing, renovating, and equipping an office building in Phillipsburg, Kansas for use as a processing center. The total bonds issued were $825,000 with various maturities through 2012. The Company leases the building from Phillips County, Kansas although it may be purchased by the Company for a nominal amount at the expiration of the lease agreement. Under the criteria established by SFAS 13, “Accounting for Leases” this asset has been capitalized in the Company’s financial statements.

Future capital lease payments and long term operating lease payments are as follows:

Years Ended December 31, (in thousands)	Capital Real Estate	Operating Real Estate	Total
2005	$117	$1,448	$1,565
2006	123	1,596	1,719
2007	117	1,465	1,582
2008	121	1,003	1,124
2009	115	347	462
2010	118	180	298
2011 and thereafter	168	—	168

Total minimum lease payments	879	$6,039	$6,918

Less amount representing interest	(214)

		2003
Total obligations under capital leases	665	$735
Less current maturities of obligations under capital leases	(70)	(70)

Obligations under capital leases payable after one year	$595	$665

Brooke Corporation

Notes to Consolidated Financial Statements—(Continued)

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

7. Income Taxes

Net income tax expense is the tax calculated for the year based on the Company’s effective tax rate plus the change in deferred income taxes during the year. The elements of income tax expense are as follows:

(in thousands)	December 31, 2004	December 31, 2003	December 31, 2002
Current	$3,057	$1,923	$—
Deferred	223	160	747

	$3,280	$2,083	$747

During 2003, the deferred tax asset decreased to zero as the result of using all net operating loss carryforwards available to the Company.

For the year ended December 31, 2004, income of $323,000 was earned in Bermuda and is excluded from the U.S. Federal Tax. Under current Bermuda law, DB Indemnity, LTD and DB Group, LTD are not required to pay any taxes in Bermuda on either income or capital gains. They have received an undertaking from the Minister of Finance in Bermuda that in the event of any such taxes being imposed they will be exempted from taxation until March 28, 2016.

Reconciliation of the U.S. federal statutory tax rate to the Company’s effective tax rate on pretax income, based on the dollar impact of this major component on the current income tax expense:

	December 31, 2004	December 31, 2003	December 31, 2002
U.S. federal statutory tax rate	34%	34%	34%
State statutory tax rate	4%	4%	4%
Effect of the utilization of net operating loss carryforwards	(3)%	(3)%	(3)%
Miscellaneous	(2)%	(2)%	(1)%

Effective tax rate	33%	33%	34%

Reconciliation of deferred tax asset:

(in thousands)	2004	2003
Beginning balance, January 1	$—	$160
Deferred income tax expense	—	(160)

Balance, December 31	$—	$—

During 2003, the deferred tax asset decreased to zero as the result of using all net operating loss carryforwards available to the Company.

Reconciliation of deferred tax liability:

(in thousands)	2004	2003
Beginning balance, January 1	$189	$—
Accumulated other comprehensive income, unrealized gain on interest only strip receivables	69	189
Accelerated tax depreciation	223	—

Balance, December 31	$481	$189

Brooke Corporation

Notes to Consolidated Financial Statements—(Continued)

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

Deferred tax liabilities were recorded for the years ended December 31, 2003 and 2004 to recognize the future tax consequences of temporary differences between financial reporting amounts and the tax basis of existing assets and liabilities based on currently enacted tax laws and tax rates in effect for the years in which the differences are expected to reverse.

8. Employee Benefit Plans

The Company has a defined contribution retirement plan covering substantially all employees. Employees may contribute up to the maximum amount allowed pursuant to the Internal Revenue Code, as amended. The Company may contribute an additional amount to the plan at the discretion of the Board of Directors. No employer contributions were charged to expense for years ended December 31, 2004, 2003 and 2002.

9. Concentration of Credit Risk

The Company maintains cash balances at several banks. At December 31, 2004, the Company had account balances of $14,188,000 that exceeded the insurance limit of the Federal Deposit Insurance Corporation.

The Company sells participation interests in loans to numerous banks and finance companies. At December 31, 2004, the Company had sold participation interests in loans totaling $34,091,000 to one financial institution. This represents 33% of the participation interests sold at December 31, 2004, excluding loans sold for securitization.

10. Segment and Related Information

The Company’s three reportable segments as of and for the years ended December 31, 2004 and 2003 consisted of its Franchise Services Business, Insurance Brokerage Business and its Lending (formerly Facilitator) Services Business. In a change from previous periods, the Company includes all initial franchise fees for basic services, initial franchise fees for buyers assistance plans and seller related fees in its Franchise Services Business segment instead of the Lending Services Business segment because the associated activities are an integral part of franchise services.

The Franchise Services Business segment includes the sale of insurance, financial, funeral and credit services on a retail basis through franchisees. The Insurance Brokerage Business segment includes the sale of hard to place and niche insurance policies on a wholesale basis and the ownership of offshore insurance companies. The Lending Services Business segment includes the solicitation, underwriting, origination, sale and servicing of loans. The results of each segment are separately audited and the segments’ accounting policies are the same as those described in the summary of significant accounting policies. The Company assesses administrative fees to each business segment for legal, corporate and administrative services. Administrative fees for Franchise Services, Insurance Brokerage and Lending Services for the year ended December 31, 2004 totaled $5,100,000, $60,000 and $900,000, respectively and for the year ended December 31, 2003 totaled $5,100,000, $600,000 and $1,200,000, respectively. No administrative fees were recorded for the year ended December 31, 2002. Administrative fees are reported as an expense for the individual business segment and reported as “other operating expenses” in the reconciliation of the segment totals to the related consolidated totals. Unallocated corporate-level expenses are reported in the reconciliation of the segment totals to the related consolidated totals as “other operating expenses”.

Brooke Corporation

Notes to Consolidated Financial Statements—(Continued)

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

The tables below reflects summarized financial information concerning the Company’s reportable segments for the years ended December 31, 2004, 2003 and 2002:

2004 (in thousands)	Franchise Services Business	Insurance Brokerage Business	Lending Services Business	Unallocated Amounts	Elimination of Intersegment Activity	Consolidated Totals
Insurance commissions	$57,619	$6,285	$—	$—	$—	$63,904
Policy fee income	—	2,003	—	—		2,003
Insurance premiums earned	—	401	—	—	—	401
Interest income	39	52	5,740	—	(759)	5,072
Gain on sale of notes receivable	—	—	2,448	—	27	2,475
Seller consulting fees	5,236	—	—	—	—	5,236
Initial franchise fees for basic services	8,795	—	—	—	—	8,795
Initial franchise fees for buyers assistance plans	8,122	—	—	—	—	8,122
Gain on sale of businesses	5,261	—	—	—	—	5,261
Other income	211	353	64	179	(153)	654
Total Operating Income	85,283	9,094	8,252	179	(885)	101,923
Interest expense	1,344	330	1,365	1,034	(806)	3,267
Commissions expense	46,725	2,875	—	—	—	49,600
Payroll expense	11,262	3,314	1,441	4,134	—	20,151
Insurance loss and loss expense incurred	—	(17)	—	—	—	(17)
Depreciation and amortization	429	254	973	849	—	2,504
Other operating expenses	15,929	2,047	1,122	(2,085)	(568)	16,444
Income Before Income Taxes	9,594	291	3,351	(3,752)	490	9,974
Segment assets	47,300	13,869	78,664	11,048	(42,551)	108,330
Expenditures for segment assets	27,081	2,488	2,393	1,634	—	33,596

2003 (in thousands)	Franchise Services Business	Insurance Brokerage Business	Lending Services Business	Unallocated Amounts	Elimination of Intersegment Activity	Consolidated Totals
Insurance commissions	$40,110	$5,596	$—	$—	$—	$45,706
Policy fee income	—	610	—	—	—	610
Insurance premiums earned	—	283	—	—	—	283
Interest income	9	71	2,335	61	(657)	1,819
Gain on sale of notes receivable	—	—	4,320	—	48	4,368
Seller consulting fees	4,109	—	—	—	—	4,109
Initial franchise fees for basic services	425	—	—	—	—	425
Initial franchise fees for buyers assistance plans	8,147	—	—	—	—	8,147
Gain on sale of businesses	357	—	—	61	—	418
Other income	2	37	11	32		77
Total Operating Income	53,159	6,597	6,666	154	(609)	65,962
Interest expense	179	162	530	1,027	(657)	1,241
Commissions expense	34,751	2,260	—	—	—	37,011
Payroll expense	5,433	2,163	838	2,921	—	11,355
Insurance loss and loss expense incurred	—	77	—	—	—	77
Depreciation and amortization	38	103	685	597	—	1,423
Other operating expenses	9,208	1,624	1,363	(3,578)	—	8,617
Income Before Income Taxes	3,550	208	3,250	(813)	48	6,243
Segment assets	25,277	13,254	33,485	2,604	(17,762)	56,858
Expenditures for segment assets	1,381	41	—	—	—	1,422

Brooke Corporation

Notes to Consolidated Financial Statements—(Continued)

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

2002 (in thousands)	Franchise Services Business	Insurance Brokerage Business	Lending Services Business	Unallocated Amounts	Elimination of Intersegment Activity	Consolidated Totals
Insurance commissions	$27,966	$2,574	$—	$—	$—	$30,540
Policy fee income	—	173	—	—	—	173
Insurance premiums earned	—	—	—	—	—	—
Interest income	—	66	1,540	—	(869)	737
Gain on sale of notes receivable	—	—	2,762	—	—	2,762
Seller consulting fees	1,589	—	—	—	—	1,589
Initial franchise fees for buyers assistance plans	3,954	—	—	—	—	3,954
Gain on sale of businesses	165	—	—	—	—	165
Gain on extinguishment of debt	439	—	—	—	—	439
Other income	36	—	—	—	—	36
Total Operating Income	34,149	2,813	4,302	—	(869)	40,395
Interest expense	1,122	—	496	—	(869)	749
Commissions expense	25,036	1,148	—	—	—	26,184
Payroll expense	5,925	640	449	—	—	7,014
Depreciation and amortization	444	53	312	—	—	809
Other operating expenses	3,015	311	116	—	—	3,442
Total Before Income Taxes	(1,393)	661	2,929	—	—	2,197
Segment assets	14,981	5,826	12,131	—	(4,583)	28,355
Expenditures for segment assets	1,642	115	—	—	—	1,757

11. Related Party Information

In May 2000, Robert Orr, CEO of Brooke Corporation, Leland Orr, CFO of Brooke Corporation, Michael Hess, President of CJD & Associates, LLC, and Shawn T. Lowry, President of Brooke Franchise Corporation, each personally guaranteed repayment of a Brooke Credit Corporation loan to Austin Agency, Inc., Brownsville, Texas and each received 6.25% of the outstanding stock of Austin Agency, Inc. as consideration. During the fourth quarter of 2004, Orr, Orr, Hess and Lowry were released from their guarantees and surrendered ownership of their Austin Agency stock.

Robert D. Orr and Leland G. Orr own 100% of the voting stock of GI Agency, Inc. Although GI Agency was a franchise agent for the Company in previous years, it is not currently a franchise agent and its business operations do not include insurance sales. Brooke Credit Corporation made loans to GI Agency upon the same general terms as loans made to franchise agencies. During the fourth quarter of 2004, GI Agency repaid its loans in full to Brooke Credit Corporation and, at December 31, 2004, Brooke Credit Corporation had no loans outstanding to GI Agency.

Robert D. Orr and Leland G. Orr own a controlling interest in Brooke Holdings, Inc. which owned 63.06% of the Company’s common stock at December 31, 2004.

Shawn T. Lowry, President of Brooke Franchise Corporation, and Michael S. Lowry, President of Brooke Credit Corporation, are the co-members of First Financial Group, L.C. In June 2001, First Financial Group, L.C., guaranteed 65% of a Brooke Credit Corporation loan to Palmer, L.L.C. of Baxter Springs, Kansas and received a 15% profit interest in Palmer, L.L.C. as consideration. The loan was originated on June 1, 2001 and is scheduled to mature on September 1, 2011. At December 31, 2004, the entire loan principal balance of $603,000 was sold to unaffiliated lenders. The Company’s exposure to loss on this loan totals $324,000, which is the recourse obligation by Brooke Credit Corporation on a loan participation balance.

Brooke Corporation

Notes to Consolidated Financial Statements—(Continued)

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

Kyle L. Garst, Senior Vice President of Brooke Franchise Corporation is the sole manager and sole member of American Financial Group, L.C. In October 2001, First Financial Group, L.C. and American Financial Group, L.C. each guaranteed 50% of a Brooke Credit Corporation loan to The Wallace Agency, L.L.C. of Wanette, Oklahoma and each received a 7.5% profit interest in The Wallace Agency. The loan was originated on October 15, 2001 and is scheduled to mature on January 1, 2014. At December 31, 2004 the entire loan principal balance of $369,000 had been sold to unaffiliated lenders. The Company’s exposure to loss on this loan is limited to a recourse obligation by Brooke Credit Corporation on $254,000 of the loan participation balances.

Anita F. Larson, President and Chief Operating Officer of Brooke Corporation, is married to John Arensberg, a partner in Arensberg Insurance of Overland Park, Kansas. Arensberg Insurance is a franchisee of Brooke Franchise Corporation pursuant to a standard form franchise agreement, and utilizes the administrative and processing services of Brooke Franchise Corporation’s service center employees pursuant to a standard form service center agreement. Brooke Franchise Corporation receives in excess of $60,000 in fees from the franchisee in connection with each of these agreements. Prior to 2004, Brooke Credit Corporation made two loans to Arensberg Insurance upon substantially the same terms and conditions as loans were made to other franchise agents. During the fourth quarter of 2004, the loans were paid in full by Arensberg Insurance and, at December 31, 2004, there were no outstanding loan balances.

Anita Lowry is the sister of Robert D. Orr and Leland G. Orr and the mother of Shawn T. Lowry and Michael S. Lowry and is married to Don Lowry. Don and Anita Lowry are shareholders of American Heritage Agency, Inc. of Hays, Kansas. The Company and American Heritage Agency, Inc. entered into a franchise agreement in February, 1999 pursuant to which American Heritage Agency, Inc. participates in the Company’s franchise program. At December 31, 2004, Brooke Credit Corporation had two loans outstanding to American Heritage Agency with total principal balances of $660,000, of which $547,000 were sold to unaffiliated lenders. Such loans were made on substantially the same terms and conditions as provided to other franchisees and are scheduled to mature on June 15, 2016. The Company’s exposure to loss equals the retained principal balances of $113,000.

Pursuant to an announced personal financial planning process, in July, 2004 Robert D. Orr transferred Brooke Corporation stock into Brooke Holdings, Inc. and in September, 2004 Brooke Holdings, Inc. transferred Brooke Corporation stock to a Brooke Holdings, Inc. minority shareholder. Under Section 16(b) of the Securities Exchange Act of 1934 and the rules thereunder, these transfers by Brooke Holdings, Inc. were “purchases” and “sales” and the resulting short-swing profit of $196,000 was paid by Brooke Holdings, Inc. to Brooke Corporation in the fourth quarter of 2004.

12. Acquisitions and Divestitures

In November 2003, CJD & Associates, L.L.C. acquired 100% of the outstanding shares of Texas All Risk General Agency, Inc. and TAR Holding Company, Inc. for an initial purchase price of $1,000,000. All of the initial purchase price has been allocated to Amortizable Intangible Assets as disclosed in footnote 1 (g). The sellers are entitled to an increase of the initial purchase price equal to 25% of Texas All Risk’s monthly net revenues during the contingency period of November, 2004 to October, 2008. Any such purchase price increase shall be paid to the sellers monthly during the contingency period and, in accordance with paragraph 28 of FAS 141, “Business Combinations,” the payment shall be recorded as an asset when made. Additional payments of the purchase price have been made in the amount of $472,000 since the initial purchase. Texas All Risk offers hard-to-place and niche insurance as a wholesaler under the trade names of Texas All Risk General Agency and All Risk General Agency.

Brooke Corporation

Notes to Consolidated Financial Statements—(Continued)

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

In February 2004, the Company acquired insurance agency assets from Brent and Haeley Mowery for a total purchase price of $499,000. The Company operates this business asset under the trade name of Brooke Auto Insurance Services of San Leandro, California. Its primary business activities include the sale of auto insurance.

In February 2003, the Company acquired 100% of the common stock of Ace Insurance Services, Inc. for $568,000. In May 2003, the Company sold all of its shares of Ace Insurance Services, Inc. for a total purchase price of $616,000.

In August 2002, the Company acquired insurance agency assets operating under the trade-name of Bornstein Financial Group for an initial purchase price of $200,000. In August 2003, an additional payment of $100,000 was made and the purchase price increased to $300,000. The seller is not entitled to any additional increases in purchase price based on future revenues. In accordance with FAS 141, “Business Combinations,” this additional payment was recorded as Amortizable Intangible Asset as disclosed in footnote 1 (g). The Company operates this business asset under Brooke Life and Health, Inc. Its primary business activities include the sale of annuities, long term care and final expense insurance to senior citizens.

In July 2002, the Company acquired 100% of the outstanding ownership interest of CJD & Associates, L.L.C. for an initial purchase price of $2,025,000. A portion of the initial purchase price has been allocated to Amortizable Intangible Assets as disclosed in footnote 1 (g). The sellers are entitled to an increase of the initial purchase price equal to 30% CJD & Associates monthly net revenues during the contingency period of September 1, 2003 to September 1, 2007. Any such purchase price increase shall be paid to the sellers monthly during the contingency period and, in accordance with paragraph 28 of FAS 141, “Business Combinations,” the payment shall be recorded as an asset when made. Additional payments of the purchase price have been made in the amount of $993,000 since the initial purchase. CJD & Associates, L.L.C. offers hard-to-place and niche insurance as a wholesaler under the trade name of Davidson Babcock.

The Company acquired the stock or business assets of six auto insurance agencies for the year ended December 31, 2004 for purchase prices totaling $7,931,000 and subsequently sold these six agencies for the year ended December 31, 2004 for a total of $11,847,000. The Company originally intended to hold these six agencies for longer periods of time and therefore recorded amortization expenses. The gain on sale resulting from divestiture of these six agencies primarily results from recapturing amortization expenses and increasing the sales price to the approximate amount of initial franchise fees that would have been otherwise recorded if originally sold to franchisees.

Brooke Corporation

Notes to Consolidated Financial Statements—(Continued)

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

13. Stock-Based Compensation

The Company’s net income and net income per common share would have been reduced to the pro forma amounts indicated below if compensation cost for the Company’s stock option plan had been determined based on the fair value at the grant date for awards in accordance with the provisions of FASB Statement No. 123, “Accounting for Stock-Based Compensation”: The earnings per share has been adjusted to reflect the 2-for-1 stock split in 2004 and the 6-for-1 stock split in 2003.

(in thousands, except per share data)	2004	2003	2002
Net income:
As reported	$6,694	$4,160	$1,450
Pro forma	6,493	3,952	1,311
Basic earnings per share:
As reported	.69	.42	.14
Pro forma	.67	.40	.12
Diluted earnings per share:
As reported	.65	.41	.14
Pro forma	.63	.39	.12

The fair value of the options granted for the years ended December 31, 2004 and 2003 is estimated on the date of grant using the binomial option pricing model. The weighted-average assumptions used and the estimated fair value are as follows:

	2004	2003	2002
Expected term	2	2	2.1
Expected stock volatility	30%	30%	30%
Risk-free interest rate	5%	5%	5%
Dividend	1%	1%	1%
Fair value per share	$.57	$1.02	$5.10

Brooke Corporation

Notes to Consolidated Financial Statements—(Continued)

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

The Company has granted stock options to officers, certain key employees, and directors for the purchase of its common stock under a shareholder-approved plan. Pursuant to resolutions dated February 18, 2003 and April 22, 2004, the Compensation Committee of the Board of Directors adjusted the number of shares authorized for issuance under the 2001 Compensatory Stock Option Plan pursuant to the anti-dilution provisions of the Plan. Accordingly, at December 31, 2004 the Brooke Corporation 2001 Compensatory Stock Option Plan authorizes the issuance of up to 1,080,000 shares of the Company’s common stock for use in paying incentive compensation awards in the form of stock options. Unless otherwise required by law, the options are granted at fair value at the date of grant and, except for stock options awarded to selected officers, directors and employees, generally have become partially exercisable immediately. The options expire one to ten years from the date of grant. At December 31, 2004, there were 415,000 additional shares available for granting stock options under the stock plan.

	Shares Under Option	Weighted Average Exercise Price
Outstanding, January 1, 2002	—	$—
Granted	570,000	2.09
Exercised	(9,600)	2.09
Relinquished	(24,000)	2.29
Terminated and expired	(30,600)	2.09

Outstanding December 31, 2002	505,800	2.09
Granted	220,680	5.00
Exercised	(46,560)	2.09
Terminated and expired	(36,480)	2.09

Outstanding, December 31, 2003	643,440	2.84
Granted	16,000	9.45
Exercised	(46,670)	2.09
Terminated and expired	(50,220)	2.09

Outstanding December 31, 2004	562,550	$3.07

129,760 options to purchase shares were exercisable at December 31, 2004. The following table summarizes information concerning outstanding and exercisable options at December 31, 2004.

	Options Outstanding			Options Exercisable
Range of Exercisable Prices	Number Outstanding	Remaining Contractual Life in Years	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$1.21 – $9.45	562,550	5.68	$3.07	129,760	$2.17

14. Intangible Assets

There are no intangible assets with indefinite useful lives at of December 31, 2004, and December 31, 2003. The intangible assets with definite useful lives have a value of $7,880,000 and $5,782,000 at December 31, 2004, and December 31, 2003, respectively. Of these assets $2,909,000 and $1,723,000 are recorded as a servicing asset on the balance sheet. The remaining assets are included in “Other Assets” on the balance sheet. Amortization expense was $1,875,000, $990,000 and $506,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

Amortization expense for amortizable intangible assets for the years ended December 31, 2005, 2006, 2007, 2008 and 2009 is estimated to be $1,758,000, $1,568,000, $1,401,000, $1,158,000, and $978,000, respectively.

Brooke Corporation

Notes to Consolidated Financial Statements—(Continued)

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

15. Supplemental Cash Flow Disclosures

	2004	2003	2002
Supplemental disclosures: (in thousands)
Cash paid for interest	$2,586	$751	$726

Cash paid for income tax	$2,857	$300	$—

Non cash financing activity—additional paid-in capital for contributed services	$—	$—	$30

Business inventory increased from December 31, 2003 to December 31, 2004 and decreased from December 31, 2002 to December 31, 2003. During the years ended December 31, 2004, 2003 and 2002, the statements of cash flows reflect the purchase of businesses into inventory totaling $18,866,000, $10,014,000 and $7,083,000, respectively, and the sale of businesses from inventory totaling $29,951,000, $17,315,000 and $12,400,000, respectively. During the years ended December 31, 2004, 2003 and 2002, net cash of $11,085,000, $7,301,000 and $5,317,000, respectively, was provided by the Company’s business inventory activities because $11,610,000, $6,999,000 and $4,852,000, respectively, of the purchase price of business inventory was provided by sellers per the table below.

(in thousands)	December 31, 2004	December 31, 2003	December 31, 2002
Purchase of business inventory	$(18,866)	$(10,014)	$(7,083)
Sale of business inventory	29,951	17,315	12,400

Net cash provided from sale of business inventory	11,085	7,301	5,317
Cash provided by sellers of business inventory	(11,610)	(6,999)	(4,852)

Write down to realizable value of inventory	(130)	(266)	—

(Increase) decrease in inventory on balance sheet	$(655)	$36	$465

16. Statutory Requirements

DB Indemnity, LTD. is required by its license to maintain statutory capital and surplus greater than a minimum amount determined as the greater of $120,000, a percentage of outstanding losses or a given fraction of net written premiums. At December 31, 2004, the Company was required to maintain a statutory capital and surplus of $120,000. Actual statutory capital and surplus was $1,053,000 and $301,000 at December 31, 2004, and 2003, respectively. Of the actual statutory capital $120,000 and $120,000 is fully paid up share capital, and accordingly all of the retained earnings and contributed surplus is available for payment of dividends to shareholders.

DB Indemnity, LTD. is also required to maintain a minimum liquidity ratio whereby the value of its relevant assets are not less than 75% of the amount of its relevant liabilities. Relevant assets include cash and deposits, investment income accrued and insurance balances receivable. Certain categories of assets do not qualify as relevant assets under the statute. The relevant liabilities are total general business insurance reserves and total other liabilities, less sundry liabilities. DB Indemnity, LTD. was required to maintain relevant assets of at least $587,000 and $120,000 at December 31, 2004, and 2003 respectively. At December 31, 2004 and 2003, relevant assets were $1,790,000 and $448,000, respectively. The minimum liquidity ratio was therefore met.

Brooke Corporation

Notes to Consolidated Financial Statements—(Continued)

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

DB Group, LTD. is required by its license to maintain statutory capital and surplus greater than a minimum amount determined as the greater of $1,000,000, a percentage of outstanding losses or a given fraction of net written premiums. At December 31, 2004 the Company is required to maintain a statutory capital and surplus of $1,000,000. Actual statutory capital and surplus is $1,035,000 and $1,067,000 at December 31, 2004, and 2003, respectively. Of the actual statutory capital $1,000,000 and $1,000,000 is fully paid up share capital, and accordingly all of the retained earnings and contributed surplus is available for payment of dividends to shareholders.

DB Group, LTD. is also required to maintain a minimum liquidity ratio whereby the value of its relevant assets are not less than 75% of the amount of its relevant liabilities. Relevant assets include cash and deposits, investment income accrued and insurance balances receivable. Certain categories of assets do not quality as relevant assets under the statute. The relevant liabilities are total general business insurance reserves and total other liabilities, less sundry liabilities.

DB Group, LTD. was required to maintain relevant assets of at least $562 and $169 at December 31, 2004, and 2003 respectively. At December 31, 2004 and 2003, relevant assets were $1,036,000 and $1,050,000, respectively. The minimum liquidity ratio was therefore met.

17. Contingencies

The Company had guaranteed the payment of a promissory note in the amount of $500,000 to a funeral home seller on behalf of a franchisee. The contingency was eliminated when the promissory note was paid by the franchisee in February 2005.

In July 2002, the Company entered into an agreement to purchase 100% of CJD & Associates, L.L.C. The sellers are entitled to an increase of the initial purchase price equal to 30% of CJD & Associates’ monthly net revenues during the contingency period of September 1, 2003 to September 1, 2007. Additional payments of the purchase price have been made in the amount of $993,000 since the initial purchase. Based on historical trends the Company estimates payments to the sellers of $661,000, $761,000 and $583,000 in the fiscal years 2005, 2006 and 2007, respectively.

In November 2003, CJD & Associates, L.L.C. entered into an agreement to purchase Texas All Risk General Agency, Inc. and T.A.R. Holding Co., Inc. which collectively own 100% of the outstanding shares of All Risk General Agency, Inc. The sellers are entitled to an increase of the initial purchase price equal to 25% of Texas All Risk’s monthly net revenues during the contingency period of November, 2004 to October, 2008. Additional payments of the purchase price have been made in the amount of $472,000 since the initial purchase. Based on historical trends the Company estimates payments to the sellers of $805,000, $926,000, $1,065,000 and $1,122,000 in the fiscal years 2005, 2006, 2007 and 2008, respectively.

18. New Accounting Standards

On December 16, 2004, the FASB issued SFAS No. 123R, Share-Based Payment. SFAS No. 123R requires companies to expense the value of employee stock options and similar awards. The cost of the awards will be measured at the fair value on the awards’ grant date, based on the estimated number of awards that are expected to vest. Compensation cost for awards that vest would not be reversed if the awards expire without being exercised. When measuring fair value, companies can choose an option-pricing model like Black-Scholes or binominal models. The effective date for public companies is interim and annual periods beginning after June 15, 2005, and applies to all outstanding and unvested share based payment awards at a company’s adoption date.

Brooke Corporation

Notes to Consolidated Financial Statements—(Continued)

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

The adoption of SFAS No. 123R for estimated unvested options at the adoption date may have a material effect on our consolidated financial statements. The Company’s compensation committee is considering various options in response to this new pronouncement. As a result, the impact to our consolidated financial statements for future share based payment awards has not been determined.

19. Subsequent Events

In March 2005, Brooke Capital Company, LLC, a special purpose entity wholly owned by Brooke Credit Corporation, issued $32,000,000 in asset-backed securities to accredited investors.

In March 2005, the Company sold its investment in First American Capital Corporation stock for $770,000 which was the approximate original cost of the Company’s investment.

The Company acquired the assets of four Indiana funeral homes in February 2005 from a former franchisee for a total purchase price of $1,776,000. The acquisition was recorded as an Investment in Businesses because the Company expects to sell these assets prior to year end.

20. Quarterly Operating Results (unaudited)

Operating results for the quarters ended 2004 and 2003 were as follows:

(in thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2004
Total revenues	$22,304	$23,594	$26,170	$29,856
Total expenses	19,019	21,214	24,028	27,689
Income before income taxes	3,285	2,380	2,142	2,167
Net income per share:
Basic*	.23	.16	.14	.15
Diluted*	.22	.15	.14	.14
2003
Total revenues	$15,675	$15,369	$17,725	$17,198
Total expenses	13,264	14,226	16,486	15,748
Income before income taxes	2,411	1,143	1,239	1,450
Net income per share:
Basic*	.17	.07	.08	.10
Diluted*	.15	.07	.08	.10

*	For comparative purposes the earnings per share were adjusted to reflect the 2-for-1 stock split in the 2nd quarter of 2004.

Quarterly financial information is affected by seasonal variations. The timing of contingent commissions, policy renewals and acquisitions may cause revenues, expenses and net income to vary significantly between quarters.

21. Reclassifications

Certain accounts in the prior year financial statements have been reclassified for comparative purposes to conform with the presentation in the current year financial statements.

Brooke Corporation

Notes to Consolidated Financial Statements—(Continued)

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

22. Prior Period Adjustment

The Company has recorded prior period adjustments for the correction of errors.

Subsequent to the issuance of the audit report on March 4, 2005, management determined that commission amounts retained from franchisees as payment for use of service and sales centers should be applied to service/sales center expenses, which is a component of other operating expenses, and not commission expense. Therefore, the Company reclassified $2,339,000, $1,062,000, and $829,000 for the years ended December 31, 2004, 2003 and 2002, respectively. There was no resulting change in total operating revenues, total operating expenses, net income, retained earnings, or earnings per share previously disclosed. In addition, management made minor modifications to some of the accompanying footnotes from those presented in the original report.

Brooke Corporation

Consolidated Balance Sheets

UNAUDITED

(in thousands)

ASSETS

	June 30, 2005	December 31, 2004
Current Assets
Cash	$14,481	$19,761
Restricted cash	634	469
Accounts and notes receivable, net	73,843	51,803
Income tax receivable	1,093	—
Other receivables	1,417	1,239
Securities	28,438	17,889
Interest-only strip receivable	2,365	2,484
Deposits	346	186
Prepaid expenses	574	242

Total Current Assets	123,191	94,073

Investment in Businesses	1,776	1,022

Property and Equipment
Cost	7,428	6,696
Less: Accumulated depreciation	(2,484)	(2,180)

Net Property and Equipment	4,944	4,516

Other Assets
Amortizable intangible assets	6,638	5,793
Less: Accumulated amortization	(1,485)	(1,318)
Contract database	418	496
Servicing asset	2,679	2,909
Deferred charges	736	839

Net Other Assets	8,986	8,719

Total Assets	$138,897	$108,330

See accompanying notes to financial statements.

Brooke Corporation

Consolidated Balance Sheets

UNAUDITED

(in thousands, except share amounts)

LIABILITIES AND STOCKHOLDERS’ EQUITY

	June 30, 2005	December 31, 2004
Current Liabilities
Accounts payable	$7,803	$7,081
Premiums payable to insurance companies	9,041	6,441
Payable under participation agreements	16,011	2,452
Unearned buyer consulting fees	202	410
Accrued commission refunds	1,108	976
IBNR loss reserve	60	60
Unearned insurance premiums	956	659
Income tax payable	—	1,913
Deferred income tax payable	370	258
Short-term debt	35,612	31,898
Current maturities of long-term debt	14,453	11,194

Total Current Liabilities	85,616	63,342
Non-current Liabilities
Deferred income tax payable	1,806	223
Servicing liability	37	39
Long-term debt less current maturities	41,181	37,390

Total Liabilities	128,640	100,994

Stockholders’ Equity
Common stock, $.01 par value, 99,500,000 shares authorized, 9,498,068 and 9,381,518 shares issued and outstanding	95	94
Preferred stock series 2002 and 2002A, $25 par value, 110,000 shares authorized, 49,667 shares issued outstanding	1,242	1,242
Preferred stock series 2002B, $32 par value, 34,375 authorized, 24,331 shares issued and outstanding	779	779
Additional paid-in capital	5,100	4,677
Retained earnings	2,358	43
Accumulated other comprehensive income	683	501
Total Stockholders’ Equity	10,257	7,336

Total Liabilities and Stockholders’ Equity	$138,897	$108,330

See accompanying notes to financial statements.

Brooke Corporation

Consolidated Statements of Operations

UNAUDITED

(in thousands, except per share data)

	For the six months Ended June 30, 2005	For the six months Ended June 30, 2004
Operating Revenues
Insurance commissions	$43,942	$31,189
Interest income (net)	4,111	1,877
Seller consulting fees	2,502	2,728
Gain on sale of businesses	857	402
Initial franchise fees for basic services	8,125	3,185
Initial franchise fees for buyer assistance plans	5,256	3,290
Gain on sale of notes receivable	2,891	1,948
Insurance premiums earned	220	268
Policy fee income	793	878
Other income	350	132

Total Operating Revenues	69,047	45,897

Operating Expenses
Commissions expense	31,956	23,350
Payroll expense	13,949	8,927
Depreciation and amortization	1,137	1,092
Insurance loss and loss expense incurred	—	30
Other operating expenses	10,824	5,575
Other operating interest expense	758	334

Total Operating Expenses	58,624	39,308

Income from Operations	10,423	6,589

Other Expenses
Interest expense	1,800	924

Total Other Expenses	1,800	924

Income Before Income Taxes	8,623	5,665
Income tax expense	3,177	1,857

Net Income	$5,446	$3,808

Net Income per Share:
Basic	$0.57	$0.40
Diluted	$0.54	$0.37

See accompanying notes to financial statements.

Brooke Corporation

Consolidated Statements of Changes in Stockholders’ Equity

UNAUDITED

(in thousands, except common shares)

	Common Shares	Common Stock	Preferred Stock	Add’l Paid-In Capital	Retained Earnings	Accum. Other Comprehensive Income	Total
Balances, December 31, 2003	4,667,424	$4,667	$2,021	$29	$(1,304)	$366	$5,779
Dividends paid					(5,347)		(5,347)
Equity issuance from stock options	33,195	14		61			75
Equity change in par value			(4,634)	4,634			—
Equity stock split 2:1	4,680,899	47	(47)				—
Comprehensive income:
Interest-only strip receivable, fair market value, net of income taxes						135	135
Net income					6,694		6,694

Total comprehensive income							6,829

Balances, December 31, 2004	9,381,518	$94	$2,021	$4,677	$43	$501	$7,336

Dividends paid	(3,131)	(3,131)
Equity issuance from stock options	116,550	1	423	424
Comprehensive income:
Interest-only strip receivable, fair market value, net of income taxes	182	182
Net income		5446					5,446

Total comprehensive income							5,628

Balances, June 30, 2005	9,498,068	$95	$2,021	$5,100	$2,358	$683	$10,257

*	The par value of common stock was changed from $1 per share to $.01 per share in the 2nd quarter of 2004 and the Company effected a 2-for-1 stock split in 2004. The reclassification does not affect total equity.

See accompanying notes to financial statements.

Brooke Corporation

Consolidated Statements of Cash Flows

UNAUDITED

(in thousands)

	For the six months Ended June 30, 2005	For the six months Ended June 30, 2004
Cash flows from operating activities:
Net income	$5,446	$3,808
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation	413	242
Amortization	724	850
Gain on sale of businesses	(857)	(402)
Gain on sale of notes receivable	(2,891)	(1,948)
(Increase) decrease in assets:
Accounts and notes receivables	(22,040)	(11,537)
Other receivables	(1,271)	9
Prepaid expenses and other assets	(492)	38
Increase (decrease) in liabilities:
Accounts and expenses payable	722	1,686
Other liabilities	14,579	5,439

Net cash used in operating activities	(5,667)	(1,815)

Cash flows from investing activities:
Cash payments for securities	(9,043)	(4,882)
Cash payments for property and equipment	(732)	(385)
Purchase of subsidiary and business assets	(845)	(6,277)
Purchase of business inventory	(9,678)	(5,831)
Proceeds from sales of business inventory	17,660	10,222

Net cash used in investing activities	(2,638)	(7,153)

Cash flows from financing activities:
Dividends paid	(3,123)	(1,967)
Cash proceeds from common stock issuance	463	53
Loan proceeds on debt	15,465	11,111
Payments on bond maturities	(35)	(35)
Advances and payments on short-term borrowing	3,714	(565)
Payments on long-term debt	(13,459)	(467)

Net cash provided by financing activities	3,025	8,130

Net decrease in cash and cash equivalents	(5,280)	(838)
Cash and cash equivalents, beginning of period	19,761	13,741

Cash and cash equivalents, end of period	$14,481	$12,903

See accompanying notes to financial statements.

Brooke Corporation

Notes to Consolidated Financial Statements

UNAUDITED

1. Summary of Significant Accounting Policies

(a) Organization

Brooke Corporation (the “Company”) was incorporated under the laws of the State of Kansas in January 1986. The Company’s registered office is located in Overland Park, Kansas. At June 30, 2005, Brooke Holdings, Inc. owned 61.43% of the Company’s common stock. The Company is primarily a holding company that owns directly, or indirectly through a wholly owned subsidiary, 100% of the stock and ownership interests of all of its subsidiaries. The Company’s primary business operations are conducted by its subsidiaries and include franchising, franchise and insurance related lending and insurance brokerage.

Operating Subsidiaries:

Although the Company has multiple subsidiaries, the Company’s business operations are typically performed by one of three operating subsidiaries: Brooke Franchise Corporation, Brooke Credit Corporation and Brooke Brokerage Corporation. Separate annual audited financial statements are prepared for each operating subsidiary and each operates independently from the other two operating subsidiaries, and from the Company, to perform its specific business purpose. The Company provides accounting, administrative and legal support to its three operating subsidiaries for which it receives administrative fees. Company revenues are typically limited to dividends and administrative fees from these operating subsidiaries.

Brooke Franchise Corporation is a Missouri corporation. The primary business purpose of this subsidiary is franchising insurance and related businesses and providing services to its franchisees through its network of regional offices, service centers and sales centers. Another business purpose of this subsidiary is to provide consulting services to business sellers and collateral preservation assistance to lenders.

Brooke Credit Corporation, a Kansas corporation, is a licensed finance company that primarily originates loans to insurance related businesses including insurance agencies, financial services practices and funeral homes. Although most of this subsidiary’s loans are made to franchisees, it also makes loans to non-franchised businesses if collateral preservation assistance is provided by Brooke Franchise Corporation. Loans originated by Brooke Credit Corporation are sold on an individual basis to participating lenders or on a pooled basis to investors.

Brooke Brokerage Corporation, a Kansas corporation, was incorporated at the end of 2004 to serve as the parent holding company of the subsidiaries involved in the brokerage segment. It is the direct owner of 100% of the ownership interests of CJD & Associates, L.L.C. Although Brooke Brokerage Corporation is categorized as an operating subsidiary, all of its operations are conducted through CJD & Associates, L.L.C., a licensed insurance agency that sells hard-to-place and niche insurance on a wholesale basis, under the trade names of Davidson-Babcock, Texas All Risk and All Risk General Agency.

Acquisition Subsidiaries:

The Brooke Agency, Inc. and Brooke Investments, Inc. subsidiaries acquire businesses and real estate assets for long-term investment. The operations of each acquisition subsidiary are conducted by employees of an affiliated subsidiary of the Company. Separate unaudited financial statements are typically prepared for each acquisition subsidiary because each obtains loans from Brooke Credit Corporation and other lenders to fund their acquisitions.

Brooke Agency, Inc. is a Kansas corporation. Brooke Agency sometimes acquires for investment those insurance agencies or funeral homes where local ownership is not considered critical to financial performance.

Brooke Corporation

Notes to Consolidated Financial Statements—(Continued)

UNAUDITED

Brooke Investments, Inc. is a Kansas corporation that acquires real estate for lease to franchisees or other purposes. In addition, to help preserve collateral interests, Brooke Investments enters into real estate leases that are subleased or licensed to franchisees.

Captive Subsidiaries:

The DB Group, LTD and DB Indemnity, LTD subsidiaries were incorporated in the country of Bermuda as captive insurance companies. Separate financial statements are prepared for Bermuda subsidiaries as required by the Bermuda government. The captive insurance company subsidiaries are wholly owned by CJD & Associates, L.L.C. and profits are not typically distributed as dividends.

The DB Group, LTD was incorporated under the laws of Bermuda and is licensed as a Class 3 insurer under the Insurance Act 1978 of Bermuda and related regulations for the purpose of underwriting, as a reinsurer, a portion of the hard-to-place and niche insurance written by CJD & Associates, L.L.C. There were no premiums written by this subsidiary in 2005 or 2004.

DB Indemnity, LTD was incorporated under the laws of Bermuda and is licensed as a Class 1 insurer under the Insurance Act 1978 of Bermuda and related regulations for the purpose of self-insuring a portion of the professional insurance agents’ liability exposure of Brooke Franchise Corporation, its affiliated companies and its franchisees and for the purpose of self-insuring financial guaranty policies to Brooke Credit Corporation and its participating lenders.

Securitization Subsidiaries:

As part of the process of securitizing Brooke Credit Corporation’s loan portfolio, limited liability companies are organized in Delaware as bankruptcy-remote qualifying special purpose entities. To the extent required by the securitization process, separate financial statements are prepared for each securitization subsidiary.

Brooke Agency Services Company LLC is licensed as an insurance agency and was created to offer property, casualty, life and health insurance through the Company’s network of franchisees. Brooke Agency Services Company LLC has acquired ownership of franchise agreements from the Company and/or Brooke Franchise Corporation as part of an arrangement to preserve collateral on behalf of Brooke Credit Corporation as required by the securitization process. Brooke Agency Services Company LLC has contracted with the Company and/or Brooke Franchise Corporation for performance of any obligations to agents associated with all such franchise agreements. The financial information of this subsidiary is consolidated with the Company’s financial information.

Brooke Acceptance Company LLC, Brooke Captive Credit Company 2003, LLC, Brooke Securitization Company 2004A, LLC and Brooke Capital Company, LLC are the purchasers of Brooke Credit Corporation loans pursuant to a true sale and the issuer of certain floating rate asset backed notes issued pursuant to various agreements. The financial information of these subsidiaries is not consolidated with the Company’s financial information.

Other Subsidiaries:

Subsidiaries have been established for contractual operations but any revenues generated by these subsidiaries are assigned to one of the operating subsidiaries for performance of any associated obligations. These subsidiaries include Brooke Canadian Funding, Inc., Brooke Life and Health, Inc., The American Heritage, Inc., The American Agency, Inc., Texas All Risk General Agency, Inc., All Risk General Agency, Inc., Brooke Credit Funding LLC, and First Brooke Insurance and Financial Services, Inc.

Subsidiaries have also been established for regulatory, licensing, security or other purposes and do not typically conduct any operations or own any assets. These subsidiaries include Brooke Bancshares, Inc., T.A.R. Holding Co., Inc., Brooke Funeral Services Company, LLC, and Brooke Agency Services Company of Nevada, LLC.

Brooke Corporation

Notes to Consolidated Financial Statements—(Continued)

UNAUDITED

(b) Use of Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets, liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

The following are significant estimates made by management:

•	Amount of future policy cancellations which may result in commission refunds and a corresponding reserve

•	Share of future policy cancellations due from franchisees

•	Amount of allowance for doubtful accounts

•	Share of policy commissions due to franchisees for commissions received by the Company but not yet distributed to franchisees

•	Useful lives of assets

•	Amount of unearned initial franchise fees for Buyers Assistance Plans resulting from services and assistance not yet performed

•	Amount of future insurance claim losses, loss expense, and earned premium percentages

•	The discount, prepayment and credit loss rates used to calculate fair value of interest-only strip receivables, servicing assets and servicing liabilities resulting from loan participation sales

•	The discount, prepayment and credit loss rates used to calculate fair value of securities resulting from asset backed securitizations

•	Amortization

•	Allocation of payroll and operating expenses associated with the origination and servicing of loans

It is at least reasonably possible these estimates will change in the near term.

(c) Cash Equivalents

For purposes of the statements of cash flows, the Company considers all cash on hand, cash in banks and short-term investments purchased with a maturity of three months or less to be cash and cash equivalents. Restricted cash is not included in cash equivalents.

(d) Allowance for Doubtful Accounts

Except for the credit loss allowances included in the calculations of retained interests in loans sold, no loss allowances have been made for loans originated by the Company’s finance subsidiary primarily because these loans are typically held for less than one year before sold to investors and therefore have a short term exposure to loss. Additionally, commissions received by the Company’s franchise subsidiary are typically distributed to the finance subsidiary for loan payments prior to distribution of commissions to the franchisee borrower and most other creditors. As a result, the Company’s primary credit exposure more likely results from the collection of franchisees’ account balances than from the collection of loan payments.

Brooke Corporation

Notes to Consolidated Financial Statements—(Continued)

UNAUDITED

The Company estimates that a certain level of accounts receivable, primarily franchisee account balances, will be uncollectible, therefore an allowance has been recognized for uncollectible amounts. The Company’s franchise subsidiary has established allowances of $1,076,000 at June 30, 2005 and $575,000 at December 31, 2004, against commission advance amounts owed by franchisees. The Company’s franchise subsidiary regularly assists its franchisees by providing commission advances during months when commissions are less than expected, but expects repayment of all such advances within four months. At June 30, 2005, the amount of allowance was determined after specific analysis of all franchise advances that had not been re-paid in the four month period ended June 30, 2005.

The following schedule entitled “Valuation and Qualifying Accounts” summarizes the Allowance for Doubtful Accounts activity (in thousands). Additions to the allowance for doubtful accounts are charged to expense.

Valuation and Qualifying Accounts

	Balance at Beginning of Year	Charges to Expenses	Write Offs	Balance at End of Year
Allowance for Doubtful Accounts
Year ended December 31, 2004	$0	$1,757	$1,182	$575
Six months ended June 30, 2005	575	1,985	1,484	1,076

The Company’s brokerage subsidiary has established allowances of $25,000 at June 30, 2005 and $52,000 at December 31, 2004, against amounts owed by agents or insureds. Reserves of $60,000 at June 30, 2005 and $60,000 at December 31, 2004, were established for loan loss coverage on financial guaranty policies issued by DB Indemnity, LTD on loans originated by the Company’s finance subsidiary.

The Company does not accrue interest on loans that are 90 days or more delinquent and payments received on all such loans are applied to principal. Loans and accounts receivables are written off when management determines that collection is unlikely. This determination is made based on management’s experience and evaluation of the debtor’s creditworthiness.

(e) Revenue Recognition

Commissions. Commission revenue on insurance policy premiums is generally recognized as of the effective date of the policies or, in certain cases, as of the effective date or billing date, whichever is later. Contingent and profit sharing commissions typically represent a share of insurance company profits on policies written by the Company. The calculation of insurance company profits is usually made by the insurance company by deducting policyholder claims and insurance company expenses from policy premiums. Although the share of insurance company profits paid to the Company is affected by annual premium growth, the Company does not typically receive contingent commissions based solely on premium volume. Contingent and profit sharing commissions are generally paid based on prior year performance and recognized when received. Premiums due from the insured to the Company are reported as assets of the Company and as corresponding liabilities, net of commissions, to the insurance carriers.

In the event of cancellation or reduction in premiums, for policies billed by an insurance carrier, a percentage of the commission revenue is often returned to the insurance carrier and revenues are correspondingly reduced. The commission refunds are calculated by the insurance carriers and are typically deducted from amounts due to the Company from insurance carriers. The Company has estimated and accrued a liability for commission refunds of $1,108,000 at June 30, 2005 and $976,000 at December 31, 2004.

Brooke Corporation

Notes to Consolidated Financial Statements—(Continued)

UNAUDITED

Policy fees. The Company receives fees for the placement and issuance of policies that are in addition to, and separate from, any sales commissions paid by insurance companies. As these policy fees are not refundable and the Company has no continuing obligation, all such revenues are recognized on the effective date of the policies or, in certain cases, the billing date, whichever is later.

Interest income. The Company recognizes interest income when earned.

Gains on sale of notes receivable. Loan participation and loan securitizations represent the transfer of notes receivable, by sale, to “participating” lenders or special purpose entities. When transfers meet the criteria to be accounted for as a true sale, established by FAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” the gain on sale of a note receivable is recognized when the note receivable is sold. When the Company sells notes receivables, it typically retains servicing rights and interest income. Gains or losses on sales of notes receivable depends, in part, on the previous carrying amount of the financial assets involved in the transfer, allocated between the assets sold and the retained interest and servicing assets based on their relative fair value at the date of transfer.

Loan origination fees. Loan origination fees charged to borrowers are offset against loan origination expenses incurred during the underwriting and placement of loans and are, therefore, not recorded as revenues. Loan origination fees reimburse the Company for cash outflows associated with the up-front issuance costs such as financial guarantee policy premiums, travel expenses for location inspections or meetings with the borrowers, and placement of the loans to outside investors.

Initial franchise fees. The Company receives initial franchise fees for two types of initial franchise services: basic services provided pursuant to a franchise agreement and buyers assistance plan (“BAP”) services provided pursuant to a consulting agreement. Agreements are typically executed, and initial franchise fees are typically paid, when a franchise is acquired or opened. Initial franchise fees are non-refundable after execution of the franchise or consulting agreement.

The initial franchise fees for basic services cover the franchisees’ access to the registered name “Brooke,” access to suppliers, and access to the Company’s Internet-based management software program. These basic services are the types of services typically provided by franchisors. Delivery of these services is substantially complete when the franchise location is opened. Therefore, all such revenues are immediately recognized.

The initial franchise fees paid for BAP services cover several separate and distinct consulting tasks such as inspection report compilation, marketing profile and plan development, and operations analysis. Each consulting task is a separate accounting unit and revenues for each consulting task are recognized using the percentage of completion accounting method. Most of the BAP services (inspection reports, operations analysis and marketing plan development) are provided by the Company before franchise acquisition, resulting in the recognition of associated revenues when initial franchise fees are paid at closing. Although substantially all of the BAP services are performed prior to closing, the Company does not record any revenues from initial franchise fees until the actual payment of fees at closing. As a result, most of initial franchise fees related to BAP assistance were immediately recognized as revenue. The remaining BAP initial franchise fees are typically credits held in reserve for initial advertising, training and signage expenses. These credits are released, and the revenue recognized, as the actual expenses are incurred. When calculating the percentage of completion for these remaining BAP consulting services, the Company analyzes the time and expense expended to date in providing these services and the amount of tangible benefits received to date by franchisees.

Total initial franchise fees for BAP services typically vary based on a percentage of the acquired business’s revenues because the time and expertise required of the Company to perform BAP services generally varies with

Brooke Corporation

Notes to Consolidated Financial Statements—(Continued)

UNAUDITED

acquisition size. However, the time and expertise required of the Company to provide basic services and the value to franchisees of those basic services, remains the same for all franchisees (even to start up or de novo franchisees), so the amount of total initial franchise fees allocated to basic services does not vary. Accordingly, total initial franchise fees are first allocated to initial franchise fees for basic services in the amount typically charged to start up franchisees and the remainder of the total initial franchise fees is allocated to BAP services.

Seller consulting fees. The Company completes its consulting obligation to business sellers at closing and is not required to perform any additional tasks for the seller. Therefore, revenues from seller consulting fees are recognized at closing because the Company has no continuing obligation.

Gains on sale of businesses. The Company sometimes negotiates below-market interest rates on the deferred portion of purchase prices paid to business sellers. These interest rate concessions reduce the Company’s carrying value and increase the Company’s gain when sold to franchisees. Although the Company has a continuing obligation to pay the deferred portion of the purchase price when due, it is not obligated to prepay the deferred portion of the purchase price or to otherwise diminish the benefit of the below-market interest rate. Therefore, revenues from, gains on sale of businesses resulting from deferred payments to sellers are recognized at closing because the Company has no continuing obligation.

The Company sometimes acquires businesses that it plans to own and operate as part of its business. If it later decides to sell such businesses for a price greater than their carrying value, then it recognizes a gain. When the business is sold, the Company has no continuing obligations and, therefore, revenues from gains on sale of businesses resulting from agency sales are recognized immediately at the time of sale.

Premiums. Through its subsidiary DB Indemnity LTD., excess liability premiums are recorded on the written basis and recorded as revenues over the term of the policies. Unearned premium reserves are established to cover the unexpired portion of premiums written and assumed and revenues are correspondingly reduced.

(f) Property and Equipment

Depreciable assets are stated at cost less accumulated depreciation. Depreciation is charged to expense using the straight-line method over the estimated useful lives of the assets. The following summarizes the estimated useful lives used by the Company for various asset categories:

Description	Useful Life
Furniture and fixtures	10 years
Airplanes	10 years
Office and computer equipment	5 years
Automobiles	5 years
Buildings	40 years

(g) Amortizable Intangible Assets

Included in other assets are the unamortized costs of renewal rights (rights to renewal commissions received from insurance policies) purchased by the Company and through subsidiaries (Brooke Life and Health, Inc., The American Agency, Inc., CJD & Associates, L.L.C., T.A.R. Holding Co., Inc. and Texas All Risk General Agency, Inc) for businesses the Company plans to own and operate for more than one year. The balance is being amortized over a 15-year period using an accelerated 150% declining balance switching to straight-line method. The rates of amortization of Amortizable Intangible Assets are based on our estimation of the useful lives of the

Brooke Corporation

Notes to Consolidated Financial Statements—(Continued)

UNAUDITED

renewal rights of customer and insurance contracts purchased. Amortization was $167,000 and $244,000 for the periods ended June 30, 2005 and 2004, respectively.

The acquisition of renewal rights purchased by the Company or by its subsidiaries for businesses the Company plans to own and operate for less than one year are not classified as Amortizable Intangible Assets (see footnote 1(i)). Recent acquisitions and divestitures of Amortizable Intangible Assets are discussed in footnote 12.

On July 1, 2002, the Company acquired 100% of the outstanding ownership interests of CJD & Associates, L.L.C. and $1,417,000 of the initial purchase price was allocated to renewal rights. The sellers may be entitled to an increase of the initial purchase price based on the amount of monthly net revenues received in future periods. In accordance with FAS 141, “Business Combination,” any such payments for an increased purchase price will be recorded as Amortizable Intangible Assets when made. Additional payments of the purchase price have been made in the amount of $1,355,000 since the initial purchase.

On August 1, 2002, the Company acquired insurance agency renewal rights operating under the trade-name of Bornstein Financial Group for an initial purchase price of $200,000. On August 8, 2003, an additional payment of $100,000 was made and the final total purchase price increased to $300,000 and was recorded as an Amortizable Intangible Asset in accordance with FAS 141, “Business Combinations.” The Company operates this business asset under Brooke Life and Health, Inc.

On November 30, 2003, CJD & Associates, L.L.C. acquired 100% of the outstanding shares of Texas All Risk General Agency, Inc. and T.A.R. Holding Co., Inc. which collectively own 100% of the outstanding shares All Risk General Agency, Inc. $1,000,000 of the initial purchase price was allocated to Amortizable Intangible Assets. The sellers may be entitled to an increase of the initial purchase price based on the amount of monthly net revenues received in future periods. In accordance with FAS 141, “Business Combinations,” any such payments for an increased purchase price will be recorded as Amortizable Intangible Assets when made. Additional payments of the purchase price have been made in the amount of $954,000 since the initial purchase.

As a result of the acquisition of CJD & Associates, L.L.C. on July 1, 2002, the Company recorded additional Amortizable Intangible Assets of $75,000 (net of accumulated amortization of $121,000).

In February 2003, the Company acquired the rights to the web site “Agencies4Sale.com” for $25,000.

In February 2004, the Company acquired insurance agency renewal rights from Brent and Haeley Mowery for $499,000.

Subsequent to the initial recording at fair value, the amortizable intangible asset is evaluated and measured annually for impairment. The impairment testing is performed by two different methods of analysis. The first method is a cash flow analysis to determine if there is sufficient operating cash flows. The second method is a fair market value analysis based primarily on comparative sales data. If analysis indicates that operating cash flows are insufficient or the asset’s fair value is less than its book value, then an impairment has occurred and the Company writes down the asset to the estimated fair value. No impairment was recognized for the six-month and twelve-month periods ended June 30, 2005 and December 31, 2004, respectively.

(h) Income Taxes

Net income tax expense is the tax calculated for the year based on the Company’s effective tax rate plus the change in deferred income taxes during the year. Income tax receivable was recorded in 2005 to recognize the prepayment of taxes based on the deferred tax liabilities. Deferred tax liabilities were recorded in 2005 and 2004

Brooke Corporation

Notes to Consolidated Financial Statements—(Continued)

UNAUDITED

to recognize the future tax consequences of temporary differences between financial reporting amounts and the tax basis of existing assets and liabilities based on currently enacted tax laws and tax rates in effect for the years in which the differences are expected to reverse.

(i) Investment in Businesses

The amount of assets included in the “Investment in Businesses” category is the total of purchase prices paid, or market prices if lower, for business assets, primarily renewal rights, that Brooke Franchise Corporation acquires to hold in inventory for sale to its franchisees. Renewal rights associated with businesses that the Company plans to own and operate for less than one year are considered inventory and are not amortized (see footnote 1(g)) because the residual values of those assets are expected to be the same at the time of sale to franchisees as the time of acquisition by the Company. Typically the Company acquires and sells the business assets simultaneously. If the assets are not sold simultaneously then the Company operates the business until sold and records the income and expense associated with the business. The amount of income and expenses associated with inventoried businesses is not considered material by the Company. The number of businesses purchased for this purpose for the six-month periods ended June 30, 2005 and 2004 was 38 and 22, respectively. Correspondingly, the number of businesses sold from inventory for the six-month periods ended June 30, 2005 and 2004 was 39 and 22, respectively. At June 30, 2005 and 2004, the “Investment in Businesses” inventory consisted of 1 business and 1 business, respectively, with fair market values totaling $1,776,000 and $367,000, respectively.

The acquisition of renewal rights purchased by the Company or through its subsidiaries for businesses the Company plans to own and operate for more than one year are not classified as Investment in Businesses (see footnote 1(g)). In footnote 12, we discuss our accounting for businesses which we have acquired with the intent to own and operate for periods greater than one year. Such businesses are part of the Company’s existing operations and are not part of Investment in Businesses.

(j) Gain or Loss on Sale of Businesses

“Investment in Businesses” gains or losses are the difference between the sales price and the book value of the business, which is carried at the lower of cost or fair value. Businesses are typically sold in the same units as purchased. However, in instances where a part of a business unit is sold, then management estimates the fair value of the portion of the business unit being sold and the difference between the sales price and the resulting fair value estimation is the amount of the gain or loss. Any such fair value estimation is evaluated for reasonableness by comparing the market value estimation of the portion being sold to the book value for the entire business unit. Fair value estimations are based on comparable sales information that takes into consideration business characteristics such as customer type, customer account size, supplier size and billing methods.

(k) Contract Database

The Contract database asset consists of legal and professional fees associated with development of standardized documents relating to the creation of a new asset class for securitization and rating of insurance agency loan pools. The initial one time development cost of standardized documents for creating a new security asset class is non-recurring and securitization of subsequent insurance agency loan pools results in lower and routine transaction expenses. This asset is being amortized over a five-year period because the benefits of this new asset class are expected to last at least five years and because significant changes to the associated standardized documents will probably not be required for five years.

Brooke Corporation

Notes to Consolidated Financial Statements—(Continued)

UNAUDITED

Also included in the Contract database asset are the legal and professional fees associated with development of standardized loan documents. These contracts are available for sale to others that make these types of loans, by first purchasing a license from Brooke Credit Corporation. A complete review and revision is scheduled for all loan documents every five years; therefore, the asset is being amortized over a five-year period.

(l) Deferred Charges

Deferred charges include loan fees paid in 2004 to establish a line of credit with DZ BANK AG Deutsche Zentral-Genossenschaftsbank. Associated costs totaled $696,000 and are amortized over a period ending at the maturity date of the line of credit. Net of amortization, the balance of all such prepaid expenses was $580,000 at June 30, 2005 and $649,000 at December 31, 2004.

Deferred charges also include the costs associated with the a public offering of bonds and debentures. Selling expenses, auditor fees, legal costs and filing charges associated with the Company’s public offering of bonds and debentures totaled $615,000 and are amortized over a period ending at the bond and debenture maturities. Net of amortization, the balance of all such prepaid expenses was $156,000 at June 30, 2005 and $190,000 at December 31, 2004.

(m) Equity Rights and Privileges

The holders of the Company’s 2002 and 2002A convertible preferred stock are entitled to receive a cumulative dividend in cash at the rate of 10% of the liquidation value of such stock per share per annum if determined by the Board of Directors. The holders of 2002 and 2002A convertible preferred stock do not have any voting rights and their conversion rights have expired. In the case of liquidation or dissolution of the Company, the holders of the 2002 and 2002A convertible preferred stock shall be entitled to be paid in full the liquidation value, $25 per share before the holders of common stock.

The holders of the Company’s 2002B convertible preferred stock are entitled to receive a cumulative dividend in cash at the rate of 9% of the liquidation value of such stock per share per annum if determined by the Board of Directors. The holders of 2002B convertible preferred stock do not have any voting rights and their conversion rights have expired. In the case of liquidation or dissolution of the Company, the holders of the 2002B convertible preferred stock shall be entitled to be paid in full the liquidation value, $32 per share, after payment of full liquidation value to the holders of 2002 convertible preferred stock, 2002A convertible preferred stock, and before the holders of common stock.

The Board of Directors designated 200,000 shares of preferred stock as 2003 convertible preferred stock; however, no shares of the 2003 convertible preferred stock have been issued and the Board of Directors has indicated that no such shares will be issued.

In the second quarter of 2004, the Company authorized the split of common stock at a ratio of 2-for-1.

In April 2004, the Company’s shareholders approved the reduction of the common stock’s par value from $1.00 to $.01 per share. The Company’s shareholders also approved an increase in the number of common shares from 9,500,000 to 99,500,000. The common shareholders possess all rights and privileges afforded to capital stock by law, subject to holders of convertible preferred stock.

(n) Per Share Data

Basic net income per share is calculated by dividing net income, less preferred stock dividends declared in the period (whether or not paid) and the dividends accumulated for the period on cumulative preferred stock

Brooke Corporation

Notes to Consolidated Financial Statements—(Continued)

UNAUDITED

(whether or not earned), by the average number of shares of the Company’s common stock outstanding. Diluted net income per share is calculated by including the probable conversion of preferred stock to common stock, and then dividing net income, less preferred stock dividends declared on non-convertible stock during the period (whether or not paid) and the dividends accumulated for the period on non-convertible cumulative preferred stock (whether or not earned), by the adjusted average number of shares of the Company’s common stock outstanding. Total preferred stock dividends declared during the periods ended June 30, 2005 and 2004 were $97,000 and $97,000, respectively.

The prior year comparative average number of shares of common stock has been adjusted to reflect the 2-for-1 stock split in 2004.

(in thousands, except per share data)	For the six months ended June 30, 2005		For the six months ended June 30, 2004
Basic Earnings Per Share
Net Income		$5,446		$3,808
Less: Preferred Stock Dividends		(97)		(97)

Income Available to Common Stockholders		5,349		3,711
Average Common Stock Shares		9,453		9,362
Basic Earnings Per Share		$0.57		$0.40

	For the six months ended June 30, 2005		For the six months ended June 30, 2004
Diluted Earnings Per Share
Net Income		$5,446		$3,808
Less: Preferred Stock Dividends on Non-Convertible Shares		(97)		(97)

Income Available to Common Stockholders		5,349		3,711
Average Common Stock Shares	9,453		9,362
Plus: Assumed Exercise of 458,080 and 595,070 Stock Options	458	9,911	595	9,957

Diluted Earnings Per Share		$0.54		$0.37

(o) Buyers Assistance Plans

As part of its initial services to franchisees, the Company sometimes assists franchisees with the conversion of acquired businesses into its franchise system pursuant to a Buyers Assistance Plan (“BAP”). Substantially all of the BAP services (inspection reports, operations analysis and marketing plan development) are typically provided by the Company before franchise acquisition. However, some BAP related services (advertising and training) are performed during the four months after acquisition and a portion of BAP fees are correspondingly deferred. Unearned Buyer Assistance Plan and other related fees were $202,000 at June 30, 2005 and $410,000 at December 31, 2004.

(p) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries except for the following qualifying special purpose entities: Brooke Acceptance Company LLC, Brooke Captive Credit

Brooke Corporation

Notes to Consolidated Financial Statements—(Continued)

UNAUDITED

Company 2003, LLC, Brooke Capital Company, LLC and Brooke Securitization Company 2004A, LLC. These qualifying special purpose entities were formed for the sole purpose of acquiring loans in connection with the securitization of agency loans. Each is treated as its own separate and distinct entity. Qualifying special purpose entities are specifically excluded from consolidation under FIN 46. All significant intracompany accounts and transactions have been eliminated in consolidation of the financial statements.

(q) Accounts and Notes Receivable, Net

The net notes receivable included as part of the “Accounts and Notes Receivable, Net” asset category are available for sale and are carried at the lower of cost or market. Any changes in the net notes receivable balances are classified as an operating activity.

(r) Other Receivables

Included in Other Receivables are reimbursements due from franchisees and agents for possible cancellation of policies, and receivables from sellers for consulting fees and other services. Most of these amounts are collected within 30 days from franchisees, borrowers or agents and all amounts are collected within 12 months from date of recording.

(s) Advertising

The Company expenses the costs of advertising as they are incurred. Total advertising expense for the periods ended June 30, 2005 and 2004 was $2,367,000 and $1,616,000, respectively.

(t) Restricted Cash

Cash payments are made monthly to First National Bank of Phillipsburg as trustee for the Industrial Revenue Bonds. These funds are held by the trustee for payment of semi-annual interest and principal payments to bond holders on January 1st and July 1st. The amount of cash held at First National Bank of Phillipsburg at June 30, 2005 was $68,000 and at December 31, 2004 was $59,000.

The Company holds insurance commissions for the special purpose entity Brooke Acceptance Company LLC for the purpose of making future loan payments and the use of these funds is restricted until the next monthly loan payment is made. The amount of commissions held at June 30, 2005 was $566,000 and at December 31, 2004 was $410,000.

(u) Securities

The carrying values of securities were $28,438,000 at June 30, 2005 and $17,889,000 at December 31, 2004 and consisted primarily of two types of securities: interest only strip receivable in loan securitizations and retained interests in loan securitizations. These securities are classified as available for sale under SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities.”

Loan securitizations represent the transfer of notes receivable by sale to a bankruptcy-remote special purpose entity that issues asset-backed notes to accredited investors. The aggregate carrying values of $28,436,000 at June 30, 2005 and $17,115,000 at December 31, 2004 for the corresponding marketable securities approximates the fair value as calculated by the Company using reasonable assumptions.

Brooke Corporation

Notes to Consolidated Financial Statements—(Continued)

UNAUDITED

The carrying values of the interest only strip receivable in loan securitizations were $6,460,000 at June 30, 2005 and $3,409,000 at December 31, 2004. The carrying values of retained interests were $21,977,000 at June 30, 2005 and $13,706,000 at December 31, 2004. The amount of unrealized gain on the interest only strip receivable was $294,000 at June 30, 2005 and $226,000 at December 31, 2004.

When the Company sells note receivables in securitizations of insurance agency loans, it retains an interest-only strip receivable, a subordinated tranche and cash reserve accounts, all of which are retained interests in the loan securitizations. The amount of gain or loss recorded on the sale of notes receivable in securitizations depends in part on the previous carrying amount of the financial assets involved in the transfer, allocated between the assets sold and the retained interests based on their relative fair value at the date of transfer. To initially obtain fair value of retained interest resulting from securitization of note receivables, quoted market prices are used if available. However, quotes are generally not available for such retained interests, so the Company typically estimates fair value based on the present value of future expected cash flows estimated using management’s best estimates of key assumptions, credit losses (.5% annually), prepayment speed (10% annually) and discount rates (8.5%) commensurate with the risks involved.

Upon the securitization of financial assets, unaffiliated purchasers in the transferred assets obtain full control over the assets and obtain the right to freely pledge or transfer the note receivables. Servicing associated with the transferred assets is the responsibility of unaffiliated servicing companies, which are compensated directly from cash flows generated from the transferred assets.

Although the Company does not provide recourse on the transferred notes and is not obligated to repay amounts due to unaffiliated purchasers, its retained interest is subject to loss, in part or in full, in the event credit losses exceed initial and ongoing management assumptions used in the fair market value calculation. Additionally, a partial loss of retained interest could occur in the event actual prepayments exceed management’s initial and ongoing assumptions used in the fair market calculation.

Cash flows associated with the Company’s retained interest in the transferred assets are subordinate to cash flow distributions to the trustee over the transferred assets, servicer of the transferred loans and unaffiliated purchasers. Actual prepayments and credit losses will impact the amount and frequency of cash flow distributions to the Company from its retained interest. Although the Company expects to receive a certain level of cash flow over the life of the securitized receivables and the term of the securitization notes, the Company will not receive full return of its retained interest until all obligations with respect to underlying loans are met.

Subsequent to the initial calculation of the fair value of retained interest, the Company utilizes the same initial fair market calculation methodology to determine the ongoing fair market value of the retained interest. Ongoing fair value is calculated using the then current outstanding principal of the transferred note receivables and the outstanding balances due unaffiliated purchasers, which are reflective of credit losses and prepayments prior to the fair value recalculation. Additionally, the Company completes an ongoing analysis of key assumptions used in the fair market value calculation to ensure that such assumptions used in the calculation are viable, based on current and historical prepayment and credit loss trends within similar asset types. Based upon this analysis, the assumptions currently used have not changed since the inception of the securities. Management may make necessary adjustments to key assumptions based on current and historical trends, which may result in an immediate reduction or impairment loss in the fair market value of retained interest. There are no trends known to management that will likely result in a change in the Company’s assumptions in the near future. Accordingly, although the value of the securities will decline as a result of underlying loan repayments, the Company does not anticipate changes in the fair value of securities in the near future based upon changes in

Brooke Corporation

Notes to Consolidated Financial Statements—(Continued)

UNAUDITED

assumptions. Summarized in footnote 2 to the Company’s consolidated financial statements is a sensitivity analysis or stress test on retained interests to determine the impact of a 10% and 20% variance in key assumptions currently used by management to calculate the fair value of retained interest.

Footnote 2 also contains a table summarizing the principal balances of loans managed by the Company, which includes the subordinate tranche (equity interest in securities balance) within the securitized note receivables. Included within the table are delinquency and net credit loss trends of managed receivables at June 30, 2005 and December 31, 2004.

The Company acquired approximately 9% of the stock outstanding in First American Capital Corporation in October 2003 for $772,000. This investment was subsequently sold in March 2005 for $770,000.

(v) Insurance Losses and Loss Expenses

Insurance losses to be incurred and loss expenses to be paid by DB Indemnity, LTD. are estimated and recorded when advised by the insured. Outstanding losses and loss expense adjustments represent the amounts needed to provide for the estimated ultimate cost of settling claims relating to insured events that have occurred before the balance sheet date. These amounts are based upon estimates of losses reported by the insureds plus an estimate for losses incurred but not reported.

Management believes that the provision for outstanding losses and loss expenses will be adequate to cover the ultimate net cost of losses incurred to the balance sheet date but the provision is necessarily an estimate and may ultimately be settled for a significantly greater or lesser amount. It is at least reasonably possible that management will revise this estimate significantly in the near term. Any subsequent differences arising are recorded in the period in which they are determined.

(w) Other Operating Interest Expense

Operating interest expense includes interest paid by the Company’s finance subsidiary to DZ BANK AG Deutsche Zentral-Genossenschaftsbank on a line of credit loan for the purpose of originating insurance agency loans and is therefore an operating expense. The interest expense to DZ BANK AG for the period ended June 30, 2005 was $456,000. There was no interest expense to DZ BANK AG for the period ended June 30, 2004. The finance subsidiary also pays interest to bondholders. The funds received from the sale of the bonds were for the purpose of originating loans and the associated interest expense is therefore an operating expense. Bond interest expenses for the periods ended June 30, 2005 and 2004 were $197,100 and $229,000, respectively. The Company also pays interest to debenture holders. The funds received from the sale of debentures were used by the finance subsidiary to originate loans and the associated interest expense is therefore an operating expense. The debenture interest expenses for the periods ended June 30, 2005 and 2004 were $105,000 and $105,000, respectively.

(x) Stock-Based Compensation

The Company has granted stock options to employees of the Company pursuant to its 2001 Compensatory Stock Option Plan. The Company’s net income would have been reduced to $5,203,000 and $3,592,000 for the periods ended June 30, 2005 and 2004, respectively, with the Company’s income per fully diluted share being reduced to $.51 and $.35 at June 30, 2005 and 2004, respectively, if the compensation cost for the stock options had been determined based on the fair value at the date of grant pursuant to the provisions of SFAS No. 123,

Brooke Corporation

Notes to Consolidated Financial Statements—(Continued)

UNAUDITED

“Accounting for Stock-Based Compensation.” The Company made the following assumptions when calculating the fair value of the stock option: expected stock volatility of 30%; risk-free interest rate of 5%; and dividend rate of 1%. See footnote 13 for additional disclosures.

(in thousands, except per share data)	For the six months Ended June 30, 2005	For the six months Ended June 30, 2004
Net income as reported	$5,446	$3,808
Total stock-based employee compensation cost determined under fair value method for all awards, net of related income tax effects	(243)	(216)

Pro forma net income	$5,203	$3,592
Basic earnings per share:
As reported	$0.57	$0.40
Pro forma	0.54	0.37
Diluted earnings per share:
As reported	0.54	0.37
Pro forma	0.51	0.35

(y) Interest-only strip receivable

The aggregate carrying values of interest only-strip receivables were $2,365,000 at June 30, 2005 and $2,484,000 at December 31, 2004. Interest-only strip receivables represent the fair value of an asset resulting from the sale of notes receivable to a participating bank. The amount of unrealized gains on the interest-only strip receivable were $288,000 at June 30, 2005 and $275,000 at December 31, 2004. The interest-only strip receivables have varying dates of maturities ranging from the 3rd quarter of 2011 to the 4th quarter of 2019.

When the Company sells notes receivable to a participating bank, it retains an interest-only strip receivable. The amount of gain or loss recorded on the sale of notes receivable to a participating bank depends in part on the previous carrying amount of the financial assets involved in the transfer, allocated between the assets sold and the interest-only strip receivable based on its relative fair value at the date of transfer. To obtain fair values, the Company estimates fair value based on the present value of future expected cash flows using management’s best estimates of the key assumptions (credit losses, prepayment speeds, and discount rates) commensurate with the risks involved. For additional information on the key assumptions and risks involved see footnote 2.

Brooke Corporation

Notes to Consolidated Financial Statements—(Continued)

UNAUDITED

2. Notes Receivable

At June 30, 2005 and December 31, 2004, accounts and notes receivable consist of the following:

(in thousands)	June 30, 2005	December 31, 2004
Business loans	$201,163	$158,875
Less: Business loans sold	(162,633)	(124,720)
Commercial real estate loans	28,850	24,509
Less: Real estate loans sold	(20,284)	(16,472)
Loans with subsidiaries	19,705	16,505
Less: Subsidiaries loans sold	(19,705)	(16,505)
Plus: Loan participations not classified as a true sale	16,011	2,452

Total notes receivable, net	63,107	44,644
Interest earned not collected on notes*	968	819
Customer receivables	10,844	6,915
Allowance for doubtful accounts	(1,076)	(575)

Total accounts and notes receivable, net	$73,843	$51,803

*	The Company has a corresponding liability for interest payable to participating lenders in the amounts of $440,000 at June 30, 2005 and $285,000 at December 31, 2004.

Brooke Credit Corporation has loaned money to the Company and subsidiaries of the Company. These notes receivable have been eliminated in consolidation to the extent the notes receivable have not been sold to an unaffiliated third party. The sale of all or a portion of the intracompany notes receivable to an unaffiliated third party results in a notes payable, as discussed in footnote 4.

Loan participations and loan securitizations represent the transfer of notes receivable, by sale, to “participating” lenders or special purpose entities. The Company receives consideration from the transfer of note receivables, through retained interest and servicing assets. These transfers are accounted for by the criteria established by FAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.”

The transfers that do not meet the criteria established by FAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” are classified as secured borrowings and the balances recorded as both a note receivable asset and participation payable liability. At June 30, 2005 and December 31, 2004, secured borrowings totaled $16,011,000 and $2,452,000, respectively.

Of the notes receivable sold at June 30, 2005 and December 31, 2004, $166,906,000 and $138,740,000, respectively, were accounted for as sales because the transfers meet the criteria established by FAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” Purchasers of these note receivables obtained full control over the transferred assets (i.e. notes receivables) and obtained the right, free of conditions that constrain it from taking advantage of that right, to pledge or exchange the notes receivables. Furthermore, the agreements to transfer assets do not entitle, or obligate, the Company to repurchase or redeem the notes receivable before their maturity except in the event of an uncured breach of warranty.

When the Company sells notes receivable, it generally retains interest and servicing income. Gain or loss on sales of the notes receivable depends in part on the previous carrying amount of the financial assets involved in the transfer, allocated between the assets sold and the retained interest and servicing assets based on their relative fair value at the date of transfer.

Brooke Corporation

Notes to Consolidated Financial Statements—(Continued)

UNAUDITED

On loan participations, the Company is typically paid annual servicing fees ranging from .25% to 1.375% of the outstanding loan balance. In those instances whereby annual service fees paid to the Company are less than the minimum cost of servicing, which is estimated at .25% of the outstanding balance, a servicing liability is recorded. Additionally, the Company often retains interest income. The Company’s right to interest income is not subordinate to the purchasers’ interests and the Company shares interest income with purchasers on a pro rata basis. Although not subordinate to purchasers’ interests, the Company’s retained interest is subject to credit and prepayment risks on the transferred assets. Additionally, on loan participations sold with recourse, the Company’s retained interest is subject to credit risk on the transferred assets.

On loan securitizations, the Company is typically paid annual servicing fees ranging from .10% to .25% of the outstanding securitized loan balances. Additionally, the Company often retains interest income. The Company’s right to interest income is subordinate to the investor’s interests. As such, the Company’s retained interest is subject to credit and prepayment risks on the transferred assets.

In April 2003, Brooke Credit Corporation sold $15,825,000 of loans to qualifying special purpose entity Brooke Acceptance Company LLC. This sale represents a loan securitization for which an interest receivable was retained. Of the loans sold, $13,350,000 of asset-backed securities were issued to accredited investors by Brooke Acceptance Company LLC. Brooke Credit Corporation received servicing income of $4,000 and $6,000, respectively, from the primary servicer for the periods ended June 30, 2005 and 2004. The fair value of the difference between loans sold and securities issued to accredited investors and the fair value of interest receivable retained were recorded on the Company’s books as a security with balances of $3,423,000 and $3,502,000, respectively, at June 30, 2005 and December 31, 2004. This security is comprised of retained interest totaling $391,000 and retained equity in the special purchase entity totaling $3,032,000.

In November 2003, Brooke Credit Corporation sold $23,526,000 of loans to qualifying special purpose entity Brooke Captive Credit Company 2003, LLC. This sale represents a loan securitization for which an interest receivable was retained. Of the loans sold, $18,500,000 of asset backed securities were issued to accredited investors by Brooke Captive Credit Company 2003 LLC. Brooke Credit Corporation received servicing income of $6,000 and $9,000, respectively, from the primary servicer for the periods ended June 30, 2005 and 2004. The fair value of the difference between loans sold and securities issued to accredited investors and the fair value of interest receivable retained were recorded on the Company’s books as a security with balances of $6,807,000 and $6,955,000, respectively, at June 30, 2005 and December 31, 2004. This security is comprised of retained interest totaling $836,000 and retained equity in the special purchase entity totaling $5,971,000.

In June 2004, Brooke Credit Corporation sold $24,832,000 of loans to qualifying special purpose entity Brooke Securitization Company 2004A, LLC. This sale represents a loan securitization for which an interest receivable was retained. Of the loans sold, $20,000,000 of asset backed securities were issued to accredited investors by Brooke Securitization Company 2004A, LLC. Brooke Credit Corporation received servicing income of $6,000 and $0, respectively, from the primary servicer for the periods ended June 30, 2005 and 2004. The fair value of the difference between loans sold and securities issued to accredited investors and the fair value of interest receivable retained were recorded on the Company’s books as a security with balances of $5,732,000 and $6,658,000, respectively, at June 30, 2005 and December 31, 2004. This security is comprised of retained interest totaling $1,757,000 and retained equity in the special purchase entity totaling $3,975,000.

In March 2005, the Company sold $40,993,000 of loans to qualifying special purpose entity Brooke Capital Company, LLC. This sale represents a loan securitization in which an interest receivable was retained. Of the loans sold, $32,000,000 of asset-backed securities were issued to accredited investors by Brooke Capital

Brooke Corporation

Notes to Consolidated Financial Statements—(Continued)

UNAUDITED

Company, LLC. Brooke Credit Corporation received servicing income of $11,000 from the primary servicer for the period ended June 30, 2005. The fair value of the difference between loans sold and securities issued to accredited investors and the fair value of interest receivables retained were recorded on the Company’s books as a security with a balance of $12,474,000 at June 30, 2005. This security is comprised of retained interest totaling $3,476,000 and retained equity in the special purchase entity totaling $8,998,000.

At June 30, 2005 and December 31, 2004, the Company had transferred assets with balances totaling $166,906,000 and $138,740,000, respectively. Asset transfers resulted in pre-tax gains for the periods ended June 30, 2005 and 2004 of $2,891,000 and $1,948,000, respectively.

The fair value of retained interest is calculated by estimating the net present value of interest income on loans sold using the discount rate and prepayment speeds noted in the following table. The fair value of the retained interest is also reduced by the amount of estimated credit losses on loans sold with recourse and loans sold in securitizations, which are calculated using the estimated credit loss percentage noted in the following table. At June 30, 2005 and December 31, 2004, the fair value of retained interest recorded by the Company was $8,825,000 and $5,893,000, respectively. Of the totals at June 30, 2005, $2,365,000 was listed as Interest-Only Strip Receivable on the Company’s balance sheet and $6,460,000 in retained interest carried in the Company’s securities. Of the totals at December 31, 2004, $2,484,000 was listed as Interest-Only Strip Receivable on the Company’s balance sheet and $3,409,000 in retained interest carried in the Company’s securities.

Of the business and real estate loans at June 30, 2005 and December 31, 2004, $6,022,000 and $3,733,000, respectively, in loans were sold to various participating lenders with recourse to Brooke Credit Corporation. Such recourse is limited to the amount of actual principal and interest loss incurred and any such loss is not due for payment to the participating lender until such time as all collateral is liquidated, all actions against the borrower are completed and all liquidation proceeds applied. However, participating lenders may be entitled to periodic advances from Brooke Credit Corporation against liquidation proceeds in the amount of regular loan payments. At June 30, 2005, all such recourse loans: a) had no balances more than 60 days past due; b) had adequate collateral; and c) were not in default.

To obtain fair values of retained interests, quoted market prices are used if available. However, quotes are generally not available for retained interests, so the Company typically estimates fair value based on the present value of future expected cash flows estimated using management’s best estimates of key assumptions, credit losses, prepayment speed and discount rates commensurate with the risks involved.

The value of the “Servicing Asset” is calculated by estimating the net present value of net servicing income (or expense) on loans sold using the discount rate and prepayment speeds noted in the following table. At June 30, 2005 and December 31, 2004, the value of the servicing asset recorded by the Company was $2,679,000 and $2,909,000, respectively. Subsequent to the initial recording at fair value, the servicing asset is amortized in proportion to and over the period of estimated net servicing income.

The value of the “Servicing Liability” is calculated by estimating the net present value of net servicing expense on loans sold using the discount rate and prepayment speeds noted in the following table. At June 30, 2005 and December 31, 2004, the value of the servicing liability recorded by the Company was $37,000 and $39,000, respectively.

The predominant risk characteristics of the underlying loans of the Company’s retained interest and servicing assets have been analyzed by management to identify how to stratify these assets for the purpose of

Brooke Corporation

Notes to Consolidated Financial Statements—(Continued)

UNAUDITED

evaluating and measuring impairment. The underlying loans are very similar in virtually all respects; however management has concluded that those underlying loans with adjustable interest rates should be evaluated separately from loans with fixed interest rates. Accordingly, different key economic assumptions have been used when determining the fair value of retained interest and servicing assets resulted from fixed rate loans than have been used for adjustable rate loans. No valuation allowance has been established because the fair value for the adjustable rate loan stratum is not less than the carrying amount of the servicing assets.

Although substantially all of the Company’s loans are adjustable, a discount rate has been applied to reflect the net present value of future revenue streams. As such, changes in the net present value rate, or discount rate, resulting from interest rate variations, could adversely affect the asset’s fair value.

Impairment of retained interest and servicing asset are evaluated and measured annually. The impairment testing is performed by taking the current interest and servicing revenue stream and valuing the new revenue stream with the same assumptions as were used in the initial recording of the assets. The new revenue stream is based on the loan balances at the date the impairment test is completed which will include all prepayments on loans and any credit losses for those loans. The new discounted revenue stream is then compared to the carrying value on the Company’s books and if the new value is greater than the value on the books no impairment has occurred. If the new discounted revenue stream is less than the value on the books an impairment has occurred and the Company would write the asset down to the new discounted revenue stream. No impairment was recognized in the periods ended June 30, 2005 and December 31, 2004.

At June 30, 2005, key economic assumptions used in measuring the retained interests and servicing assets when loans were sold or securitized during the year were as follows (rates per annum):

	Business Loans (Adjustable Rate Stratum)*	Business Loans (Fixed-Rate Stratum)
Prepayment speed	10%	8%
Weighted average life (months)	142	75
Expected credit losses	0.5%	0.21%
Discount rate	8.5%	8.5%

*	Rates for these loans are adjusted based on an index (for most loans, the New York prime rate plus 3.50%). Contract terms vary but, for most loans, the rate is adjusted annually on December 31st. Beginning in the third quarter of 2004, contract terms on new loans are adjusted monthly or daily to an index as noted above.

At June 30, 2005, key economic assumptions and the sensitivity of the current fair value of residual cash flows to immediate 10 percent and 20 percent adverse changes in those assumptions are as follows:

(in thousands except percentages)	Business Loans (Adjustable Rate Stratum)	Business Loans (Fixed Rate Stratum)
Prepayment speed (annual rate)	10%	8%
Impact on fair value of 10% adverse change	(316)	(1)
Impact on fair value of 20% adverse change	(573)	(1)

Expected credit losses (annual rate)	0.5%	0.21%
Impact on fair value of 10% adverse change	(132)	(1)
Impact on fair value of 20% adverse change	(250)	(1)

Discount rate (annual)	8.5%	8.5%
Impact on fair value of 10% adverse change	(300)	(2)
Impact on fair value of 20% adverse change	(570)	(3)

Brooke Corporation

Notes to Consolidated Financial Statements—(Continued)

UNAUDITED

These sensitivities are hypothetical and should be used with caution. The effect of a variation in a particular assumption on the value of the retained interests and servicing assets is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

The above adverse changes for prepayment speed and discount rate are calculated on the Company’s retained interests and servicing assets on loans sold totaling $166,906,000. The above adverse changes for expected credit losses are calculated on the Company’s retained interests in loans sold with recourse to participating lenders and loans sold in securitizations.

The following illustrate how the changes in fair values were calculated for 10% and 20% adverse changes in key economic assumptions.

Effect of Increases in Assumed Prepayment Speed on Servicing Asset

	Adjustable Rate Stratum		Fixed Rate Stratum
(in thousands)	10% Prepayment Increase	20% Prepayment Increase	10% Prepayment Increase	20% Prepayment Increase
Estimated cash flows from loan servicing fees	$5,260	$5,110	$141	$140
Servicing expense	(927)	(894)	(131)	(130)
Discount of estimated cash flows at 8.5% rate	(1,729)	(1,650)	(7)	(7)

Carrying value of servicing asset after effect of increases	2,604	2,566	3	3
Carrying value of servicing asset before effect of increases	2,676	2,676	3	3

Decrease of carrying value due to increase in prepayments	$(72)	$(110)	$0	$0

Effect of Increases in Assumed Prepayment Speed on Retained Interest (Interest Only Strip Receivable, including retained interest carried in Securities balance)

	Adjustable Rate Stratum		Fixed Rate Stratum
(in thousands)	10% Prepayment Increase	20% Prepayment Increase	10% Prepayment Increase	20% Prepayment Increase
Estimated cash flows from interest income	$12,784	$12,315	$170	$169
Estimated credit losses	(1,540)	(1,481)	(3)	(3)
Discount of estimated cash flows at 8.5% rate	(2,816)	(2,625)	(16)	(15)

Carrying value of retained interests after effect of increases	8,428	8,209	151	151
Carrying value of retained interests before effect of increases	8,672	8,672	152	152

Decrease of carrying value due to increase in prepayments	$(244)	$(463)	$(1)	$(1)

Brooke Corporation

Notes to Consolidated Financial Statements—(Continued)

UNAUDITED

Effect of Increases in Assumed Credit Loss Rate on Retained Interest (Interest Only Strip Receivable, including retained interest carried in Securities balance)

	Adjustable Rate Stratum		Fixed Rate Stratum
(in thousands)	10% Credit Loss Increase	20% Credit Loss Increase	10% Credit Loss Increase	20% Credit Loss Increase
Estimated cash flows from interest income	$13,334	$13,334	$170	$170
Estimated credit losses	(1,816)	(1,980)	(3)	(3)
Discount of estimated cash flows at 8.5% rate	(2,978)	(2,932)	(16)	(16)

Carrying value of retained interests after effect of increases	8,540	8,422	151	151
Carrying value of retained interests before effect of increases	8,672	8,672	152	152

Decrease of carrying value due to increase in credit losses	$(132)	$(250)	$(1)	$(1)

Effect of Increases in Assumed Discount Rate on Servicing Asset

	Adjustable Rate Stratum		Fixed Rate Stratum
(in thousands)	10% Discount Rate Increase	20% Discount Rate Increase	10% Discount Rate Increase	20% Discount Rate Increase
Estimated cash flows from loan servicing fees	$5,419	$5,419	$142	$142
Servicing expense	(961)	(961)	(132)	(132)
Discount of estimated cash flows	(1,838)	(1,890)	(7)	(7)

Carrying value of servicing asset after effect of increases	2,620	2,568	3	3
Carrying value of servicing asset before effect of increases	2,676	2,676	3	3

Decrease of carrying value due to increase in discount rate	$(56)	$(108)	$0	$0

Effect of Increases in Assumed Discount Rate on Retained Interest (Interest Only Strip Receivable, including retained interest carried in Securities balance)

	Adjustable Rate Stratum		Fixed Rate Stratum
(in thousands)	10% Discount Rate Increase	20% Discount Rate Increase	10% Discount Rate Increase	20% Discount Rate Increase
Estimated cash flows from interest income	$13,334	$13,334	$170	$170
Estimated credit losses	(1,633)	(1,633)	(3)	(3)
Discount of estimated cash flows	(3,273)	(3,491)	(17)	(18)

Carrying value of retained interests after effect of increases	8,428	8,210	150	149
Carrying value of retained interests before effect of increases	8,672	8,672	152	152

Decrease of carrying value due to increase in discount rate	$(244)	$(462)	$(2)	$(3)

Brooke Corporation

Notes to Consolidated Financial Statements—(Continued)

UNAUDITED

The following is an illustration of disclosure of expected static pool credit losses to the Company for loan participations sold with recourse and loans sold in securitizations. “Static pool credit loss” is an analytical tool that matches credit losses with the corresponding loans so that loan growth does not distort or minimize actual loss rates. The Company discloses static pool loss rates by measuring credit losses for loans originated in each of the last three years.

	Recourse & Securitized Loans Sold in
	2005	2004	2003
Actual & Projected Credit Losses (%) at:
June 30, 2005	0	0	0
December 31, 2004		0	0
December 31, 2003			0

The following table presents quantitative information about delinquencies, net credit losses and components of loan participations sold with recourse, unsold, or inventoried, loans and the equity interest carried in securities balance at and for the periods ended June 30, 2005 and December 31, 2004:

	Total Principal Amount of Loans		Principal Amounts 60 or More Days Past Due*		Net Credit Losses**
(in thousands)	June 30, 2005	December 31, 2004	June 30, 2005	December 31, 2004	June 30, 2005	December 31, 2004
Type of Loan
Participations sold with recourse	$6,022	$3,733	$0	$0	$0	$0
Inventory loans	63,107	44,644	233	135	5	0
Equity interest in securities balance	21,976	13,706	0	0	0	0

Total loans managed	$91,105	$62,083	$233	$135	$5	$0

*	Loans 60 days or more past due are based on end of period total loans
**	Net credit losses are charge-offs and are based on total loans outstanding

3. Property and Equipment

A summary of property and equipment and depreciation is as follows:

(in thousands)	June 30, 2005	December 31, 2004
Furniture	$1,556	$1,311
Office and computer equipment	2,236	2,285
Automobiles and airplanes	1,377	1,169
Building and leasehold improvements	1,842	1,514
Land	417	417

	7,428	6,696
Less: Accumulated depreciation	(2,484)	(2,180)

Property and equipment, net	$4,944	$4,516

Depreciation expense	$413	$629

Brooke Corporation

Notes to Consolidated Financial Statements—(Continued)

UNAUDITED

4. Bank Loans, Notes Payable, and Other Long-Term Obligations

(in thousands)	June 30, 2005	December 31, 2004
Seller notes payable. These notes are payable to the seller of businesses that the Company has purchased and are collateralized by assets of the businesses purchased. Some of these notes have an interest rate of 0% and have been discounted at a rate of 5.50% to 7.75%. Interest rates on these notes range from 4.00% to 8.00% and maturities range from July 2005 to January 2013.	$20,919	$20,980
Line of credit. Maximum line of credit available of $4,000,000. Collateralized by notes receivable. Line of credit due October 2005. Interest rate is variable and was at 7.25% at June 30, 2005, with interest and principal due monthly.	3,867	3,005
DZ BANK AG Deutsche Zentral-Genossenschaftsbank line of credit. Maximum line of credit available of $50,000,000. Collateralized by notes receivable. Line of credit due August 2009. Interest rate is variable, with interest due monthly.	22,083	24,092
Company debt with banks. These notes are payable to banks and collateralized by various assets of the company. Interest rates on these notes range from 5.5% to 11.75%. Maturities range from July 2005 to September 2015.	36,781	24,780
Company automobile notes payable. The Company uses Chrysler Credit Corporation to finance the company fleet. These loans are collateralized by the automobiles financed. The interest rates range from 5.75% to 7.65%. Maturities range from July 2005 to January 2008.	242	236

Total bank loans and notes payable	83,892	73,093
Bonds and debentures payable and capital lease obligation (See footnotes 5 and 6)	7,354	7,389

Total bank loans, notes payable and other long-term obligations	91,246	80,482
Less: Current maturities and short-term debt	(50,065)	(43,092)

Total long-term debt	$41,181	$37,390

Seller notes payable are typically the deferred portion of purchase prices paid by the Company to acquire insurance agencies for resale by the Company to franchisees. Seller notes payable are secured by a collateral interest in the insurance policy renewal rights purchased by the Company. Sellers typically agree that their security interests are subordinate to Brooke Credit’s security interests in the renewal rights of the agency, which also collateralize the loans made by Brooke Credit to franchisees. The renewal rights associated with the collateral interests of seller notes payable had estimated annual commissions of $34,812,000 and $35,192,000, respectively, at June 30, 2005 and December 31, 2004.

None of the Amortizable Intangible Assets described in footnote 1(g) and none of the Acquisitions and Divestitures described in footnote 12 were financed with seller note payables at June 30, 2005.

Three notes payable to banks for Company debt require the Company to maintain minimum financial ratios or net worth and restrict dividend payments from Brooke Credit Corporation to the Company.

The note payable to DZ BANK AG Deutsche Zentral-Genossenschaftsbank also requires the Company and Brooke Credit Corporation to maintain minimum stockholders’ equity. The covenants do not restrict management’s ability to pay dividends (if minimum stockholders’ equity is maintained) or restrict management’s ability to incur

Brooke Corporation

Notes to Consolidated Financial Statements—(Continued)

UNAUDITED

additional debt. The note is subject to up front fees which have been paid and are included in the deferred charges account. The note is also subject to recurring fees based on the use of the line of credit (monthly program fee and a non-use fee). The Company records the balance on this loan as a current obligation as the intent is to securitize the loans collateralized within twelve months. This line of credit matures August 2009 with the Company being able to advance and pay down the principal balance until maturity.

The other bank loans, notes payable and other long term obligations do not contain covenants that: require the Company to maintain minimum financial ratios or net worth; restrict management’s ability to pay dividends; restrict management’s ability to buy or sell assets; restrict management’s ability to incur additional debt; or include any subjective acceleration clauses.

Interest incurred on bank loans, notes payable and other long-term obligations for the periods ended June 30, 2005 and 2004 was $2,558,000 and $1,258,000, respectively.

Short-term debt represents the DZ BANK AG Deutsche Zentral-Genossenschaftsbank line of credit, the line of credit listed in the preceding table and non-cash investing transactions utilized to purchase business assets.

Bank loans, notes payable and other long-term obligations mature as follows:

Twelve Months Ended June 30 (in thousands)	Bank Loans & Notes Payable	Capital Lease	Bonds & Debentures Payable	Total
2006	$48,921	$75	$1,069	$50,065
2007	11,842	80	4,315	16,237
2008	6,674	85	1,340	8,099
2009	5,402	90	—	5,492
2010	4,902	95	—	4,997
Thereafter	6,151	205	—	6,356

	$83,892	$630	$6,724	$91,246

5. Long-Term Debt, Bonds Payable

Brooke Credit Corporation offered secured bonds (series 2000F) for sale to the public in $5,000 denominations. The bonds were issued in registered form with interest payable semi-annually on January 1st and July 1st of each year. Holders of series 2000F bonds representing $4,315,000 in principal value elected to modify the terms of their bonds by extending the maturity date to July 1, 2006 and permitting the bonds to be called by Brooke Credit Corporation during the period from the original maturity date to the extended maturity date. Holders of series 2000F bonds representing the remaining $705,000 in principal value elected not to modify the terms of their bonds and were paid in full at maturity. Brooke Credit Corporation covenants not to incur debt or obligations superior to its obligations to bondholders or pay dividends to shareholders.

The Company offered unsecured debentures (Series A and Series B) for sale to the public in denominations of $1,000 with a minimum purchase amount of $5,000. The bonds were issued in book-entry form and registered in the name of The Depository Trust Company or its nominee. Interest is paid semi-annually on December 1st and June 1st. The Series B debentures are callable on the third anniversary of the date of issuance of the debentures. The Company used the debenture sale proceeds to acquire insurance agencies for inventory, make corporate acquisitions, purchase loan participation certificates and make short-term working capital loans to insurance agents or other Company subsidiaries.

Brooke Corporation

Notes to Consolidated Financial Statements—(Continued)

UNAUDITED

At June 30, 2005 and December 31, 2004, the bonds and debentures payable consist of:

Series (in thousands)	Rate	Maturity	Principal Value at June 30, 2005	Principal Value at December 31, 2004
2000F Bonds	9.125%	Jul 1, 2006	4,315	4,315
Series A Debentures	8.000%	Dec 1, 2005	1,069	1,069
Series B Debentures	9.250%	Dec 1, 2007	1,340	1,340

Total			$6,724	$6,724

Interest payable was $214,000 and $214,000 at June 30, 2005 and December 31, 2004, respectively.

6. Long-Term Debt, Capital Leases

Phillips County, Kansas issued Industrial Revenue Bonds in February 2002 for the purpose of purchasing, renovating, and equipping an office building in Phillipsburg, Kansas for use as a processing center. The total bonds issued were $825,000 with various maturities through 2012. The Company leases the building from Phillips County, Kansas although it may be purchased by the Company for a nominal amount at the expiration of the lease agreement. Under the criteria established by SFAS 13, “Accounting for Leases,” this asset has been capitalized in the Company’s financial statements.

Future capital lease payments and long term operating lease payments are as follows:

Twelve Months Ended June 30 (in thousands)	Capital Real Estate	Operating Real Estate	Total
2006	$120	$2,135	$2,255
2007	120	2,108	2,228
2008	119	1,726	1,845
2009	118	720	838
2010	117	279	396
2011	114	78	192
2012 and thereafter	111	0	111

Total minimum lease payments	819	$7,046	$7,865

Less amount representing interest	(189)

		2004

Total obligations under capital leases	630	$665
Less current maturities of obligations under capital leases	(75)	(70)

Obligations under capital leases payable after one year	$555	$595

Brooke Corporation

Notes to Consolidated Financial Statements—(Continued)

UNAUDITED

7. Income Taxes

Net income tax expense is the tax calculated for the year based on the Company’s estimated effective tax rate plus the change in deferred income taxes during the year. The elements of income tax expense are as follows:

	For the Six Months Ended
(in thousands)	June 30, 2005	June 30, 2004
Current	$2,129	$1,857
Deferred	1,048	0

	$3,177	$1,857

For the period ended June 30, 2005, income of $263,000 was earned in Bermuda and is excluded from the U.S. Federal Tax. Under current Bermuda law, DB Indemnity, LTD and DB Group, LTD are not required to pay any taxes in Bermuda on either income or capital gains. They have received an undertaking from the Minister of Finance in Bermuda that in the event of any such taxes being imposed they will be exempted from taxation until March 28, 2016.

Reconciliation of the U.S. federal statutory tax rate to the Company’s effective tax rate on pretax income, based on the dollar impact of this major component on the current income tax expense:

	June 30, 2005	June 30, 2004
U.S. federal statutory tax rate	35%	34%
State statutory tax rate	4	4
Miscellaneous	(1)	(5)

Effective tax rate	38%	33%

Reconciliation of income tax receivable:

(in thousands)	2005	2004
Income tax receivable—Beginning Balance, January 1	—	—
Income tax payments over current tax liability	1,093	—

Income tax receivable—Ending Balance, June 30	1,093	—

Reconciliation of deferred tax liability:

(in thousands)	2005	2004
Deferred income tax liability—Beginning Balance, January 1	$481	$189
Accumulated other comprehensive income, unrealized gain on interest only strip receivables	112	69
Accelerated tax depreciation	18	223

Gain on sale of notes receivable	1,565	—

Deferred income tax liability—Ending Balance, June 30	$2,176	$481

Brooke Corporation

Notes to Consolidated Financial Statements—(Continued)

UNAUDITED

(in thousands)	June 30, 2005	December 31, 2004
Deferred income tax liability—Current	$370	$258
Deferred income tax liability—Long-term	1,806	223

Deferred income tax liability—Total	$2,176	$481

Deferred tax liabilities were recorded to recognize the future tax consequences of temporary differences between financial reporting amounts and the tax basis of existing assets and liabilities based on currently enacted tax laws and tax rates in effect for the years in which the differences are expected to reverse.

8. Employee Benefit Plans

The Company has a defined contribution retirement plan covering substantially all employees. Employees may contribute up to the maximum amount allowed pursuant to the Internal Revenue Code, as amended. The Company may contribute an additional amount to the plan at the discretion of the Board of Directors. No employer contributions were charged to expense for periods ended June 30, 2005 and 2004.

9. Concentration of Credit Risk

The Company maintains cash balances at several banks. At June 30, 2005, the Company had account balances of $6,045,000 that exceeded the insurance limit of the Federal Deposit Insurance Corporation.

The Company sells participation interests in loans to numerous banks and finance companies. At June 30, 2005, the Company had sold participation interests in loans totaling $34,399,000 to one financial institution. This represents 29% of the participation interests sold at June 30, 2005, excluding loans sold for securitization.

10. Segment and Related Information

The Company’s three reportable segments as of and for the periods ended June 30, 2005 and 2004 consisted of its Franchise Services Business, Insurance Brokerage Business and its Lending (formerly Facilitator) Services Business. The Company includes all initial franchise fees for basic services, initial franchise fees for buyers assistance plans and seller related fees in its Franchise Services Business segment instead of the Lending Services Business segment because the associated activities are an integral part of franchise services.

The Franchise Services Business segment includes the sale of insurance, financial, funeral and credit services on a retail basis through franchisees. The Insurance Brokerage Business segment includes the sale of hard-to-place and niche insurance policies on a wholesale basis and the ownership of offshore insurance companies. The Lending Services Business segment includes the solicitation, underwriting, origination, sale and servicing of loans. The results of each segment are separately audited and the segments’ accounting policies are the same as those described in the summary of significant accounting policies. The Company assesses administrative fees to each business segment for legal, corporate and administrative services. Administrative fees for Franchise Services, Lending Services and Insurance Brokerage for the six-month period ended June 30, 2005 totaled $2,550,000, $900,000 and $60,000, respectively, and for the six-month period ended June 30, 2004 totaled $2,550,000, $450,000 and $30,000, respectively. Administrative fees are reported as an expense for the individual business segment and reported as “other operating expenses” in the reconciliation of the segment totals to the related consolidated totals. Unallocated corporate-level expenses are reported in the reconciliation of the segment totals to the related consolidated totals as “other operating expenses.”

Brooke Corporation

Notes to Consolidated Financial Statements—(Continued)

UNAUDITED

The tables below reflects summarized financial information concerning the Company’s reportable segments for the six-month periods ended June 30, 2005 and 2004:

For the six months ended June 30, 2005 (in thousands)	Franchise Services Business	Insurance Brokerage Business	Lending Services Business	Unallocated Amounts	Elimination of Intersegment Activity	Consolidated Totals
Insurance commissions	$40,476	$3,466	$—	$—	$—	$43,942
Policy fee income	—	793	—	—	793
Insurance premiums earned	—	223	—	—	(3)	220
Interest income	60	102	4,317	—	(368)	4,111
Gain on sale of notes receivable	—	—	2,880	—	11	2,891
Seller consulting fees	2,502	—	—	—	—	2,502
Initial franchise fees for basic services	8,125	—	—	—	—	8,125
Initial franchise fees for buyers assistance plans	5,256	—	—	—	—	5,256
Gain on sale of businesses	859	—	—	(2)	—	857
Other income	406	121	199	—	(376)	350
Total Operating Revenues	57,684	4,705	7,396	(2)	(736)	69,047
Interest expense	659	170	1,235	862	(368)	2,558
Commissions expense	30,547	1,409	—	—	—	31,956
Payroll expense	9,540	1,934	840	1,635	—	13,949
Insurance loss and loss expense incurred	—	—	—	—	—	—
Depreciation and amortization	(56)	271	552	365	5	1,137
Other operating expenses	10,212	1,069	1,106	2,327	(3,890)	10,824
Income Before Income Taxes	6,782	(148)	3,663	(5,191)	3,517	8,623
Segment assets	50,586	14,731	105,963	32,316	(64,699)	138,897
Expenditures for segment assets	10,523	10	9,043	722	—	20,298

For the six months ended June 30, 2004 (in thousands)	Franchise Services Business	Insurance Brokerage Business	Lending Services Business	Unallocated Amounts	Elimination of Intersegment Activity	Consolidated Totals
Insurance commissions	$28,027	$3,162	$—	$—	$—	$31,189
Policy fee income	—	878	—	—	878
Insurance premiums earned	—	268	—	—	—	268
Interest income	13	12	2,411	—	(559)	1,877
Gain on sale of notes receivable	—	—	1,948	—	—	1,948
Seller consulting fees	2,728	—	—	—	—	2,728
Initial franchise fees for basic services	3,185	—	—	—	—	3,185
Initial franchise fees for buyers assistance plans	3,290	—	—	—	—	3,290
Gain on sale of businesses	402	—	—	—	—	402
Other income	26	91	15	—	—	132
Total Operating Revenues	37,671	4,411	4,374	—	(559)	45,897
Interest expense	545	320	479	473	(559)	1,258
Commissions expense	21,926	1,424	—	—	—	23,350
Payroll expense	4,368	1,720	742	2,097	—	8,927
Insurance loss and loss expense incurred	—	30	—	—	—	30
Depreciation and amortization	191	152	446	303	—	1,092
Other operating expenses	5,903	848	278	1,576	(3,030)	5,575
Income Before Income Taxes	4,738	(83)	2,429	(4,449)	3,030	5,665
Segment assets	48,153	15,258	56,750	24,869	(61,961)	83,069
Expenditures for segment assets	12,108	10	4,882	375		17,375

Brooke Corporation

Notes to Consolidated Financial Statements—(Continued)

UNAUDITED

11. Related Party Information

Robert D. Orr, CEO of Brooke Corporation, and Leland G. Orr, CFO of Brooke Corporation, own a controlling interest in Brooke Holdings, Inc. which owned 61.43% of the Company’s common stock at June 30, 2005.

Shawn T. Lowry, President of Brooke Franchise Corporation, and Michael S. Lowry, President of Brooke Credit Corporation, are the co-members of First Financial Group, L.C. In June 2001, First Financial Group, L.C., guaranteed 65% of a Brooke Credit Corporation loan to Palmer, L.L.C. of Baxter Springs, Kansas and received a 15% profit interest in Palmer, L.L.C. as consideration. The loan was originated on June 1, 2001 and is scheduled to mature on September 1, 2011. At June 30, 2005, all but $4,000 of the entire loan principal balance of $592,000 was sold to unaffiliated lenders. The Company’s exposure to loss on this loan totals $319,000, of which $315,000 is the recourse obligation by Brooke Credit Corporation on a loan participation balance.

Kyle L. Garst, Senior Vice President of Brooke Franchise Corporation is the sole manager and sole member of American Financial Group, L.L.C. In October 2001, First Financial Group, L.C. and American Financial Group, L.L.C. each guaranteed 50% of a Brooke Credit Corporation loan to The Wallace Agency, L.L.C. of Wanette, Oklahoma and each received a 7.5% profit interest in The Wallace Agency. The loan was originated on October 15, 2001 and is scheduled to mature on January 1, 2014. At June 30, 2005 the entire loan principal balance of $356,000 had been sold to unaffiliated lenders. The Company’s exposure to loss on this loan is limited to a recourse obligation by Brooke Credit Corporation on $245,000 of the loan participation balances.

Anita F. Larson, President and Chief Operating Officer of Brooke Corporation, is married to John Arensberg, a partner in Arensberg Insurance of Overland Park, Kansas. Arensberg Insurance is a franchisee of Brooke Franchise Corporation pursuant to a standard form franchise agreement, and utilizes the administrative and processing services of Brooke Franchise Corporation’s service center employees pursuant to a standard form service center agreement. Brooke Franchise Corporation receives in excess of $60,000 in fees from the franchisee in connection with each of these agreements.

Anita Lowry is the sister of Robert D. Orr and Leland G. Orr and the mother of Shawn T. Lowry and Michael S. Lowry and is married to Don Lowry. Don and Anita Lowry are shareholders of American Heritage Agency, Inc. of Hays, Kansas. The Company and American Heritage Agency, Inc. entered into a franchise agreement in February 1999 pursuant to which American Heritage Agency, Inc. participates in the Company’s franchise program. At June 30, 2005, Brooke Credit Corporation had four loans outstanding to American Heritage Agency with total principal balances of $558,000, of which $486,000 were sold to unaffiliated lenders. Such loans were made on substantially the same terms and conditions as provided to other franchisees and are scheduled to mature on June 15, 2016. The Company’s exposure to loss equals the retained principal balances of $72,000.

12. Acquisitions and Divestitures

In November 2003, CJD & Associates, L.L.C. acquired 100% of the outstanding shares of Texas All Risk General Agency, Inc. and T.A.R. Holding Co., Inc. for an initial purchase price of $1,000,000. All of the initial purchase price has been allocated to Amortizable Intangible Assets as disclosed in footnote 1 (g). The sellers are entitled to an increase of the initial purchase price equal to 25% of Texas All Risk’s monthly net revenues during the contingency period of November 2004 to October 2008. Any such purchase price increase shall be paid to the sellers monthly during the contingency period and, in accordance with paragraph 28 of FAS 141, “Business Combinations,” the payment shall be recorded as an asset when made. Additional payments of the purchase price

Brooke Corporation

Notes to Consolidated Financial Statements—(Continued)

UNAUDITED

have been made in the amount of $954,000 since the initial purchase. Texas All Risk offers hard-to-place and niche insurance as a wholesaler under the trade names of Texas All Risk General Agency and All Risk General Agency.

In February 2004, the Company acquired insurance agency assets from Brent and Haeley Mowery for a total purchase price of $499,000. The Company operates this business asset under the trade name of Brooke Auto Insurance Services of San Leandro, California. Its primary business activities include the sale of auto insurance.

In July 2002, the Company acquired 100% of the outstanding ownership interest of CJD & Associates, L.L.C. for an initial purchase price of $2,025,000. A portion of the initial purchase price has been allocated to Amortizable Intangible Assets as disclosed in footnote 1(g). The sellers are entitled to an increase of the initial purchase price equal to 30% CJD & Associates monthly net revenues during the contingency period of September 1, 2003 to September 1, 2007. Any such purchase price increase shall be paid to the sellers monthly during the contingency period and, in accordance with paragraph 28 of FAS 141, “Business Combinations,” the payment shall be recorded as an asset when made. Additional payments of the purchase price have been made in the amount of $1,355,000 since the initial purchase. CJD & Associates, L.L.C. offers hard-to-place and niche insurance as a wholesaler under the trade name of Davidson Babcock.

The Company acquired the stock or business assets of six auto insurance agencies during the year ended December 31, 2004 for purchase prices totaling $7,931,000 and subsequently sold these six agencies during the year ended December 31, 2004 for a total of $11,847,000. The Company originally intended to hold these six agencies for longer periods of time and therefore recorded amortization expenses. The gain on sale resulting from divestiture of these six agencies primarily results from recapturing amortization expenses and increasing the sales price to the approximate amount of initial franchise fees that would have been otherwise recorded if originally sold to franchisees.

13. Stock-Based Compensation

The Company’s net income and net income per common share would have been reduced to the pro forma amounts indicated below if compensation cost for the Company’s stock option plan had been determined based on the fair value at the grant date for awards in accordance with the provisions of FAS 123, “Accounting for Stock-Based Compensation”: The earnings per share has been adjusted to reflect the 2-for-1 stock split in 2004.

(in thousands, except per share data)	2005	2004
Net income:
As reported	$5,446	$3,808
Pro forma	5,203	3,592
Basic earnings per share:
As reported	$0.57	$0.40
Pro forma	0.54	0.37
Diluted earnings per share:
As reported	0.54	0.37
Pro forma	0.51	0.35

Brooke Corporation

Notes to Consolidated Financial Statements—(Continued)

UNAUDITED

The fair value of the options granted for the periods ended June 30, 2005 and 2004 is estimated on the date of grant using the binomial option pricing model. The weighted-average assumptions used and the estimated fair value are as follows:

	2005	2004
Expected term	5.6	2.0
Expected stock volatility	30%	30%
Risk-free interest rate	5%	5%
Dividend	1%	1%
Fair value per share	$0.85	$0.59

The Company has granted stock options to officers, certain key employees, and directors for the purchase of its common stock under a shareholder-approved plan. Pursuant to resolutions dated February 18, 2003 and April 22, 2004, the Compensation Committee of the Board of Directors adjusted the number of shares authorized for issuance under the 2001 Compensatory Stock Option Plan pursuant to the anti-dilution provisions of the Plan. Accordingly, at June 30, 2005 the Brooke Corporation 2001 Compensatory Stock Option Plan authorizes the issuance of up to 1,080,000 shares of the Company’s common stock for use in paying incentive compensation awards in the form of stock options. Unless otherwise required by law, the options are granted at fair value at the date of grant and, except for stock options awarded to selected officers, directors and employees, generally have become partially exercisable immediately. The options expire one to ten years from the date of grant. At June 30, 2005, there were 402,540 additional shares available for granting stock options under the stock plan.

	Shares Under Option	Weighted Average Exercise Price
Outstanding January 1, 2005	562,550	$3.07
Granted	24,400	23.49
Exercised	(116,550)	3.98
Relinquished	(8,120)	20.26
Terminated and expired	(4,200)	5.00

Outstanding, June 30, 2005	458,080	$3.69

	Shares Under Option	Weighted Average Exercise Price
Outstanding January 1, 2004	643,440	$2.84
Granted	16,000	—
Exercised	(26,950)	1.86
Relinquished	—	—
Terminated and expired	(37,420)	2.09

Outstanding, June 30, 2004	595,070	$3.20

Brooke Corporation

Notes to Consolidated Financial Statements—(Continued)

UNAUDITED

229,240 options to purchase shares were exercisable at June 30, 2005. The following table summarizes information concerning outstanding and exercisable options at June 30, 2005.

	Options Outstanding			Options Exercisable
Range of Exercisable Prices	Number Outstanding	Remaining Contractual Life in Years	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$1.21 – $23.49	458,080	5.6	$3.69	229,240	$3.17

14. Intangible Assets

There are no intangible assets with indefinite useful lives at June 30, 2005 and December 31, 2004. The intangible assets with definite useful lives have a value of $8,250,000 and $7,880,000 at June 30, 2005 and December 31, 2004, respectively. Of these assets $2,679,000 and $2,909,000 are recorded as a servicing asset on the balance sheet. The remaining assets are included in “Other Assets” on the balance sheet. Amortization expense was $724,000 and $850,000 for the six-month periods ended June 30, 2005 and 2004, respectively.

Amortization expense for amortizable intangible assets for the twelve-month periods ended June 30, 2006, 2007, 2008, 2009 and 2010 is estimated to be $1,407,000, $1,233,000, $1,075,000, $935,000, and $870,000, respectively.

15. Supplemental Cash Flow Disclosures

	For the six months ended June 30, 2005	For the six months ended June 30, 2004
Supplemental disclosures: (in thousands)
Cash paid for interest	$1,231	$916

Cash paid for income tax	$4,597	$1,500

Business inventory increased from December 31, 2004 to June 30, 2005 and was unchanged from December 31, 2003 to June 30, 2004. During the periods ended June 30, 2005 and 2004, the statements of cash flows reflect the purchase of businesses into inventory totaling $9,678,000 and $5,831,000, respectively, and the sale of businesses from inventory totaling $17,660,000 and $10,222,000, respectively. During the periods ended June 30, 2005 and 2004, net cash of $7,892,000 and $4,391,000, respectively, was provided by the Company’s business inventory activities because $8,736,000 and $4,391,000, respectively, of the purchase price of business inventory was financed by sellers.

(in thousands)	For the six months ended June 30, 2005	For the six months ended June 30, 2004
Purchase of business inventory	$(9,678)	$(5,831)
Sale of business inventory	17,660	10,222

Net cash provided from sale of business inventory	7,982	4,391
Cash provided by sellers of business inventory	(8,736)	(4,391)

(Increase) decrease in inventory on balance sheet	$(754)	$—

Brooke Corporation

Notes to Consolidated Financial Statements—(Continued)

UNAUDITED

16. Statutory Requirements

DB Indemnity, LTD is required by its license to maintain statutory capital and surplus greater than a minimum amount determined as the greater of $120,000, a percentage of outstanding losses or a given fraction of net written premiums. At June 30, 2005, the Company was required to maintain a statutory capital and surplus of $120,000. Actual statutory capital and surplus was $1,310,000 and $1,053,000 at June 30, 2005 and December 31, 2004, respectively. Of the actual statutory capital, $120,000 and $120,000 was fully paid up share capital, and, accordingly, all of the retained earnings and contributed surplus were available for payment of dividends to shareholders.

DB Indemnity, LTD is also required to maintain a minimum liquidity ratio whereby the value of its relevant assets are not less than 75% of the amount of its relevant liabilities. Relevant assets include cash and deposits, investment income accrued and insurance balances receivable. Certain categories of assets do not quality as relevant assets under the statute. The relevant liabilities are total general business insurance reserves and total other liabilities, less sundry liabilities. DB Indemnity, LTD was required to maintain relevant assets of at least $770,000 and $587,000 at June 30, 2005 and December 31, 2004, respectively. At June 30, 2005 and December 31, 2004, relevant assets were $2,330,000 and $1,790,000, respectively. The minimum liquidity ratio was, therefore, met.

DB Group, LTD is required by its license to maintain statutory capital and surplus greater than a minimum amount determined as the greater of $1,000,000, a percentage of outstanding losses or a given fraction of net written premiums. At June 30, 2005, the Company was required to maintain a statutory capital and surplus of $1,000,000. Actual statutory capital and surplus was $1,054,000 and $1,035,000 at June 30, 2005 and December 31, 2004, respectively. Of the actual statutory capital $1,000,000 and $1,000,000 was fully paid up share capital, and, accordingly, all of the retained earnings and contributed surplus were available for payment of dividends to shareholders.

DB Group, LTD is also required to maintain a minimum liquidity ratio whereby the value of its relevant assets are not less than 75% of the amount of its relevant liabilities. Relevant assets include cash and deposits, investment income accrued and insurance balances receivable. Certain categories of assets do not quality as relevant assets under the statute. The relevant liabilities are total general business insurance reserves and total other liabilities, less sundry liabilities.

DB Group, LTD was required to maintain relevant assets of at least $0 and $562,000 at June 30, 2005, and December 31, 2004, respectively. At June 30, 2005 and December 31, 2004, relevant assets were $1,054,000 and $1,036,000, respectively. The minimum liquidity ratio was, therefore, met.

17. Contingencies

In July 2002, the Company entered into an agreement to purchase of CJD & Associates, L.L.C. The sellers are entitled to an increase of the initial purchase price equal to 30% of CJD & Associates’ monthly net revenues during the contingency period of September 1, 2003 to September 1, 2007. Additional payments of the purchase price have been made in the amount of $1,355,000 since the initial purchase. Based on historical trends the Company estimates payments to the sellers of $661,000, $761,000 and $583,000 in the fiscal years 2005, 2006 and 2007, respectively.

In November 2003, CJD & Associates, L.L.C. entered into an agreement to purchase Texas All Risk General Agency, Inc. and T.A.R. Holding Co., Inc. which collectively own 100% of the outstanding shares All Risk General Agency, Inc. The sellers are entitled to an increase of the initial purchase price equal to 25% of Texas All Risk’s monthly net revenues during the contingency period of November 2004 to October 2008.

Brooke Corporation

Notes to Consolidated Financial Statements—(Continued)

UNAUDITED

Additional payments of the purchase price have been made in the amount of $954,000 since the initial purchase. Based on historical trends the Company estimates payments to the sellers of $805,000, $926,000, $1,065,000 and $1,122,000 in the fiscal years 2005, 2006, 2007 and 2008, respectively.

18. New Accounting Standards

On December 16, 2004, the FASB issued SFAS No. 123R, Share-Based Payment. SFAS No. 123R requires companies to expense the value of employee stock options and similar awards. The cost of the awards will be measured at the fair value on the awards’ grant date, based on the estimated number of awards that are expected to vest. Compensation cost for awards that vest would not be reversed if the awards expire without being exercised. When measuring fair value, companies can choose an option-pricing model like Black-Scholes or binominal models. On April 14, 2005, a new rule was adopted which changed the dates for compliance with the new standards of SFAS No. 123R. The new effective date for public companies is the beginning of the next fiscal year after June 15, 2005, and applies to all outstanding and unvested share-based payment awards at a company’s adoption date. The adoption of SFAS No. 123R for estimated unvested options at the adoption date may have a material effect on our consolidated financial statements. The Company’s Compensation Committee is considering various alternative forms of compensation in response to this new pronouncement. As a result, the impact to the consolidated financial statements for future share-based payment awards has not been determined.

19. Subsequent Events

On July 6, 2005, the Company organized Brooke Securitization Company V, LLC. In the fourth quarter of 2005, it is anticipated that this entity will purchase Brooke Credit Corporation loans and issue certain floating rate asset-backed notes.

20. Reclassifications

Certain accounts in the prior period financial statements have been reclassified for comparative purposes to conform with the presentation in the current year financial statements.

2,500,000 Shares

Common Stock

PROSPECTUS

August 9, 2005